Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the United States Securities and Exchange Commission on June 3, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NOVELIS INC.

(Exact name of registrant as specified in its charter)

Canada	3350	98-0442987
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3560 Lenox Road, Suite 2000

Atlanta, GA 30326

(404) 760-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CSC Corporation

1180 Avenue of the Americas, Suite 210

New York, NY 10036

(212) 299-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Keith M. Townsend Elizabeth A. Morgan Robert J. Leclerc King & Spalding LLP 1180 Peachtree Street, NE, Suite 1600 Atlanta, Georgia 30309 (404) 572-4600	Rima Ramchandani Mile T. Kurta Torys LLP 79 Wellington Street West Toronto, ON M5K 1N2 (416) 865-0040	Richard D. Truesdell, Jr. Dan Gibbons Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any updated issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which the preliminary prospectus forms a part is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2022 PRELIMINARY PROSPECTUS

Common Shares

Novelis Inc.

This is the initial public offering of common shares, no par value per share, of Novelis Inc., or Novelis. All of the                 common shares being sold in this offering are being sold by the selling shareholder identified in this prospectus. We will not receive any proceeds from the sale of common shares by the selling shareholder. Prior to this offering, there has been no public market for our common shares. It is currently estimated that the initial public offering price per common share will be between $            and $            . We have applied to list our common shares on the New York Stock Exchange, or NYSE, under the symbol “NVL.” Listing on the NYSE is subject to the approval of the NYSE in accordance with its listing standards.

Following this offering, assuming no exercise of the underwriters’ option to purchase additional shares referred to below, Hindalco Industries Limited (“Hindalco”), whose wholly-owned subsidiary, AV Minerals (Netherlands) N.V. (the “selling shareholder”), is our existing sole shareholder, will beneficially own approximately     % of our outstanding share capital. Hindalco will therefore control approximately     % of the voting power of our outstanding share capital following the offering, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. For further information, see “Management—Director Independence and Controlled-Company Exception,” “Principal and Selling Shareholder” and “Description of Share Capital.”

We are a “foreign private issuer” under applicable Securities and Exchange Commission rules, and as a result, will be subject to reduced public company reporting requirements for this prospectus and future filings with the Securities and Exchange Commission.

Our business and an investment in our common shares involve significant risks. You should carefully consider the risks that are described under the caption “Risk Factors” beginning on page 27 of this prospectus before making a decision to invest in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price
Underwriting discounts and commissions(1)
Proceeds, before expenses, to the selling shareholder

(1)

The underwriters will be reimbursed for certain FINRA-related expenses, in addition to the underwriting discounts and commissions they will receive. See “Underwriting” for a detailed description of the compensation payable to the underwriters.

The selling shareholder has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to         additional common shares at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver our common shares to purchasers against payment on or about                , 2022.

Joint Book-Running Managers

Morgan Stanley	BofA Securities	Citigroup

                , 2022

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Neither we, the selling shareholder nor any of the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We, the selling shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the selling shareholder nor any of the underwriters are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

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BASIS OF PRESENTATION

Unless otherwise indicated or unless the context otherwise requires, (a) all references in this prospectus to the “Company,” “Novelis,” “we,” “us,” “our” or similar terms refer to Novelis Inc. and its subsidiaries, and (b) all references to “Hindalco” and “Parent” refer to Hindalco Industries Limited, Novelis’ ultimate parent, and its consolidated subsidiaries other than Novelis and Novelis’ subsidiaries. All references to “shares” or “common shares” in this prospectus refer to the common shares of Novelis Inc., no par value per share.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding markets and the industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, independent industry sources such as Ducker Worldwide Advisors, LLC (“Ducker Frontier”), an independent consulting and industrial research firm, Commodity Research Unit International Limited (“CRU”), an independent business analysis and consultancy group focused on the mining, metals, power, cables, fertilizer and chemical sectors, and other research consultants, as well as our own estimates relying on our management’s knowledge and experience in the markets in which we operate. Our management’s knowledge and experience is based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, the information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other industry data included in this prospectus, and our estimates and beliefs based on that data, may not be reliable. Neither we, the selling shareholder nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.

TRADEMARKS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

We prepare and report our consolidated financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as U.S. GAAP. We maintain our books and records in U.S. dollars.

We operate on a fiscal year calendar ending on March 31 of each year. Accordingly, any references in this prospectus to the years ended March 31, 2022, 2021 and 2020 or to the fiscal years 2022, 2021 and 2020 refer to the twelve-month periods ended March 31, 2022, 2021 and 2020, respectively. Analogous convention is used for the fiscal years prior to March 31, 2020.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars and all references to “$” mean U.S. dollars. The assets and liabilities of our foreign operations, whose functional currency is other than the U.S. dollar, are translated to U.S. dollars at the period end exchange rates, and revenues and expenses are translated at average exchange rates for the period, in each case, using the exchange rates published by the relevant central banks. Differences arising from this translation are included in the currency translation adjustment component of accumulated other comprehensive loss and noncontrolling interests, both of which are on our consolidated balance sheets. For all operations, the monetary items denominated in currencies other than the functional currency are remeasured at period-end exchange rates, and transaction gains and losses are included in other (income) expenses, net in our consolidated statements of operations. Non-monetary items are remeasured at historical rates.

NON-U.S. GAAP FINANCIAL MEASURES

We refer to the terms “EBITDA,” “Adjusted EBITDA” and “Adjusted Free Cash Flow” in various places in this prospectus. These are supplemental financial measures that are not prepared in accordance with U.S. GAAP. Although our management uses these non-U.S. GAAP financial measures when planning, monitoring and evaluating our performance, any analysis of non-U.S. GAAP financial measures should be used only in conjunction with results presented in accordance with U.S. GAAP.

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow

Novelis defines EBITDA as earnings before interest, taxes, depreciation and amortization. Novelis defines Adjusted EBITDA as earnings before (a) “depreciation and amortization”; (b) “interest expense and amortization of debt issuance costs”; (c) “interest income”; (d) “unrealized gains (losses) on change in fair value of derivative instruments, net,” except for foreign currency remeasurement hedging activities, which are included in Adjusted EBITDA; (e) impairment of goodwill; (f) “(gain) loss on extinguishment of debt”; (g) noncontrolling interest’s share; (h) adjustments to reconcile our proportional share of Adjusted EBITDA from non-consolidated affiliates to income as determined on the equity method of accounting; (i) “restructuring and impairment, net”; (j) gains or losses on disposals of property, plant and equipment and businesses, net; (k) other costs, net; (l) litigation settlement, net of insurance recoveries; (m) sale transaction fees; (n) income tax provision (benefit); (o) cumulative effect of accounting change, net of tax; (p) metal price lag; (q) “gain on sale of business”; (r) purchase price accounting adjustments; (s) “income (loss) from discontinued operations, net of tax; and (t) “(gain) loss on sale of discontinued operations, net of tax.” EBITDA and Adjusted EBITDA are measures commonly used in our industry, and we present EBITDA and Adjusted EBITDA to enhance your understanding of our operating performance. We believe that EBITDA and Adjusted EBITDA are operating performance measures that measure operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

Our management believes investors’ understanding of our performance is enhanced by including these non-U.S. GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations from one period to the next and would ordinarily add back items that are not part of normal day-to-day operations of our business. By providing these non-U.S. GAAP financial measures, together with reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives.

However, EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP, and our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. EBITDA and Adjusted EBITDA have important limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, EBITDA and Adjusted EBITDA:

•	do not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

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•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect any costs related to the current or future replacement of assets being depreciated and amortized.

We also use EBITDA and Adjusted EBITDA:

•	as measures of operating performance to assist us in comparing our operating performance on a consistent basis because it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budgets and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to calculate incentive compensation payments for our key employees.

We also present our financial leverage ratio in this prospectus, which represents the ratio of our total debt less cash and cash equivalents to our Adjusted EBITDA, to monitor compliance with covenants in agreements governing our outstanding indebtedness and to assess our liquidity position over time.

Adjusted Free Cash Flow

Novelis defines Adjusted Free Cash Flow as: (a) “Net cash provided by (used in) operating activities - continuing operations,” (b) plus “Net cash provided by (used in) investing activities - continuing operations,” (c) plus “Net cash provided by (used in) operating activities - discontinued operations,” (d) plus “Net cash provided by (used in) investing activities - discontinued operations,” (e) plus cash used in the “Acquisition of assets under a finance lease,” (f) plus cash used in the “Acquisition of business, net of cash and restricted cash acquired,” (g) plus accrued merger consideration, (h) less “Proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging,” and (i) less proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging - discontinued operations.

Our management believes Adjusted Free Cash Flow is relevant to investors as it provides a measure of the cash generated internally that is available for debt service and other value creation opportunities.

However, Adjusted Free Cash Flow is not a measurement of financial performance or liquidity under U.S. GAAP and does not necessarily represent cash available for discretionary activities, as certain debt service obligations must be funded out of Adjusted Free Cash Flow. In addition, our method of calculating Adjusted Free Cash Flow may not be consistent with that of other companies.

For more information regarding these non-U.S. GAAP financial measures and a reconciliation of such measures to the most directly comparable U.S. GAAP financial measures, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial Information.”

SEGMENT INCOME

ASC 280, Segment Reporting, establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280, we have determined that we have four reportable segments for financial reporting purposes, based on geographical areas: North America, Europe, Asia, and South America. Under ASC 280, our measure of segment profitability and financial performance of our operating segments is segment income (“Segment Income”). Segment Income provides a measure of our underlying segment results that is in line with our approach to risk management. We define Segment Income as earnings before (a) depreciation and amortization; (b) interest expense and amortization of debt issuance costs; (c) interest

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income; (d) unrealized gains (losses) on change in fair value of derivative instruments, net, except for foreign currency remeasurement hedging activities, which are included in Segment Income; (e) impairment of goodwill; (f) (gain) loss on extinguishment of debt, net; (g) noncontrolling interests’ share; (h) adjustments to reconcile our proportional share of Segment Income from non-consolidated affiliates to income as determined on the equity method of accounting; (i) restructuring and impairment, net; (j) gains or losses on disposals of property, plant and equipment and businesses, net; (k) other costs, net; (l) litigation settlement, net of insurance recoveries; (m) sale transaction fees; (n) income tax provision (benefit); (o) cumulative effect of accounting change, net of tax; (p) metal price lag; (q) business acquisition and other related costs; (r) purchase price accounting adjustments; (s) income (loss) from discontinued operations, net of tax; and (t) loss on sale of discontinued operations, net of tax. Refer to “—Results of Operations—Segment Review” for more information on Segment Income.

PRESENTATION OF SHIPMENT INFORMATION

We present product shipment information throughout this prospectus. As used herein, consolidated “aluminum rolled product shipments,” “rolled products shipments” or “shipments” refers to aluminum rolled product shipments to third parties. For our operating segments, regional “aluminum rolled product shipments,” “rolled products shipments” or “shipments” refers to aluminum rolled product shipments to third parties and intersegment shipments to other regions. Shipment amounts also include tolling shipments. References to “total shipments” include aluminum rolled product shipments as well as certain other non-rolled product shipments, primarily scrap, used beverage can, ingots, billets, and primary remelt. The term “aluminum rolled products” is synonymous with the terms “flat-rolled products” and “FRP,” which are commonly used by manufacturers and third-party analysts in our industry. All tonnages are stated in metric tonnes. One metric tonne is equivalent to 2,204.6 pounds. One kilotonne (“kt”) is 1,000 metric tonnes. One megaton (“mt”) is 1000 kilotonnes. See the subsections titled “—Key Sales and Shipment Trends” and “—Segment Review” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for more information. We also refer to Adjusted EBITDA per tonne (which is calculated by dividing Adjusted EBITDA by rolled product shipments (in tonnes) for the corresponding period) as well as Segment Income per tonne (which is calculated by dividing Segment Income by aluminum rolled product shipments (in tonnes) for such segment for the corresponding period). Adjusted EBITDA per tonne and Segment Income per tonne are both calculated using aluminum rolled product shipments rather than total shipments because the incremental impact of non-rolled products shipments on our Adjusted EBITDA and Segment Income is marginal since the price of these products is generally set to cover the costs of raw materials not utilized in manufacturing products sold to beverage packaging customers, specialties and aerospace customers in our regions, and these non-rolled products are not part of our core operating business. Adjusted EBITDA is non-U.S. GAAP financial measure; for more information regarding this non-U.S. GAAP financial measure, see “Non-U.S. GAAP Financial Measures” above, and for a reconciliation of such measure to the most directly comparable U.S. GAAP financial measure, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial Information.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited annual consolidated financial statements and the related notes contained elsewhere in this prospectus.

Our Business

Our Purpose and Vision. Novelis’ purpose of “Shaping a Sustainable World Together” is at the core of who we are. Our purpose guides our strategy and the way we work, the decisions we make and the partnerships we pursue. In line with our purpose, our vision is to be the “Leading Provider of Sustainable and Innovative Aluminum Solutions.” Our customers around the world rely on us for sustainable solutions and products, as we make positive contributions in the communities where we live and work.

Our Company. We consider ourselves as the leading producer of innovative, sustainable aluminum solutions and the world’s largest recycler of aluminum. Specifically, we believe we are the leading provider of low-carbon aluminum solutions, helping to drive a circular economy by partnering with our suppliers and our customers in beverage packaging, automotive, aerospace and specialties (a diverse market including building & construction, signage, foil & packaging, commercial transportation and commercial & consumer, among others) markets globally. Throughout North America, Europe, Asia, and South America, we have an integrated network of 33 world-class, technologically advanced facilities, including 15 recycling centers within these plants, 10 innovation centers, and 12,690 employees.

Aluminum is the sustainable material of choice for a wide range of growing end-markets that require strong, yet lightweight sustainable solutions. The infinite recyclability of aluminum is essential to our innovative circular business model, and we believe we hold a leading position as a recycler of aluminum. We consider our global scale to be a distinct competitive advantage. In addition, our leading positions in aluminum recycling and cutting-edge operational processes provide us with an advantaged cost position, increasing our free cash flow. For the fiscal year ended March 31, 2022, we had total flat-rolled product shipments of 3,858 kt, net sales of $17.1 billion, net income of $955 million, and Adjusted EBITDA of $2,045 million.

Our Value Proposition. We are a critical partner for the delivery of innovative high-quality aluminum solutions that help our customers achieve their long-term growth strategies and sustainability targets. We are strategically positioned to deliver our value proposition due to the following attributes of our business model:

Global Footprint and Scale. We believe we are the largest global aluminum rolled products producer with a broad portfolio of high-value aluminum products designed to meet our customers’ quality and sustainability requirements. We believe our scale, recycling capabilities, research and development (“R&D”), and global footprint underpin our highly resilient business model, which is characterized by attractive growth opportunities, the ability to add new capacity, and the capability to support our customers with innovative solutions.

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Sustainability. The infinite recyclability of aluminum positions us at the focal point of the circular economy. We believe we recycle more aluminum than any other company in the world at approximately 2.2 mt in each of the past two years. Over the past decade, we have invested heavily to innovate and expand our aluminum recycling operations to increase the recycled content of our solutions to a leading level in the industry. We are an essential partner to our blue-chip customers to enable the achievement of their sustainability goals, which are being driven in part by end-consumers. Key components of our innovative circular business model include:

•	High Recycled Content. We have steadily increased recycled content to approximately 60% on average across our diverse portfolio. This represents a ~2x increase since we established a baseline in 2009.

•

Recycling Capacity and Capabilities. We have invested approximately $700 million in our recycling capabilities since 2012. We have new recycling and casting centers planned in the US, China, and South Korea and other expansions under evaluation in every region.

•

End-of-Life Packaging Recycling. Today, we recycle more than 82 billion used beverage cans (“UBCs”) annually, and through investments such as the new recycling capacity being added in Alabama, we expect to increase this to approximately 95 billion in the next few years.

•

Closed Loop Automotive Recycling. We believe we are the world’s largest closed loop aluminum partner for the automotive industry, recycling production scrap of aluminum supplied to some of the world’s largest original equipment manufacturers (“OEMs”). We have two of the world’s largest closed loop recycling programs in the U.S. and Europe.

•	Sustainable Sourcing. We partner with suppliers that align with our sustainability values to drive sustainability throughout our value chain.

•

Low CO2 Operation. We are actively developing and implementing new technologies to reduce our CO2 footprint, such as a program in Switzerland focused on decarbonizing the aluminum manufacturing process. Beyond manufacturing, we are continuously exploring options to reduce carbon in logistics, such as closed loop rail systems.

Innovation. We partner with customers utilizing our industry leading technology to support market development for innovative and sustainable solutions across all end-markets. We focus our innovation

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efforts to push the limits on aluminum alloys, advancing customers’ product designs, and improving our own process engineering and production techniques. Key components that support the needs of our customers include:

•

Customer Solution Centers (“CSCs”). Through our robust global network of automotive and beverage packaging CSCs, we collaborate with customers and others across the value chain to accelerate the adoption of aluminum in next-generation products.

•

Research & Development. Leveraging our global network of R&D centers, we develop new alloys and techniques to keep aluminum at the forefront of materials. We also have a dedicated team of recycling, casting, rolling, and finishing experts who pioneer advancements in aluminum manufacturing.

Customer Testimonials

•	Ball Corp. –

“Aluminum beverage packaging has always been a more sustainable alternative to plastic and glass that not only benefits our customers and end consumers, but also the planet. For us at Ball Corporation, our ‘Vision for a Perfect Circle’ guides our efforts to advance the circular economy for aluminum beverage packaging. Novelis is critical to our ability to achieve our sustainability ambitions and working with us to develop innovative solutions that further reduce our carbon footprint. In addition, Novelis has been a longstanding strategic supplier supporting our growth globally through investments to expand their can sheet capacity.”

– Dan Fisher, CEO, Ball

•	Ford Motor Co. –

“Novelis’ expertise in high-volume aluminum production and willingness to invest to benefit our customers drove our decision to collaborate with the company in Ford’s radical redesign of our F-150 pickup truck. We have benefitted from Novelis’ proven ability to bring innovative, sustainable, and long-lasting quality products to market,” said Hau Thai-Tang, Ford Motor Company’s Chief Industrial Platform Officer. “No other company uses as much aluminum as Ford does on a single product – and no other company in the world has ever produced an aluminum-intensive product of this size and at this kind of scale. That’s why it was so important for our teams to collaborate and build infrastructure with sustainability in mind from the start – ensuring Ford’s aluminum process scrap is recycled directly back into our F-150s. Together, we created a truly closed-loop-recycling system that embodies Ford’s purpose – to help build a better world.”

– Hau Thai-Tang, Chief Industrial

 Platform Officer, Ford

•	NIO –

“Our business has grown tremendously since our founding in 2014, and Novelis has been an important part of our growth story, supporting us with critical innovation, product quality and high service levels, while also making investments that have enabled our growth. Novelis has been more than an aluminum supplier and has acted as a solutions provider on design to maximize the unique attributes of aluminum across our vehicles – Novelis has been a true partner to NIO in our drive to a more sustainable tomorrow.”

– William Li, Founder and CEO, NIO

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Our Portfolio Optimization. Since becoming a subsidiary of Hindalco Industries in 2007, we have undergone a significant transformation. We have made numerous strategic investments that we believe position us well to achieve long-term growth and profitability:

•

Breadth of Offering. We made calculated portfolio changes through M&A and organic investments to diversify and optimize our capacity across end-markets by (i) becoming, to our belief, the world’s leader in automotive aluminum solutions, (ii) expanding high recycled content in our specialties business and pruning the portfolio of lower margin products, and (iii) adding aerospace in a key geographic region.

•

Operational Flexibility. We have been at the forefront of aluminum manufacturing advancements and adoption of new processes, which has enabled maximum flexibility. Our footprint and market segment positioning are continuously evaluated based on regional supply and demand dynamics with a corporate focus on expanding margins.

•

M&A. We acquired global aluminum producer Aleris Corporation (“Aleris”) in 2020, diversifying and strengthening our portfolio with entry into high-value aerospace and expansion of our high-recycled-content building and construction business. Through investments in legacy Aleris’ rolling mill in China, we will enable automotive rolling and recycling in China for the Company.

Our Track Record. We have experienced substantial growth over the last decade, driven by our own initiatives contributing to robust end-market growth and strong operational performance. As a result, we increased our net income from a loss of $38 million in 2016 to net income of $955 million in 2022, and increased Adjusted EBITDA per tonne by 72% over the same time period. Key components of our historical growth and margin expansion include:

•

Transformational Organic Investment. We invested approximately $2.7 billion from fiscal year 2012 through fiscal year 2022 in organic growth capex, expanding our rolling and recycling capacity, as well as automotive finishing capacity, to align with market demand. Looking forward, we have identified more than $4.5 billion in additional investment opportunities through 2027 as we seek to increase capacity and profitability. The largest of these investments is a greenfield recycling and rolling facility in Alabama to primarily serve the North American beverage packaging market and automotive markets.

•

M&A. The acquisition of Aleris in 2020 has been highly accretive both in terms of market positioning and synergies. We have identified more than $220 million in synergies, exceeding our original estimates; through March 31, 2022, we have achieved $112 million of run rate cost synergies.

•

End-Market Growth. We believe our strategic initiatives have shaped the global aluminum flat-rolled products industry and enabled robust growth as FRP consumption grew approximately 80% over the past 15 years to approximately 30 million tonnes in 2021, per CRU.[1] Aluminum FRP consumption has grown at approximately a 4% compound annual growth rate from 2016-2021, while the beverage packaging market grew at approximately a 5% compound annual average growth rate during the same period.

•	Advantaged Recycling Cost Position. We believe our efficiencies in recycling operations, industry-leading technology and buying power will position us well to the extent scrap prices fluctuate.

•

Production Efficiencies. We have implemented digital technologies and advanced analytics to improve recovery, throughput, and quality, driving operational efficiencies and improving profitability. We are implementing a “Plant of the Future” model that will further utilize digital technologies, AI, and robotics in new and existing plants.

[1]	Source: CRU Aluminium Rolled Products Market Outlook, February 2022. All CRU references to the broader aluminum rolled products market are derived from this report.

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Our Business Segments

We report our results of operations in four segments: North America, Europe, Asia, and South America. Due in part to the regional nature of supply and demand for aluminum solutions and to best serve our customers, we manage our activities based on geographic areas. The following charts show net sales by geography and net sales and shipments by end product market for the fiscal year ended March 31, 2022.

Novelis Revenue by Geographic Region	Novelis Revenue by End-Market

Novelis Shipments by End-Market

North America Segment

We consider ourselves the leader in aluminum recycling and production in North America. In North America, we generated $6,735 million in net sales, $685 million in Segment Income, and 1,467 kt in rolled product shipments, resulting in $467 in Segment Income per tonne for the fiscal year ended March 31, 2022. Compared to the fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $348 million in Segment Income, 435 kt in rolled product shipments, and $141 in Segment Income per tonne across our North American segment.

We believe we hold the number one position in the beverage packaging and automotive markets in North America. Beverage packaging represents our largest market within North America, selling 665 kt in the fiscal year ended March 31, 2022. The specialties segment is the second largest end-market in the region, selling 479 kt in the fiscal year ended March 31, 2022. The balance of the portfolio is from our leading position in the automotive market, selling 323 kt in the fiscal year ended March 31, 2022.

Headquartered in Atlanta, Georgia, Novelis North America consists of 17 plants, including recycling operations. Across these facilities our aluminum rolling capacity is approximately 1.5 mt and recycling capacity is approximately 1.1 mt. In addition, we have both R&D centers and CSCs strategically located across North

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America. Our global casting, engineering and technology center in Spokane, Washington, specializes in molten metal processing. Our global research and technology center in Kennesaw, Georgia, offers state of the art research and development capabilities to help us meet the global long-term demand for aluminum used across all our product markets and geographies. Kennesaw is home to our beverage packaging CSC and can pilot line, where we test our products on pre-production lines similar to those used by our can customers. We also operate an automotive CSC in Detroit, Michigan.

Due to strong consumer demand for sustainable aluminum products, particularly beverage can sheet, we plan to invest $2.5 billion to establish a greenfield rolled aluminum and recycling facility in Bay Minette, Alabama. We believe this facility will be the first fully integrated aluminum mill built in the U.S. in 40 years. This facility is expected to increase our annual rolled aluminum production capacity by ~600 kt, allowing us to better meet the growing beverage packaging and automotive demand. In addition to this investment, we continue to evaluate the need for additional rolling and recycling capacity expansion in the U.S. moving forward.

Novelis North America End-Market Shipment Mix

Europe Segment

We consider ourselves the leader in aluminum recycling and production in Europe. In Europe, we generated $4,720 million in net sales, $324 million in Segment Income, and 1,067 kt in rolled product shipments, resulting in $304 in Segment Income per tonne for the fiscal year ended March 31, 2022. Compared to fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $131 million in Segment Income, 89 kt in rolled product shipments, and $106 in Segment Income per tonne across our European segment. We hold a leading position within the European beverage packaging and automotive end-markets. The beverage packaging end-market represents our largest market within Europe, selling 502 kt in the fiscal year ended March 31, 2022. The specialties market is the second largest end-market, selling 270 kt in the fiscal year ended March 31, 2022. The third largest end-market is the automotive market, selling 230 kt in the fiscal year ended March 31, 2022. The remainder of sales are from the aerospace industry.

Headquartered near Zurich, Switzerland, Novelis Europe operates 10 plants across four countries, including recycling operations. Across these facilities our aluminum rolling capacity is approximately 1.2 mt and recycling capacity is 0.6 mt. These manufacturing facilities produce a broad range of sheet, plate, and foil products. We believe our Nachterstedt plant is one of the largest aluminum recycling facilities in the world, handling approximately 400 kt of aluminum scrap per year. Additionally, we have multiple centers dedicated to innovation in Europe. We have an automotive R&D center in Sierre, Switzerland and an R&D center in Göttingen, Germany, which specializes in the development of new products and processes for our beverage packaging and specialties customers. We also have an automotive CSC in Stuttgart, Germany. Due to strong consumer demand for sustainable aluminum products, we are evaluating additional rolling and recycling capacity expansion in Europe moving forward.

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Novelis Europe End-Market Shipment Mix

Asia Segment

We are a leading aluminum producer and believe we are the largest recycler of aluminum in Asia. In Asia, we generated $3,036 million in net sales, $352 million in Segment Income, and 763 kt in rolled product shipments, resulting in $461 in Segment Income per tonne for the fiscal year ended March 31, 2022. Compared to fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $196 million in Segment Income, 3 kt in rolled product shipments, and $256 in Segment Income per tonne across our Asian segment.

We hold a leading position within the Asian beverage packaging and automotive end-markets. Beverage packaging represents our largest market within Asia, selling 511 kt in the fiscal year ended March 31, 2022. The automotive end-market represents the second largest end-market in the region, selling 126 kt in the fiscal year ended March 31, 2022. The third largest end-market is the specialties market, selling 98 kt in the fiscal year ended March 31, 2022. The remainder of sales are from the aerospace industry.

Headquartered in Seoul, South Korea, Novelis Asia operates four aluminum plants, including recycling operations. Across these facilities, our rolling capacity is approximately 0.8 mt and recycling capacity is 0.4 mt. These manufacturing facilities produce a broad range of aluminum sheet, plate, and light gauge products. We recently completed a 100 kt automotive finishing capacity expansion at our Changzhou, China facility. In addition, we have also announced an investment of approximately $375 million in Zhenjiang, China, aimed at enabling domestic automotive rolling and recycling capabilities. We have an Aerospace innovation center in Zhenjiang, an R&D center and automotive CSC in Shanghai, China, and an R&D center in Ulsan, South Korea.

Novelis Asia End-Market Shipment Mix

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South America Segment

We consider ourselves the leader in aluminum recycling and production in South America. We hold a top position within the South American beverage packaging market. In South America, we generated $2,638 million in net sales, $681 million in Segment Income, and 617 kt in rolled product shipments for fiscal year ended March 31, 2022, resulting in $1,104 in Segment Income per tonne. Compared to fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $404 million in Segment Income, 127 kt in rolled product shipments, and $539 in Segment Income per tonne across South America. Beverage packaging represents our largest market in the region, selling 592 kt in the fiscal year ended March 31, 2022. Additionally, we produce products to serve the specialties end-market, selling 25 kt in the fiscal year ended March 31, 2022.

Headquartered in Sao Paulo, Brazil, Novelis South America operates two plants, including recycling operations. Across these facilities our rolling capacity is approximately 0.7 mt and recycling capacity is 0.5 mt. In the fiscal year ended March 31, 2022, we completed a $150 million investment to expand both rolling and recycling capacity by 100 kt each at our Pindamonhangaba facility.

Novelis South America End-Market Shipment Mix

Our Industry

The aluminum market represents the global supply of, and demand for, aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by both independent aluminum rolled products producers and integrated aluminum companies. Specifically, aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacturing of finished goods, ranging from beverage packaging, that includes cans and bottles, to automotive structures and body panels.

There are two major types of manufacturing processes for aluminum products, differing mainly in the process used to achieve the initial stage of processing: hot mills, which require sheet ingot, a rectangular slab of aluminum, as starter material; and continuous casting mills, which can convert molten metal directly into semi-finished sheet.

Sources of Metal

There are two sources of raw material: (i) primary aluminum, produced from alumina (extracted from bauxite), processed in a smelter; and (ii) recycled aluminum, produced by remelting post-industrial and post-consumer scraps.

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Primary aluminum can generally be purchased at prices set on the London Metal Exchange (“LME”), plus a local market premium (“LMP”) that varies by geographic region of delivery, alloying material, form (ingot or molten metal) and purity. Recycled aluminum is generally produced internally from procured scrap or purchased at a discount compared to the price of primary aluminum depending on type and quality of the scrap, geographic region, and other market factors.

We believe Novelis has been a global leader in sustainable aluminum product manufacturing, recycling 2.2 mt aluminum in fiscal year 2022. We have invested approximately $700 million in our recycling capabilities since 2012, increasing the recycled content of our products to be one of the highest levels in the industry. We have announced additional recycling investments in the U.S., China, and South Korea to increase that leadership position. By utilizing recycled aluminum for much of our manufacturing, we limit the carbon intensity of our operations, because using recycled aluminum is 95% less carbon intensive than primary aluminum. Incorporating as much recycled aluminum as possible into products is one of the most impactful way to reduce carbon emissions across the global aluminum value chain.

Industry End-Markets

Due to aluminum’s lightweight characteristics, recyclability, and formability properties, aluminum product companies serve a diverse set of end-markets including beverage can, automotive, aerospace, and a variety of other end-markets.

Beverage Packaging. Aluminum is one of the most sustainable packaging materials for beverage brands. In addition to its recyclability, aluminum beverage bottles and cans offer advantages in fabricating efficiency and product shelf life. Beverage can manufacturers produce and fill beverage cans at very high speeds, and non-porous aluminum cans provide longer shelf life than glass or plastic containers. Aluminum cans are light, stackable and use space efficiently, making them convenient and cost-efficient to ship.

According to CRU, global demand for can stock is forecasted to increase at a compound annual growth rate of approximately 4% from 2021 to 20282 mainly driven by:

•	Sustainability trends. Consumers are increasingly demanding more sustainable packaging options, driving increased adoption of infinitely recyclable aluminum.

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Growth in beverage markets. New beverage types, such as energy drinks, hard seltzers, and mixed cocktails are increasingly released in aluminum packaging, supporting growth with further potential growth in aluminum-packaged water.

•	Substitution against glass and plastic. Package mix shift from other materials like glass, steel and plastic into aluminum is continuing.

We are the global leader in beverage can sheet with 40% global market share (excluding China) in the 2021 calendar year according to CRU, while also being the leading buyer and recycler of UBCs globally – recycling more than 82 billion cans annually (and we expect to increase to approximately 95 billion cans in the next few years following completion of the Alabama facility). Aluminum beverage cans and bottles are the model of sustainable packaging as the average “can-to-can” lifecycle enables a can that is recycled today to be back on store shelves in just 60 days. With aluminum being one of the most sustainable packaging materials for beverages, demand for recyclable aluminum remains strong. Novelis works with its customers to develop improved and more sustainably efficient aluminum solutions at dedicated beverage can innovation facilities, including our global research and technology center in Kennesaw, Georgia, as well as our R&D center in

[2]	Source: CRU Aluminium Beverage Can Market Outlook, March 2022. All CRU references to the broader aluminum beverage can market are derived from this report.

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Göttingen, Germany. Enabled by our global manufacturing and recycling footprint, Novelis serves some of the most recognizable brands including Coca-Cola and AB InBev, as well as leading beverage can manufacturers Ball Corporation, Crown and Ardagh Metal Packaging.

Automotive. Aluminum utilization is positioned for continued growth through increased adoption of electric vehicles (“EVs”), which require higher amounts of aluminum. This is compounded by government regulations requiring improved emissions for internal combustion engine (“ICE”) vehicles, while also maintaining and improving vehicle performance and safety through lightweighting. Aluminum products are used in vehicle structures (also known as “body-in-white”) as well as automotive body panel application, including hoods, doors, deck lids, fenders, and lift gates. Aluminum sheet is also used in battery enclosures for the growing EV market.

According to Ducker Frontier,3 automotive aluminum sheet demand in North America is set to grow at a compound annual growth rate of 6% from 2022 to 2030, and we estimate that demand in Europe will grow at a comparable rate. Based on our projections, we believe that the fast-growing Asia automotive aluminum sheet market will increase at a steeper rate from a lower baseline in 2022. Further, the switch to EVs will drive higher aluminum content in vehicles and new systems like battery enclosures. Ducker Frontier estimates, by 2026, EVs are projected to average ~75 lbs more aluminum automotive body sheet (“ABS”) content per vehicle compared to ICE vehicles.

We believe Novelis is the world’s largest supplier of aluminum sheet to the automotive industry, with a global market share of 50%. Novelis leverages aluminum’s unique properties to deliver safe, sustainable, and cost-effective solutions for OEMs to lightweight, improving fuel efficiency and vehicle performance. Our automotive products are featured across models on the road today, including our high-performing Advanz™ and Fusion alloys. Novelis provides high-strength aluminum sheet in EVs, enabling increased battery range while giving automakers the ability to add in-vehicle content that enhances the user experience. Continuously innovating, Novelis has dedicated automotive R&D centers in Sierre, Switzerland and Shanghai, China as well as CSCs in Detroit, Michigan, Stuttgart, Germany, and Shanghai, China. We enjoy long-standing partnerships with automotive customers globally, including Ford, Jaguar Land Rover, Volvo, Nissan, Tesla, BMW, Daimler, GM, NIO and Toyota.

Aerospace. The aerospace industry is building new aircraft to accommodate a growing number of air passengers and to replace older, less efficient planes with newer, more fuel-efficient models. Aluminum offers a high strength-to-weight ratio, energy efficiency, and high tolerance to extreme temperatures, making it an ideal material for the manufacturing of aircraft. According to Oliver Wyman’s Global Fleet & MRO Forecast 2022-2032, air travel is set to recover to pre-COVID-19 levels by 2023, as loosening COVID-19 restrictions have facilitated a faster than anticipated recovery for the industry.

Novelis specializes in the production of rolled aluminum plate and sheet materials for fuselage and wing structure components. Novelis can produce very wide and ultra-thick plates, either heat-treated or non-heat treated. We have also introduced new low-density alloys that translate into fuel efficiency and lower operating costs for the airline industry. The Aleris acquisition has given us outstanding innovation centers geared specifically towards aerospace solutions in both Koblenz, Germany and Zhenjiang, China. We continue to strengthen our relationships with global customers like Airbus, Boeing, Bombardier, and Embraer.

Specialties. Aluminum’s applications are present in many components of our everyday lives. Aluminum is relied on to create everyday sustainable solutions across markets, including building and construction, commercial transportation, foil & packaging, and commercial & consumer. These industries continue to increase aluminum material adoption due to its many desirable characteristics. This diverse market is poised for growth due to housing market tailwinds, growing medium duty van production driven by e-commerce growth, and consumer

[3]	Source: DuckerFrontier, “North American Light Vehicle Aluminum Content and Outlook” Report, 2020.

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demands in coffee capsule and container packaging. In this category, we provide a variety of products across various market segments:

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Building & Construction. Anodized aluminum and pre-painted aluminum designed to meet the exacting requirements of the construction industry, while enabling architects to bring their most innovative and ambitious designs to life in an eco-friendly and cost-effective way.

•	Signage. Commercial signs, license plates and traffic and road signs.

•	Foil & Packaging. Aluminum containers and lids, trays and complementary accessories, aluminum converter foil, aluminum bottles, caps & closures, and aluminum cartridges.

•	Commercial Transportation. Mass transportation, such as rail and commercial truck and trailer.

•	Commercial & Consumer. Durable and attractive finishes on goods ranging from smartphones to appliances.

Our Competitive Strengths

A Leading, High-Value, Global Aluminum Solutions Provider and Aluminum Recycler

Novelis is a leading global provider of aluminum solutions for the beverage packaging and automotive markets and holds leading positions in global aerospace and specialties (e.g., building and construction, commercial transportation, foil & packaging, and commercial & consumer). Our integrated network of 33 strategically located production facilities across North America, South America, Europe, and Asia, 15 of which are enabled with recycling capabilities, support approximately 4.2 mt of rolling capacity and approximately 2.6 mt of recycling capacity, both of which are approximately double the capacity of the next largest producer. We believe our global footprint positions us as the largest flat-rolled products producer and pre- and post-consumer aluminum recycler, driving our industry-leading recycled content levels.

We believe our scale gives us the widest reach and penetration across our end-markets, allowing us to invest in developing unique solutions in collaboration with customers and others in the value chain. We do this through our leading R&D platform, sourcing economies of scale, a reliable and proven supply chain to secure recycled aluminum, attracting excellent talent and expertise, and being an attractive partner to our customers.

We protect our leadership position by striving to deliver best-in-class customer service with high-quality, sustainable, and innovative solutions. Additionally, our strong balance sheet supports strategic investments to accommodate rapidly increasing demand across our product portfolio.

Essential, Long-Standing Partner to Premium Global Corporations

Through strategic partnerships with our global blue-chip customer base, we have innovated and developed industry-leading solutions that are critical to our customers’ needs. Importantly, we also help our customers achieve their announced sustainability goals, which are extremely important to their end-consumers. Our expansive network and comprehensive recycling solutions make us the partner of choice for companies pursuing ambitious sustainability goals and developing products for the circular economy. Our sophisticated R&D and innovation featured in our customer partnerships require meaningful time and investment, resulting in high switching costs. These collaborative efforts have led to industry-defining breakthroughs in beverage packaging, automotive, and recycling.

We co-design and innovate with our customers through R&D centers on all our operating continents, which are differentiated through superior design capabilities, pilot lines, CSCs for can and automotive, and a dedicated group focused on recycling and casting advancements for our operations.

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Examples of Our Global Blue-Chip Customer Base:

Premier Recycling Footprint Driving Lower CO2 Emissions and Reduced Waste to Landfills

We are at the forefront of the sustainability shift, increasing the average recycled content in our products to approximately 60% across our entire portfolio. We continue to actively invest in and expand our recycling footprint to enhance our leadership position in the circular economy. Our largest end-markets have industry-leading recycled content rates: approximately 77% in beverage packaging, 31% in automotive, and over 90% in North American building & construction. By investing approximately $700 million in recycling capacity over the past 10 years, we increased our recycling capacity and capabilities and doubled the average amount of recycled aluminum in our products. Utilizing recycled material ensures we have highly sustainable metal inputs for our products and reduces our CO2 footprint – and the CO2 footprint of our customers and end-consumers. This is because using recycled aluminum reduces the CO2 footprint by 95% compared to primary aluminum, due to the avoidance of carbon intensive mining.

We also partner with customers, suppliers, governments, nonprofits, and communities to reduce the amount of aluminum scrap going into landfills by improving end-of-life recycling rates, especially as it relates to UBCs. We recycled more than 82 billion UBCs in fiscal 2022 and see significant opportunity to increase UBC collection, as well as end-of-life automotive aluminum sheet recycling. We have extensive closed-loop-recycling systems with several automakers. We will continue to invest in solutions to meet the growing demand for low CO2 products from our customers, their consumers and the world.

Diversified Portfolio Growth Driven by Under-Supplied Market and Sustainability Trends

We believe our product portfolio is the broadest in the industry and penetrates a wide range of end-markets particularly in the premium, high-value-added space. Our broad end-market participation creates a diversified portfolio of sustainable aluminum solutions, which we believe makes our product offering resilient against periods of macroeconomic volatility. Beverage can sheet provides a highly stable revenue stream given the relatively inelastic demand for canned beverages due to customer preferences for sustainable packaging. To complement our can business, we have strong positions in premium end-markets, such as automotive (both ICE and EVs) and aerospace, which both have near- and long-term secular growth trends. Additionally, our specialties end-markets are diverse and cover a wide range of industries from building & construction, signage, foil & packaging, commercial transportation and commercial & consumer, among others.

Since inception, we have invested to match the growth of our end-markets and needs of our customers. All our end-markets are forecasted to continue to grow, propelled mainly by the secular shift in consumer demand for sustainable materials like infinitely recyclable, lightweight aluminum. The global FRP aluminum market has grown over 80% in the past 15 years and is forecasted to grow at a robust 4% compounded annual growth rate between 2021 and 2026, according to CRU.

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Our largest end-market, beverage packaging, is structurally under-supplied in key geographies, including North America and Europe. North America has been a net importer of can sheet since at least 2015 and is forecasted to remain undersupplied through 2030 due to significant announced capacity expansions by our customers (Ball, Crown, and Ardagh Metal Packaging have announced more than 10 new beverage can manufacturing expansion investments in North America alone since 2020). This is expected to further accelerate the projected North American can sheet supply shortfall from approximately 500 kt in 2022 to more than 650 kt by 2030, per CRU. Considering geo-political instability, supply chain disruptions, long lead times, quality concerns, and the higher carbon footprint of imports, can makers prefer domestic supply.

Proven Track Record of Portfolio Reinvention, Recycling Investments, and Operational Excellence

We continue to drive operational efficiencies in our inorganic and organic capacity expansions, enabled by broad operational excellence, digital and advanced analytics initiatives. We believe these efficiencies, along with shifting our portfolio to premium applications and making investments in recycling, contribute to industry-leading shipments, financial performance, and margins as our net income expanded to $955 million, or $248 per tonne, and our Adjusted EBITDA per tonne expanded to $530 in the fiscal year ended March 31, 2022, from a net loss of $38 million and Adjusted EBITDA per tonne of $308 in the fiscal year ended March 31, 2016, enabled by broad operational excellence and our digital/advanced analytics teams.

Our acquisition of Aleris in 2020 further underscores our ability to identify and successfully integrate inorganic capacity, enhancing our sustainability efforts and expanding our product portfolio with additional high-value solutions. We have identified more than $220 million of synergies from the Aleris acquisition, exceeding our initially announced $150 million synergies target.

Net Income per Tonne(1)

(1)

Net income for certain years presented in the chart above includes charges and expenses that management believes are not part of normal day-to-day operations of our business. For a reconciliation of net income to Adjusted EBITDA and a further discussion of these charges and expenses, see “—Summary Historical Condensed Consolidated Financial Information.”

(2)	Not meaningful because we had a net loss of $38 million for the fiscal year ended March 31, 2016.

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Adjusted EBITDA per Tonne

Attractive Financial Profile with Sustainable Margins and Cash Flow Generation

We have a proven history of attractive and highly profitable growth due to disciplined capital deployment, strategic vision, and a steady, experienced leadership team. Between fiscal year ended March 31, 2012, to fiscal year ended March 31, 2022, we invested approximately $2.7 billion in strategic growth capex and an additional $2.8 billion on the Aleris acquisition, which was completed in 2020, in order to expand rolling and recycling capacity, and significantly expand automotive finishing sheet production.

Overall, we believe our first mover advantage in responsible capacity expansion, operational expertise, R&D investment, and the successful acquisition and integration of Aleris have allowed us to diversify and optimize our portfolio and has led to:

•	Net income growth, demonstrated by net income of $955 million in the fiscal year ended March 31, 2022, or $248 per tonne, compared to a net loss of $38 million in the fiscal year ended March 31, 2016.

•	Flat-rolled products shipments growth from 3,123 kt in the fiscal year ended March 31, 2016 to 3,858 kt in the fiscal year ended March 31, 2022.

•	Adjusted EBITDA growth from $963 million in the fiscal year ended March 31, 2016, to $2,045 million in the fiscal year ended March 31, 2022, representing a compound annual growth rate of 13%.

•	Consistent Adjusted EBITDA per tonne expansion from $308 per tonne in the fiscal year ended March 31, 2016 to $530 per tonne in the fiscal year ended March 31, 2022.

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Robust Net cash provided by operating activities and Adjusted Free Cash Flow generation of $5.7 billion and $3.0 billion, respectively, on a cumulative basis since fiscal 2016, including $1.1 billion and $660 million in the fiscal year ended March 31, 2022, respectively. Our robust free cash flow generation enables us to allocate capital to the highest return uses, which could include internally funding capital projects and R&D, retaining a strong and flexible balance sheet, and distributing capital to shareholders.

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While funding growth through organic and inorganic initiatives, we reduced financial leverage (which represents the ratio of our total debt less cash and cash equivalents to our Adjusted EBITDA for the trailing twelve month period) from 5.7x as of March 31, 2016, to 2.2x as of March 31, 2022.

Experienced, Stable Management Team with Proven Track Record, Backed by Best-In-Class Global Corporation

Our strong, stable management team has significant experience across the aluminum industry and all relevant end-markets. Our executive officers have served in meaningful leadership positions in diverse industries, as well

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as in the aluminum industry, with many of them serving for 15 years or more at Novelis. The average tenure at Novelis across our executive officer team is 13 years. The leadership at both Novelis and Hindalco has a proven track record of executing through a significant period of transformation. Combined with the strategic, financial, and leadership support of the Aditya Birla Group, we have increased profitability, capacity, and recycled content, propelling Novelis to be the global market leader in aluminum solutions. Our historical track record and experience in successfully executing growth projects provides us with the expertise to identify, build, and execute on our future growth initiatives.

Our Strategy

Drive Growth by Capitalizing on Customer Partnerships to Advance the Adoption of Aluminum.

As an infinitely recyclable material, the demand for aluminum is growing rapidly in response to consumer preference for more sustainable products.

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Support secular shift toward aluminum as the sustainable material of choice. All our end-markets benefit from megatrends that offer tailwinds for growth. Consumer preference for sustainable products is driving a secular shift toward infinitely recyclable and lightweight aluminum, particularly in the beverage can and automotive industries. We expect the material substitution trends from plastic and glass to recycled aluminum to persist across our key geographies.

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Grow beverage packaging and automotive capacity alongside customer demand. Building on decades-long customer partnerships and innovation capabilities, we are strategically positioned to foster and invest in advance of customer needs. With a strong balance sheet, we believe Novelis is well-positioned to be the first mover in our industry, investing to meet demand when the time is right. We employ advanced modeling to optimize timing, sequencing, and sizing of expansion projects so that we align our rolling and recycling capacity additions with validated commercial demand outlooks driven by market supply-demand balance scenarios. We have identified significant capacity expansion opportunities that support our customer growth plans, of which the largest is an announced ~600 kt, $2.5 billion expansion in Alabama to create a state-of-the-art, fully integrated rolling and recycling mill that will primarily serve the growing beverage can and automotive markets. Projects like this will enable us to scale our capacity in our effort to match increased customer demand.

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Capture above market growth with EV tailwinds. For automotive, the adoption of EVs correlates with higher aluminum content because, according to Ducker Frontier, EVs average more aluminum content per vehicle compared to ICE vehicles. We believe we are in the leading position to meet this demand due to our extensive geographic footprint and innovation capabilities, including engagement with OEMs on future battery design.

We believe our track record of well-timed first mover investments and culture of operational excellence enable best-in-class rolling and recycling efficiencies to promote the adoption of aluminum across all of our end-markets.

Build on Existing Sustainability Leadership to Grow Recycling in Beverage Packaging and Automotive.

We have set an ambition to be the world’s leading provider of low-carbon, sustainable aluminum solutions that advance our business, industry, and society toward the benefits of a circular economy.

To enable the below activities, we actively invest in facilities and technologies to increase our use of recycled material, which has a significantly lower carbon footprint than primary aluminum. According to the Aluminum Association, recycled aluminum’s carbon footprint is 95% less intensive than primary aluminum. While we are

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already an industry leader in aluminum recycling, with a recycled content rate averaging approximately 60%, we are actively developing new alloys that accept higher amounts of recycled material.

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Expand our recycling footprint for carbon reduction. We have announced projects to further grow our recycling capacity and capability by approximately 900 kt. This includes two new recycling centers in the U.S., and one each in China and South Korea. We began construction of the new recycling centers in Guthrie, Kentucky, and Ulsan, South Korea in early 2022. Combined, these two projects are expected to reduce our carbon emissions by nearly 1.5 million tonnes annually. Because increasing our use of recycled material is our biggest lever for reducing our carbon footprint, we will continue to pursue further investments to add recycling capacity. We believe we hold a competitive advantage in recycling through a robust and diverse supplier network, leading recycling efficiencies, and best in-class technology. Beyond recycling, we constantly seek ways to reduce carbon across our supply chain, such as utilizing rail transportation.

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Implement closed-loop-recycling partnerships with customers in beverage can and automotive. Closed-loop-recycling partnerships are contractual relationships with customers where the customer returns their production scrap to Novelis. This enables us to keep aluminum in the loop and maximize the metal’s contribution in the circular economy by preserving the integrity of the alloy and ensuring it is not downgraded into a less valuable form. Currently, we have programs in place with all our leading beverage can customers, as well as our largest automotive customers, and are working to implement closed-loop-recycling with others.

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Capture aluminum from vehicles at the end-of-life. We are actively working to develop advanced sorting and separation technologies to capture more aluminum from vehicles at the end of their useful life. We have recently completed an investment in a technology company that uses advanced AI and optical technology to sort aluminum alloys, enabling more pre-consumer closed-loop and end-of-life aluminum recycling. End-of-life automotive is an untapped market, as today the different forms of aluminum in a vehicle are not separated and our products end up being downgraded into lower value uses, such as castings for engine blocks.

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Increase consumer recycling rates across key geographies. To increase recycling rates, we are collaborating with customers, industry associations, nonprofits, governments, and communities to improve recycling rates. We see significant opportunity in UBCs in particular, given the low recycling rates across select geographies, such as the U.S.’s 45% recycling rate.

Lead Through Innovative Collaborations with Customers & Operational Excellence.

Our R&D assets and activities not only distinguish us, but also keep us at the forefront of innovation, making Novelis the partner of choice for our customers.

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Continued innovation across product markets. We invest in R&D to continue to develop aluminum alloy solutions to continue to increase our use of recycled content, raise the adoption rates of aluminum, and solve customer challenges. We take a diverse approach to innovation through partnering with customers, suppliers, universities, NGOs, start-ups, and industry associations to complement our in-house innovation capabilities. This is evident through an innovation-focused, non-profit consortium called Alumobility that Novelis co-founded.

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Partner with customers to accelerate innovation. Through our robust global network of automotive CSCs located in Detroit, Michigan, Stuttgart, Germany and Shanghai, China, we have collaborated with customers and other players in the automotive value chain to accelerate the adoption of sustainable, lightweight, high-strength, aluminum for the next generation of vehicle design. We are also establishing a CSC for beverage can in Brazil, which will complement our can pilot line at our beverage can CSC in Kennesaw, Georgia.

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Our Innovation Centers

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Push the boundaries on operational excellence. Innovation also plays a key role in how we operate our facilities and maintain a lower cost structure. Our internal team of data analytics and machine learning experts execute projects in conjunction with our plants to improve productivity, throughput, efficiency, and product quality. Through our digital program, we have recognized approximately $75 million in cost savings since fiscal year 2020. We also apply our expertise in this area to our customers’ operations, as we aim to make it easier and more cost-effective for them to use our aluminum. Finally, through our “Plant of the Future” model, we will further utilize digital technologies, AI, and robotics in new and existing plants.

Corporate Information; Reorganization

We are a Canadian corporation, formed on September 21, 2004. On May 15, 2007, we were acquired by Hindalco Industries Limited, and became a direct and wholly-owned subsidiary of AV Metals, Inc., a wholly-owned subsidiary of Hindalco. Prior to giving effect to this offering, all of the outstanding shares of Novelis are owned by AV Minerals (Netherlands) N.V., a wholly-owned subsidiary of Hindalco.

On            , 2022, Novelis Inc. and AV Metals, Inc. (which, prior to such date, was our sole shareholder and a wholly-owned subsidiary of AV Minerals (Netherlands) N.V.) completed a plan of arrangement, pursuant to which AV Metals Inc. merged with and into Novelis Inc., with Novelis Inc. surviving the merger. As of the effectiveness of the plan of arrangement, we are a direct, wholly-owned subsidiary of AV Minerals (Netherlands) N.V.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

The following chart is a summary of our organizational structure as of the date of this prospectus.

*	NSE-listed (India)
**	Issuer

Our principal executive offices are located at 3560 Lenox Road, Suite 2000, Atlanta, Georgia 30326 and our telephone number at that address is (404) 760-4000. Our internet address is www.novelis.com. Please note that any references to www.novelis.com in this prospectus are inactive references only and that our website, and the information contained on, or accessible through, our website is not part of nor incorporated into this prospectus.

Our Shareholder

We are indirectly owned by Hindalco, through its wholly-owned subsidiary AV Minerals (Netherlands) N.V. Hindalco is an industry leader in aluminum and copper, and is the metals flagship company of the Aditya Birla Group, a multinational conglomerate based in Mumbai, India. Immediately prior to this offering, Hindalco beneficially owned 100% of our outstanding common shares, and will beneficially own approximately    % of our common shares immediately following consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares. We currently expect that, following this offering,                of the eight members of our board of directors will be employees or affiliates of Hindalco. Accordingly, Hindalco will be able to influence fundamental and significant corporate matters and transactions, and the interests of Hindalco may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities which would otherwise be available to us, for which we will have no recourse. We also expect to be a “controlled company” under NYSE corporate governance standards and to take advantage of certain corporate governance exceptions related thereto. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Shares.”

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, results of operations and future prospects, which could cause the trading price of our common shares to decline and could result in a loss of your investment. Some of these risks include:

•

certain of our customers are significant to our revenues, and we could be adversely affected by disruptions or changes in the business or financial condition of these significant customers or by the loss of their business or reduction in their requirements;

•	we face significant price and other forms of competition from other aluminum rolled products producers;

•	the end-markets for certain of our products are highly competitive and customers may be willing to accept substitutes for our products, including steel, plastics, composite materials, and glass;

•	we may not realize the anticipated benefits of strategic investments, including projected synergies from our acquisition of Aleris;

•

our business could be adversely affected by increases in the cost or volatility in the availability of primary aluminum, scrap aluminum, sheet ingot, or other raw materials used in the production of our products;

•	our results and short-term liquidity can be negatively impacted by timing differences between the prices we pay under purchase contracts and metal prices we charge our customers;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders;

•

we will be a “controlled company” within the meaning of the rules of the NYSE and will therefore qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will therefore not have the same protections afforded to shareholders of companies that are subject to such requirements; and

•

following the completion of this offering, Hindalco will control a majority of the voting power of our common shares, which will prevent you and other shareholders from influencing significant decisions.

As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will experience growth or profitability in the future or that our common shares will trade at or above the initial public offering price.

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Confidential Treatment Requested by Novelis Inc.

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The Offering

Issuer	Novelis Inc.

Selling shareholder	AV Minerals (Netherlands) N.V., a wholly-owned subsidiary of Hindalco.

Common shares offered by the selling shareholder	shares.

Public offering price	$ per common share, which is the mid-point of the price range set forth on the cover page of this prospectus.

Voting rights	The common shares will be entitled to one vote per share.

Option to purchase additional common shares	The selling shareholder has granted the underwriters an option, exercisable within 30 days from and including the date of closing of the offering, to purchase up to an additional common shares to cover over-allotments, if any, in connection with this offering.

Listing	We have applied to list our common shares on the New York Stock Exchange under the symbol “NVL.”

Common shares outstanding immediately after this offering	shares.

Use of proceeds	We will not receive any of the net proceeds from the sale of common shares by the selling shareholder in this offering. Please see “Use of Proceeds” and “Principal and Selling Shareholder.”

Dividend policy	We currently intend to pay quarterly dividends of approximately $ , distributed to our shareholders on a pro-rata basis. Payments to our shareholders are at the discretion of our board of directors. Any such payments depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments and agreements governing our indebtedness, and other relevant factors. Please see “Dividend Policy” for additional information.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Members of our board of directors and our executive officers, Hindalco and the selling shareholder have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Risk factors	You should carefully read the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common shares.

Controlled Company Exemption

Following the completion of this offering, Hindalco will own     % of the voting power of our outstanding common shares. Accordingly, we will be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements. We intend to take advantage of certain of these exemptions following the completion of this offering. See “Management—Director Independence and Controlled-Company Exception.”

Accordingly, we will be exempt from certain rules that would otherwise require that our board of directors consist of a majority of independent directors and that our Compensation Committee and Nominating and Corporate Governance Committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the listing rules of the NYSE, provided that we intend to avail ourselves of an exemption available to foreign-private issuers to allow one non-independent, non-voting observer to serve on the committee. See “Management—Director Independence and Controlled Company Exception.”

Except as otherwise indicated, all information in this prospectus, including information regarding the number of common shares outstanding:

•	assumes an initial public offering price of $ per share (the midpoint of the price range set forth on the front cover of this prospectus);

•	assumes the underwriters option to purchase additional common shares has not been exercised; and

•

other than with respect to share and per share information in our historical financial results, reflects a -for-1 forward share split to occur immediately prior to the closing of this offering (the “share split”).

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary Historical Condensed Consolidated Financial Information

The following table presents our summary historical consolidated financial data as of and for the fiscal years ended March 31, 2022, 2021 and 2020. The summary historical consolidated financial data as of March 31, 2022 and 2021, and for the fiscal years ended March 31, 2022, 2021 and 2020, has been derived from our audited annual consolidated financial statements and accompanying notes included elsewhere in this prospectus. On April 14, 2020, we acquired Aleris. The financial results of Aleris are not reflected in our historical results for the periods prior to that date.

The information set forth below is only a summary. You should read the following information together with our audited annual consolidated financial statements included elsewhere in this prospectus and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited annual consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Our historical consolidated financial information may not be indicative of the future performance or financial condition of Novelis Inc. as a standalone public company. For more information, see “Where You Can Find More Information.”

	Year Ended March 31,
	2022	2021	2020
	(in millions)
Statement of Operations Data:

Net Sales	$17,419	$12,276	$11,217

Cost of goods sold (exclusive of depreciation and amortization shown below)	14,354	9,980	9,231
Selling, general and administrative expenses	631	551	498
Depreciation and amortization	550	543	361
Interest expense and amortization of debt issuance costs	227	267	248
Research and development expenses	92	83	84
Loss on extinguishment of debt, net	64	14	71
Restructuring and impairment, net	1	29	43
Equity in net (income) loss of non-consolidated affiliates	(8)	(1)	2
Business acquisition and other integration related costs	—	11	63
Other (income) expenses, net	(61)	103	18

	$15,850	$11,580	$10,619

Income from continuing operations before income tax provision	1,299	696	598
Income tax provision	281	238	178

Net income from continuing operations	1,018	458	420
Loss from discontinued operations, net of tax	(63)	(51)	—
Loss on sale of discontinued operations, net of tax	—	(170)	—

Net loss from discontinued operations	(63)	(221)	—

Net income	955	237	420
Net income attributable to noncontrolling interests	1	1	—

Net income attributable to our common shareholder	954	236	420

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Confidential Treatment Requested by Novelis Inc.

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	Year Ended March 31,
	2022	2021	2020
	(in millions)
Statement of Cash Flows Data:
Net cash provided by operating activities – continuing operations	$1,132	$1,209	$973
Net cash used in investing activities – continuing operations	(473)	(3,079)	(586)
Net cash provided by (used in) financing activities – continuing operations	(615)	182	1,064
Effect of exchange rate changes on cash	2	40	(9)

	As of March 31,
	2022	2021
	(in millions)
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,070	$998

Total assets	15,096	12,885
Long-term debt (including current portion)	4,993	5,724
Short-term borrowing	529	236
Shareholder’s equity of our common shareholder	2,502	1,902

	Year Ended March 31,
	2022	2021	2020
	(in millions)
Other Financial and Operating Data:
Total Rolled Products Shipments (in kt)	3,858	3,613	3,273

EBITDA(1)	$2,004	$1,276	$1,193

Adjusted EBITDA(1)	2,045	1,714	1,472

Adjusted EBITDA per tonne(2)	530	474	450
Capital Expenditures	446	485	610
Adjusted Free Cash Flow(3)	660	612	384

(1)

EBITDA and Adjusted EBITDA are non-U.S. GAAP financial measures. For additional information regarding our use of EBITDA and Adjusted EBITDA and limitations on their usefulness as analytical tools, see “Non-U.S. GAAP Financial Measures.”

The following tables reconcile Net income (loss) attributable to our common shareholder to EBITDA and Adjusted EBITDA for the periods presented:

	Year Ended March 31,
	2022	2021	2020
	(in millions)
Net income attributable to our common shareholder	$954	$236	$420
Net income attributable to noncontrolling interests	1	1	—
Income tax provision	281	238	178
Interest, net	218	258	234
Depreciation and amortization	550	543	361

EBITDA	2,004	1,276	1,193

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	Year Ended March 31,
	2022	2021	2020
	(in millions)
Unrealized (gain) loss on derivatives	$28	$11	$(4)
Realized (gain) loss on derivative instruments not included in Adjusted EBITDA (A)	(2)	1	—
Proportional consolidation(B)	56	56	57
Loss on sale of fixed assets, net	8	1	1
Loss on extinguishment of debt	64	14	71
Restructuring and impairment, net(C)	1	29	43
Metal price lag expense(D)	(166)	6	38
Gain on sale of business	(15)	—	—
Purchase accounting adjustments(E)	—	29	—
Loss on sale of discontinued operations, net of tax	—	170	—
Business acquisition and other integration related costs(F)	—	11	63
Loss from discontinued operations, net(G)	63	51	—
Other, net(H)	4	59	10

Adjusted EBITDA	$2,045	$1,714	$1,472

	Year Ended March 31,
	2019	2018	2017	2016
	(in millions)
Net income (loss) attributable to our common shareholder	$434	$635	$45	$(38)
Net income (loss) attributable to noncontrolling interests	—	(13)	1	—
Income tax provision	202	233	151	46
Interest, net	258	246	283	314
Depreciation and amortization	350	354	360	353

EBITDA	1,244	1,455	840	675

Unrealized (gain) loss on derivatives	10	(20)	(5)	4
Realized (gain) loss on derivative instruments not included in Adjusted EBITDA (A)	(2)	—	(5)	1
Proportional consolidation(B)	58	51	28	30
Loss on sale of fixed assets, net	6	7	6	4
Loss on extinguishment of debt	—	—	134	13
Restructuring and impairment, net	2	34	10	48
Metal price lag expense(D)	4	(4)	31	172
(Gain) loss on sale of business (I)	—	(318)	27	—
Purchase accounting adjustments	—	—	—	—
Loss on sale of discontinued operations, net of tax	—	—	—	—
Business acquisition and other integration related costs(F)	33	—	—	—
Loss from discontinued operations, net	—	—	—	—
Other, net	13	10	19	16

Adjusted EBITDA	$1,368	$1,215	$1,085	$963

(A)	Realized (gain) loss on derivative instruments not included in Adjusted EBITDA represents foreign currency derivatives not related to operations.

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Confidential Treatment Requested by Novelis Inc.

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(B)

Adjustment to reconcile proportional consolidation relates to depreciation, amortization, and income taxes of our equity method investments. Income taxes related to our equity method investments are reflected in the carrying value of the investment and not in our consolidated income tax provision.

(C)

Restructuring and impairment, net for fiscal 2020 primarily relates to the closure of certain non-core operations in Europe, impairment charges on intangible software assets and certain long-lived assets unrelated to restructuring activities in North America and Asia, and the closure of smelter facilities in South America. Restructuring and impairment, net for fiscal 2021 primarily relates to the reorganization and right sizing of the acquired Aleris business.

(D)

On certain sales contracts we experience timing differences on the pass through of changing aluminum prices from our suppliers to our customers. Additional timing differences occur in the flow of metal costs through moving average inventory cost values and cost of goods sold. This timing difference is referred to as metal price lag. We adjust for the impact of metal price lag because we use derivative instruments to directly hedge against the economic risk of metal price lag. The adjustment in fiscal 2022 removes the favorable net metal price lag impact resulting from significant increases during the year in base aluminum prices and LMPs between our purchases of aluminum from suppliers and the delivery of finished product to customers during the year.

(E)	Purchase price accounting adjustments for fiscal 2021 primarily relates to the relief of the inventory step-up related to the acquired Aleris business.
(F)	Business acquisition and other related costs are primarily legal and professional fees associated with our acquisition of Aleris.
(G)

Discontinued operations result from Aleris’ North American and European operations, including the automotive assets of the Duffel plant, located in Duffel, Belgium (“Duffel”) and the Lewisport plant, located in Lewisport, Kentucky (“Lewisport”), which we were required to divest as part of the antitrust review processes in the European Union and the U.S. The Duffel divestiture is still being held for sale, pending the resolution of a binding arbitration proceeding with the purchaser, ALVANCE. The Lewisport divestiture was completed on November 30, 2020. See Note 3 – Discontinued Operations to our audited annual consolidated financial statements included elsewhere in this prospectus for more information.

(H)

For fiscal 2022, other, net includes $36 million of interest income recognized as a result of Brazilian tax litigation settlements and interest income, partially offset by $18 million from the release of certain outstanding receivables. For fiscal 2021, other, net primarily relates to a charitable contribution for COVID-19 relief as well as interest income.

(I)	In September 2017, Novelis Korea Ltd., a subsidiary of Novelis Inc., sold a portion of its shares in Ulsan Aluminum, Ltd. (UAL) for $314 million, which resulted in a gain on sale of investments.
(2)

Adjusted EBITDA per tonne is calculated by dividing Adjusted EBITDA by rolled product shipments (in tonnes) for the corresponding period. See “Presentation of Shipment Information” for more information.

(3)

Adjusted Free Cash Flow is a non-U.S. GAAP financial measure. For additional information regarding our use of Adjusted Free Cash Flow and limitations on its usefulness as an analytical tool, see “Non-U.S. GAAP Financial Measures.”

The following tables reconcile Net cash provided by (used in) operating activities – continuing operations to Adjusted Free Cash Flow for the periods presented:

	Year Ended March 31,
	2022	2021	2020
	(in millions)
Net cash provided by operating activities – continuing operations	$1,132	$1,209	$973
Net cash used in investing activities – continuing operations	(473)	(3,079)	(586)

Plus: Cash used in the acquisition of business, net of cash and restricted cash acquired(A)	—	2,614	—

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Confidential Treatment Requested by Novelis Inc.

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	Year Ended March 31,
	2022	2021	2020
	(in millions)
Less: Process from sales of assets and business, net of transaction fees, cash income taxes and hedging	$(10)	$(4)	$(3)

Adjusted free cash flow from continuing operations	649	740	384

Net cash provided by (used in) operating activities – discontinued operations	11	(82)	—

Net cash provided by investing activities – discontinued operations	—	357	—

Less: Proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging discontinued operations(B)	—	(403)	—

Adjusted Free Cash Flow	$660	$612	$384

(A)

The total of acquisition of business, net of cash and restricted cash acquired represents $2.8 billion of merger consideration plus $4 million related to the translation adjustment of the €55 million capital improvement investment for Duffel upon payout, net of $105 million of cash and cash equivalents, $41 million of discontinued operations cash and cash equivalents acquired, $9 million of restricted cash, and $9 million in contingent consideration paid in the acquisition of business.

(B)

Proceeds from the sales of assets and business, net of transaction fees, cash income taxes and hedging - discontinued operations represents the proceeds from the sale of Duffel, net of cash sold of $23 million and the proceeds from the sale of Lewisport.

	Year Ended March 31,
	2019	2018	2017	2016
	(in millions)
Net cash provided by operating activities	$728	$573	$563	$541
Net cash (used in) provided by investing activities	(557)	96	(200)	(378)
Plus: Cash used in the acquisition of assets under a capital lease (A)	239	—	—	—
Less: Proceeds from sales of assets and business, net of transactions fees, cash income taxes and hedging (B)	(2)	(263)	(2)	(3)

Adjusted Free Cash Flow	$408	$406	$361	$160

(A)

This line item includes $239 million of outflows related to the acquisition of operating assets that we historically leased at our Sierre, Switzerland rolling facility during the year ended March 31, 2019. The impact is recognized as “Acquisition of assets under a capital lease.”

(B)

This line item includes the proceeds from the sale of shares in Ulsan Aluminum Ltd., to Kobe Steel Ltd. during the year ended March 31, 2018 in the amount of $314 million, net of $42 million and $11 million, in cash taxes and transaction fees paid, respectively. This line item also includes “Outflows from the sale of a business, net of transaction fees” which is comprised of cash of $13 million held by ALCOM, which was a consolidated entity sold during fiscal 2017.

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Confidential Treatment Requested by Novelis Inc.

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RISK FACTORS

This offering and investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, before deciding to invest in our common shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. If any of the following risks actually occurs, our business, financial condition, results of operations, liquidity and prospects could suffer materially, the trading price of our common shares could decline and you could lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements.”

Competitive and Strategic Risks

Certain of our customers are significant to our revenues, and we could be adversely affected by disruptions or changes in the business or financial condition of these significant customers or by the loss of their business or reduction in their requirements.

Our 10 largest customers accounted for approximately 54%, 55%, and 63% of our total net sales for fiscal 2022, fiscal 2021, and fiscal 2020, respectively. A significant disruption in the business or downturn in the financial condition of our significant customers could adversely affect our results of operations and cash flows. Some of our customers are dependent upon the continued ability of their suppliers to deliver key components necessary for the manufacturing of their products, and a disruption of such supply chains could cause such customers to alter production schedules or suspend production entirely. For example, a global semiconductor supply shortage is having wide-ranging effects across multiple industries, particularly the automotive industry, and it has impacted multiple suppliers that incorporate semiconductors into the parts they supply to some of our customers. As a result, the semiconductor supply shortage has had, and is expected to continue having, an impact on vehicle production. Near-term demand for aluminum automotive sheet is being negatively impacted by the semiconductor shortage, and this shortage could continue to adversely affect customer demand for aluminum.

In addition, some of our customer contracts are subject to renewal and renegotiation at periodic intervals or upon changes in competitive supply conditions. Our failure to successfully renew or renegotiate such agreements could result in a reduction or loss in customer purchase volume or revenue. Additionally, consolidation among our customers may enable them to use increased leverage in negotiating prices and other contractual terms. Consolidation in our customer base may also lead to reduced demand for our products or cancellations of sales orders. Furthermore, certain of our customer contracts do not impose any minimum purchase volume conditions, and a customer could elect to purchase less of our products than they have historically, in the discretion of the customer.

We also factor trade receivables to manage working capital. Any deterioration of the financial condition or downgrade of the credit rating of certain of our customers may make it more difficult or costly for us to engage in these activities, which could negatively impact our cash flows and liquidity.

We face significant price and other forms of competition from other aluminum rolled products producers.

The markets in which we operate are highly competitive. We compete primarily on the basis of our value proposition, including price, product quality, ability to meet customers’ specifications, range of products offered, global footprint, sustainability and recycling, technical support, and customer service. Some of our competitors may benefit from more efficient technologies, lower raw material and energy costs, and lower labor costs. Increases in competition resulting from new market entrants or increases in production capacity by our competitors could cause us to lose market share or a large customer or force us to reduce prices to remain competitive. In addition, because of extensive competition in all of our key markets, large customers may be able to exert influence to extract favorable future pricing terms. These risks could also be exacerbated by new market participants in the industry or surplus supply of aluminum rolled products in the industry, which could result in additional competitive pricing pressures to the extent our competitors have excess supply. Any such developments could adversely affect our business, financial condition, or results of operations.

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The end-markets for certain of our products are highly competitive and customers may be willing to accept substitutes for our products, including steel, plastics, composite materials, and glass.

Aluminum also competes with other materials, such as steel, plastics, composite materials, and glass for various applications, including packaging, automotive, aerospace, architectural, industrial, and consumer durables end-markets. Our customers may choose materials other than aluminum to achieve desired attributes for their products. For example, customers in the automotive industry may increase their use of high-strength steel rather than aluminum (or revert back to utilizing steel) for certain applications due to the price differential between steel and aluminum. The packaging industry continues to experience advances in alternative materials, such as plastics, glass, and organic or compostable materials, which could lead to higher margins for our customers than our products and which may compare favorably to aluminum with respect to preservation of food and beverage quality and recyclability. The willingness of customers to accept other materials in lieu of aluminum, as well as broader consumer movements towards multi-use forms of packing over single-use packaging, could adversely affect the demand for certain of our products, and thus adversely affect our business, financial condition, or results of operations.

We may not realize the anticipated benefits of strategic investments.

As part of our strategy for growth, we have in the past and may in the future pursue acquisitions, divestitures, joint ventures or other strategic investments. We recently completed a $180 million investment in automotive finishing capacity in Changzhou, China, a $150 million investment in recycling and casting capacity at our plant in Pindamonhangaba, Brazil, and a $315 million greenfield automotive finishing expansion in Guthrie, Kentucky. We also have announced plans to further invest significantly in strategic capacity expansions across geographic locations over the next five years. For example, announced projects include an approximately $2.5 billion greenfield rolling mill in Bay Minette, Alabama, a $375 million rolling and recycling expansion in Zhenjiang, China, a $365 million recycling and casting capacity expansion in Guthrie, Kentucky, a $130 million capacity debottlenecking investment in Oswego, New York, and a $50 million recycling and casting capacity expansion in Ulsan, South Korea. If our production levels and margins do not grow in line with our current expectations, we may not realize a return on such announced projects that is commensurate with our investment. Further, there are numerous risks commonly encountered in strategic transactions, including the risk that management’s time and energy may be diverted, disrupting our existing businesses, and the risk that we may not be able to complete a project that has been announced, complete such project on time or generate the synergies and other benefits that we anticipated. For example, we have identified more than $220 million of run-rate synergies in connection with our acquisition of Aleris in April 2020. Through the end of fiscal 2022, we have realized $112 million in run-rate cost synergies, but may not fully achieve the identified but unrealized synergies.

Operational Risks

Our business could be adversely affected by increases in the cost or volatility in the availability of primary aluminum, scrap aluminum, sheet ingot, or other raw materials used in the production of our products.

The supply risks relating to our metal inputs vary by input type. For example, we produce some of our sheet ingot requirements internally and source the remainder from multiple third parties in various jurisdictions, usually under contracts having a duration of at least one year. If our suppliers are unable to deliver sufficient quantities of aluminum and other raw materials to the necessary locations on a timely basis, including as a result of global supply chain issues, our production could be disrupted and our net sales, profitability and cash flows could be adversely affected.

We may be adversely affected by changes in the cost of other raw materials as well as labor costs, energy costs and freight costs associated with transportation of raw materials. Prices of certain raw materials may fluctuate due to a number of factors, including general economic conditions, commodity price fluctuations (particularly aluminum on the LME), the demand by other industries for the same raw materials, the availability of complementary and substitute materials, inflationary pressures, supply shortages and disruptions caused by the

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COVID-19 pandemic or geopolitical factors relating to Russia’s recent invasion of Ukraine. The availability and costs of certain raw materials necessary for the production of our products may also be influenced by private or governmental entities, and may be impacted by mergers and acquisitions, changes in world politics or regulatory requirements (such as human rights regulations or environmental, health and safety laws and regulations or production curtailments), regulations, labor relations between the producers and their work forces, labor shortages, unstable governments in exporting nations, export quotas, sanctions, new or increased import duties, countervailing or anti-dumping duties, infrastructure and transportation issues, market forces of supply and demand, and inflation. We may be unable to offset fully the effects of material shortages or higher costs through customer price increases, productivity improvements or cost reduction programs. Shortages or price fluctuations in raw materials could have a material adverse effect on our operating results. We employ a number of strategies to manage raw material pricing volatility such as pass through contracts with customers and hedging of metal prices, but there is no assurance that these activities will be sufficient in fully mitigating raw material cost volatility.

Our operations are energy-intensive and our profitability and cash flows may decline if energy costs were to rise, or if our energy supplies were disrupted.

We consume substantial amounts of energy in our rolling and casting operations. The factors affecting our energy costs and supply reliability tend to be specific to each of our facilities. A number of factors could materially affect our energy position adversely including:

•	increases in costs of natural gas;

•	increases in costs of supplied electricity;

•	increases in fuel oil related to transportation;

•	prices affected by regional markets, governmental regulations, and taxes;

•	interruptions in energy supply due to equipment failure or other causes; and

•	the inability to extend energy supply contracts upon expiration on favorable terms.

If energy costs continue to rise, or if energy supplies or supply arrangements were disrupted, our profitability and cash flows could decline.

Downturns in the automotive and ground transportation industries or changes in consumer demand could adversely affect our business.

The demand for our automotive products and other industrial products is dependent on the production of cars, light trucks, SUVs and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the overall strength of the economy. Even with the automotive industry’s growing use of aluminum to reduce vehicle weight, weak demand for, or lower production of, new cars, light trucks, SUVs and heavy duty vehicles and trailers could adversely affect the demand for our products and have an adverse effect on our financial position, results of operations and cash flows.

Our business and operations, and the operations of our suppliers and customers, may be adversely affected by public health crises, such as the COVID-19 pandemic.

We face risks related to public health crises, including outbreaks of communicable diseases. The outbreak of such a communicable disease could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. A public health crisis, including the COVID-19 pandemic, poses the risk that we or our employees, contractors, suppliers, customers, or other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities, or that such crisis may otherwise interrupt or impair business activities.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Specifically, the COVID-19 pandemic, including its different variants, continues to adversely impact our operations. The extent to which the COVID-19 pandemic affects our operations over time will depend on future developments, which are highly uncertain and beyond our control, including the duration and severity of future variants or outbreaks, the revision of governmental quarantine or other public health measures, the availability of vaccines or other medical remedies and preventive measures, and determinations regarding, among other things, health and safety, demand for specific products, and broader economic conditions. Many of the actions taken to mitigate the impact of the COVID-19 pandemic, including declarations of states of emergency, governmental quarantines, shelter-in-place and stay-at-home orders, social distancing requirements, business closures and staged procedures for reopening, manufacturing restrictions and a prolonged period of travel, commercial and/or other similar restrictions and limitations, have negatively affected our business and the business of many of our customers. The continuation of these restrictions or the imposition of additional restrictions would increase the COVID-19 pandemic’s impact on our businesses and magnify the risks of a material adverse impact on our business, results of operations, financial condition, liquidity, and/or cash flows, as well as on our business strategies and initiatives. The status of the COVID-19 pandemic related restrictions in the areas in which our products are manufactured, distributed, or sold may change on short notice in response to new variants or other circumstances. The scope and timing of any such reinstatements is difficult to predict. Because we rely on supply chain continuity, restrictions in one location may materially impact operations in multiple locations, and the impact of the COVID-19 pandemic in one location may have a disproportionate effect on our operations in the future.

The COVID-19 pandemic has impacted and may continue to impact our employees, customers and suppliers, and future developments could cause further disruptions to our business, including significant disruptions to commerce, lower consumer demand for goods and services and general uncertainty regarding the near-term and long-term impact of the COVID-19 pandemic on the domestic and international economy and on public health. For example, we derive revenues from customers in the aerospace end-market. Due to impacts from the COVID-19 pandemic on demand for air travel in fiscal 2021, including airline capacity reductions, we experienced lower than pre-COVID-19 demand from aerospace customers, which negatively impacted our business, and we cannot predict with certainty future impacts of the COVID-19 pandemic on demand from our aerospace customers or other end-markets.

In addition, we may be susceptible to increased litigation related to, among other things, the financial impacts of the COVID-19 pandemic on our business; our ability to meet contractual obligations due to the COVID-19 pandemic; employment practices or policies adopted during the health crisis or in response to laws, regulations, or directives; or litigation related to individuals contracting COVID-19 as result of alleged exposures on Company premises.

While it is not possible to predict the impact that a global health crisis could have on our operations or those of our suppliers and customers, the measures taken by the governments of countries affected, actions taken to protect employees, and the impact of any such crisis on various business activities in affected countries could adversely affect our financial condition, results of operations and cash flows. The impact of the COVID-19 pandemic or any similar crisis may also have the effect of exacerbating many of the other risks described herein.

A majority of our facilities are staffed by a unionized workforce, and union disputes and other employee relations issues could materially adversely affect our financial results.

In each geographic region where we have operating facilities, a substantial portion of our employees are represented by labor unions under collective bargaining agreements with varying durations and expiration dates. From time to time, we experience strikes or work stoppages. For example, in fiscal 2022, a temporary strike occurred in Asia. We may not be successful in preventing such an event from occurring in the future at one or more of our manufacturing facilities. In addition, we may not be able to satisfactorily renegotiate our collective bargaining agreements when they expire. Any such stoppages or disturbances may adversely affect our financial condition and results of operations by limiting plant production, sales volumes, profitability, and operating costs.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Loss of our key management and other personnel, or an inability to attract and retain such management and other personnel, could adversely impact our business.

We employ all of our senior executive officers and other highly-skilled key employees on an at-will basis, and their employment can be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment obligations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and if our highly skilled key employees leave us, we may be unable to promptly attract and retain qualified replacement personnel, which could result in our inability to improve manufacturing operations, conduct research activities successfully, develop marketable products and compete effectively for growth in key markets.

Competition for qualified employees has become exacerbated by the increase in employee resignations currently taking place throughout the United States as a result of the COVID-19 pandemic, which is commonly referred to as the “great resignation.” We are experiencing and may continue to experience increased employee turnover as a result of the ongoing “great resignation.” The continuity of key personnel and preservation of institutional knowledge are important to our business. The loss of qualified employees, or an inability to attract, retain, and motivate employees would materially adversely affect our business, results of operations, and financial condition and impair our ability to grow. We have increased, and expect to continue to increase, our employee compensation levels in response to competition, as necessary. In addition, the pressures of inflation have increased our costs of labor and may continue to do so.

We could be adversely affected by unplanned disruptions at operating facilities.

In the past, we have experienced production interruptions at our plants due to the breakdown of equipment, fires, weather events, public health crises, and other causes.

We may experience such disruptions in the future due to similar or unrelated uncontrollable events. Because many of our customers are, to varying degrees, dependent on planned deliveries from our plants, any customers that must reschedule their own production due to our missed deliveries could pursue claims against us and reduce their future business with us. In addition to facing claims from customers, we may incur costs to remedy any of these problems. Further, our reputation among actual and potential customers may be harmed, possibly resulting in loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses.

Our business has been and will continue to be exposed to various economic and political risks associated with our global operations.

Due to the global reach of our business, we are subject to financial, political, economic, and other business risks in connection with doing business abroad. Operating in diverse geographic regions exposes us to a number of risks and uncertainties, such as changes in international trade regulation, including duties and tariffs; political instability that may disrupt economic activity; economic and commercial instability; and geopolitical tensions, civil unrest, war, or terrorist activities.

We have experienced, and continue to experience, inflationary pressures on the prices of aluminum, materials, transportation, energy, and labor. In an inflationary environment, such as the current economic environment, our ability to implement customer pricing adjustments or surcharges to pass-through or offset the impacts of inflation may be limited. Continued inflationary pressures could reduce our profit margins and profitability. Russia’s recent invasion of Ukraine and other geopolitical conflicts, as well as any related international response, may exacerbate inflationary pressures, including causing increases in raw material prices as well as fuel and other energy costs.

Our financial condition and results of operations depend significantly on worldwide economic conditions. Future adverse developments in the U.S. or global economy, including continued inflationary pressure, pose a risk because our customers may postpone purchases in response to demand reductions, negative financial news and tighter credit.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

We are currently operating in a period of economic uncertainty, capital markets disruption, and supply chain interruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy, capital markets, or supply chain resulting from the conflict in Ukraine or any other geopolitical tensions.

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops began. Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and lack of availability of energy. The conflict in Ukraine has led to sanctions and other penalties being levied by the United States, the European Union (the “EU”), and other counties against Russia. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds, as well as further disrupting the supply chain. Any of the foregoing factors could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. The extent and duration of the military action, sanctions, and resulting market and/or supply disruptions are impossible to predict but could be substantial. Any such disruptions may also magnify the impact of other risks described herein.

We face risks relating to certain joint ventures, subsidiaries and assets that we do not entirely control.

Some of our activities are, and will in the future be, conducted through entities that we do not entirely control or wholly own. These entities include our joint ventures located in Neuss, Germany; Ulsan, Korea; Russellville, Kentucky; and Sierre, Switzerland. Under the governing documents of these businesses, we share decision making authority and operational control, which may result in conflicts over management over these businesses. In addition, because we do not have control over the business practices of our joint venture partners, we could be subject to reputational damage or other consequences of improper conduct by our joint venture partners or their inability to fulfill their obligations under the joint venture. As a result, our business, financial condition, cash flows, results of operations and prospects could be adversely affected.

Security breaches and other disruptions to our information technology networks and systems could interfere with our operations, and could compromise the confidentiality of our proprietary information.

We rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business and manufacturing processes and activities. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, and personally identifiable information of our employees, in data centers and on information technology networks. These activities are subject to various laws and regulations in the United States and abroad regarding privacy and data security.

The costs of attempting to protect against cybersecurity risks and the costs of responding to cyber attacks are significant. We have in the past and may in the future experience security breaches and other disruptions to our information technology networks and systems, so we have increased our management focus on and financial investments in systems and processes intended to secure our information technology systems, prevent unauthorized access to or loss of sensitive data, provide security and privacy awareness training, ensure business continuity and comply with applicable laws. These efforts include engaging third-party providers from time to time to test the vulnerability of our systems and recommend solutions to upgrade the security of our systems. We also employ a number of measures to protect and defend against cyber attacks, including technical security controls, data encryption, firewalls, intrusion prevention systems, anti-virus software and frequent backups. New data security laws and regulations are being implemented rapidly and are evolving, and we may not be able to

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

timely comply with such requirements, and such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance.

Cyber attacks continue to evolve in sophistication and volume and may remain undetected for an extended period. These may include damage and disruptions caused by cyber attacks, breaches, or insider threats who may have access to our networks and systems. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security, potentially resulting in the unauthorized disclosure and misappropriation of sensitive data, including intellectual property, proprietary business information, and personal data. In addition, techniques used to obtain unauthorized access to information or to sabotage information technology systems change frequently. We have seen, and will continue to see, industry-wide vulnerabilities, such as the Log4j vulnerability reported in December 2021, which could in the future affect our or other parties’ systems. We expect to continue to experience such zero-day vulnerabilities in the future.

The occurrence of a significant cybersecurity event, including an event impacting one of our third-party providers, could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability, or regulatory penalties under privacy laws. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Operational disruptions or any perceived or actual unauthorized access to, or disclosure of, sensitive information could reduce the competitive advantage in new or proprietary business initiatives and damage our reputation and our relationship with our customers. Although we are insured against cyber risks and security breaches up to an annual aggregate limit, our liability insurance may be inadequate and may not fully cover the costs of any claim or damages that we might be required to pay. In the future, we may not be able to obtain adequate liability insurance on commercially desirable or reasonable terms or at all. Any of the foregoing could have a material adverse effect on our business, financial condition, or results of operations.

Increased freight costs on imported products could decrease earnings and liquidity.

We have experienced an increase in costs for freight and shortages in freight capacity, which can negatively impact our ability to ship volume predictably and on a low-cost basis. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, we may not be able to receive products from suppliers or deliver products to customers in a timely and cost-effective manner. There can be no assurance that we will be successful in increasing prices or recouping increased freight surcharges in the future. Continued freight cost increases; delivery disruptions, including compliance with the Export Administration Regulations and other trade laws; and the sanctions, regulations, and embargoes administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, could adversely affect our business, financial condition, or results of operations.

Financial Risks

Our results and short-term liquidity can be negatively impacted by timing differences between the prices we pay under purchase contracts and metal prices we charge our customers.

Our purchase and sales contracts for primary aluminum are based on the LME price plus a regional market premium, which is a surcharge in addition to the LME price. There are typically timing differences between the pricing periods for purchases and sales. This creates a price exposure we call “metal price lag,” which exists due to: (i) the period of time between the pricing of our purchases of metal, holding and processing the metal, and the pricing of the sale of finished inventory to our customers and (ii) certain customer contracts containing fixed forward price commitments, which result in exposure to changes in metal prices for the period of time between

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

when our sales price fixes and the sale actually occurs. We use derivative instruments to manage the metal price lag risk associated with the LME base aluminum prices. We generally do not hedge more than a small fraction of our regional market premium exposure because we do not believe the derivatives markets are sufficiently robust and efficient to meet our needs. As such, volatility in regional market premiums can have a significant impact on our results of operations and cash flows. The timing difference associated with metal price lag could positively or negatively impact our operating results and short-term liquidity.

A deterioration of our financial condition, a downgrade of our ratings by a credit rating agency or other factors could limit our ability to enter into, or increase our costs of, financing and hedging transactions, and our business relationships and financial condition could be adversely affected.

A deterioration of our financial condition or a downgrade of our credit ratings for any reason could increase our borrowing costs, limit our access to the capital or credit markets, adversely affect our ability to obtain new financing on favorable terms or at all, result in more restrictive covenants, and have an adverse effect on our business relationships with customers, suppliers and financial counterparties. We enter into various forms of hedging activities against currency, interest rate, energy and metal price fluctuations. Our financial strength and credit ratings are important to the availability and terms of these hedging activities. As a result, any deterioration of our financial condition or downgrade of our credit ratings may make it more difficult or costly for us to engage in these activities in the future.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase.

Borrowings under our senior secured credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on any variable rate indebtedness could increase even though the amount borrowed remained the same, which could adversely impact our results of operations. In addition, our secured Term Loan Facility and ABL Revolver use London Interbank Offering Rate (“LIBOR”) as a benchmark for establishing the interest rate applicable to US dollar denominated loans. In 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it intends to phase out LIBOR. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one-week and two-month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The United States Federal Reserve has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. The Alternative Reference Rate Committee (“ARRC”), a committee convened by the Federal Reserve that includes major market participants, has identified the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. In October 2021, we amended our ABL Revolver to provide for a transition to a SOFR based rate for US dollar denominated loans (and for a transition to replacement rates for loans denominated in euros, British pounds, and Swiss francs). Our Term Loan Facility includes fallback language, which pre-dates the ARRC recommendations, providing for a transition to a cost of funds rate if LIBOR becomes unavailable prior to an amendment of the Term Loan Facility to provide for a SOFR based rate. If LIBOR is no longer available or if our lenders have increased costs due to changes in LIBOR or in the administration of SOFR loans, we may experience potential increases in our borrowing costs, which could adversely impact our results of operations. In order to manage our exposure to interest rate risk, in the future, we may enter into derivative financial instruments, typically interest rate swaps and caps, involving the exchange of floating for fixed rate interest payments. If we are unable to enter into interest rate swaps, it may adversely impact our results of operations, and, even if we use these instruments to selectively manage risks, there can be no assurance that we will be fully protected against material interest rate fluctuations.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Adverse changes in currency exchange rates could negatively affect our financial results or cash flows and the competitiveness of our aluminum rolled products relative to other materials.

We are exposed to the effects of changes in the exchange rates of the U.S. dollar, the Euro, the British pound, the Brazilian real, the Korean won, the Swiss franc and other currencies. We have implemented a hedging policy to manage currency exchange rate risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and cost; however, this hedging policy may not successfully or completely eliminate the effects of currency exchange rate fluctuations, which could have a material adverse effect on our financial results and cash flows.

We prepare our consolidated financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies, primarily the euro, the Korean won, and the Brazilian real. Changes in exchange rates may result in increases or decreases in our operating results and may also affect the book value of our assets located outside the U.S.

Our results of operations, cash flows and liquidity could be adversely affected if we were unable to transact in derivative instruments, if our exposure to price fluctuations were not adequately hedged under derivative instruments, or if counterparties to our derivative instruments fail to honor their agreements.

We use various derivative instruments to manage the risks arising from fluctuations in aluminum prices, exchange rates, energy prices and interest rates. If for any reason we were unable to transact in derivative instruments to manage these risks, or if our exposure to fluctuations in such prices and rates were not fully or adequately hedged under such derivative instruments, our results of operations, cash flows, and liquidity could be adversely affected. In addition, we may be exposed to losses in the future if the counterparties to our derivative instruments fail to honor their agreements. In particular, deterioration in the financial condition of our counterparties and any resulting failure to pay amounts or perform obligations owed to us could have a negative effect on our business and financial condition. Further, if major financial institutions consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity, or higher costs to transact, in the derivative markets, which could have a negative effect on our costs or our ability to hedge and transact with creditworthy counterparties.

An adverse decline in the liability discount rate, lower-than-expected investment return on pension assets and other factors could affect our results of operations or amount of pension funding contributions in future periods.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the U.S., the U.K., Switzerland, and Canada, funded and unfunded pension benefits in Germany and lump sum indemnities payable to our employees in France, Italy, and South Korea upon retirement or termination. Our pension plan assets primarily consist of funds invested in stocks and bonds. Our estimates of liabilities and expenses for pensions and other postretirement benefits incorporate a number of assumptions. The most significant year-end assumptions used by Novelis to estimate pension or other postretirement benefit income or expense for the following year are the discount rate applied to plan liabilities and the expected long-term rate of return on plan assets. Our results of operations, liquidity, or shareholder’s (deficit) equity in a particular period could be adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline of the rate used to discount future benefits. These factors or others may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

Our goodwill, other intangible assets and other long-lived assets could become impaired, which could require us to take non-cash charges against earnings.

We assess, at least annually and potentially more frequently, whether the value of our goodwill has been impaired. We assess the recoverability of finite-lived other intangible assets and other long-lived assets whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount. Any

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

impairment of goodwill, other intangible assets, or long-lived assets as a result of such analysis would result in a non-cash charge against earnings, which could materially adversely affect our reported results of operations. A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment, or slower growth rates could result in the need to perform additional impairment analysis in future periods.

Additional tax expense, tax liabilities or tax compliance costs could adversely impact our profitability.

We are subject to income taxation in many jurisdictions. Judgment is required in determining our worldwide income tax provision and accordingly there are many transactions and computations for which our final income tax determination is uncertain. We are routinely audited by income tax authorities in many tax jurisdictions. Although we believe the recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement. Additionally, it is possible that future income tax legislation in any jurisdiction to which we are subject may be enacted that could have a material impact on our worldwide income tax provision beginning with the period that such legislation becomes effective. Currently, there are several tax proposals, including in the U.S. and the Organization for Economic Co-operation and Development (the “OECD”), that could, if enacted into law, significantly impact the tax position of the Company. We will continue to evaluate the overall impact of current, future, and proposed regulations and interpretive guidance from tax authorities on our effective tax rate and consolidated balance sheets.

The covenants in our credit facilities and the indentures governing our Senior Notes impose operating and financial restrictions on us.

Our credit facilities and the indentures governing our Senior Notes impose certain operating and financial restrictions on us. These restrictions limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional debt and provide additional guarantees;

•	pay dividends and make other restricted payments, including certain investments;

•	create or permit certain liens;

•	make certain asset sales;

•	use the proceeds from the sales of assets and subsidiary stock;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in certain transactions with affiliates;

•	make certain acquisitions;

•	enter into sale and leaseback transactions; and

•	consolidate, merge, or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Outstanding Indebtedness” for more information.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Related to Intellectual Property

If we are unable to protect our intellectual property, the confidentiality of our know-how, trade secrets, technology, and other proprietary information, our business and competitive position could be harmed.

We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish, maintain, protect and enforce our intellectual property and other proprietary rights. Such means may afford only limited protection of our intellectual property and may not prevent our competitors from duplicating our processes or technology, prevent our competitors from gaining access to our proprietary information and technology, or permit us to gain or maintain a competitive advantage. Any of our direct or indirect intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying, infringement or use, which could adversely affect our competitive position. To prevent substantial unauthorized use of our intellectual property and proprietary rights, it may be necessary to prosecute actions for infringement, misappropriation or other violation of our intellectual property and proprietary rights against third parties. Litigation, whether we are a plaintiff or a defendant, can be expensive and time consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents or other intellectual property at risk of being invalidated or interpreted narrowly and our patent applications or applications for other intellectual property registrations at risk of not issuing. If we are sued by a third party that claims that our technology infringes, misappropriates or violates their rights, the litigation, whether or not successful, could be costly to defend, divert our management’s time, attention and resources, damage our reputation and brand and substantially harm our business. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations.

We rely on nondisclosure agreements to protect our unpatented know-how, trade secrets, technology and other proprietary information. We seek to protect this information, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to it, such as our employees, consultants, and other third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, or disclosure of our proprietary information. Further, these agreements may not prevent our competitors from independently developing substantially equivalent or superior proprietary information. These agreements may be breached, and we may not have adequate remedies for any such breach. Additionally, such agreements may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. Enforcing a claim that a party illegally disclosed or misappropriated know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. Know-how, technology, and other proprietary information can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect such information. If we develop any trade secrets that were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products. Any of the foregoing could have a material adverse effect on our business, financial condition, or results of operations.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Legal and Regulatory Risks

Our global operations are subject to increasingly complex and stringent laws and government regulations that may adversely affect our business and operations.

We operate in complex regulated environments in the U.S. and in the other countries in which we operate and could be adversely affected by changes to existing legal requirements, including related interpretations and enforcement practices, new legal requirements, and/or any failure to comply with applicable regulations.

Compliance with U.S. and foreign laws and regulations, such as import and export requirements, embargoes and trade sanctions laws, anti-corruption laws, tax laws, foreign exchange controls, and cash repatriation restrictions, increases our costs of doing business outside the U.S. We are also subject to data privacy and protection laws regulating the collection, use, retention, disclosure, transfer, and processing of personal information, such as the EU’s General Data Protection Regulation (“GDPR”). The potential effects of these laws are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses to comply. In recent years, a number of new laws and regulations have been adopted, there has been expanded enforcement of certain existing laws and regulations, and the interpretation of certain laws and regulations have become increasingly complex.

In addition, the global scale of our operations exposes us to risks relating to international trade policies, including import quotas, tariffs, and taxes on goods imported from countries where we procure or manufacture products or raw materials, as well as retaliatory policies by governments against such policies. For example, the U.S. and Chinese governments have imposed a series of significant incremental tariffs to certain imported goods. In addition, determinations by destination countries about unfairly priced and subsidized products can normalize prices, benefiting the company in some instances, while potentially disrupting supply chains. The impact and duration of such tariffs and other trade restrictions, as well as the potential for additional tariffs by the U.S., China, or other countries, remain uncertain. Our ability to implement strategies to mitigate the impact of such restrictions and our exposure to the risks described above as well as the impact of changes in regulations and policies could impact the competitiveness of our products and negatively impact our business, results of operations, and financial condition.

The impact of new laws, regulations, and policies or decisions or interpretations by authorities applying those laws and regulations, cannot be predicted. Compliance with any new laws, regulations, or policies may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws, regulations, or policies in the U.S. or in any of the other countries in which we operate could result in substantial fines or possible revocation of our authority to conduct our operations, which could adversely affect us.

We may be affected by global climate change or by legal, regulatory, or market responses to such change.

Increased concern over climate change has led to new and proposed legislative and regulatory initiatives, such as cap-and-trade systems, limits on emissions of greenhouse gases, and Corporate Average Fuel Economy standards in the United States, as well as similar standards or requirements in the EU or in other jurisdictions. For example, in January 2021, the United States recommitted to the Paris Agreement, and, in April 2021, President Biden announced targets to reduce U.S. greenhouse gas emissions. New or revised laws and regulations in this area could directly and indirectly affect us and our customers and suppliers, including by increasing the costs of production or impacting demand for certain products, which could result in an adverse effect on our financial condition, results of operations, and cash flows. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our customers or suppliers, including increased monitoring and reporting costs. Also, we rely on natural gas, electricity, fuel oil, and transport fuel to operate our facilities. Any increased costs of these energy sources because of new laws or regulations could be passed along to us and our customers and suppliers, which could also have a negative impact on our profitability. Any increased frequency and intensity of extreme weather events resulting from climate change impacting our facilities, our suppliers or critical infrastructure in the United States and abroad could disrupt our supply chain or impact our ability to timely produce and deliver our products.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, some of our investors, customers, and other stakeholders may evaluate our business or other practices according to a variety of environmental, social, and governance (“ESG”) targets, standards, and expectations. We define our own corporate purpose, in part, by the sustainability of our practices and our impact on all of our stakeholders. As a result, our efforts to conduct our business in accordance with some or all these expectations may involve trade-offs and may not satisfy all stakeholders. Our policies and processes to evaluate and manage ESG targets and standards in coordination with other business priorities, including our use of carbon offsets, may not prove completely effective. In addition, although we have established public targets with respect to our carbon footprint, energy and water usage and waste generation, we may be unable to meet them or be required to revise them for a variety of reasons, including due to cost increases (including the cost of carbon offsets), the availability of valuable scrap (which could be downgraded or lost to competitors as demand increases), the availability of cleaner energy sources, sufficient supply of ‘low carbon’ primary aluminum, or our ability to innovate recycle-friendly alloys. As a result, we may face adverse regulatory, investor, media, or public scrutiny that may adversely affect our business, results of operations, or financial condition.

We are subject to a broad range of environmental, health and safety laws and regulations, and we may be exposed to substantial environmental, health and safety costs and liabilities.

We are subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, post-mining reclamation and working conditions for our employees. The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant, and may be prove to be more costly than we anticipate. These laws and regulations may also result in substantial environmental liabilities associated with current sites, divested assets, third-party locations, and past activities. Under certain of these laws and regulations, we could incur liability for contamination at our current or former sites (or those of our predecessors) or at sites to which we or our predecessors sent wastes for disposal even if the contamination resulted from conduct that was legal at the time or of third parties. The impact that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in civil or criminal fines or penalties and enforcement actions issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, any of which could materially and adversely affect us. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs, including increased remediation costs, all of which can have a material and adverse effect on our financial condition, results of operations and cash flows.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection could adversely affect our business, financial condition, or results of operations.

We are subject to various privacy, information security, and data protection laws, rules, and regulations that present an ever-evolving regulatory landscape across multiple jurisdictions and industry sections. Federal, state, and foreign legislators and regulators are increasingly adopting or revising privacy, information security, and data protection laws, rules, and regulations that potentially could have a significant impact on our current and planned privacy, data protection, and information security-related practices our collection, use, storing, sharing, retention and safeguarding and otherwise processing of certain types of consumer or employee information and some of our current or planned business activities, which could further increase our costs of compliance and business operations and could reduce income from certain business initiatives.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Compliance with current or future privacy, information security, and data protection laws, rules, and regulations (including those regarding security breach notification) affecting consumer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve sharing information with third parties). Additionally, regulators may attempt to assert authority over our business in the area of privacy, information security, and data protection. If our vendors also become subject to new and additional laws, rules, and regulations in the more stringent and expansive jurisdictions, this could result in increasing costs to our business. We cannot predict the effect compliance with any such laws or regulations may have on our operating environment.

Many jurisdictions have established their own data security and privacy legal frameworks, including data localization and storage requirements, with which we may need to comply. For example, the EU and many countries in Europe have stringent privacy laws and regulations, which may affect our ability to operate cost effectively in certain European countries. In particular, the EU has adopted the GDPR which went into effect on May 25, 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the GDPR, fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements.

Because the interpretation and application of many privacy and data protection laws, rules and regulations along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions and platform capabilities. If so, in addition to the possibility of substantial fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our solutions and platform capabilities, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit growth, and otherwise adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, rules, regulations and policies that are applicable to our businesses may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, rules and information security, our business may be harmed.

We may be exposed to significant legal proceedings or investigations.

From time to time, we are involved in, or the subject of, disputes, proceedings and investigations with respect to a variety of matters, including intellectual property, environmental, health and safety, product liability, employee, tax, personal injury, contractual and other matters, as well as other disputes and proceedings that arise in the ordinary course of business.

Any claims against us or any investigations involving us, whether meritorious or not, could be costly to defend or comply with and could divert management’s attention as well as operational resources. Any such dispute, litigation or investigation, whether currently pending or threatened in the future, may have a material adverse effect on our financial results and cash flows. We generally maintain insurance against many product liability risks, but there can be no assurance that this coverage will be adequate for any liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us.

40

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

In November 2019, ALVANCE agreed to acquire Duffel for €310 million. At closing on September 30, 2020, we received €210 million ($246 million as of September 30, 2020) in cash. The parties have agreed to a post-closing arbitration process regarding the payment of the remaining €100 million. There is no assurance as to when we expect the post-closing arbitration process to conclude and whether we will receive any of the remaining €100 million payment. See Note 3 – Discontinued Operations to our audited annual consolidated financial statements included in this prospectus for additional information.

Risks Related to this Offering and Ownership of our Common Shares

An active, liquid and orderly trading market for our common shares may not develop, and you may not be able to resell your shares at or above the initial public offering price.

We intend to submit an application to have our common shares listed on the NYSE under the symbol “NVL.” There is currently no market through which our common shares may be sold and, if a market for our common shares does not develop or is not sustained, you may not be able to resell your common shares purchased in this offering. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The initial public offering price of our common shares will be determined through negotiations between our sole shareholder and the underwriters. This initial public offering price may not be indicative of the market price of our common shares after the offering. In addition, because the substantial majority of our common shares will continue to be held indirectly by Hindalco immediately following the consummation of this offering, the number of our common shares available for trading among public shareholders, or our public float, will be limited, and could remain limited for an extensive period of time. As a result, our common shares may have lower trading volume and less market liquidity, and our share price could be more volatile, in each case as compared to companies with a larger public float. In the absence of an active trading market for our common shares, investors may not be able to sell their shares at or above the initial public offering price. We cannot predict the prices at which our common shares will trade.

The market price of our common shares may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our common shares could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Some of the factors that may cause the market price of our common shares to fluctuate include:

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our shares;

•	announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

•	changes in the prices of our solutions or the prices of our competitors’ solutions;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or the SEC ;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

•	recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our common shares by our directors, executive officers and existing shareholders;

•	recruitment or departure of key personnel; and

•	the other risk factors described in this section of the prospectus.

In addition, the stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our common shares. Hence, the price of our common shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the share price of our common shares regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

Future sales or distributions of our shares by Hindalco could depress the market price of our common shares.

After this offering, and subject to the lock-up period described in this prospectus, Hindalco may, directly or indirectly, sell all or a portion of its remaining shares of our common shares or distribute those shares to its shareholders. Additional direct or indirect sales by Hindalco in the public market or distributions to its shareholders of substantial amounts of our common shares could depress the market price of our common shares.

In addition, Hindalco will have the right, subject to certain conditions, to require us to file one or more registration statements covering the shares it beneficially owns or to include such shares in other registration statements that we may file. In the event Hindalco exercises its registration rights and sells all or a portion of such common shares, the market price for our common shares could decline. See “Description of Share Capital—Registration Rights” for more information.

Purchasers in this offering will incur immediate and substantial dilution in the net tangible book value of their investment as a result of this offering.

The initial public offering price will be substantially higher than the net tangible book value per share immediately after this offering. If you purchase common shares in this offering, you will incur immediate and substantial dilution of $            per share, representing the difference between the assumed initial public offering price of $            per share and our pro forma net tangible book value per share as of                , 2022. For more information, see “Dilution.”

We will incur increased costs and regulatory burden and devote substantial management time as a result of being a public company listed on the NYSE.

Prior to this offering, we voluntarily furnished reports to the SEC on Forms 10-K, 10-Q and 8-K to satisfy certain requirements under our indentures governing certain of our outstanding indebtedness, but we were not otherwise subject to the disclosure requirements of U.S. securities laws or the rules, regulations and policies of the NYSE. The reports we have previously furnished to the SEC are not incorporated by reference in this prospectus. As a public company listed on the NYSE, we will incur increased legal, accounting and other costs not incurred as a private company operating as a wholly-owned subsidiary of Hindalco. In particular, as a public company, we will be required to, among other things:

•	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE;

•	maintain an internal audit function;

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

•	enhance our own financial reporting function;

•	maintain an investor relations function; and

•	establish certain internal policies, including those relating to trading in our securities.

We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time and other resources to these requirements. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company listed on the NYSE, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, we cannot assure you that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis. As a result of these additional costs and other requirements, our historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as a public company during the periods presented.

Although we may pay dividends to holders of our common shares, our ability to do so is subject to the discretion of our board of directors.

We currently intend to pay quarterly dividends of approximately $            , distributed to our shareholders on a pro-rata basis. Although we intend to pay dividends pursuant to this policy, our common shares will have no contractual or other legal right to dividends. The payment of any such future dividends will be at the discretion of our board of directors and will depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments and agreements governing our indebtedness, and other relevant factors. Accordingly, we may not declare or make, or may have to reduce or eliminate, payments of any dividends. As a result, investors in this offering may not receive future dividends and the market price of our common shares may be adversely affected. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Allocation Framework” and “Material U.S. Federal Income Tax Considerations—Taxation of Distributions” for additional information.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders, or otherwise result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. While we currently intend to continue to voluntarily file reports on domestic forms to satisfy certain requirements of our indentures governing certain of our outstanding indebtedness, we will not be subject to all of the rules that would apply to a domestic issuer. For instance, officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares.

As a foreign private issuer, we will also be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We will also be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the requirements relating to proxy statements under the Canadian Business Corporations Act (the “CBCA”), which are generally similar, these requirements differ from those under the Exchange Act and Regulation FD and shareholders may not receive the same information at the same time as such information is provided by U.S. domestic companies.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We intend to rely on this exemption with respect to requirements regarding the quorum for any meeting of our shareholders. We may in the future elect to follow home country practices in Canada with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements. See “Management—Corporate Governance.”

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States, among other possible occurrences. Although we have elected to comply with certain U.S. regulatory provisions that are optional for foreign private issuers, our loss of foreign private issuer status would make such provisions mandatory. Although we currently intend to continue filing current and periodic reports on domestic forms, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be more burdensome than the costs incurred as a Canadian foreign private issuer. For instance, should we lose our foreign private issuer status, we would lose our ability to rely on the exemption from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Further, we would become subject to the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Additionally, if we are not a foreign private issuer, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our bylaws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection bylaw that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any application for an oppression remedy; (iii) any action or proceeding asserting a claim of breach of the fiduciary duty owed by any of our directors, officers or other employees to us or any of our stakeholders; (iv) any action or proceeding asserting a claim of breach of the duty of care owed by us or by any of our directors, officers or other employees to us or any of our stakeholders; (v) any action or proceeding asserting a claim or seeking a remedy arising pursuant to any provision of the CBCA or our amended articles or bylaws; or (vi) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection bylaw also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our bylaw. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Ontario. Notwithstanding the foregoing, our forum selection bylaw does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction.

Our forum selection bylaw seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and bylaws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection bylaw could be challenged and that a court could rule that such bylaw is inapplicable or unenforceable. If a court were to find our forum selection bylaw inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

44

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Provisions of our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our common shares.

Our amended articles of incorporation will authorize our board of directors to issue an unlimited number of preferred shares without shareholder approval and to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of preferred shares. Those rights may be superior to those of our common shares. For example, preferred shares may rank prior to our common shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into common shares. If we were to issue a significant number of preferred shares, these issuances could deter or delay an attempted acquisition of us or make the removal of management more difficult, particularly in the event that we issue preferred shares with special voting rights. Issuances of preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

In addition, provisions in the CBCA and in our amended articles of incorporation and bylaws may have the effect of delaying or preventing changes in our corporate governance, including provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called annual or special meeting and not by written consent;

•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

•	require the approval of a two-thirds majority of the votes cast by shareholders present in person or by proxy in order to amend certain provisions of our amended articles of incorporation.

These provisions may frustrate or prevent any attempts by our shareholders to launch a proxy contest or replace or remove our current senior management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our senior management. Any of these provisions could have the effect of delaying, preventing or deferring a change in control which could limit the opportunity for our common shareholders to receive a premium for their common shares, and could also affect the price that investors are willing to pay for common shares.

Our constating documents permit us to issue an unlimited number of common shares.

Our amended articles of incorporation permit us to issue an unlimited number of common shares. We anticipate that we will, from time to time, issue additional common shares in the future. Subject to the requirements of the NYSE, as a foreign private issuer, we will not be required to obtain the approval of shareholders for the issuance of additional common shares. Any further issuances of common shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

Following the completion of this offering, Hindalco will control a majority of the voting power of our common shares, which will prevent you and other shareholders from influencing significant decisions.

Immediately following the completion of this offering, Hindalco, through its wholly-owned subsidiary AV Minerals (Netherlands) N.V., Inc., will own approximately    % of our outstanding common shares (or    % if the underwriters exercise their option to purchase additional shares in full). As long as Hindalco beneficially controls a majority of the voting power of our outstanding common shares with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if Hindalco were to control less than a majority of the voting power of our outstanding common shares, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our outstanding common shares. Unless Hindalco were to dispose of a substantial portion of our common shares following the completion of this offering, it could remain our controlling shareholder for an extended period of time or indefinitely.

45

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Hindalco’s interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while Hindalco controls the majority of the voting power of our outstanding common shares.

Because Hindalco’s interests may differ from ours or from those of our other shareholders, actions that Hindalco takes with respect to us as our controlling shareholder may not be favorable to us or our other shareholders.

We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, Hindalco, through its wholly-owned subsidiary AV Minerals (Netherlands) N.V., Inc., will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and it may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

While Hindalco controls a majority of the voting power of our outstanding common shares, we may not have a majority of independent directors or our Nominating and Corporate Governance and Compensation Committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Conflicts of interest and disputes may arise between Hindalco and us that could be resolved in a manner unfavorable to us.

Questions relating to conflicts of interest and actual disputes may arise between Hindalco and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest or disputes between Hindalco and us could arise include, but are not limited to, the following:

•

Competing business activities and business opportunities. Hindalco is a large global company with businesses spanning a wide range of industries, including other businesses relating to aluminum manufacturing. In the ordinary course of its business activities, Hindalco may engage in activities where its interests conflict with our interests or those of our other shareholders. In addition, our directors who are employed by or otherwise affiliated with Hindalco may have or make investments in other companies that may compete with us. Hindalco also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. As a result, our future competitive position and growth potential could be adversely affected.

•

Cross officerships, directorships and share ownership. The ownership interests of our directors or executive officers in the equity shares of Hindalco or service as a director or officer of both Hindalco and us could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) disagreement over the desirability of a potential business or acquisition opportunity or business plans, (ii) employee retention or recruiting or (iii) our dividend policy.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Any such conflicts of interest or disputes that are not resolved in favor of our business could adversely affect our financial condition and results of operations.

If Hindalco sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on our common shares and we may become subject to the control of a presently unknown third party.

On the completion of this offering, Hindalco, through its wholly-owned subsidiary AV Minerals (Netherlands) N.V., Inc., will own a controlling equity interest in our company. Hindalco will have the ability, should it choose to do so, to sell some or all of the common shares it beneficially owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of Hindalco to privately sell the common shares that it beneficially owns, with no requirement for a concurrent offer to be made to acquire all of our common shares that will be publicly traded after the completion of this offering, could prevent you from realizing any change-of-control premium on your common shares that may otherwise accrue to Hindalco on its private sale of our common shares. Additionally, if Hindalco privately sells its equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other shareholders.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence or maintain coverage of our company, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”) for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

In general, a non-U.S. corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. We believe that our common shares should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and we do not expect to become a PFIC for the foreseeable future. However, because our PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of our income and assets and the value of our assets for each such year, there can be no assurance that we will not be a PFIC for the current or any other taxable year.

If we were a PFIC for any taxable year during which a U.S. holder owned our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “—Material U.S. Federal Income Tax Considerations—PFIC Rules.”

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

Before making a decision to purchase our common shares, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ from these forward-looking statements. Such factors include, among other things:

•	changes in the prices and availability of aluminum (or premiums associated with such prices) or other materials and raw materials we use;

•	inflationary pressures impacting the price of labor, freight, coatings, and alloys;

•	the capacity and effectiveness of our hedging activities;

•	relationships with, and financial and operating conditions of, our customers, suppliers and other stakeholders;

•

fluctuations in the supply of, and prices for, energy in the areas in which we maintain production facilities; our ability to access financing including in connection with potential acquisitions and investments;

•	disruption to our global aluminum production and supply chain as a result of COVID-19 or geopolitical factors, such as Russia’s recent invasion of Ukraine;

•	changes in the relative values of various currencies and the effectiveness of our currency hedging activities;

•	factors affecting our operations, such as litigation, environmental remediation and clean-up costs, breakdown of equipment and other events;

•	economic, regulatory and political factors within the countries in which we operate or sell our products, including changes in duties or tariffs;

•	risks related to cybersecurity and data breaches;

•	our potential inability to protect our intellectual property and the confidentiality of our know-how, trade secrets, technology, and other proprietary information;

•

competition from other aluminum rolled products producers as well as from substitute materials such as steel, glass, plastic and composite materials; downturns in consumer demand for our products or changes in consumer preferences as it relates to our products;

•	the impact of the global semiconductor shortage on automotive production and demand for automotive aluminum sheet;

•	changes in general economic conditions including deterioration in the global economy;

•	the risks of pandemics or other public health emergencies, including the continued spread and impact of, and the governmental and third party response to, the ongoing COVID-19 outbreak;

•	the impact of climate change or the legal, regulatory, or market response to climate change;

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•	changes in government regulations, particularly those affecting taxes, derivative instruments, environmental, health or safety compliance;

•

risks that production levels and margins of our recent capital expenditures do not grow in line with our current expectations, or that we may not otherwise realize returns commensurate with our strategic investments (including realizing projected synergies from our acquisition of Aleris);

•	changes in interest rates that have the effect of increasing the amounts we pay under our credit facilities and other financing agreements; and our ability to generate cash;

•	the risk that an active, liquid trading market for our common shares may not develop or that the market for our common shares may be volatile, including as a result of our limited public float;

•	the depression of the market price of our common shares caused by potential future sales or distributions by Hindalco;

•	increased costs and regulatory burdens resulting from being a public company listed on the NYSE following this offering; and

•	conflicts of interest and disputes arising between Hindalco and the company that could be resolved in a manner unfavorable to the Company.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described above, in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus. Moreover, we operate in a competitive environment, and new risks and uncertainties may therefore emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot guarantee that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements contained in the prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1935 and Section 27A of the Securities Act.

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USE OF PROCEEDS

The selling shareholder is selling all of the common shares being sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares, and will receive all of the net proceeds from the sale of such common shares. Accordingly, we will not receive any proceeds from the sale of our common shares by the selling shareholder in this offering.

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DIVIDEND POLICY

We currently intend to pay quarterly dividends of approximately $            , distributed to our shareholders on a pro-rata basis. Payments to our shareholders are at the discretion of our board of directors. Any such payments depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments and agreements governing our indebtedness, and other relevant factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Allocation Framework” and “Material U.S. Federal Income Tax Considerations—Taxation of Distributions” for additional information.

During the            quarter of the fiscal year ending March 31, 2023, we paid a return of capital to our sole shareholder in the amount of            million. In addition, during the second quarter of the fiscal year ended March 31, 2022, we paid a return of capital to our sole shareholder in the amount of $100 million. Past payment of dividends or returns of capital as a private company should not be construed as a guarantee of future declaration or payment of dividends or returns of capital in the same amount or at all.

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CAPITALIZATION

The following table sets forth the cash and capitalization as of            , 2022 for Novelis Inc. and its subsidiaries on an actual basis.

You should read this information together with our audited annual consolidated financial statements included elsewhere in this prospectus and related notes appearing elsewhere in this prospectus and the sections titled “Prospectus Summary—Summary Historical Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following amounts are in millions, except per share data.

As of , 2022,
Actual
(in millions)

Cash and Cash Equivalents	$

Short-Term Debt:
ABL Revolver
Short-Term Loan
China Short-Term Borrowings
Brazil Short-Term Borrowings

Total Short-Term Debt	$

Long-Term Debt:
Floating Rate Term Loan Facility due 2025
Floating Rate Term Loan Facility due 2028
3.250% Senior Notes due November 2026
3.375% Senior Notes due April 2029
4.750% Senior Notes due January 2030
3.875% Senior Notes due August 2031
4.90% China Bank Loans, due August 2027
1.80% Brazil Loan due June 2023
1.80% Brazil Loan due December 2023
Finance lease obligations and other debt

Total Long-Term Debt (including current portion)	$

Total Debt(1)	$

Shareholders’ equity:
Common shares, no par value: shares authorized, issued at , 2022
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss

Total shareholder equity	$

Total Capitalization	$

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Description of Outstanding Indebtedness” for further detail on our outstanding indebtedness.

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DILUTION

Immediately prior to this initial public offering, Hindalco will hold all of our issued and outstanding shares through its wholly-owned subsidiary, AV Minerals (Netherlands) N.V. If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share in this offering and the pro forma as adjusted net tangible book value per share after this offering, after giving effect to the share split. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share attributable to our existing shareholder for our presently outstanding shares. Our net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares issued and outstanding.

After giving effect to the share split, our net tangible book value estimated as of            , 2022 would have been approximately $            per share. This represents an immediate increase in net tangible book value of $            per share to new investors purchasing common shares in this offering, assuming an offering price of $            per common share (the midpoint of the range set forth on the cover of this prospectus). Dilution for this purpose represents the difference between the price per common shares paid by these purchasers and net tangible book value per common share immediately after the completion of this offering.

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share.

The following table illustrates this dilution to new investors purchasing common shares in this offering:

Assumed initial public offering price	$
Pro forma net tangible book value per share immediately after this offering	$
Dilution per common share to new investors	$
Percentage of dilution in net tangible book value per common share for new investors		%

Each $1.00 increase (decrease) in the offering price per common share, respectively, would increase (decrease) the dilution to investors in this offering by $1.00 per common share.

To the extent that we grant options in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to investors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward-looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” This discussion should be read in conjunction with “Prospectus Summary—Summary Historical Condensed Consolidated Financial Data” and our audited annual consolidated financial statements included elsewhere in this prospectus and the notes thereto included elsewhere in this prospectus.

In this discussion, we use certain non-U.S. GAAP financial measures. Explanation of these non-U.S. GAAP financial measures and reconciliation to the most directly comparable U.S. GAAP financial measures are included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as “Prospectus Summary—Summary Historical Condensed Consolidated Financial Data.” Investors should not consider non-U.S. GAAP financial measures in isolation or as substitutes for financial information presented in compliance with U.S. GAAP.

Overview and References

We consider ourselves as the leading producer of innovative, sustainable aluminum solutions and the world’s largest recycler of aluminum. Specifically, we believe we are the leading provider of low-carbon aluminum solutions, helping to drive a circular economy by partnering with our suppliers and our customers in beverage packaging, automotive, aerospace and specialties (a diverse market including building & construction, signage, foil & packaging, commercial transportation and commercial & consumer, among others) markets globally. Throughout North America, Europe, Asia, and South America, we have an integrated network of 33 world-class, technologically advanced facilities, including 15 recycling centers within these plants, 10 innovation centers, and 12,690 employees.

Prior to giving effect to this offering, all of the outstanding shares of Novelis are owned by AV Minerals (Netherlands) N.V., a wholly-owned subsidiary of Hindalco.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Discussion and analysis of fiscal 2020 and year-over-year comparisons between fiscal 2021 and fiscal 2020 are not included in this prospectus and can be found in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended March 31, 2021, filed with the SEC on May 12, 2021. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited annual consolidated financial statements included elsewhere in this prospectus and the related notes and other financial information included elsewhere in this annual prospectus.

Business and Industry Climate

Approximately a decade ago, we launched a multi-year strategy to transform and improve the profitability of our business through significant investment in new capacity and capabilities. These investments enabled us to increase

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the amount of recycled content in our products, capitalize on favorable long-term market trends driving increased consumer demand for lightweight, sustainable aluminum products, and diversify and optimize our product portfolio. As a global leader in the aluminum flat rolled products industry, we leveraged our new capacity, global footprint, scale and solid customer relationships to drive volumes and capture favorable supply and demand market dynamics across all our end markets. With growth in volumes combined with improved pricing, significant increase in scrap inputs, operational efficiencies and high-capacity utilization rates, we significantly improved the profitability of our beverage packaging and specialties products and maintained high margins for automotive and aerospace products to deliver a 72% increase in total company Adjusted EBITDA per tonne to $530 between fiscal year 2016 and 2022, and turn a net loss of $38 million into $955 million in net income.

We believe that global demand for aluminum and rolled products remains strong, driven by economic growth, material substitution, and sustainability considerations, including increased environmental awareness around polyethylene terephthalate plastics. Although the early months of fiscal 2021 were negatively impacted by a short-term reduction in demand for aluminum rolled products as a result of the COVID-19 pandemic, particularly in the automotive and aerospace markets, pandemic-related demand disruptions have since been limited. However, we cannot predict future impacts of the ongoing pandemic on future demand.

Favorable market conditions and increasing customer preference for sustainable packaging options and package mix shift toward infinitely recyclable aluminum is driving higher demand for aluminum beverage packaging worldwide. In the first half of fiscal 2022, we completed an investment to expand the rolling and recycling capability, each by 100 kt, in our Pindamonhangaba, Brazil, plant to support this demand. In May 2022, we announced plans to invest $2.5 billion to build a 600 kilotonne greenfield, fully integrated rolling and recycling mill in Bay Minette, Alabama. More than half of the capacity of the new facility will be used to serve growing demand for aluminum beverage can sheet in North America. We continue to evaluate opportunities for additional capacity expansion across regions, where local can sheet supply is insufficient to meet the rapid expansion in demand.

Demand for aluminum automotive sheet began to be impacted by the semiconductor shortage in the automotive industry at the start of fiscal 2022, and we expect uneven demand to continue in fiscal 2023. However, we believe that long-term demand continues to grow, which drove our recently completed investments in automotive sheet finishing capacity in Guthrie, Kentucky, and Changzhou, China. This demand has been primarily driven by the benefits that result from using lightweight aluminum in vehicle structures and components, as automakers respond to stricter government regulations regarding emissions and fuel economy, while maintaining or improving vehicle safety and performance, resulting in increased competition with high-strength steel. We are also seeing increased demand for aluminum for EVs, as aluminum’s lighter weight can result in extended battery range.

We expect long-term demand for building and construction and other specialty products to grow due to increased customer preference for lightweight, sustainable materials and demand for aluminum plate in Asia to grow driven by the development and expansion of industries serving aerospace, rail, and other technically demanding applications.

While aerospace was muted in fiscal 2022 as air travel was restricted due to the COVID-19 pandemic, we expect demand and shipments to improve toward pre-COVID levels by the end of fiscal 2023. In the longer-term, we believe significant aircraft industry order backlogs for key OEMs, including Airbus and Boeing, will translate into growth in the future and that our multi-year supply agreements have positioned us to benefit from future expected demand.

Novelis experienced increased inflationary cost pressures in fiscal 2022 resulting from global supply chain disruptions impacting the availability and price of materials and services including freight, energy, coatings, and alloys. Rising geo-political instability exacerbated inflationary cost pressures in the fourth quarter of fiscal 2022 and are expected to continue for the foreseeable future. We believe we are positioned to maintain current

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production levels and service our customers without disruptions in the near term. However, we cannot predict how long supply chain disruptions will last. While our near-term results are being negatively impacted by these higher costs, we have been able to mitigate a portion of the inflationary impact through a combination of hedging, passing through costs to customers, favorable pricing environments, and increased recycling benefits. There is no assurance that we will continue to be able to mitigate these higher costs in the future.

On April 14, 2020, Novelis closed its acquisition of Aleris and continues to integrate the two companies. The acquisition has provided a number of strategic benefits, including increasing the Company’s footprint and scale, and diversifying its product and customer portfolio. In addition, we have identified over $220 million in run-rate synergies, through traditional integration cost synergies and strategic synergies created by enhancing and integrating operations in Asia. Since closing the transaction, $112 million of run-rate cost synergies have been achieved through March 31, 2022.

See “Risk Factors – Competitive and Strategic Risks” for a detailed description of the risk of not realizing expected synergies.

Identified Organic Growth Investments

We believe the long-term trends for flat-rolled aluminum products remain strong, and we have identified more than $4.5 billion of potential organic capital investment opportunities to grow Novelis’ business through debottlenecking, recycling, and new capacity investments over the next five years, focused on increasing capacity and capabilities that meet growing customer demand and align with our sustainability commitments. Of the more than $4.5 billion of potential investment opportunities we have identified, we have already allocated approximately $3.4 billion to the specific investments outlined below.

In October 2021, we announced plans to invest approximately $130 million at our Oswego, New York, plant to meet growing customer demand for sustainable, aluminum flat-rolled products. We expect the project to increase hot mill capacity by 124 kt, with a total expected increase of finished goods capacity estimated in the range of 65 kt. The investment also includes enhancements to the plant’s batch annealing capabilities for automotive sheet.

We have also announced plans to invest approximately $375 million to expand cold rolling and recycling capacity in Zhenjiang, China, to integrate our automotive business in Asia. This investment will also release rolling capacity at Ulsan Aluminum Ltd. (“UAL”), the Company’s joint venture in South Korea, to serve the can and specialty products markets.

In January 2022, we announced plans to invest approximately $365 million to build a highly advanced recycling center for automotive in the U.S., which will be adjacent to our existing automotive finishing plant in Guthrie, Kentucky. With an expected annual casting capacity of 240 kt of sheet ingot, we expect the facility will reduce the Company’s carbon emissions by more than one million tonnes each year.

In February 2022, we announced plans to invest approximately $50 million to build a recycling and casting center at our UAL joint venture in South Korea. Fully funded by Novelis, the Ulsan Recycling Center will have an annual casting capacity of 100 kt of low-carbon sheet ingot. Once online, we expect the recycling center to reduce the Company’s carbon emissions by more than 420,000 tonnes each year.

In May 2022, we announced plans to build an approximately $2.5 billion greenfield, fully integrated rolling and recycling plant in Bay Minette, Alabama. This new U.S. plant will support strong demand for sustainable, beverage can and automotive aluminum sheet and advance a more circular economy.

We expect to fund these organic growth investments from internally generated cash flows.

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Environmental, Social & Governance

In April 2021, we announced that we will further our longstanding sustainability commitment by aiming to become a carbon-neutral company by 2050 or sooner and reducing our carbon footprint 30% by 2026, based on a baseline of fiscal 2016. Carbon goals are inclusive of Scope 1 and 2, as well as Scope 3 emissions in categories 1, 3, and 9 of the Greenhouse Gas Protocol. In addition, we have added targets to reduce waste to landfills by 20%, energy intensity by 10%, and water intensity by 10%, each by 2026, based on a baseline of fiscal 2016.

We plan to increase the use of recycled content in our products, as appropriate, and engage with customers, suppliers, and industry peers across the value chain as we aim to drive innovation that improves aluminum’s overall sustainability. In addition, we intend to evaluate each future expansion project’s carbon impact and plan to include an appropriate carbon cost impact as part of our financial evaluation of future strategic growth investments and evaluate each future expansion project’s carbon impact so that we may appropriately mitigate any negative carbon impacts to meet our goals.

In support of our commitments, we are voluntarily pursuing the certification of all of our plant operations to the Aluminum Stewardship Initiatives’ (“ASI”) certification program. ASI works together with producers, users, and stakeholders in the aluminum value chain to collaboratively foster responsible production, sourcing, and stewardship of aluminum. Currently, there are 14 plants with the Performance Standard and 11 with the Chain of Custody. In addition, to support our initiatives, in April 2021, we issued €500 million in aggregate principal amount of Senior Notes. We intend to allocate an amount equal to the net proceeds of these notes to eligible green projects, such as investments in renewable energy and pollution prevention and control. To date, we have allocated $140 million of the net proceeds toward pollution prevention and control.

Our path to a more sustainable and circular future goes beyond our environmental commitments. We have set targets to reshape a more diverse and inclusive workforce that reflects our local communities. Globally, we are dedicated to increasing the representation of women in senior leadership and technical roles at Novelis in order to create and foster the next generation of women scientists and engineers. To achieve these goals, the Company has established a global Diversity & Inclusion board, as well as supporting councils in each of our four regions. We will also continue assisting our Employee Resource Groups to help create a more inclusive environment where we seek to provide our employees with a sense of belonging and where different backgrounds and perspectives are embraced and valued.

We are also committed to supporting the communities in which our employees live and work. With firmly established community engagement programs, the Company commits to advancing its corporate social responsibility efforts by further investing in the Novelis Neighbor program, which gives back to communities through financial contributions and employee volunteer service. The program will continue emphasizing Science, Technology, Engineering and Math (“STEM”) education, raising recycling awareness, and fostering better overall community health and well-being.

COVID-19 Response

With our primary focus being the health and well-being of our employees, we continue to monitor the changing landscape with respect to COVID-19 and take actions to manage our business and support our customers. We have bolstered our own Environmental, Health and Safety protocols and aligned them with guidance from global health authorities and government agencies across our operations to help ensure the safety of our employees, customers, suppliers, communities, and other stakeholders.

Liquidity Position

We believe we have adequate liquidity to manage the business with dynamic metal prices. Our cash and cash equivalents and long-term committed available borrowings aggregated to $2.6 billion of liquidity at March 31, 2022.

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We maintain a disciplined approach to capital spending, prioritizing maintenance capital for our operations, as well as organic strategic capacity expansions projects. Our capital expenditures for fiscal 2023 are expected to be between approximately $1.3 billion and $1.6 billion. This includes approximately $300 million for expected maintenance spend.

Market Trends in Our End-Markets

Beverage Packaging. According to CRU, global demand for can stock (which represents the largest percentage of our total rolled product shipments) is forecasted to increase at a compound annual growth rate of approximately 4% from 2021 to 2028 mainly driven by sustainability trends, growth in beverage markets that are increasing released in aluminum packaging, and substitution against glass, steel and plastic.

Automotive. We believe aluminum utilization is positioned for continued growth through increased adoption of EVs, which require higher amounts of aluminum. According to Ducker Frontier, automotive aluminum sheet demand in North America is set to grow at a compound annual growth rate of 6% from 2022 to 2030, and we estimate that demand in Europe will grow at a comparable rate. Based on our projections, we believe that the fast-growing Asia automotive aluminum sheet market will increase at a steeper rate from a lower baseline in 2022. However, the current global semiconductor shortage impacting the automotive industry has resulted in temporary automotive customer shutdowns and has reduced near-term demand for automotive aluminum sheet.

Aerospace. According to Oliver Wyman’s Global Fleet & MRO Forecast 2022-2032, air travel is set to recover to pre-COVID-19 levels by 2023, as loosening COVID-19 restrictions have facilitated a faster than anticipated recovery for the industry. However, we expect a slow and uneven recovery in demand for aerospace sheet through fiscal 2023.

Specialties. Specialties includes diverse markets, including building and construction, commercial transportation, foil & packaging, and commercial & consumer. These industries continue to increase aluminum material adoption due to its many desirable characteristics. We believe these trends will keep demand high.

Business Model and Key Concepts

Conversion Business Model

A significant amount of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers. Nearly all of our flat-rolled products have a price structure with three components: (i) a base aluminum price quoted off the LME; (ii) an LMP; and (iii) a “conversion premium” to produce the rolled product which reflects, among other factors, the competitive market conditions for that product. Base aluminum prices are typically driven by macroeconomic factors and global supply and demand for aluminum. LMP tends to vary based on the supply and demand for metal in a particular region and associated transportation costs.

In North America, Europe, and South America, we pass through LMP to our customers, which are recorded through net sales. In Asia, we purchase our metal inputs based on the LME and incur an LMP. Many of our competitors in this region price their metal off the Shanghai Futures Exchange, which does not include an LMP. However, in a majority of the new contracts over the last several quarters, we are able to fully pass through the LMP in an increasingly favorable demand environment.

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LME Base Aluminum Prices and Local Market Premiums

The average (based on the simple average of the monthly averages) and closing prices for aluminum set on the LME for fiscal 2022, fiscal 2021, and fiscal 2020 are as follows.

				Percent Change
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2022 versus Fiscal 2021	Fiscal 2021 versus Fiscal 2020
Aluminum (per metric tonne, and presented in U.S. dollars):
Closing cash price as of beginning of period	$2,213	$1,489	$1,900	49%	(22)%
Average cash price during period	2,769	1,802	1,749	54	3
Closing cash price as of end of period	3,503	2,213	1,489	58	49

For fiscal 2022, fiscal 2021, and fiscal 2020, the weighted average LMP is as follows.

				Percent Change
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2022 versus Fiscal 2021	Fiscal 2021 versus Fiscal 2020
Weighted average LMP (per metric tonne, and presented in U.S. dollars)	$494	$199	$204	148%	(2)%

Metal Price Lag and Related Hedging Activities

Increases or decreases in the price of aluminum based on the average LME base aluminum prices and LMP directly impact net sales, cost of goods sold (exclusive of depreciation and amortization), and working capital. The timing of these impacts varies based on contractual arrangements with customers and metal suppliers in each region. These timing impacts are referred to as metal price lag. Metal price lag exists due to: (i) the period of time between the pricing of our purchases of metal, holding and processing the metal, and the pricing of the sale of finished inventory to our customers and (ii) certain customer contracts containing fixed forward price commitments, which result in exposure to changes in metal prices for the period of time between when our sales price fixes and the sale actually occurs.

We use LME aluminum forward contracts to preserve our conversion margins and manage the timing differences associated with the LME base metal component of net sales and cost of goods sold (exclusive of depreciation and amortization). These derivatives directly hedge the economic risk of future LME base metal price fluctuations to better match the purchase price of metal with the sales price of metal. The majority of our LMP hedging occurs in North America depending on market conditions, however, exposure there is not fully hedged. In Europe, Asia, and South America, the derivative market for LMP is not robust or efficient enough for us to offset the impacts of LMP price movements beyond a small volume. As a consequence, volatility in LMP can have a significant impact on our results of operations and cash flows.

We elect to apply hedge accounting to better match the recognition of gains or losses on certain derivative instruments with the recognition of the underlying exposure being hedged in the statement of operations. In connection with the acquisition of Aleris, the Company acquired a portfolio of derivative financial instruments executed to hedge various price risk exposures. Historically, Aleris did not designate derivative financial instruments as hedges and therefore, both realized and unrealized gains and losses on derivatives were recorded immediately in the consolidated statement of operations during fiscal 2021. In fiscal 2021, the Company designated certain Aleris LME aluminum forward sales contracts as cash flow hedges of the metal price risk associated with our future metal sales and certain foreign currency exchange contracts designated as hedges of expected future foreign currency transactions. For undesignated metal derivatives, there are timing differences between the recognition of unrealized gains or losses on the derivatives and the recognition of the underlying exposure in the statement of operations. The recognition of unrealized gains and losses on undesignated metal

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derivative positions typically precedes inventory cost recognition, customer delivery, and revenue recognition. The timing difference between the recognition of unrealized gains and losses on undesignated metal derivatives and cost or revenue recognition impacts income from continuing operations before income tax provision and net income. Gains and losses on metal derivative contracts are not recognized in Segment Income until realized.

Foreign Currency and Related Hedging Activities

We operate a global business and conduct business in various currencies around the world. We have exposure to foreign currency risk as fluctuations in foreign exchange rates impact our operating results as we translate the operating results from various functional currencies into our U.S. dollar reporting currency at current average rates. We also record foreign exchange remeasurement gains and losses when business transactions are denominated in currencies other than the functional currency of that operation. Global economic uncertainty is contributing to higher levels of volatility among the currency pairs in which we conduct business. The following table presents the exchange rates as of the end of each period and the average of the month-end exchange rates for fiscal 2022, fiscal 2021, and fiscal 2020.

	Exchange Rate as of March 31,			Average Exchange Rate
	2022	2021	2020	Fiscal 2022	Fiscal 2021	Fiscal 2020
Euro per U.S. dollar	0.889	0.851	0.911	0.862	0.853	0.901
Brazilian real per U.S. dollar	4.738	5.697	5.199	5.285	5.471	4.168
South Korean won per U.S. dollar	1,211	1,134	1,223	1,168	1,158	1,186
Canadian dollar per U.S. dollar	1.249	1.257	1.425	1.253	1.318	1.333
Swiss franc per euro	1.023	1.106	1.061	1.064	1.078	1.095

Exchange rate movements have an impact on our operating results. In Europe, where we have predominantly local currency selling prices and operating costs, we benefit as the euro strengthens but are adversely affected as the euro weakens. For our Swiss operations, where operating costs are incurred primarily in the Swiss franc and a large portion of revenues are denominated in the euro, we benefit as the Swiss franc weakens but are adversely affected as the franc strengthens. In South Korea, where we have local currency operating costs and U.S. dollar denominated selling prices for exports, we benefit as the South Korean won weakens but are adversely affected as the won strengthens. In Brazil, where we have predominately U.S. dollar selling prices and local currency manufacturing costs, we benefit as the Brazilian real weakens but are adversely affected as the real strengthens. We use foreign exchange forward contracts and cross-currency swaps to manage our exposure arising from recorded assets and liabilities, firm commitments, and forecasted cash flows denominated in currencies other than the functional currency of certain operations, which include capital expenditures and net investment in foreign subsidiaries.

See “Segment Review” below for the impact of foreign currency on each of our segments.

Results of Operations

For fiscal 2022, we reported net income attributable to our common shareholder of $954 million, an increase compared to $236 million in fiscal 2021. Net income from continuing operations was $1.0 billion for fiscal 2022, an increase from $458 million in fiscal 2021, and Segment Income was $2.0 billion in fiscal 2022, an increase from $1.7 billion in fiscal 2021. The improvement in operational performance was primarily driven by a broad recovery in sales compared to the prior year, which was significantly impacted by the COVID-19 pandemic, higher product pricing, favorable product mix, favorable metal costs, favorable currency rates, and an $85 million gain on Brazilian tax litigation resulting from favorable court decisions in fiscal 2022, partially offset by high inflation, supply chain disruption related costs, and a $38 million customer beneficial customer contractual obligation in the prior year that did not recur. Other favorable items benefiting net income were a decrease in interest expenses and amortization of debt issuance costs as a result of decreased average levels of debt; more favorable pension costs; an increase in realized gains on change in fair value of derivative instruments, net; and a $15 million gain on the sale of business, partially offset by a loss on extinguishment of debt, net and an increase in unrealized losses on change in fair value of derivative instruments, net.

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Confidential Treatment Requested by Novelis Inc.

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Prior year net income also included a loss on sale of discontinued operations, net of tax of $170 million; a $29 million purchase price accounting adjustment resulting from the relief of an inventory step-up; $29 million of restructuring and impairment expenses, net; and $11 million of business acquisition and other related costs, all of which primarily related to the acquired Aleris business, in addition to a $50 million charitable donation made to support COVID-19 relief efforts, that did not recur in the current period.

Net cash provided by operating activities – continuing operations was $1.1 billion and Adjusted Free Cash Flow was $660 million for fiscal 2022. Refer to “Non-U.S. GAAP Financial Measures” for our definition of Adjusted Free Cash Flow.

Key Sales and Shipment Trends

	Three Months Ended				Fiscal Year Ended	Three Months Ended				Fiscal Year Ended
in millions, except shipments which are in kt	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	March 31, 2022
Net sales	$2,426	$2,978	$3,241	$3,631	$12,276	$3,855	$4,119	$4,326	$4,849	$17,149
Percentage (decrease) increase in net sales versus comparable previous year period	(17)%	4%	19%	33%	9%	59%	38%	33%	34%	40%

Rolled product shipments:
North America	272	367	347	362	1,348	358	375	358	376	1,467
Europe	212	240	253	272	977	279	260	254	274	1,067
Asia	184	178	184	200	746	192	197	171	203	763
South America	113	148	158	160	579	157	147	157	156	617
Eliminations	(7)	(10)	(9)	(11)	(37)	(13)	(11)	(10)	(22)	(56)

Total	774	923	933	983	3,613	973	968	930	987	3,858

The following summarizes the percentage increase (decrease) in rolled product shipments versus the comparable prior period:
North America	(6)%	28%	29%	36%	21%	32%	2%	3%	4%	9%
Europe	(9)	(2)	13	24	6	32	8	—	1	9
Asia	—	1	6	9	4	4	11	(7)	2	2
South America	(19)	5	8	8	1	39	(1)	(1)	(3)	7

Total	(7)%	11%	17%	21%	10%	26%	5%	—%	—%	7%

Fiscal 2022 Compared to Fiscal 2021

Net sales was $17.1 billion for fiscal 2022, an increase of 40% compared to fiscal 2021, primarily driven by higher average aluminum prices, as well as higher total shipments compared to the prior year, which was significantly impacted by reduced demand due to the COVID-19 pandemic.

Income from continuing operations before income tax provision was $1.3 billion for fiscal 2022, an increase of 87% compared to fiscal 2021. In addition to the factor noted above, the following items affected the change in income from continuing operations before income tax provision.

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Confidential Treatment Requested by Novelis Inc.

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Cost of Goods Sold (Exclusive of Depreciation and Amortization)

Cost of goods sold (exclusive of depreciation and amortization) was $14.4 billion for fiscal 2022, an increase of 44% compared to fiscal 2021, driven by higher average aluminum prices and higher production volume. Total metal input costs included in cost of goods sold (exclusive of depreciation and amortization) increased $3.7 billion over fiscal 2021.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (“SG&A”) was $631 million for fiscal 2022 compared to $551 million for fiscal 2021. The increase is primarily due to employment costs in the current year compared to temporary cost savings measures in the prior year enacted to mitigate the decline in sales due to the COVID-19 pandemic, partially offset by acquisition synergy cost savings.

Depreciation and Amortization

Depreciation and amortization was $550 million for fiscal 2022 compared to $543 million for fiscal 2021.

Interest Expense and Amortization of Debt Issuance Costs

Interest expense and amortization of debt issuance costs decreased $40 million from fiscal 2021 primarily due to a decrease in average level of debt held during the current period and lower average interest rates.

Loss on Extinguishment of Debt, Net

We recorded $64 million in loss on extinguishment of debt, net in fiscal 2022. This primarily relates to the write-off of unamortized debt issuance costs and a $51 million cash payment of a redemption premium for the redemption of our 5.875% Senior Notes, due September 2026.

We recorded $14 million in loss on extinguishment of debt, net in fiscal 2021 primarily related to the partial repayment of our Floating rate Term Loans, due June 2022, during fiscal 2021 and the early repayment of certain short-term debt.

See Note 13 – Debt to our audited annual consolidated financial statements included in this prospectus for further information.

Restructuring and Impairment, Net

Restructuring and impairment, net in fiscal 2022 primarily relates to reorganization activities resulting from the Aleris acquisition, mostly offset by a partial release of certain restructuring liabilities as a result of changes in estimated costs.

Restructuring and impairment, net in fiscal 2021 related primarily to the reorganization and right-sizing of the acquired Aleris business.

See Note 4 – Restructuring and Impairment to our audited annual consolidated financial statements included in this prospectus for further information.

Other (Income) Expenses, Net

Other (income) expenses, net was $(61) million for fiscal 2022 compared to $103 million for fiscal 2021. This change primarily relates to a gain of $85 million on Brazilian tax litigation related to favorable decisions in the current year, a $38 million customer beneficial customer contractual obligation in the prior year that did not recur, a $31 million higher gain on realized changes in fair value of derivative instruments, net, and a $15 million

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Confidential Treatment Requested by Novelis Inc.

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gain on the sale of business, partially offset by an $18 million release of certain receivables in the current year and a $17 million increased loss on unrealized changes in fair value of derivative instruments, net. Fiscal 2021 also included a $50 million charitable contribution made to support COVID-19 relief efforts that did not recur in the current period.

Taxes

We recognized $281 million of income tax provision in fiscal 2022, which resulted in an effective tax rate of 22%. This rate was primarily driven by the full year forecasted effective tax rate that takes into account income taxed at rates that differ from the 25% Canadian rate, including withholding taxes; changes to the Brazilian real foreign exchange rate; change in valuation allowances, including a $73 million benefit from the release of certain valuation allowances; the availability of tax credits; and the enacted rate change in the U.K. The corporate tax rate in the U.K. is scheduled to increase from 19% to 25%, effective for fiscal 2023. The impact of this change resulted in a tax benefit of approximately $8 million. We recognized $238 million in fiscal 2021, which resulted in an effective tax rate of 34%. This rate was primarily driven by the results of operations taxed at foreign statutory tax rates that differ from the 25% Canadian tax rate, including withholding taxes, changes in valuation allowances, and changes to the Brazilian real foreign exchange rate, offset by tax credits. See Note 21 – Income Taxes to our audited annual consolidated financial statements included in this prospectus for further information.

Segment Review

Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical regions and are organized under four operating segments: North America, Europe, Asia, and South America.

The tables below illustrate selected segment financial information (in millions, except shipments which are in kt). For additional financial information related to our operating segments including the reconciliation of net income attributable to our common shareholder to Segment Income, see Note 23 – Segment, Geographical Area, Major Customer and Major Supplier Information to our audited annual consolidated financial statements included in this prospectus. In order to reconcile the financial information for the segments shown in the tables below to the relevant U.S. GAAP-based measures, “Eliminations and other” must adjust for proportional consolidation of each line item for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP purposes. However, we manage our Logan affiliate on a proportionately consolidated basis and eliminate intersegment shipments.

Selected Operating Results	North America	Europe	Asia	South America	Eliminations and other	Total
Fiscal 2022
Net sales	$6,735	$4,720	$3,036	$2,638	$20	$17,149
Shipments (in kt):
Rolled products - all
Beverage can	665	502	511	592	(25)	2,245
Automotive	323	230	126	—	(26)	653
Specialty	479	270	98	25	(5)	867
Aerospace	—	65	28	—	—	93

Total rolled products	1,467	1,067	763	617	(56)	3,858
Rolled products - intersegment	—	(29)	(26)	(1)	56	—

Rolled products - third party	1,467	1,038	737	616	—	3,858

Total rolled products	1,467	1,067	763	617	(56)	3,858
Non-rolled products	13	120	25	99	(35)	222

Total shipments	1,480	1,187	788	716	(91)	4,080

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Confidential Treatment Requested by Novelis Inc.

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Selected Operating Results	North America	Europe	Asia	South America	Eliminations and other	Total
Fiscal 2021
Net sales	$4,558	$3,552	$2,182	$1,798	$186	$12,276
Shipments (in kt):
Rolled products - all
Beverage can	625	484	526	547	(16)	2,166
Automotive	286	221	99	—	(19)	587
Specialty	437	227	101	32	(2)	795
Aerospace	—	45	20	—	—	65

Total rolled products	1,348	977	746	579	(37)	3,613
Rolled products - intersegment	—	(30)	(6)	(1)	37	—

Rolled products - third party	1,348	947	740	578	—	3,613

Total rolled products	1,348	977	746	579	(37)	3,613
Non-rolled products	33	122	5	92	(26)	226

Total shipments	1,381	1,099	751	671	(63)	3,839

The following table reconciles changes in Segment Income for fiscal 2021 to fiscal 2022 (in millions).

Changes in Segment Income	North America	Europe	Asia	South America	Eliminations and other(1)	Total
Segment Income - Fiscal 2021	$663	$285	$305	$449	$12	$1,714
Volume	117	98	13	43	(25)	246
Conversion premium and product mix	158	78	159	26	(11)	410
Conversion costs	(243)	(88)	(123)	77	37	(340)
Foreign exchange	(5)	7	10	45	(3)	54
Selling, general & administrative and research & development costs(2)	(50)	(5)	(11)	(29)	2	(93)
Other changes(3)	45	(51)	(1)	70	(9)	54

Segment Income - Fiscal 2022	$685	$324	$352	$681	$3	$2,045

(1)

The recognition of Segment Income by a region on an intersegment shipment could occur in a period prior to the recognition of Segment Income on a consolidated basis, depending on the timing of when the inventory is sold to a third-party customer. The “Eliminations and other” column adjusts regional Segment Income for intersegment shipments that occur in a period prior to recognition of Segment Income on a consolidated basis. The “Eliminations and other” column also reflects adjustments for changes in regional volume, conversion premium and product mix, and conversion costs related to intersegment shipments for consolidation. “Eliminations and other” must adjust for proportional consolidation of each line item for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP, but we manage our Logan affiliate on a proportionately consolidated basis.

(2)	Selling, general & administrative and research & development costs include costs incurred directly by each segment and all corporate related costs.
(3)

Other changes are primarily impacted by a $38 million customer contractual obligation benefit in Europe in the prior year and a $57 million benefit due to a favorable court decision in South America in connection with a Brazilian tax litigation in the current year.

North America

Net sales increased $2.2 billion, or 48%, driven primarily by higher average aluminum prices and a 9% increase in total FRP shipments compared to a soft prior year, which was impacted by COVID-19-related customer shutdowns in the early months of fiscal 2021. Shipment growth also benefited from strong demand in the current

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year for beverage can and specialty sheet, including building and construction, as well as for automotive sheet despite the semiconductor shortage constraining automotive shipments in the current year. Segment Income was $685 million, an increase of 3%, primarily driven by higher volume, favorable product mix considering the faster rate of premium automotive shipment growth, higher product pricing mainly for can and specialty products in a favorable demand environment, and a decrease in pension costs from recent pension plan freezes. These factors were partially offset by higher operating costs, net of some cost pass through to customers in price, due to inflation, internal supply chain disruptions impacting the fourth quarter, external supply chain and geo-political disruption increasing freight and energy costs, and higher production, as well as higher SG&A costs compared to prior year temporary cost reduction initiatives, and unfavorable metal costs.

Europe

Net sales increased $1.2 billion, or 33%, driven by higher average aluminum prices and a 9% increase in total FRP shipments compared to a soft prior year, which was impacted by COVID-19-related customer shutdowns in the early months of fiscal 2021. Shipment growth also benefited from strong demand in the current year for beverage can and specialty sheet, including building and construction and light gauge materials like consumer packaging, and some recovery in passenger air travel improving demand for aerospace sheet. Automotive shipments also increased despite the semiconductor shortage constraining the automotive industry in the current year. Segment Income was $324 million, an increase of 14%, primarily driven by higher volume, favorable metal costs, and higher product pricing in can, specialties and commercial plate within aerospace due to the favorable demand environment. Other favorable factors included favorable product mix from higher premium automotive and aerospace shipments in the current year, and favorable foreign exchange translation. These favorable factors were partially offset by higher operating costs, net of some cost pass through to customers in price, due to inflation, higher production, and supply chain and geo-political disruptions increasing freight and energy costs, as well as a $38 million customer contractual benefit in the prior year that did not recur.

Asia

Net sales increased $854 million, or 39%, driven by higher average aluminum prices and strong demand for aluminum flat-rolled products driving a 2% increase in FRP shipments. Automotive shipments increased despite semiconductor constraints impacting the automotive industry in the current year due to new capacity additions in Changzhou, while aerospace shipments increased on recovering air passenger travel. Can shipments were down 3% primarily due to supply chain bottlenecks and vessel delays at ports in Asia, while specialty shipments were flat as we prioritized rolling capacity to optimize our product portfolio. Segment Income was $352 million, an increase of 15%, primarily due to favorable product mix as a result of higher premium automotive and aerospace shipments, and higher product pricing primarily in can and specialty due to a favorable demand environment. Other favorable factors included favorable metal costs, higher volume, and favorable foreign exchange, partially offset by higher operating costs, net of some cost pass through to customers in price, due to inflation, supply chain and geo-political disruptions increasing freight and energy costs, and higher production, as well as higher SG&A costs compared to prior year temporary cost reduction initiatives.

South America

Net sales increased $840 million, or 47%, driven by higher average aluminum prices and a 7% increase in total flat-rolled shipments which was impacted by COVID-19 related customer shutdowns. The increase in can shipments was also a result of strong demand in the current year. Segment Income was $681 million, an increase of 52%, primarily due to favorable metal costs, higher volume, favorable product pricing in a favorable demand environment, and favorable foreign exchange. The current year period also included $49 million in gains from favorable tax litigation settlements. These favorable factors were partially offset by higher operating costs due to inflation and higher production, as well as higher SG&A due largely to increased interest rates on our forfaiting activities.

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Liquidity and Capital Resources

We believe we maintain adequate liquidity levels through a combination of cash and availability under committed credit facilities. Our cash and cash equivalents and availability under committed credit facilities aggregated to $2.6 billion of liquidity as of March 31, 2022. Our primary liquidity sources are cash flows from operations, working capital management, cash, and liquidity under our debt agreements. Our recent business investments are being funded through cash flows generated by our operations and a combination of local financing and our senior secured credit facilities. We expect to be able to fund both our short-term and long-term liquidity needs, such as our continued expansions, servicing our debt obligations, and providing sufficient liquidity to operate our business, through one or more of the following: the generation of operating cash flows, working capital management, our existing debt facilities (including refinancing), and new debt issuances, as necessary.

Our capital expenditures for fiscal 2023 are expected to be between approximately $1.3 billion and $1.6 billion. This includes approximately $300 million for expected maintenance spend.

Available Liquidity

Our available liquidity as of March 31, 2022 and 2021 is as follows.

	March 31,
in millions	2022	2021
Cash and cash equivalents	$1,070	$998
Availability under committed credit facilities	1,499	1,223

Total available liquidity	$2,569	$2,221

The increase in total available liquidity is primarily due to an increase in our availability under committed credit facilities caused by the impacts of increased metal prices on our borrowing base in addition to an increase in cash and cash equivalents from higher Segment Income and favorable metal price lag, partially offset by financing activities, capital expenditures, and changes in working capital due to increased metal prices. See Note 13 – Debt to our audited annual consolidated financial statements included in this prospectus for more details on our availability under committed credit facilities. In April 2021 we issued €500 million in aggregate principal amount of Senior Notes. We intend to allocate an amount equal to the net proceeds of these notes to eligible green projects, such as investments in renewable energy and pollution prevention and control.

Cash and cash equivalents includes cash held in foreign countries in which we operate. As of March 31, 2022, we held $3 million of cash and cash equivalents in Canada, in which we are incorporated, with the rest held in other countries in which we operate. As of March 31, 2022, we held $780 million of cash in jurisdictions for which we have asserted that earnings are permanently reinvested, and we plan to continue to fund operations and local expansions with cash held in those jurisdictions. Cash held outside of Canada is free from significant restrictions that would prevent the cash from being accessed to meet the Company’s liquidity needs including, if necessary, to fund operations and service debt obligations in Canada. Upon the repatriation of any earnings to Canada, in the form of dividends or otherwise, we could be subject to Canadian income taxes (subject to adjustment for foreign taxes paid and the utilization of the large cumulative net operating losses we have in Canada) and withholding taxes payable to the various foreign jurisdictions. As of March 31, 2022, we do not believe adverse tax consequences would result from repatriation in a manner that restricts our use of cash and cash equivalents in any material respect.

We use derivative contracts to manage risk as well as liquidity. Under our terms of credit with counterparties to our derivative contracts, we do not have any material margin call exposure. No material amounts have been posted by Novelis nor do we hold any material amounts of margin posted by our counterparties. We settle derivative contracts in advance of billing on the underlying physical inventory and collecting payment from our customers, which temporarily impacts our liquidity position. The lag between derivative settlement and customer collection typically ranges from 30 to 90 days.

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Confidential Treatment Requested by Novelis Inc.

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Obligations

Our material cash requirements include future contractual and other obligations arising in the normal course of business. These obligations primarily include debt and related interest payments, finance and operating lease obligations, postretirement benefit plan obligations, and purchase obligations.

Debt

As of March 31, 2022, we had an aggregate principal amount of debt, excluding finance leases, of $5.6 billion, with $547 million due within 12 months. In addition, we are obligated to make periodic interest payments at fixed and variable rates, depending on the terms of the applicable debt agreements. Based on applicable interest rates and scheduled debt maturities as of March 31, 2022, our total interest obligation on long-term debt totaled an estimated $1.3 billion, with $188 million payable within 12 months. Actual future interest payments may differ from these amounts based on changes in floating interest rates or other factors or events. Excluded from these amounts are interest related to finance lease obligations, the amortization of debt issuance costs, and other costs related to indebtedness. See “—Description of Outstanding Indebtedness” for more information about our debt arrangements.

Leases

We lease certain land, buildings, and equipment under non-cancelable operating lease arrangements and certain office space under finance lease arrangements. As of March 31, 2022, we had aggregate finance lease obligations of $31 million, with $8 million due within 12 months. This includes both principal and interest components of future minimum finance lease payments. Excluded from these amounts are insurance, taxes, and maintenance associated with the property. As of March 31, 2022, we had aggregate operating lease obligations of $90 million, with $24 million due within 12 months. This includes the minimum lease payments for non-cancelable leases for property and equipment used in our operations. Excluded from these amounts are insurance, taxes, and maintenance associated with the properties and equipment as well as future minimum lease payments related to operating leases signed but not yet commenced. We do not have any operating leases with contingent rents. See Note 11 – Leases to our audited annual consolidated financial statements included elsewhere in this prospectus for further discussion of our operating and finance leases.

Postretirement Benefit Plans

Obligations for postretirement benefit plans are estimated based on actuarial estimates using benefit assumptions for, among other factors, discount rates, rates of compensation increases, and health care cost trends. As of March 31, 2022, payments for pension plan benefits and other post-employment benefits estimated through 2032 were $1.2 billion, with $104 million due within 12 months. See Note 15 – Postretirement Benefit Plans to our audited annual consolidated financial statements included in this prospectus for further discussion.

Purchase Obligations and Other

Purchase obligations include agreements to purchase goods (including raw materials and capital expenditures) and services that are enforceable and legally binding on us and that specify all significant terms. Some of our raw material purchase contracts have minimum annual volume requirements. In these cases, we estimate our future purchase obligations using annual minimum volumes and costs per unit that are in effect as of March 31, 2022. As of March 31, 2022, we had aggregate purchase obligations of $12.3 billion, with $5.3 billion due within 12 months.

Due to volatility in the cost of our raw materials, actual amounts paid in the future may differ from these amounts. Excluded from these amounts are the impact of any derivative instruments and any early contract termination fees, such as those typically present in energy contracts. Purchase obligations do not include contracts that can be cancelled without significant penalty.

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The future cash flow commitments we may have related to derivative contracts are from the figures above as these are fair value measurements determined at an interim date within the contractual term of the arrangement and, accordingly, do not represent the ultimate contractual obligation (which could ultimately become a receivable). As a result, the timing and amount of the ultimate future cash flows related to our derivative contracts, including the $969 million of derivative liabilities recorded on our balance sheet as of March 31, 2022, are uncertain. In addition, stock compensation is excluded from the above figures as it is a fair value measurement determined at an interim date and is not considered a contractual obligation. Furthermore, due to the difficulty in determining the timing of settlements, the above figures also exclude $71 million of uncertain tax positions. See Note 21 – Income Taxes to our audited annual consolidated financial statements included in this prospectus for more information.

There are no additional material off-balance sheet arrangements.

Net Cash Provided by Operating Activities – Continuing Operations and Adjusted Free Cash Flow

Refer to “Non-U.S. GAAP Financial Measures” for our definition of Adjusted Free Cash Flow.

The following table shows net cash provided by operating activities – continuing operations and Adjusted Free Cash Flow for fiscal 2022, fiscal 2021, and fiscal 2020 and the change between periods, as well as the ending balances of cash and cash equivalents.

			Change
in millions	Fiscal 2022	Fiscal 2021	Fiscal 2022 versus Fiscal 2021
Net cash provided by operating activities - continuing operations	$1,132	$1,209	$(77)
Net cash used in investing activities - continuing operations	(473)	(3,079)	2,606
Plus: Cash used in the acquisition of business, net of cash and restricted cash acquired(1)	—	2,614	(2,614)
Less: Proceeds from sales of assets and business, net of transactions fees, cash income taxes and hedging	(10)	(4)	(6)

Adjusted Free Cash Flow from continuing operations	649	740	(91)
Net cash provided by (used in) operating activities - discontinued operations	11	(82)	93
Net cash provided by investing activities - discontinued operations	—	357	(357)
Less: Proceeds from sales of assets and business, net of transaction fees, cash income taxes and hedging - discontinued operations(2)	—	(403)	403

Adjusted Free Cash Flow	$660	$612	48

Cash and cash equivalents	$1,070	$998	$72

(1)

The total of acquisition of business, net of cash and restricted cash acquired represents $2.8 billion of merger consideration plus $4 million related to the translation adjustment of the €55 million capital improvement investment for Duffel upon payout, net of $105 million of cash and cash equivalents, $41 million of discontinued operations cash and cash equivalents acquired, $9 million of restricted cash, and $9 million in contingent consideration paid in the acquisition of business.

(2)

Proceeds from the sales of assets and business, net of transaction fees, cash income taxes and hedging - discontinued operations represents the proceeds from the sale of Duffel, net of cash sold of $23 million and the proceeds from the sale of Lewisport.

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Cash Flow Summary

			Change
in millions	Fiscal 2022	Fiscal 2021	Fiscal 2022 versus Fiscal 2021
Net cash provided by operating activities	$1,143	$1,127	$16
Net cash used in investing activities	(473)	(2,722)	2,249
Net cash (used in) provided by financing activities	(615)	180	(795)

Operating Activities

Between fiscal 2022 and fiscal 2021, the increase in net cash provided by operating activities primarily related to higher Segment Income and favorable metal price lag, mostly offset by changes in working capital impacted by increasing aluminum prices and LMP.

Investing Activities

The change in net cash used in investing activities from fiscal 2022 to fiscal 2021 primarily related to fiscal 2021 costs associated with the acquisition of Aleris, partially offset by fiscal 2021 net cash proceeds from investing activities - discontinued operations.

Financing Activities

The following represents proceeds from the issuance of long-term and short-term borrowings during fiscal 2022.

in millions	Fiscal 2022
3.250% Senior Notes, due November 2026(1)	$750
3.875% Senior Notes, due August 2031(1)	750
Short-term issuances(2)	415
1.8% Brazil Loan due June 2023	30
1.8% Brazil Loan due December 2023	20
Floating rate Term Loans, due March 2028	20

Proceeds from issuance of long-term and short-term borrowings	$1,985

(1)

The proceeds from the issuance of the 3.250% Senior Notes, due November 2026 and the 3.875% Senior Notes, due August 2031 were used to redeem the $1.5 billion principal amount outstanding on the 5.875% Senior Notes, due September 2026.

(2)

Of the $415 million short-term issuances in fiscal 2022, $315 million of issuances relate to the short-term loan entered into in January 2022. The proceeds of the short-term loan were applied to voluntarily prepay the outstanding principal balance on our Floating rate Term Loans, due June 2022.

The following represents principal payments of long-term and short-term borrowings during fiscal 2022.

in millions	Fiscal 2022
5.875% Senior Notes, due September 2026(1)	$(1,551)
Floating rate Term Loans, due June 2022	(648)
Zhenjiang Term Loans, due May 2024	(129)
Short-term borrowings in Brazil	(53)
Floating rate Term Loans, due January 2025	(8)
Floating rate Term Loans, due March 2028	(5)

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Confidential Treatment Requested by Novelis Inc.

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in millions	Fiscal 2022
4.90% China Bank Loans, due August 2027	(3)
Finance leases and other repayments	(9)

Principal payments of long-term and short-term borrowings	$(2,406)

(1)

This represents the $1.5 billion principal on the 5.875% Senior Notes, due September 2026 that was redeemed during the period through the issuance of the 3.250% Senior Notes, due November 2026 and the 3.875% Senior Notes, due August 2031. An additional $51 million payment was made using cash on hand for the resulting redemption premium.

The following represents inflows (outflows) from revolving credit facilities and other, net during fiscal 2022.

in millions	Fiscal 2022
ABL Revolver	$(74)
Korea credit facility	(17)
China credit facility	22

Revolving credit facilities and other, net	$(69)

In addition to the activities shown in the tables above during fiscal 2022 we paid $25 million in debt issuance costs, $22 million of which related to the issuance of new Senior Notes in the period and $3 million related to prior period issuances. We also paid a return of capital to our common shareholder in the amount of $100 million.

During fiscal 2021, there were $3.0 billion issuances of long-term and short-term borrowings, including $1.1 billion in issuances on our existing short-term credit agreement (the “Short-Term Credit Agreement”) and $775 million in issuances in incremental term loans on our Term Loan Facility (the 2020 Term Loans, as defined below). The proceeds of these issuances were used to pay a portion of the consideration payable in the acquisition of Aleris.

We also issued $588 million (€500 million) in aggregate principal amount 3.375% Senior Notes due 2029. The proceeds were used to pay down a portion of the term loans borrowed in 2017 under our Term Loan Facility, plus accrued and unpaid interest. We intend to allocate an amount equal to the net proceeds received from this issuance to finance and/or refinance new and/or existing eligible green projects, which are currently contemplated to consist of renewable energy or pollution prevention and control type projects.

Additionally, we entered into $500 million in additional term loans under our existing Term Loan Facility (the 2021 Term Loans, as defined below), of which $480 million were funded as of March 31, 2021 and $20 million were funded on April 1, 2021. The proceeds of the 2021 Term Loans were utilized to pay a portion of our 2017 Term Loans.

We also issued $63 million of short-term debt in Brazil and $36 million on our China bank loans. As a result of our issuances in fiscal 2021, we paid $44 million in debt issuance costs.

We made principal repayments of $1.1 billion on our Short-Term Credit Agreement, $1.1 billion on our 2017 Term Loans, $70 million on our short-term debt in Brazil, $22 million on our term loan facility borrowed by Aleris Aluminum (Zhenjiang) Co., Ltd., $8 million on our 2020 Term Loans, and $7 million on finance leases and other repayments.

The net cash outflows from our revolving credit facilities relates to net outflows of $472 million on our ABL Revolver and outflows of $90 million on our Korea credit facilities, net of $56 million of net proceeds from our China credit facilities.

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Additionally, we paid $9 million for contingent consideration in the acquisition of Aleris.

Loss on Extinguishment of Debt, Net

During fiscal 2020, we incurred $71 million in loss on extinguishment of debt, net primarily related to the write-off of unamortized debt issuance costs and a cash payment of a redemption premium for the redemption of our 6.25% Senior Notes due August 2024, as well as the expiration of certain amendments under our Term Loan Facility and our Short-Term Credit Agreement.

During fiscal 2021, we recorded $14 million in loss on extinguishment of debt, net, primarily related to the partial repayment of our 2017 Term Loans during fiscal 2021 and the early repayment of certain short-term debt.

During fiscal 2022, we recorded $64 million in loss on extinguishment of debt, net. This primarily relates to the write-off of unamortized debt issuance costs of $13 million and a $51 million cash payment of a redemption premium for the redemption of our 5.875% Senior Notes, due September 2026. Additionally, a loss on extinguishment of debt of $2 million was recorded as a result of the repayment of our 2017 Term Loans, which was offset by a gain on extinguishment of debt of $2 million resulting from the repayment of the Zhenjiang Term Loans.

Description of Outstanding Indebtedness

Senior Secured Credit Facilities

As of March 31, 2022, our senior secured credit facilities consisted of (i) a secured term loan credit facility (“Term Loan Facility”) and (ii) a $1.5 billion asset-based loan facility (“ABL Revolver”). The senior secured credit facilities contain various affirmative covenants, including covenants with respect to our financial statements, litigation and other reporting requirements, insurance, payment of taxes, employee benefits, and (subject to certain limitations) causing new subsidiaries to pledge collateral and guaranty our obligations. The senior secured credit facilities also include various customary negative covenants and events of default, including limitations on our ability to incur additional indebtedness; sell certain assets; enter into sale and leaseback transactions; make investments, loans, and advances; pay dividends or returns of capital and distributions beyond certain amounts; engage in mergers, amalgamations, or consolidations; engage in certain transactions with affiliates; and prepay certain indebtedness. The Term Loan Facility also contains a financial maintenance covenant that prohibits Novelis’ senior secured net leverage ratio as of the last day of each fiscal quarter period as measured on a rolling four quarter basis from exceeding 3.50 to 1.00, subject to customary equity cure rights. The senior secured credit facilities include a cross-default provision under which lenders could accelerate repayment of the loans if a payment or non-payment default arises under any other indebtedness with an aggregate principal amount of more than $100 million (or, in the case of the Term Loan Facility, under the ABL Revolver regardless of the amount outstanding). The senior secured credit facilities are guaranteed by the Company’s direct parent, AV Metals Inc., and certain of the Company’s direct and indirect subsidiaries and are secured by a pledge of substantially all of the assets of the Company and the guarantors.

Short-Term Debt:

As of March 31, 2022, our short-term borrowings totaled $529 million, consisting of $313 million under our short-term loan entered into in January 2022, $101 million in short-term China loans (CNY 640 million), $100 million in Brazil loans, and $15 million of borrowings on our ABL Revolver.

ABL Revolver

As of March 31, 2022, the commitments under our senior secured ABL Revolver are $1.5 billion.

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In October 2021, we entered into an amendment to our existing ABL Revolver. Prior to the USD LIBOR transition date, loans denominated in USD under the ABL Revolver will continue to bear interest at a rate of LIBOR plus a spread of 1.25% to 1.75% based on excess availability. The amendment provides that on and after the USD LIBOR transition date, loans denominated in USD will bear interest at a rate of the applicable replacement reference plus a spread of 1.25% to 1.75% as adjusted under the terms of the ABL Revolver based on excess availability. In the case of USD loans accruing interest at Term Secured Overnight Financing Rate (“Term SOFR”), the margin adjustment is 0.11 for a one-month interest period, .026 for a three month interest period, and 0.43 for a six month interest period. Thus, the applicable interest rate for a one-month interest period would be Term SOFR plus a spread of approximately 1.36% to 1.86% depending on availability. The USD LIBOR transition date is defined as the earlier of (a) when the ICE Benchmark Administration ceases to provide the USD LIBOR and there is no available tenor of USD LIBOR or the FCA announces all available tenors of USD LIBOR are no longer representative or (b) an early opt-in effective date. The ABL Revolver also permits us to elect to borrow USD loans that accrue interest at a base rate (determined based on the greater of a prime rate or an adjusted federal funds rate) plus a prime spread of .25% to .75% based on excess availability. The amendment also provides for replacement reference rates for loans denominated in euros, British pounds, and Swiss francs upon the transition event applicable to each such currency.

The ABL Revolver has a provision that allows the ABL Revolver to be increased by an additional $750 million, subject to lenders providing commitments for the increase. The ABL Revolver has various customary covenants including maintaining a specified minimum fixed charge coverage ratio of 1.25 to 1 if excess availability is less than the greater of (i) $115 million and (ii) 10% of the lesser of the total ABL Revolver commitment and the borrowing base. The ABL Revolver matures on April 15, 2024, provided that in the event that the Term Loan Facility or certain other indebtedness is outstanding 90 days prior to its maturity (and not refinanced with a maturity date later than October 15, 2024), then the ABL Revolver will mature 90 days prior to the maturity date for such other indebtedness, as applicable; unless excess availability under the ABL Revolver is at least (i) 20% of the lesser of the total ABL Revolver commitment and the borrowing base or (ii) 15% of the lesser of the total ABL Revolver commitment and the borrowing base, while also maintaining the minimum fixed charge ratio test of at least 1.25 to 1.

As of March 31, 2022, we were in compliance with the covenants for our ABL Revolver.

As of March 31, 2022, we had $15 million in borrowings under our ABL Revolver. We utilized $158 million of our ABL Revolver for letters of credit. We had availability of $1.3 billion on the ABL Revolver, including $17 million of remaining availability which can be utilized for letters of credit.

Short-Term Loan

In January 2022, we entered into a $315 million short-term loan with Axis Bank Limited, IFSC Banking Unit, Gift City, as administrative agent and lender. The proceeds of the short-term loan were applied to voluntarily prepay the 2017 Term Loans, as defined below. The short-term loan matures on November 30, 2022, is subject to 0.25% quarterly amortization payments, and accrues interest at SOFR plus 0.90%. The short-term loan is unsecured and guaranteed by certain of the Company’s direct and indirect U.S. and Canadian subsidiaries, and the agreement contains voluntary prepayment provisions, affirmative and negative covenants, and events of default substantially similar to those under our Term Loan Facility, other than changes to reflect the unsecured nature of the short-term loan.

China Short-Term Borrowings

At the end of fiscal 2022, we had $101 million (CNY 640 million) under uncommitted lines of credit outstanding to support working capital expenditures in China. Such short-term borrowings are unsecured and bear fixed interest rates ranging from 3.25% to 3.65%.

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Brazil Short-Term Borrowings

In November 2021 and December 2021, we entered into two unsecured short-term bank loans in Brazil, each in the amount of $50 million, with the proceeds to be utilized for general corporate purposes. One of these loans matured in April 2022 and the other matures in December 2022, bearing fixed interest rates of 1.42% and 1.35%, respectively. The payment of principal and interest is due at maturity.

Long-Term Debt:

Term Loan Facility

The Term Loan Facility requires customary mandatory prepayments with excess cash flow, other asset sale proceeds, casualty event proceeds, and proceeds of prohibited indebtedness, all subject to customary reinvestment rights and exceptions. The loans under the Term Loan Facility may be prepaid, in full or in part, at any time at Novelis’ election without penalty or premium. The Term Loan Facility allows for additional term loans to be issued in an amount not to exceed $300 million (or its equivalent in other currencies) plus an unlimited amount if, after giving effect to such incurrences on a pro forma basis, the secured net leverage ratio does not exceed 3.00 to 1.00. The Term Loan Facility also allows for additional term loans to be issued in an amount to refinance loans outstanding under the Term Loan Facility. The lenders under the Term Loan Facility have not committed to provide any such additional term loans.

As of March 31, 2022, we were in compliance with the covenants for our Term Loan Facility.

2017 Term Loans

In January 2017, we borrowed $1.8 billion of term loans due June 2022 (the “2017 Term Loans”) under our Term Loan Facility.

During fiscal 2021, we made in $1.1 billion in principal payments beyond our scheduled quarterly amortization payments on our 2017 Term Loans using the proceeds from the issuance of the 2021 Term Loans and the 2029 Senior Notes, as defined below.

During fiscal 2022, we made $615 million in principal payments beyond our scheduled quarterly amortization payments on our 2017 Term Loans, a portion of which was paid using cash on hand, the proceeds of our short-term loan due November 30, 2022 we entered into in January 2022, and the April 2021 proceeds from our 2021 Term Loans, as defined below.

As of March 31, 2022, the 2017 Term Loans have been fully repaid.

2020 Term Loans

In April 2020, we borrowed $775 million of term loans due January 2025 (the “2020 Term Loans”) under our Term Loan Facility. The proceeds of the 2020 Term Loans were used to pay a portion of the consideration payable in the acquisition of Aleris (including the repayment of Aleris’ outstanding indebtedness) as well as fees and expenses related to the acquisition of the 2020 Term Loans. The 2020 Term Loans mature on January 21, 2025 and are subject to 0.25% quarterly amortization payments. The 2020 Term Loans accrue interest at LIBOR plus 1.75%. We incurred debt issuance costs of $15 million for the 2020 Term Loans, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the loan.

2021 Term Loans

In March 2021, we borrowed $480 million of term loans due March 2028 (the “2021 Term Loans”) under our Term Loan Facility, with an additional $20 million being borrowed under the 2021 Term Loans in April 2021.

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The 2021 Term Loans mature on March 31, 2028 and are subject to 0.25% quarterly amortization payments. The 2021 Term Loans accrue interest at LIBOR plus 2.00%. The proceeds of the 2021 Term Loans were applied to repay a portion of the 2017 Term Loans. We incurred debt issuance costs of $9 million for the 2021 Term Loans, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the loan.

Senior Notes

The 3.250% Senior Notes due November 2026 (the “2026 Senior Notes”), the 3.3755% Senior Notes due April 2029 (the “2029 Senior Notes”), 4.750% Senior Notes due January 2030 (the “2030 Senior Notes”) and 3.875% Senior Notes due August 2031 (the “2031 Senior Notes”, and collectively, the “Senior Notes”) are guaranteed, jointly and severally, on a senior unsecured basis, by Novelis Inc. and certain of its subsidiaries. The Senior Notes contain customary covenants and events of default that will limit our ability and, in certain instances, the ability of certain of our subsidiaries to incur additional debt and provide additional guarantees; pay dividends or return capital beyond certain amounts and make other restricted payments; create or permit certain liens; make certain asset sales; use the proceeds from the sales of assets and subsidiary stock; create or permit restrictions on the ability of certain of Novelis’ subsidiaries to pay dividends or make other distributions to Novelis or certain of Novelis’ subsidiaries, as applicable; engage in certain transactions with affiliates; enter into sale and leaseback transactions; designate subsidiaries as unrestricted subsidiaries; and consolidate, merge or transfer all or substantially all of our assets and the assets of certain of our subsidiaries. During any future period in which either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. have assigned an investment grade credit rating to the Senior Notes and no default or event of default under the indenture has occurred and is continuing, certain of the covenants will be suspended. The Senior Notes include customary events of default, including a cross-acceleration event of default. The Senior Notes also contain customary call protection provisions for our bondholders that extend through November 2023 for the 2026 Senior Notes, through April 2024 for the 2029 Senior Notes, through January 2025 for the 2030 Senior Notes, and through August 2026 for the 2031 Senior Notes.

As of March 31, 2022, we were in compliance with the covenants in the indentures governing our Senior Notes.

5.875% Senior Notes due September 2026

In September 2016, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $1.5 billion in aggregate principal amount of 5.875% Senior Notes due September 2026.

The proceeds from the August 2021 issuance of the 2026 Senior Notes and the 2031 Senior Notes, as defined below, were used to fully fund the redemption of the 5.875% Senior Notes due September 2026. As a result, the 5.875% Senior Notes due September 2026 were no longer outstanding as of March 31, 2022.

2026 Senior Notes

In August 2021, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of the 2026 Senior Notes. The 2026 Senior Notes mature on November 15, 2026 and are subject to semi-annual interest payments that will accrue at a rate of 3.250% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption of a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt issuance costs of $11 million for the 2026 Senior Notes, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

2029 Senior Notes

In March 2021, Novelis Sheet Ingot GmbH, an indirect wholly owned subsidiary of Novelis Inc., organized under the laws of Ireland, issued €500 million in aggregate principal amount of the 2029 Senior Notes. The 2029

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Senior Notes are subject to semi-annual interest payments and mature on April 15, 2029. The proceeds were used to pay down a portion of the 2017 Term Loans, plus accrued and unpaid interest. In addition, we intend to allocate an amount equal to the net proceeds received from this issuance to finance and/or refinance new and/or existing eligible green projects, which are currently contemplated to consist of renewable energy or pollution prevention and control type projects. We incurred debt issuance costs of $13 million for the 2029 Senior Notes, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

2030 Senior Notes

In January 2020, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $1.6 billion in aggregate principal amount of the 2030 Senior Notes. The 2030 Senior Notes are subject to semi-annual interest payments and mature on January 30, 2030.

2031 Senior Notes

In August 2021, Novelis Corporation, a wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of the 2031 Senior Notes. The 2031 Senior Notes mature on August 15, 2031 and are subject to semi-annual interest payments that will accrue at a rate of 3.875% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt issuance costs of $11 million for the 2031 Senior Notes, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

China Bank Loans

In September 2019, we entered into a credit agreement with the Bank of China to provide up to CNY 500 million in unsecured loans to support certain capital expansion projects in China. As of March 31, 2022, we had $76 million (CNY 480 million) of borrowings on our China bank loans. The borrowings bear a fixed interest rate of 4.9%.

Brazil Loans

In December 2021, we borrowed $30 million and $20 million of bank loans in Brazil due June 16, 2023 and December 15, 2023, respectively. These bank loans are subject to 1.80% interest due in full at the respective maturity date.

Finance lease obligations and other debt

We lease certain land, buildings, and equipment under non-cancelable operating lease arrangements and certain office space under finance lease arrangements. As of March 31, 2022, we had aggregate finance lease obligations of $31 million, with $8 million due within 12 months. This includes both principal and interest components of future minimum finance lease payments. Excluded from these amounts are insurance, taxes, and maintenance associated with the property.

Capital Allocation Framework

In May 2021, Novelis announced a capital allocation framework which laid out the general guidelines for use of post-maintenance capital expenditure Adjusted Free Cash Flow for the next five years. The priority at that time was to reduce long-term debt by $2.6 billion from its recent peak in the first quarter of fiscal 2021 after the Aleris acquisition and to target a net leverage ratio of approximately 2.5x. Having achieved both targets by the end of

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fiscal 2022, the priority has now shifted to organic growth capital expenditures, estimated to be more than $4.5 billion over the next five years, while targeting the maintenance of a medium-term net leverage ratio below 2.5x and the payment of quarterly dividends of approximately $                , which would be distributed to our shareholders on a pro-rata basis. Payments to our shareholders are at the discretion of our board of directors. Any such payments depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments and agreements governing our indebtedness, and other relevant factors.

During the                quarter of the fiscal year ending March 31, 2023, we paid a return of capital to our sole shareholder in the amount of                million. During fiscal 2022, we paid a return of capital to our common shareholder in the amount of $100 million. Past payment of dividends or returns of capital as a private company should not be construed as a guarantee of future declaration or payment of dividends or returns of capital in the same amounts or at all.

Environment, Health and Safety

We strive to be a leader in environment, health and safety standards. Our environment, health and safety system is aligned with ISO 14001, an international environmental management standard, and OHSAS 18001 or ISO 45001, international occupational health and safety management standards. As of March 31, 2022 and 2021, 24 of our facilities were OHSAS 18001 or ISO 45001 certified. As of March 31, 2022 and 2021, 28 of our facilities were ISO 14001 certified. In addition as of March 31, 2022 and 2021, 30 of our facilities were certified to one of the following quality standards: ISO 9001, TS 16949, IATF 16949.

Our expenditures for environmental protection (including estimated and probable environmental remediation costs as well as general environmental protection costs at our facilities) and the betterment of working conditions in our facilities were $18 million during fiscal 2022, of which $16 million was expensed and $2 million was capitalized. We expect that these expenditures will be approximately $20 million in fiscal 2023, of which we estimate $13 million will be expensed and $7 million will be capitalized. Generally, expenses for environmental protection are recorded in cost of goods sold (exclusive of depreciation and amortization). However, significant remediation costs that are not associated with on-going operations are recorded in restructuring and impairment, net.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations, liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with U.S. GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors we believe to be relevant at the time we prepare our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 – Business and Summary of Significant Accounting Policies to our audited annual consolidated financial statements included in this prospectus. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management to make difficult, subjective or complex judgments, and to make estimates about the effect of matters that are inherently uncertain. Although management believes that the estimates and judgments discussed herein are reasonable, actual results could differ, which could result in gains or losses that could be material. We have reviewed these critical accounting policies and related disclosures with the Audit Committee of our board of directors.

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Derivative Financial Instruments

We hold derivatives for risk management purposes and not for trading. We use derivatives to mitigate uncertainty and volatility caused by underlying exposures to metal prices, foreign exchange rates, interest rates, and energy prices. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date and are reported gross.

The majority of our derivative contracts are valued using industry-standard models that use observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices for commodity and foreign exchange rates. See Note 17 – Financial Instruments and Commodity Contracts and Note 19 – Fair Value Measurements to our audited annual consolidated financial statements included in this prospectus for discussion on fair value of derivative instruments.

We may be exposed to losses in the future if the counterparties to our derivative contracts fail to perform. We are satisfied that the risk of such non-performance is remote due to our monitoring of credit exposures. Additionally, we enter into master netting agreements with contractual provisions that allow for netting of counterparty positions in case of default, and we do not face credit contingent provisions that would result in the posting of collateral.

For derivatives designated as fair value hedges, we assess hedge effectiveness by formally evaluating the high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. The changes in the fair values of the underlying hedged items are reported in other current and noncurrent assets and liabilities in the consolidated balance sheets. Changes in the fair values of these derivatives and underlying hedged items generally offset, and the entire change in the fair value of derivatives is recorded in the statement of operations line item consistent with the underlying hedged item.

For derivatives designated as cash flow hedges or net investment hedges, we assess hedge effectiveness by formally evaluating the high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is included in other comprehensive (loss) income and reclassified to earnings in the period in which earnings are impacted by the hedged items or in the period that the transaction becomes probable of not occurring. Gains or losses representing reclassifications of other comprehensive (loss) income to earnings are recognized in the same line item that is impacted by the underlying exposure. We exclude the time value component of foreign currency and aluminum price risk hedges when measuring and assessing effectiveness to align our accounting policy with risk management objectives when it is necessary. If at any time during the life of a cash flow hedge relationship we determine that the relationship is no longer effective, the derivative will no longer be designated as a cash flow hedge and future gains or losses on the derivative will be recognized in other (income) expenses, net.

For all derivatives designated as hedging relationships, gains or losses representing amounts excluded from effectiveness testing are recognized in other (income) expenses, net in our current period earnings. If no hedging relationship is designated, gains or losses are recognized in other (income) expenses, net in our current period earnings.

Consistent with the cash flows from the underlying risk exposure, we classify cash settlement amounts associated with designated derivatives as part of either operating or investing activities in the consolidated statements of cash flows. If no hedging relationship is designated, we classify cash settlement amounts as part of investing activities in the consolidated statement of cash flows.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of acquired companies. As a result of Hindalco’s indirect purchase of Novelis, we estimated fair value of the identifiable net

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assets using a number of factors, including the application of multiples and discounted cash flow estimates. The carrying value of goodwill for each of our reporting units, which is tested for impairment annually, follows.

in millions	As of March 31, 2022
North America	$660
Europe	235
Asia	45
South America	141

Goodwill	$1,081

Goodwill is not amortized; instead, it is tested for impairment annually or more frequently if indicators of impairment exist. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of March 31 of each fiscal year. We do not aggregate components of operating segments to arrive at our reporting units, and as such our reporting units are the same as our operating segments.

ASC 350, Intangibles - Goodwill provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the one-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the one-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the one-step quantitative impairment test.

For our fiscal 2022 test, we elected to perform the one-step quantitative impairment test, where we compared the fair value of each reporting unit to its carrying amount, and if the quantitative test indicates that the carrying value of a reporting unit exceeds the fair value, such excess is to be recorded as an impairment. For purposes of our quantitative analysis, our estimate of fair value for each reporting unit as of the testing date is based on a weighted average of the value indication from income and market approach. The approach to determining fair value for all reporting units is consistent given the similarity of our operations in each region.

Under the income approach, the fair value of each reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of significant management assumptions including sales volumes, conversion premium, capital spending, working capital changes and the discount rate. We estimate future cash flows for each of our reporting units based on our projections for the respective reporting unit. These projected cash flows are discounted to the present value using a weighted average cost of capital (discount rate). The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. For our annual impairment test, we used a discount rate of 8.93% for all reporting units. An increase or decrease of 0.25% in the discount rate would have impacted the estimated fair value of each reporting unit by approximately $126 million-$517 million, depending on the relative size of the reporting unit. Additionally, an increase or decrease of 0.25% in the terminal year growth rate assumption would have impacted the estimated fair value of each reporting unit by approximately $90 million-$400 million, depending on the relative size of the reporting unit. The projections are based on both past performance and the expectations of future performance and assumptions used in our current operating plan. We use specific revenue growth assumptions for each reporting unit based on history and economic conditions, and the terminal year revenue growth assumptions were approximately 2.25%.

Under the market approach, the fair value of each reporting unit is determined based upon comparisons to public companies engaged in similar businesses. The market approach is dependent on a number of significant assumptions including selection of multiples and control premium.

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As a result of our annual goodwill impairment test for fiscal 2022, no goodwill impairment was identified. The fair values of the reporting units exceeded their respective carrying amounts as of March 31, 2022 by 181% for North America, by 89% for Europe, by 177% for Asia, and by 473% for South America.

Pension and Other Postretirement Plans

We account for our pensions and other postretirement benefits in accordance with ASC 715, Compensation — Retirement Benefits. Liabilities and expense for pension plans and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions related to the employee workforce (compensation increases, health care cost trend rates, expected service period, retirement age, and mortality). These assumptions bear the risk of change as they require significant judgment and they have inherent uncertainties that management may not be able to control.

The actuarial models use an attribution approach that generally spreads the financial impact of changes to the plan and actuarial assumptions over the average remaining service lives of the employees in the plan or average life expectancy. The principle underlying the required attribution approach is that employees render service over their average remaining service lives on a relatively smooth basis and, therefore, the accounting for benefits earned under the pension or non-pension postretirement benefits plans should follow the same relatively smooth pattern. Changes in the liability due to changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality, as well as annual deviations between what was assumed and what was experienced by the plan are treated as actuarial gains or losses. The actuarial gains and losses are initially recorded to other comprehensive (loss) income and subsequently amortized over periods of 15 years or less.

The most significant assumption used to calculate pension and other postretirement obligations is the discount rate used to determine the present value of benefits. The discount rate is based on spot rate yield curves and individual bond matching models for pension and other postretirement plans in Canada, the U.S., the U.K., and other eurozone countries, and on published long-term high quality corporate bond indices in other countries with adjustments made to the index rates based on the duration of the plans’ obligations for each country, at the end of each fiscal year. This bond matching approach matches the bond yields with the year-to-year cash flow projections from the actuarial valuation to determine a discount rate that more accurately reflects the timing of the expected payments. The weighted average discount rate used to determine the pension benefit obligation was 3.1%, 2.5%, and 2.6% and other postretirement benefit obligation was 4.0%, 3.4% and 3.4% as of March 31, 2022, 2021, and 2020, respectively. The weighted average discount rate used to determine the net periodic benefit cost is the rate used to determine the benefit obligation at the end of the previous fiscal year.

As of March 31, 2022, an increase in the discount rate of 0.5%, assuming inflation remains unchanged, would result in a decrease of $142 million in the pension and other postretirement obligations and in a pre-tax decrease of $9 million in the net periodic benefit cost in the following year. A decrease in the discount rate of 0.5% as of March 31, 2022, assuming inflation remains unchanged, would result in an increase of $159 million in the pension and other postretirement obligations and in a pre-tax increase of $9 million in the net periodic benefit cost in the following year.

The long-term expected return on plan assets is based upon historical experience, expected future performance as well as current and projected investment portfolio diversification. The weighted average expected return on plan assets was 4.9% for 2022, 5.1% for 2021, and 5.5% for 2020. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. A variation in the expected return on assets of 0.5% as of March 31, 2022 would result in a pre-tax variation of approximately $7 million in the net periodic benefit cost in the following year.

Income Taxes

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences

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between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, deferred tax assets are also recorded with respect to net operating losses and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when realization of the benefit of deferred tax assets is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We considered all available evidence, both positive and negative, in determining the appropriate amount of the valuation allowance against our deferred tax assets as of March 31, 2022. In evaluating the need for a valuation allowance, we consider all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as any other available and relevant information. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period and potential income from prudent and feasible tax planning strategies. Negative evidence includes items such as cumulative losses, projections of future losses, and carryforward periods that are not long enough to allow for the utilization of the deferred tax asset based on existing projections of income. In certain jurisdictions, deferred tax assets related to loss carryforwards and other temporary differences exist without a valuation allowance where in our judgment the weight of the positive evidence more than offsets the negative evidence.

Upon changes in facts and circumstances, we may conclude that certain deferred tax assets for which no valuation allowance is currently recorded may not be realizable in future periods, resulting in a charge to income. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released, in the period this determination is made.

During fiscal 2022, after considering all available evidence, we released a portion of the Canadian valuation allowance, resulting in a benefit of $73 million. As of March 31, 2022, the Company concluded that valuation allowances totaling $763 million were still required against its deferred tax assets comprised of the following:

•

$472 million of the valuation allowance relates to loss carryforwards in Canada and certain foreign jurisdictions, $76 million relates to New York tax credit carryforwards, $47 million relates to tax credit carryforwards in Canada, and $66 million relates to loss carryforwards in U.S. states.

•	$102 million of the valuation allowance relates to other deferred tax assets originating from temporary differences in Canada and certain foreign jurisdictions.

In determining these amounts, the Company considered the reversal of existing temporary differences as a source of taxable income. The ultimate realization of the remaining deferred tax assets is contingent on the Company’s ability to generate future taxable income within the carryforward period and within the period in which the temporary differences become deductible. Due to the history of negative earnings in these jurisdictions and future projections of losses, the Company believes it is more likely than not the deferred tax assets will not be realized prior to expiration.

Through March 31, 2022, the Company recognized deferred tax assets related to loss carryforwards and other temporary items of approximately $900 million. The Company determined that existing taxable temporary differences will reverse within the same period and jurisdiction and are of the same character as the deductible temporary items generating sufficient taxable income to support realization of $762 million of these deferred tax assets. Realization of the remaining $138 million of deferred tax assets is dependent on our ability to earn pre-tax income aggregating approximately $559 million in those jurisdictions to realize those deferred tax assets. The realization of our deferred tax assets is not dependent on tax planning strategies.

By their nature, tax laws are often subject to interpretation. Further complicating matters is that in those cases where a tax position is open to interpretation, differences of opinion can result in differing conclusions as to the

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amount of tax benefits to be recognized under ASC 740, Income Taxes. We utilize a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when we conclude that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, we measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Consequently, the level of evidence and documentation necessary to support a position prior to being given recognition and measurement within the financial statements is a matter of judgment that depends on all available evidence.

Assessment of Loss Contingencies

We have legal and other contingencies, including environmental liabilities, which could result in significant losses upon the ultimate resolution of such contingencies. Environmental liabilities that are not legal asset retirement obligations are accrued on an undiscounted basis when it is probable that a liability exists for past events.

We have provided for losses in situations where we have concluded that it is probable that a loss has been or will be incurred and the amount of the loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingency.

Fair Value of Contingent Consideration

The purchase price consideration for the sale of Duffel to ALVANCE, which closed on September 30, 2020, included a €100 million receivable that was deemed to be contingent consideration subject to the results of a binding arbitration proceeding under German law that is currently underway. The arbitration will determine the responsibility of ALVANCE to Novelis based on whether either or both parties breached any of their respective obligations under the purchase and sale agreements, and if so, their relative culpability for such breaches, potentially reduced by certain claims of ALVANCE against Novelis. Arbitration results are inherently uncertain and unpredictable, and there can be no assurance of the result the arbitral tribunal will reach. The arbitrators may award Novelis no more than €100 million and may not award any damages to ALVANCE.

We elected to account for the contingent consideration at fair value and mark to fair value on a quarterly basis. At September 30, 2020, the estimated fair value of this contingent consideration subject to arbitration was €93 million ($109 million), measured based on the anticipated outcome, timeline of arbitration of greater than one year, and a discount rate of 5%.

As of March 31, 2021, the fair value was adjusted for the accretion of imputed interest to €95 million ($112 million). This imputed interest is included net income from continuing operations on our consolidated statements of operations.

As of June 30, 2021, Novelis marked all outstanding receivables related to the sale of Duffel to an estimated fair value of €45 million ($53 million), which resulted in a loss of €51 million ($61 million) recorded in loss from discontinued operations, net of tax. As of March 31, 2022, there has been no change to this fair value, and the receivable. There is no assurance as to when we expect the post-closing arbitration process to conclude or whether we will receive any of the contingent consideration. If further developments or the resolution of arbitration are not consistent with our assumptions and judgments used in the calculation of fair value, we may need to recognize a significant loss that could be material to our results of operations. See Note 3 – Discontinued Operations to our audited annual consolidated financial statements included in this prospectus for more information.

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Recently Issued Accounting Standards

We have reviewed recent accounting pronouncements and concluded they are either not applicable to our business or no material effect is expected on the consolidated financial statements as a result of future adoption.

See Note 1 – Business and Summary of Significant Accounting Policies to our audited annual consolidated financial statements included in this prospectus for a full description of recent accounting pronouncements.

Non-U.S. GAAP Financial Measures

We use the terms “EBITDA,” “Adjusted EBITDA” and “Adjusted Free Cash Flow” in various places throughout this prospectus, which are supplemental financial measures that are not prepared in accordance with U.S. GAAP. Our Segment Income across our four operating segments is equivalent to our Adjusted EBITDA. For additional information, refer to “—Segment Income” above, “—Results of Operations—Segment Review,” and “Non-U.S. GAAP Financial Measures.”

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in metal prices (primarily aluminum, copper, zinc, and LMPs), energy prices (electricity, natural gas, and diesel fuel), foreign currency exchange rates, and interest rates that could impact our results of operations and financial condition. We manage our exposure to these and other market risks through regular operating and financing activities and derivative financial instruments. We use derivative financial instruments as risk management tools only, and not for speculative purposes.

By their nature, all derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. All derivative contracts are executed with counterparties that, in our judgment, are creditworthy. Our maximum potential loss may exceed the amount recognized in the accompanying March 31, 2022 consolidated balance sheet.

The decision of whether and when to execute derivative instruments, along with the duration of the instrument, can vary from period to period depending on market conditions and the relative costs of the instruments. The duration is linked to the timing of the underlying exposure, with the connection between the two being regularly monitored.

The market risks we are exposed to as part of our ongoing business operations are materially consistent with our risk exposures in the prior year, as we have not entered into any new material hedging programs.

Commodity Price Risks

We have commodity price risk with respect to purchases of certain raw materials including aluminum, copper, zinc, electricity, natural gas, and transport fuel.

Metal

A significant amount of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers. Nearly all of our flat-rolled products have a price structure with three components: (i) a base aluminum price quoted off the LME; (ii) an LMP; and (iii) a “conversion premium” to produce the rolled product which reflects, among other factors, the competitive market conditions for that product. Base aluminum prices are typically driven by macroeconomic factors and global supply and demand for aluminum. The LMPs tend to vary based on the supply and demand for metal in a particular region and associated transportation costs.

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Increases or decreases in the average price of aluminum based on the LME directly impact net sales, cost of goods sold (exclusive of depreciation and amortization), and working capital. The timing of these impacts varies based on contractual arrangements with customers and metal suppliers in each region. These timing impacts are referred to as metal price lag. Metal price lag exists due to: (i) certain customer contracts containing fixed forward price commitments which result in exposure to changes in metal prices for the period of time between when our sales price fixes and the sale actually occurs, and (ii) the period of time between the pricing of our purchases of metal, holding and processing the metal, and the pricing of the sale of finished inventory to our customers.

We use derivative instruments to preserve our conversion margins and manage the timing differences associated with metal price lag related to base aluminum price. We use over-the-counter derivatives indexed to the LME (referred to as our “aluminum derivative contracts”) to reduce our exposure to fluctuating metal prices associated with the period of time between the pricing of our purchases of inventory and the pricing of the sale of that inventory to our customers. We also purchase forward LME aluminum contracts simultaneous with our sales contracts with customers that contain fixed metal prices. These LME aluminum forward contracts directly hedge the economic risk of future metal price fluctuations to better match the purchase price of metal with the sales price of metal.

Sensitivities

The following table presents the estimated potential negative effect on the fair values of these derivative instruments as of March 31, 2022, given a 10% change in prices. Direction of the change in price corresponds with the direction that would cause a negative impact on the fair value of these derivative instruments.

in millions	Change in Price	Change in Fair Value
Aluminum	10%	$(315)
Copper	(10)	—
Zinc	(10)	—
Local market premiums	10	—

Energy

We use several sources of energy in the manufacturing and delivery of our aluminum rolled products. For fiscal 2022, natural gas and electricity represented approximately 98% of our energy consumption by cost. We also use fuel oil and transport fuel. The majority of energy usage occurs at our casting centers and during the hot rolling of aluminum.

We purchase our natural gas and diesel fuel on the open market, subjecting us to market price fluctuations. We seek to stabilize our future exposure to natural gas and diesel fuel prices through the use of forward purchase contracts.

A portion of our electricity requirements are purchased pursuant to long-term contracts in the local regions in which we operate. A number of our facilities are located in regions with regulated prices, which affords relatively stable costs. In North America, we are currently analyzing the options to potentially fix a portion of the cost of our electricity requirements.

Fluctuating energy costs worldwide, due to the changes in supply and demand, and international and geopolitical events, expose us to earnings volatility as changes in such costs cannot be immediately recovered under existing contracts and sales agreements, and may only be mitigated in future periods under future pricing arrangements.

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Sensitivities

The following table presents the estimated potential negative effect on the fair values of these derivative instruments as of March 31, 2022, given a 10% decline in spot prices for energy contracts.

in millions	Change in Price	Change in Fair Value
Electricity	(10)%	$—
Natural Gas	(10)	(5)
Diesel Fuel	(10)	(2)

Foreign Currency Exchange Risks

Exchange rate movements have an impact on our operating results. In Europe, where we have predominantly local currency selling prices and operating costs, we benefit as the euro strengthens, but are adversely affected as the euro weakens. For our Swiss operations, where operating costs are incurred primarily in the Swiss franc and a large portion of revenues are denominated in the euro, we benefit as the franc weakens but are adversely affected as the franc strengthens. In South Korea, where we have local currency operating costs and U.S. dollar denominated selling prices for exports, we benefit as the won weakens but are adversely affected as the won strengthens. In Brazil, where we have predominately U.S. dollar selling prices and local currency manufacturing costs, we benefit as the real weakens, but are adversely affected as the real strengthens.

It is our policy to minimize exposures from non-functional currency denominated transactions within each of our operating segments. We use foreign exchange forward contracts, options and cross-currency swaps to manage exposure arising from recorded assets and liabilities, firm commitments, and forecasted cash flows denominated in currencies other than the functional currency of certain operations, which include forecasted net sales, forecasted purchase commitments, capital expenditures, and net investment in foreign subsidiaries. Our most significant non-U.S. dollar functional currency operations have the euro and the Korean won as their functional currencies, respectively. Our Brazilian operations are U.S. dollar functional.

We also face translation risks related to the changes in foreign currency exchange rates which are generally not hedged. Amounts invested in these foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Any resulting translation adjustments are recorded as a component of accumulated other comprehensive loss on our consolidated balance sheets. Net sales and expenses at these non-U.S. dollar functional currency entities are translated into varying amounts of U.S. dollars depending upon whether the U.S. dollar weakens or strengthens against other currencies. Therefore, changes in exchange rates may either positively or negatively affect our net sales and expenses as expressed in U.S. dollars.

Any negative impact of currency movements on the currency contracts we have entered into to hedge foreign currency commitments to purchase or sell goods and services would be offset by an approximately equal and opposite favorable exchange impact on the commitments being hedged. For a discussion of accounting policies and other information relating to currency contracts, see Note 1 – Business and Summary of Significant Accounting Policies and Note 17 – Financial Instruments and Commodity Contracts to the audited annual consolidated financial statements included in this prospectus.

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Sensitivities

The following table presents the estimated potential negative effect on the fair values of these derivative instruments as of March 31, 2022, given a 10% change in rates. Direction of the change in exchange rate corresponds with the direction that would cause the change in exchange rate to negatively impact the fair value of these derivative instruments.

in millions	Change in Exchange Rate	Change in Fair Value
Currency measured against the U.S. dollar
Brazilian real	(10)%	$(39)
Euro	(10)	(44)
Korean won	(10)	(79)
Canadian dollar	(10)	(3)
British pound	(10)	(25)
Swiss franc	(10)	(39)
Chinese yuan	10	(2)

Interest Rate Risks

We use interest rate swaps to manage our exposure to changes in benchmark interest rates which impact our variable-rate debt.

The interest rate paid on our Floating rate Term Loans, due January 2025 is LIBOR (1.01%) plus a spread of 1.75%. As of March 31, 2022, the stated interest rate was 2.76%. As of March 31, 2022, a 100 basis point increase or decrease in LIBOR interest rates would have had a $8 million impact on our annual pre-tax income.

The interest rate paid on our Floating rate Term Loans, due March 2028 is LIBOR (1.01%) plus a spread of 2.00%. As of March 31, 2022, the stated interest rate was 3.01%. As of March 31, 2022, a 100 basis point increase or decrease in LIBOR interest rates would have had a $5 million impact on our annual pre-tax income.

From time to time, we have used interest rate swaps to manage our debt cost. As of March 31, 2022, there were no USD LIBOR based interest rate swaps outstanding.

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BUSINESS

Our Business

Our Purpose and Vision. Novelis’ purpose of “Shaping a Sustainable World Together” is at the core of who we are. Our purpose guides our strategy and the way we work, the decisions we make and the partnerships we pursue. In line with our purpose, our vision is to be the “Leading Provider of Sustainable and Innovative Aluminum Solutions.” Our customers around the world rely on us for sustainable solutions and products, as we make positive contributions in the communities where we live and work.

Our Company. We consider ourselves as the leading producer of innovative, sustainable aluminum solutions and the world’s largest recycler of aluminum. Specifically, we believe we are the leading provider of low-carbon aluminum solutions, helping to drive a circular economy by partnering with our suppliers and our customers in beverage packaging, automotive, aerospace and specialties (a diverse market including building & construction, signage, foil & packaging, commercial transportation and commercial & consumer, among others) markets globally. Throughout North America, Europe, Asia, and South America, we have an integrated network of 33 world-class, technologically advanced facilities, including 15 recycling centers within these plants, 10 innovation centers, and 12,690 employees.

Aluminum is the sustainable material of choice for a wide range of growing end-markets that require strong, yet lightweight sustainable solutions. The infinite recyclability of aluminum is essential to our innovative circular business model, and we believe we hold a leading position as a recycler of aluminum. We consider our global scale to be a distinct competitive advantage. In addition, our leading positions in aluminum recycling and cutting-edge operational processes provide us with an advantaged cost position, increasing our free cash flow. For the fiscal year ended March 31, 2022, we had total flat-rolled product shipments of 3,858 kt, net sales of $17.1 billion, net income of $955 million, and Adjusted EBITDA of $2,045 million.

Our Value Proposition. We are a critical partner for the delivery of innovative high-quality aluminum solutions that help our customers achieve their long-term growth strategies and sustainability targets. We are strategically positioned to deliver our value proposition due to the following attributes of our business model:

Global Footprint and Scale. We believe we are the largest global aluminum rolled products producer with a broad portfolio of high-value aluminum products designed to meet our customers’ quality and sustainability requirements. We believe our scale, recycling capabilities, R&D, and global footprint underpin our highly resilient business model, which is characterized by attractive growth opportunities, the ability to add new capacity, and the capability to support our customers with innovative solutions.

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Sustainability. The infinite recyclability of aluminum positions us at the focal point of the circular economy. We believe we recycle more aluminum than any other company in the world at approximately 2.2 mt in each of the past two years. Over the past decade, we have invested heavily to innovate and expand our aluminum recycling operations to increase the recycled content of our solutions to a leading level in the industry. We are an essential partner to our blue-chip customers to enable the achievement of their sustainability goals, which are being driven in part by end-consumers. Key components of our innovative circular business model include:

•	High Recycled Content. We have steadily increased recycled content to approximately 60% on average across our diverse portfolio. This represents a ~2x increase since we established a baseline in 2009.

•

Recycling Capacity and Capabilities. We have invested approximately $700 million in our recycling capabilities since 2012. We have new recycling and casting centers planned in the US, China, and South Korea and other expansions under evaluation in every region.

•

End-of-Life Packaging Recycling. Today, we recycle more than 82 billion UBCs annually, and through investments such as the new recycling capacity being added in Alabama, we expect to increase this to approximately 95 billion in the next few years.

•

Closed Loop Automotive Recycling. We believe we are the world’s largest closed loop aluminum partner for the automotive industry, recycling production scrap of aluminum supplied to some of the world’s largest OEMs. We have two of the world’s largest closed loop recycling programs in the U.S. and Europe.

•	Sustainable Sourcing. We partner with suppliers that align with our sustainability values to drive sustainability throughout our value chain.

•

Low CO2 Operation. We are actively developing and implementing new technologies to reduce our CO2 footprint, such as a program in Switzerland focused on decarbonizing the aluminum manufacturing process. Beyond manufacturing, we are continuously exploring options to reduce carbon in logistics, such as closed loop rail systems.

Innovation. We partner with customers utilizing our industry leading technology to support market development for innovative and sustainable solutions across all end-markets. We focus our innovation efforts to push the limits on aluminum alloys, advancing customers’ product designs, and improving our own process engineering and production techniques. Key components that support the needs of our customers include:

•

Customer Solution Centers. Through our robust global network of automotive and beverage packaging CSCs, we collaborate with customers and others across the value chain to accelerate the adoption of aluminum in next-generation products.

•

Research & Development. Leveraging our global network of R&D centers, we develop new alloys and techniques to keep aluminum at the forefront of materials. We also have a dedicated team of recycling, casting, rolling, and finishing experts who pioneer advancements in aluminum manufacturing.

Customer Testimonials

•	Ball Corp. –

“Aluminum beverage packaging has always been a more sustainable alternative to plastic and glass that not only benefits our customers and end consumers, but also the planet. For us at Ball Corporation, our ‘Vision for a Perfect Circle’ guides our efforts to advance the circular economy for aluminum beverage packaging. Novelis is critical to our ability to achieve our sustainability ambitions

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and working with us to develop innovative solutions that further reduce our carbon footprint. In addition, Novelis has been a longstanding strategic supplier supporting our growth globally through investments to expand their can sheet capacity.”

– Dan Fisher, CEO, Ball

•	Ford Motor Co. –

“Novelis’ expertise in high-volume aluminum production and willingness to invest to benefit our customers drove our decision to collaborate with the company in Ford’s radical redesign of our F-150 pickup truck. We have benefitted from Novelis’ proven ability to bring innovative, sustainable, and long-lasting quality products to market,” said Hau Thai-Tang, Ford Motor Company’s Chief Industrial Platform Officer. “No other company uses as much aluminum as Ford does on a single product – and no other company in the world has ever produced an aluminum-intensive product of this size and at this kind of scale. That’s why it was so important for our teams to collaborate and build infrastructure with sustainability in mind from the start – ensuring Ford’s aluminum process scrap is recycled directly back into our F-150s. Together, we created a truly closed-loop-recycling system that embodies Ford’s purpose – to help build a better world.”

– Hau Thai-Tang, Chief Industrial Platform    Officer, Ford

•	NIO –

“Our business has grown tremendously since our founding in 2014, and Novelis has been an important part of our growth story, supporting us with critical innovation, product quality and high service levels, while also making investments that have enabled our growth. Novelis has been more than an aluminum supplier and has acted as a solutions provider on design to maximize the unique attributes of aluminum across our vehicles – Novelis has been a true partner to NIO in our drive to a more sustainable tomorrow.”

– William Li, Founder and CEO, NIO

Our Portfolio Optimization. Since becoming a subsidiary of Hindalco Industries in 2007, we have undergone a significant transformation. We have made numerous strategic investments that we believe position us well to achieve long-term growth and profitability:

•

Breadth of Offering. We made calculated portfolio changes through M&A and organic investments to diversify and optimize our capacity across end-markets by (i) becoming, to our belief, the world’s leader in automotive aluminum solutions, (ii) expanding high recycled content in our specialties business and pruning the portfolio of lower margin products, and (iii) adding aerospace in a key geographic region.

•

Operational Flexibility. We have been at the forefront of aluminum manufacturing advancements and adoption of new processes, which has enabled maximum flexibility. Our footprint and market segment positioning are continuously evaluated based on regional supply and demand dynamics with a corporate focus on expanding margins.

•

M&A. We acquired global aluminum producer Aleris in 2020, diversifying and strengthening our portfolio with entry into high-value aerospace and expansion of our high-recycled-content building and construction business. Through investments in legacy Aleris’ rolling mill in China, we will enable automotive rolling and recycling in China for the Company.

Our Track Record. We have experienced substantial growth over the last decade, driven by our own initiatives contributing to robust end-market growth and strong operational performance. As a result, we increased our net income from a loss of $38 million in 2016 to net income of $955 million in 2022, and increased Adjusted

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EBITDA per tonne by 72% over the same time period. Key components of our historical growth and margin expansion include:

•

Transformational Organic Investment. We invested approximately $2.7 billion from fiscal year 2012 through fiscal year 2022 in organic growth capex, expanding our rolling and recycling capacity, as well as automotive finishing capacity, to align with market demand. Looking forward, we have identified more than $4.5 billion in additional investment opportunities through 2027 as we seek to increase capacity and profitability. The largest of these investments is a greenfield recycling and rolling facility in Alabama to primarily serve the North American beverage packaging market and automotive markets.

•

M&A. The acquisition of Aleris in 2020 has been highly accretive both in terms of market positioning and synergies. We have identified more than $220 million in synergies, exceeding our original estimates; through March 31, 2022, we have achieved $112 million of run rate cost synergies.

•

End-Market Growth. We believe our strategic initiatives have shaped the global aluminum flat-rolled products industry and enabled robust growth as FRP consumption grew approximately 80% over the past 15 years to approximately 30 million tonnes in 2021, per CRU. Aluminum FRP consumption has grown at approximately a 4% compound annual growth rate from 2016-2021, while the beverage packaging market grew at approximately a 5% compound annual average growth rate during the same period.

•	Advantaged Recycling Cost Position. We believe our efficiencies in recycling operations, industry-leading technology and buying power will position us well to the extent scrap prices fluctuate.

•

Production Efficiencies. We have implemented digital technologies and advanced analytics to improve recovery, throughput, and quality, driving operational efficiencies and improving profitability. We are implementing a “Plant of the Future” model that will further utilize digital technologies, AI, and robotics in new and existing plants.

Our Competitive Strengths

A Leading, High-Value, Global Aluminum Solutions Provider and Aluminum Recycler

Novelis is a leading global provider of aluminum solutions for the beverage packaging and automotive markets and holds leading positions in global aerospace and specialties (e.g., building and construction, commercial transportation, foil & packaging, and commercial & consumer). Our integrated network of 33 strategically located production facilities across North America, South America, Europe, and Asia, 15 of which are enabled with recycling capabilities, support approximately 4.2 mt of rolling capacity and approximately 2.6 mt of recycling capacity, both of which are approximately double the capacity of the next largest producer. We believe our global footprint positions us as the largest flat-rolled products producer and pre- and post-consumer aluminum recycler, driving our industry-leading recycled content levels.

We believe our scale gives us the widest reach and penetration across our end-markets, allowing us to invest in developing unique solutions in collaboration with customers and others in the value chain. We do this through our leading R&D platform, sourcing economies of scale, a reliable and proven supply chain to secure recycled aluminum, attracting excellent talent and expertise, and being an attractive partner to our customers.

We protect our leadership position by striving to deliver best-in-class customer service with high-quality, sustainable, and innovative solutions. Additionally, our strong balance sheet supports strategic investments to accommodate rapidly increasing demand across our product portfolio.

Essential, Long-Standing Partner to Premium Global Corporations

Through strategic partnerships with our global blue-chip customer base, we have innovated and developed industry-leading solutions that are critical to our customers’ needs. Importantly, we also help our customers achieve their announced sustainability goals, which are extremely important to their end-consumers. Our

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expansive network and comprehensive recycling solutions make us the partner of choice for companies pursuing ambitious sustainability goals and developing products for the circular economy. Our sophisticated R&D and innovation featured in our customer partnerships require meaningful time and investment, resulting in high switching costs. These collaborative efforts have led to industry-defining breakthroughs in beverage packaging, automotive, and recycling.

We co-design and innovate with our customers through R&D centers on all our operating continents, which are differentiated through superior design capabilities, pilot lines, CSCs for can and automotive, and a dedicated group focused on recycling and casting advancements for our operations.

Premier Recycling Footprint Driving Lower CO2 Emissions and Reduced Waste to Landfills

We are at the forefront of the sustainability shift, increasing the average recycled content in our products to approximately 60% across our entire portfolio. We continue to actively invest in and expand our recycling footprint to enhance our leadership position in the circular economy. Our largest end-markets have industry-leading recycled content rates: approximately 77% in beverage packaging, 31% in automotive, and over 90% in North American building & construction. By investing approximately $700 million in recycling capacity over the past 10 years, we increased our recycling capacity and capabilities and doubled the average amount of recycled aluminum in our products. Utilizing recycled material ensures we have highly sustainable metal inputs for our products and reduces our CO2 footprint – and the CO2 footprint of our customers and end-consumers. This is because using recycled aluminum reduces the CO2 footprint by 95% compared to primary aluminum, due to the avoidance of carbon intensive mining.

We also partner with customers, suppliers, governments, nonprofits, and communities to reduce the amount of aluminum scrap going into landfills by improving end-of-life recycling rates, especially as it relates to UBCs. We recycled more than 82 billion UBCs in fiscal 2022 and see significant opportunity to increase UBC collection, as well as end-of-life automotive aluminum sheet recycling. We have extensive closed-loop-recycling systems with several automakers. We will continue to invest in solutions to meet the growing demand for low CO2 products from our customers, their consumers and the world.

Diversified Portfolio Growth Driven by Under-Supplied Market and Sustainability Trends

We believe our product portfolio is the broadest in the industry and penetrates a wide range of end-markets particularly in the premium, high-value-added space. Our broad end-market participation creates a diversified portfolio of sustainable aluminum solutions, which we believe makes our product offering resilient against periods of macroeconomic volatility. Beverage can sheet provides a highly stable revenue stream given the relatively inelastic demand for canned beverages due to customer preferences for sustainable packaging. To complement our can business, we have strong positions in premium end-markets, such as automotive (both ICE and EVs) and aerospace, which both have near- and long-term secular growth trends. Additionally, our specialties end-markets are diverse and cover a wide range of industries from building & construction, signage, foil & packaging, commercial transportation and commercial & consumer, among others.

Since inception, we have invested to match the growth of our end-markets and needs of our customers. All our end-markets are forecasted to continue to grow, propelled mainly by the secular shift in consumer demand for sustainable materials like infinitely recyclable, lightweight aluminum. The global FRP aluminum market has grown over 80% in the past 15 years and is forecasted to grow at a robust 4% compounded annual growth rate between 2021 and 2026, according to CRU.

Our largest end-market, beverage packaging, is structurally under-supplied in key geographies, including North America and Europe. North America has been a net importer of can sheet since at least 2015 and is forecasted to remain undersupplied through 2030 due to significant announced capacity expansions by our customers (Ball, Crown, and Ardagh Metal Packaging have announced more than 10 new beverage can manufacturing expansion

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investments in North America alone since 2020). This is expected to further accelerate the projected North American can sheet supply shortfall from approximately 500 kt in 2022 to more than 650 kt by 2030, per CRU. Considering geo-political instability, supply chain disruptions, long lead times, quality concerns, and the higher carbon footprint of imports, can makers prefer domestic supply.

Proven Track Record of Portfolio Reinvention, Recycling Investments, and Operational Excellence

We continue to drive operational efficiencies in our inorganic and organic capacity expansions, enabled by broad operational excellence, digital and advanced analytics initiatives. We believe these efficiencies, along with shifting our portfolio to premium applications and making investments in recycling, contribute to industry-leading shipments, financial performance, and margins as our net income expanded to $955 million, or $248 per tonne, and our Adjusted EBITDA per tonne expanded to $530 in the fiscal year ended March 31, 2022, from a net loss of $38 million and Adjusted EBITDA per tonne of $308 in the fiscal year ended March 31, 2016, enabled by broad operational excellence and our digital/advanced analytics teams.

Our acquisition of Aleris in 2020 further underscores our ability to identify and successfully integrate inorganic capacity, enhancing our sustainability efforts and expanding our product portfolio with additional high-value solutions. We have identified more than $220 million of synergies from the Aleris acquisition, exceeding our initially announced $150 million synergies target.

Net Income per Tonne(1)

(1)

Net income for certain years presented in the chart above includes charges and expenses that management believes are not part of normal day-to-day operations of our business. For a reconciliation of net income to Adjusted EBITDA and a further discussion of these charges and expenses, see “—Summary Historical Condensed Consolidated Financial Information.”

(2)	Not meaningful because we had a net loss of $38 million for the fiscal year ended March 31, 2016.

Adjusted EBITDA per Tonne

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Attractive Financial Profile with Sustainable Margins and Cash Flow Generation

We have a proven history of attractive and highly profitable growth due to disciplined capital deployment, strategic vision, and a steady, experienced leadership team. Between fiscal year ended March 31, 2012, to fiscal year ended March 31, 2022, we invested approximately $2.7 billion in strategic growth capex and an additional $2.8 billion on the Aleris acquisition, which was completed in 2020, in order to expand rolling and recycling capacity, and significantly expand automotive finishing sheet production.

Overall, we believe our first mover advantage in responsible capacity expansion, operational expertise, R&D investment, and the successful acquisition and integration of Aleris have allowed us to diversify and optimize our portfolio and has led to:

•	Net income growth, demonstrated by net income of $955 million in the fiscal year ended March 31, 2022, or $248 per tonne, compared to a net loss of $38 million in the fiscal year ended March 31, 2016.

•	Flat-rolled products shipments growth from 3,123 kt in the fiscal year ended March 31, 2016 to 3,858 kt in the fiscal year ended March 31, 2022.

•	Adjusted EBITDA growth from $963 million in the fiscal year ended March 31, 2016, to $2,045 million in the fiscal year ended March 31, 2022, representing a compound annual growth rate of 13%.

•	Consistent Adjusted EBITDA per tonne expansion from $308 per tonne in the fiscal year ended March 31, 2016 to $530 per tonne in the fiscal year ended March 31, 2022.

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Robust Net cash provided by operating activities and Adjusted Free Cash Flow generation of $5.7 billion and $3.0 billion, respectively, on a cumulative basis since fiscal 2016, including $1.1 billion and $660 million in the fiscal year ended March 31, 2022, respectively. Our robust free cash flow generation enables us to allocate capital to the highest return uses, which could include internally funding capital projects and R&D, retaining a strong and flexible balance sheet, and distributing capital to shareholders.

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While funding growth through organic and inorganic initiatives, we reduced financial leverage (which represents the ratio of our total debt less cash and cash equivalents to our Adjusted EBITDA for the trailing twelve month period) from 5.7x as of March 31, 2016, to 2.2x as of March 31, 2022.

Experienced, Stable Management Team with Proven Track Record, Backed by Best-In-Class Global Corporation

Our strong, stable management team has significant experience across the aluminum industry and all relevant end-markets. Our executive officers have served in meaningful leadership positions in diverse industries, as well as in the aluminum industry, with many of them serving for 15 years or more at Novelis. The average tenure at Novelis across our executive officer team is 13 years. The leadership at both Novelis and Hindalco has a proven track record of executing through a significant period of transformation. Combined with the strategic, financial, and leadership support of the Aditya Birla Group, we have increased profitability, capacity, and recycled content, propelling Novelis to be the global market leader in aluminum solutions. Our historical track record and experience in successfully executing growth projects provides us with the expertise to identify, build, and execute on our future growth initiatives.

Our Strategy

Drive Growth by Capitalizing on Customer Partnerships to Advance the Adoption of Aluminum.

As an infinitely recyclable material, the demand for aluminum is growing rapidly in response to consumer preference for more sustainable products.

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Support secular shift toward aluminum as the sustainable material of choice. All our end-markets benefit from megatrends that offer tailwinds for growth. Consumer preference for sustainable products is driving a secular shift toward infinitely recyclable and lightweight aluminum, particularly in the beverage can and automotive industries. We expect the material substitution trends from plastic and glass to recycled aluminum to persist across our key geographies.

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Grow beverage packaging and automotive capacity alongside customer demand. Building on decades-long customer partnerships and innovation capabilities, we are strategically positioned to foster and invest in advance of customer needs. With a strong balance sheet, we believe Novelis is well-positioned to be the first mover in our industry, investing to meet demand when the time is right. We employ advanced modeling to optimize timing, sequencing, and sizing of expansion projects so that we align our rolling and recycling capacity additions with validated commercial demand outlooks driven by market supply-demand balance scenarios. We have identified significant capacity expansion opportunities that support our customer growth plans, of which the largest is an announced ~600 kt, $2.5 billion expansion in Alabama to create a state-of-the-art, fully integrated rolling and recycling mill that will primarily serve the growing beverage can and automotive markets. Projects like this will enable us to scale our capacity in our effort to match increased customer demand.

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Capture above market growth with EV tailwinds. For automotive, the adoption of EVs correlates with higher aluminum content because, according to Ducker Frontier, EVs average more aluminum content per vehicle compared to ICE vehicles. We believe we are in the leading position to meet this demand due to our extensive geographic footprint and innovation capabilities, including engagement with OEMs on future battery design.

We believe our track record of well-timed first mover investments and culture of operational excellence enable best-in-class rolling and recycling efficiencies to promote the adoption of aluminum across all of our end-markets.

Build on Existing Sustainability Leadership to Grow Recycling in Beverage Packaging and Automotive.

We have set an ambition to be the world’s leading provider of low-carbon, sustainable aluminum solutions that advance our business, industry, and society toward the benefits of a circular economy.

To enable the below activities, we actively invest in facilities and technologies to increase our use of recycled material, which has a significantly lower carbon footprint than primary aluminum. According to the Aluminum Association, recycled aluminum’s carbon footprint is 95% less intensive than primary aluminum. While we are already an industry leader in aluminum recycling, with a recycled content rate averaging approximately 60%, we are actively developing new alloys that accept higher amounts of recycled material.

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Expand our recycling footprint for carbon reduction. We have announced projects to further grow our recycling capacity and capability by approximately 900 kt. This includes two new recycling centers in the U.S., and one each in China and South Korea. We began construction of the new recycling centers in Guthrie, Kentucky, and Ulsan, South Korea in early 2022. Combined, these two projects are expected to reduce our carbon emissions by nearly 1.5 million tonnes annually. Because increasing our use of recycled material is our biggest lever for reducing our carbon footprint, we will continue to pursue further investments to add recycling capacity. We believe we hold a competitive advantage in recycling through a robust and diverse supplier network, leading recycling efficiencies, and best in-class technology. Beyond recycling, we constantly seek ways to reduce carbon across our supply chain, such as utilizing rail transportation.

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Implement closed-loop-recycling partnerships with customers in beverage can and automotive. Closed-loop-recycling partnerships are contractual relationships with customers where the customer returns their production scrap to Novelis. This enables us to keep aluminum in the loop and maximize the metal’s contribution in the circular economy by preserving the integrity of the alloy and ensuring it is

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not downgraded into a less valuable form. Currently, we have programs in place with all our leading beverage can customers, as well as our largest automotive customers, and are working to implement closed-loop-recycling with others.

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Capture aluminum from vehicles at the end-of-life. We are actively working to develop advanced sorting and separation technologies to capture more aluminum from vehicles at the end of their useful life. We have recently completed an investment in a technology company that uses advanced AI and optical technology to sort aluminum alloys, enabling more pre-consumer closed-loop and end-of-life aluminum recycling. End-of-life automotive is an untapped market, as today the different forms of aluminum in a vehicle are not separated and our products end up being downgraded into lower value uses, such as castings for engine blocks.

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Increase consumer recycling rates across key geographies. To increase recycling rates, we are collaborating with customers, industry associations, nonprofits, governments, and communities to improve recycling rates. We see significant opportunity in UBCs in particular, given the low recycling rates across select geographies, such as the U.S.’s 45% recycling rate.

Lead Through Innovative Collaborations with Customers & Operational Excellence.

Our R&D assets and activities not only distinguish us, but also keep us at the forefront of innovation, making Novelis the partner of choice for our customers.

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Continued innovation across product markets. We invest in R&D to continue to develop aluminum alloy solutions to continue to increase our use of recycled content, raise the adoption rates of aluminum, and solve customer challenges. We take a diverse approach to innovation through partnering with customers, suppliers, universities, NGOs, start-ups, and industry associations to complement our in-house innovation capabilities. This is evident through an innovation-focused, non-profit consortium called Alumobility that Novelis co-founded.

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Partner with customers to accelerate innovation. Through our robust global network of automotive CSCs located in Detroit, Michigan, Stuttgart, Germany and Shanghai, China, we have collaborated with customers and other players in the automotive value chain to accelerate the adoption of sustainable, lightweight, high-strength, aluminum for the next generation of vehicle design. We are also establishing a CSC for beverage can in Brazil, which will complement our can pilot line at our beverage can CSC in Kennesaw, Georgia.

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Push the boundaries on operational excellence. Innovation also plays a key role in how we operate our facilities and maintain a lower cost structure. Our internal team of data analytics and machine learning experts execute projects in conjunction with our plants to improve productivity, throughput, efficiency, and product quality. Through our digital program, we have recognized approximately $75 million in cost savings since fiscal year 2020. We also apply our expertise in this area to our customers’ operations, as we aim to make it easier and more cost-effective for them to use our aluminum. Finally, through our “Plant of the Future” model, we will further utilize digital technologies, AI, and robotics in new and existing plants.

Our Industry

The aluminum market represents the global supply of, and demand for, aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by both independent aluminum rolled products producers and integrated aluminum companies. Specifically, aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacturing of finished goods, ranging from beverage packaging, that includes cans and bottles, to automotive structures and body panels.

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There are two major types of manufacturing processes for aluminum products, differing mainly in the process used to achieve the initial stage of processing: hot mills, which require sheet ingot, a rectangular slab of aluminum, as starter material; and continuous casting mills, which can convert molten metal directly into semi-finished sheet.

Sources of Metal

There are two sources of raw material: (i) primary aluminum, produced from alumina (extracted from bauxite), processed in a smelter; and (ii) recycled aluminum, produced by remelting post-industrial and post-consumer scraps.

Primary aluminum can generally be purchased at prices set on the LME, plus an LMP that varies by geographic region of delivery, alloying material, form (ingot or molten metal) and purity. Recycled aluminum is generally produced internally from procured scrap or purchased at a discount compared to the price of primary aluminum depending on type and quality of the scrap, geographic region, and other market factors.

We believe Novelis has been a global leader in sustainable aluminum product manufacturing, recycling 2.2 mt aluminum in fiscal year 2022. We have invested approximately $700 million in our recycling capabilities since 2012, increasing the recycled content of our products to be one of the highest levels in the industry. We have announced additional recycling investments in the U.S., China, and South Korea to increase that leadership position. By utilizing recycled aluminum for much of our manufacturing, we limit the carbon intensity of our operations, because using recycled aluminum is 95% less carbon intensive than primary aluminum. Incorporating as much recycled aluminum as possible into products is one of the most impactful way to reduce carbon emissions across the global aluminum value chain.

Industry End-Markets

Due to aluminum’s lightweight characteristics, recyclability, and formability properties, aluminum product companies serve a diverse set of end-markets including beverage can, automotive, aerospace, and a variety of other end-markets.

Beverage Packaging. Aluminum is one of the most sustainable packaging materials for beverage brands. In addition to its recyclability, aluminum beverage bottles and cans offer advantages in fabricating efficiency and product shelf life. Beverage can manufacturers produce and fill beverage cans at very high speeds, and non-porous aluminum cans provide longer shelf life than glass or plastic containers. Aluminum cans are light, stackable and use space efficiently, making them convenient and cost-efficient to ship.

According to CRU, global demand for can stock is forecasted to increase at a compound annual growth rate of approximately 4% from 2021 to 2028 mainly driven by:

•	Sustainability trends. Consumers are increasingly demanding more sustainable packaging options, driving increased adoption of infinitely recyclable aluminum.

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Growth in beverage markets. New beverage types, such as energy drinks, hard seltzers, and mixed cocktails are increasingly released in aluminum packaging, supporting growth with further potential growth in aluminum-packaged water.

•	Substitution against glass and plastic. Package mix shift from other materials like glass, steel and plastic into aluminum is continuing.

We are the global leader in beverage can sheet with 40% global market share (excluding China) in the 2021 calendar year according to CRU, while also being the leading buyer and recycler of UBCs globally – recycling more than 82 billion cans annually (and we expect to increase to approximately 95 billion cans in the next few

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years following completion of the Alabama facility). Aluminum beverage cans and bottles are the model of sustainable packaging as the average “can-to-can” lifecycle enables a can that is recycled today to be back on store shelves in just 60 days. With aluminum being one of the most sustainable packaging materials for beverages, demand for recyclable aluminum remains strong. Novelis works with its customers to develop improved and more sustainably efficient aluminum solutions at dedicated beverage can innovation facilities, including our global research and technology center in Kennesaw, Georgia, as well as our R&D center in Göttingen, Germany. Enabled by our global manufacturing and recycling footprint, Novelis serves some of the most recognizable brands including Coca-Cola and AB InBev, as well as leading beverage can manufacturers Ball Corporation, Crown and Ardagh Metal Packaging.

Automotive. Aluminum utilization is positioned for continued growth through increased adoption of EVs, which require higher amounts of aluminum. This is compounded by government regulations requiring improved emissions for ICE vehicles, while also maintaining and improving vehicle performance and safety through lightweighting. Aluminum products are used in vehicle structures (also known as “body-in-white”) as well as automotive body panel application, including hoods, doors, deck lids, fenders, and lift gates. Aluminum sheet is also used in battery enclosures for the growing EV market.

According to Ducker Frontier, automotive aluminum sheet demand in North America is set to grow at a compound annual growth rate of 6% from 2022 to 2030, and we estimate that demand in Europe will grow at a comparable rate. Based on our projections, we believe that the fast-growing Asia automotive aluminum sheet market will increase at a steeper rate from a lower baseline in 2022. Further, the switch to EVs will drive higher aluminum content in vehicles and new systems like battery enclosures. Ducker Frontier estimates that, by 2026, EVs are projected to average ~75 lbs more aluminum ABS content per vehicle compared to ICE vehicles.

We believe Novelis is the world’s largest supplier of aluminum sheet to the automotive industry with a global market share of 50%. Novelis leverages aluminum’s unique properties to deliver safe, sustainable, and cost-effective solutions for OEMs to lightweight, improving fuel efficiency and vehicle performance. Our automotive products are featured across models on the road today, including our high-performing Advanz™ and Fusion alloys. Novelis provides high-strength aluminum sheet in EVs, enabling increased battery range while giving automakers the ability to add in-vehicle content that enhances the user experience. Continuously innovating, Novelis has dedicated automotive R&D centers in Sierre, Switzerland and Shanghai, China as well as CSCs in Detroit, Michigan, Stuttgart, Germany, and Shanghai, China. We enjoy long-standing partnerships with automotive customers globally, including Ford, Jaguar Land Rover, Volvo, Nissan, Tesla, BMW, Daimler, GM, NIO and Toyota.

Aerospace. The aerospace industry is building new aircraft to accommodate a growing number of air passengers and to replace older, less efficient planes with newer, more fuel-efficient models. Aluminum offers a high strength-to-weight ratio, energy efficiency, and high tolerance to extreme temperatures, making it an ideal material for the manufacturing of aircraft. According to Oliver Wyman’s Global Fleet & MRO Forecast 2022-2032, air travel is set to recover to pre-COVID-19 levels by 2023, as loosening COVID-19 restrictions have facilitated a faster than anticipated recovery for the industry.

Novelis specializes in the production of rolled aluminum plate and sheet materials for fuselage and wing structure components. Novelis can produce very wide and ultra-thick plates, either heat-treated or non-heat treated. We have also introduced new low-density alloys that translate into fuel efficiency and lower operating costs for the airline industry. The Aleris acquisition has given us outstanding innovation centers geared specifically towards aerospace solutions in both Koblenz, Germany and Zhenjiang, China. We continue to strengthen our relationships with global customers like Airbus, Boeing, Bombardier, and Embraer.

Specialties. Aluminum’s applications are present in many components of our everyday lives. Aluminum is relied on to create everyday sustainable solutions across markets, including building and construction, commercial transportation, foil & packaging, and commercial & consumer. These industries continue to increase aluminum

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material adoption due to its many desirable characteristics. This diverse market is poised for growth due to housing market tailwinds, growing medium duty van production driven by e-commerce growth, and consumer demands in coffee capsule and container packaging. In this category, we provide a variety of products across various market segments:

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Building & Construction. Anodized aluminum and pre-painted aluminum designed to meet the exacting requirements of the construction industry, while enabling architects to bring their most innovative and ambitious designs to life in an eco-friendly and cost-effective way.

•	Signage. Commercial signs, license plates and traffic and road signs.

•	Foil & Packaging. Aluminum containers and lids, trays and complementary accessories, aluminum converter foil, aluminum bottles, caps & closures, and aluminum cartridges.

•	Commercial Transportation. Mass transportation, such as rail and commercial truck and trailer.

•	Commercial & Consumer. Durable and attractive finishes on goods ranging from smartphones to appliances.

Market Structure and Competition

The aluminum solutions and rolled products market is highly competitive and is characterized by economies of scale, and significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. Our primary aluminum competitors are as follows:

Arconic Inc.	JW Aluminum
ALVANCE	Kaiser Aluminum
AMAG Austria Metall AG	Kobe
Chinalco Group	Ma’aden - Saudi Arabian Mining Company
Commonwealth Rolled Products	Shandong Nanshan Aluminum Co., Ltd.
Constellium SE	Speira GmbH
Elval Hellenic Aluminium Industry S.A	Southwest Aluminum (Group) Co., Ltd.
Gränges AB	UACJ Corporation / Tri Arrows
Hulamin

The factors influencing competition vary by region and end-market, but generally we compete on the basis of our value proposition, which includes price, product quality, the ability to meet customers’ specifications, range of products offered, lead times, technical support, and customer service. In some end-use markets, competition is also affected by fabricators’ requirements that suppliers complete a qualification process to supply their plants. This process can be rigorous and may take many months to complete. As a result, obtaining business from these customers can be a lengthy and expensive process. However, the ability to obtain and maintain these qualifications can represent a competitive advantage.

In addition to competition from others within the aluminum solutions and rolled products industry, we also face competition from non-aluminum material producers. In the packaging end-market (primarily beverage and food cans), aluminum rolled products compete mainly with glass, polyethylene terephthalate plastic, and in some regions, steel. In the transportation end-market, aluminum rolled products compete mainly with steel and composites. Aluminum competes with wood, plastic, cement, steel, and other materials in building products applications. Aluminum competes with steel, copper, plastic, glass, and other materials in industrial applications. Additionally, aluminum solutions and rolled products compete mainly with plastic, steel, and magnesium in the consumer durables end-market. Factors affecting competition with substitute materials include price, ease to manufacture, consumer preference and performance characteristics.

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Key Factors Affecting Supply and Demand

The following factors have historically affected the supply of aluminum rolled products:

Production Capacity and Alternative Technology. The addition of rolling capacity requires large capital investments and significant plant construction or expansion, and typically requires long lead-time equipment orders. Advances in technological capabilities allow aluminum rolled products producers to better align product portfolios and supply with industry demand. There are lower cost ways to enter the industry such as continuous casting, which offers the ability to increase capacity in smaller increments than is possible with hot mill additions. However, the continuous casting process results in a more limited range of products.

Trade. Some trade flows occur between regions despite shipping costs, import duties, tariffs, and the lack of localized customer support. Higher value-added products are more likely to be traded internationally, especially if demand in certain markets exceeds local supply. With respect to less technically demanding applications, emerging markets with low cost inputs may export commodity aluminum rolled products to larger, more mature markets as we have seen with China.

The following factors have historically affected the demand for aluminum rolled products:

Economic Growth. We believe that economic growth is a significant driver of aluminum rolled products demand. In mature markets, growth in demand has typically correlated closely with industrial production growth. In many emerging markets, growth in demand typically exceeds industrial production growth largely because of expanding infrastructures, capital investments and rising incomes that often accompany economic growth in these markets.

Substitution Trends. Manufacturers’ willingness to substitute other materials for aluminum in their products and competition from substitution materials suppliers also affect demand. There has been a strong substitution trend toward aluminum in the use of vehicles as automobile manufacturers look for ways to meet fuel efficiency regulations; improve performance; reduce carbon emissions in a cost-efficient manner; and lower vehicle weight, particularly in EVs. As a result of aluminum’s durability, strength and light weight, automobile manufacturers are substituting heavier alternatives, such as steel and iron, with aluminum. Carbon fiber and plastics are other lightweight material options, but their relatively high cost and limited end-of-life recyclability reduce their competitiveness as widespread material substitutes today. Consequently, demand for flat-rolled aluminum products has increased. We also see strong substitution trends toward aluminum in the beverage can market. With aluminum being the most sustainable packaging material for beverages, demand for infinitely recyclable aluminum remains strong. Package mix shift from other materials like glass, steel and polyethylene terephthalate into aluminum, and new beverage introductions – such as energy drinks, canned cocktails, spiked seltzer, and sparkling waters – all support demand levels.

Seasonality. During our third fiscal quarter, we typically experience seasonal slowdowns resulting in lower shipment volumes, although this has been less significant as our product portfolio shifts and diversifies. This is a result of declines in overall production output due primarily to holidays and cooler weather in North America and Europe, our two largest operating regions. We also experience downtime at our mills and customers’ mills due to scheduled plant maintenance and are impacted to a lesser extent by the seasonal downturn in construction activity.

Sustainability. Growing awareness of environmentalism and demand for recyclable products has impacted the demand for aluminum rolled products, particularly impacted consumer preference for more sustainable beverage packaging options. Unlike other commonly recycled materials such as paper or polyethylene terephthalate plastic, aluminum can be infinitely recycled without affecting the quality of the product. Additionally, the recycling process uses approximately 95% less energy than is required to produce primary aluminum from mining and smelting, with an approximate equivalent reduction in greenhouse gas emissions.

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Raw Materials and Suppliers

The input materials we use in manufacturing include primary aluminum, recycled aluminum, sheet ingot, alloying elements, and grain refiners. These raw materials are generally available from several sources and are not generally subject to supply constraints in normal market conditions. We also consume considerable amounts of energy in the operation of our facilities. For a discussion of current inflation and supply chain impacts on our materials, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Aluminum

We obtain aluminum from a number of sources, including the following:

Primary Aluminum Sourcing. We purchased or tolled approximately 1,625 kt of primary aluminum in fiscal 2022 in the form of sheet ingot, standard ingot, and molten metal.

Aluminum Products Recycling. We operate facilities in several plants to recycle post-consumer aluminum, such as UBCs collected through recycling programs. In addition, we have agreements with several of our large customers to have a closed-looped system whereby we take production scrap material from their fabricating activity and re-melt, cast, and roll it to re-supply these customers with aluminum sheet. Other sources of recycled material include lithographic plates and products with longer lifespans, like vehicles and buildings, which are starting to become high-volume sources of recycled material. We purchased or tolled approximately 2,214 kt of recycled content in fiscal 2022.

The overall benefit we receive from utilizing recycled metal is influenced by the overall price levels of the LME and LMP, the spread between the price for recycled aluminum and the LME primary aluminum price, and our consumption levels of the recycled material inputs. We have in the past and may continue to seek to stabilize our future exposure to metal prices through the use of derivative instruments.

Energy

We use several sources of energy in the manufacturing and delivery of our aluminum rolled products. In fiscal 2022, natural gas and electricity represented approximately 98% of our energy consumption by cost. We also use fuel oil and transport fuel. The majority of energy usage occurs at our casting centers and during the hot rolling process. Our cold rolling facilities require relatively less energy. We purchase our natural gas on the open market, which subjects us to market pricing fluctuations. We have in the past and may continue to seek to stabilize our future exposure to natural gas prices through the use of derivative instruments. A portion of our electricity requirements are purchased pursuant to long-term contracts in the local regions in which we operate. A number of our facilities are located in regions with regulated prices, which affords relatively stable costs. We have fixed pricing on some of our energy supply arrangements.

Our Operating Segments

We report our results of operations in four segments: North America, Europe, Asia, and South America. Due in part to the regional nature of supply and demand for aluminum solutions and to best serve our customers, we manage our activities based on geographic areas. The following charts show net sales by geography and net sales and shipments by end product market for the fiscal year ended March 31, 2022.

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Novelis Revenue by Geographic Region	Novelis Revenue by End-Market

Novelis Shipments by End-Market

North America Segment

We consider ourselves the leader in aluminum recycling and production in North America. In North America, we generated $6,735 million in net sales, $685 million in Segment Income, and 1,467 kt in rolled product shipments, resulting in $467 in Segment Income per tonne for the fiscal year ended March 31, 2022. Compared to the fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $348 million in Segment Income, 435 kt in rolled product shipments, and $141 in Segment Income per tonne across our North American segment.

We believe we hold the number one position in the beverage packaging and automotive markets in North America. Beverage packaging represents our largest market within North America, selling 665 kt in the fiscal year ended March 31, 2022. The specialties segment is the second largest end-market in the region, selling 479 kt in the fiscal year ended March 31, 2022. The balance of the portfolio is from our leading position in the automotive market, selling 323 kt in the fiscal year ended March 31, 2022.

Headquartered in Atlanta, Georgia, Novelis North America consists of 17 plants, including recycling operations. Across these facilities our aluminum rolling capacity is approximately 1.5 mt and recycling capacity is approximately 1.1 mt. In addition, we have both R&D centers and CSCs strategically located across North America. Our global casting, engineering and technology center in Spokane, Washington, specializes in molten metal processing. Our global research and technology center in Kennesaw, Georgia, offers state of the art research and development capabilities to help us meet the global long-term demand for aluminum used across all our product markets and geographies. Kennesaw is home to our beverage packaging CSC and can pilot line, where we test our products on pre-production lines similar to those used by our can customers. We also operate an automotive CSC in Detroit, Michigan.

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Due to strong consumer demand for sustainable aluminum products, particularly beverage can sheet, we plan to invest $2.5 billion to establish a greenfield rolled aluminum and recycling facility in Bay Minette, Alabama. We believe this facility will be the first fully integrated aluminum mill built in the U.S. in 40 years. This facility is expected to increase our annual rolled aluminum production capacity by ~600 kt, allowing us to better meet the growing beverage packaging and automotive demand. In addition to this investment, we continue to evaluate the need for additional rolling and recycling capacity expansion in the U.S. moving forward.

Novelis North America End-Market Shipment Mix

Europe Segment

We consider ourselves the leader in aluminum recycling and production in Europe. In Europe, we generated $4,720 million in net sales, $324 million in Segment Income, and 1,067 kt in rolled product shipments, resulting in $304 in Segment Income per tonne for the fiscal year ended March 31, 2022. Compared to fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $131 million in Segment Income, 89 kt in rolled product shipments, and $106 in Segment Income per tonne across our European segment. We hold a leading position within the European beverage packaging and automotive end-markets. The beverage packaging end-market represents our largest market within Europe, selling 502 kt in the fiscal year ended March 31, 2022. The specialties market is the second largest end-market, selling 270 kt in the fiscal year ended March 31, 2022. The third largest end-market is the automotive market, selling 230 kt in the fiscal year ended March 31, 2022. The remainder of sales are from the aerospace industry.

Headquartered near Zurich, Switzerland, Novelis Europe operates 10 plants across four countries, including recycling operations. Across these facilities our aluminum rolling capacity is approximately 1.2 mt and recycling capacity is 0.6 mt. These manufacturing facilities produce a broad range of sheet, plate, and foil products. We believe our Nachterstedt plant is one of the largest aluminum recycling facilities in the world, handling approximately 400 kt of aluminum scrap per year. Additionally, we have multiple centers dedicated to innovation in Europe. We have an automotive R&D center in Sierre, Switzerland and an R&D center in Göttingen, Germany, which specializes in the development of new products and processes for our beverage packaging and specialties customers. We also have an automotive CSC in Stuttgart, Germany. Due to strong consumer demand for sustainable aluminum products, we are evaluating additional rolling and recycling capacity expansion in Europe moving forward.

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Novelis Europe End-Market Shipment Mix

Asia Segment

We are a leading aluminum producer and believe we are the largest recycler of aluminum in Asia. In Asia, we generated $3,036 million in net sales, $352 million in Segment Income, and 763 kt in rolled product shipments, resulting in $461 in Segment Income per tonne for the fiscal year ended March 31, 2022. Compared to fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $196 million in Segment Income, 3 kt in rolled product shipments, and $256 in Segment Income per tonne across our Asian segment.

We hold a leading position within the Asian beverage packaging and automotive end-markets. Beverage packaging represents our largest market within Asia, selling 511 kt in the fiscal year ended March 31, 2022. The automotive end-market represents the second largest end-market in the region, selling 126 kt in the fiscal year ended March 31, 2022. The third largest end-market is the specialties market, selling 98 kt in the fiscal year ended March 31, 2022. The remainder of sales are from the aerospace industry.

Headquartered in Seoul, South Korea, Novelis Asia operates four aluminum plants, including recycling operations. Across these facilities, our rolling capacity is approximately 0.8 mt and recycling capacity is 0.4 mt. These manufacturing facilities produce a broad range of aluminum sheet, plate, and light gauge products. We recently completed a 100 kt automotive finishing capacity expansion at our Changzhou, China facility. In addition, we have also announced an investment of approximately $375 million in Zhenjiang, China, aimed at enabling domestic automotive rolling and recycling capabilities. We have an Aerospace innovation center in Zhenjiang, an R&D center and automotive CSC in Shanghai, China, and an R&D center in Ulsan, South Korea.

Novelis Asia End-Market Shipment Mix

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South America Segment

We consider ourselves the leader in aluminum recycling and production in South America. We hold a top position within the South American beverage packaging market. In South America, we generated $2,638 million in net sales, $681 million in Segment Income, and 617 kt in rolled product shipments for fiscal year ended March 31, 2022, resulting in $1,104 in Segment Income per tonne. Compared to fiscal year ended March 31, 2016, our fiscal year ended March 31, 2022 performance saw increases of $404 million in Segment Income, 127 kt in rolled product shipments, and $539 in Segment Income per tonne across South America. Beverage packaging represents our largest market in the region, selling 592 kt in the fiscal year ended March 31, 2022. Additionally, we produce products to serve the specialties end-market, selling 25 kt in the fiscal year ended March 31, 2022.

Headquartered in Sao Paulo, Brazil, Novelis South America operates two plants, including recycling operations. Across these facilities our rolling capacity is approximately 0.7 mt and recycling capacity is 0.5 mt. In the fiscal year ended March 31, 2022, we completed a $150 million investment to expand both rolling and recycling capacity by 100 kt each at our Pindamonhangaba facility.

Novelis South America End-Market Shipment Mix

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Our Customers

We focus significant efforts on developing and maintaining close working relationships with our customers and end-users. The following is not an exhaustive list of our customers. Our major customers include:

Beverage and Food Cans	Automotive

Anheuser-Busch InBev	BMW Group

Ardagh Metal Packaging	Daimler Group

Ball Corporation	Ford Motor Company

Can-Pack S.A.	General Motors LLC

Crown Holdings Inc.	Honda Motor Company

PepsiCo	Hyundai Motors Corporation

Various bottlers of the Coca-Cola System	Jaguar Land Rover

NIO

Specialties	Renault-Nissan-Mitsubishi Alliance

Amcor	Stellantis

American Construction Metals	Tesla, Inc.

Mahle Behr	Toyota Motor Corporation

LG International Corporation	Volkswagen Group

Ply Gem	Volvo Cars

Prefa

Ryerson Inc.	Aerospace

Samsung Electronics Co., Ltd	Airbus

Utility Trailer Manufacturing Company	Boeing

Bombardier

Embraer

Our single largest end-use product is beverage packaging. We sell can sheet directly to beverage makers and bottlers as well as to can fabricators that sell the cans they produce to bottlers. In certain cases, we operate under umbrella agreements with beverage makers and bottlers under which they direct their can fabricators to source their requirements for beverage can body, can end stock, and tab stock from us.

Additional information related to our top customers is contained in Note 23 – Segment, Geographical Area, Major Customer and Major Supplier Information to our audited annual consolidated financial statements included in this prospectus.

Properties

Our global headquarters are located in Atlanta, Georgia. Our global research and technology center, located in Kennesaw, Georgia, contains state-of-the-art R&D capabilities to help us better partner and innovate with our customers. We also have a global casting engineering and technology center in Spokane, Washington, specializing in molten metal processing. Our regional headquarters are located in Atlanta, Georgia (North America), Küsnacht,

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Switzerland (Europe), Seoul, South Korea (Asia), and Sao Paulo, Brazil (South America). Additionally, we have CSCs in Detroit, Michigan, Stuttgart, Germany, and Shanghai, China. We also have research and development centers in Koblenz, Germany, Göttingen, Germany, Sierre, Switzerland, Ulsan, South Korea, Zhenjiang, China and Shanghai, China. These research and development centers include facilities with specified research in automotive and aerospace technologies.

The number of operating facilities by operating segment as of March 31, 2022 is shown in the table below and includes operating facilities we jointly own and operate with third parties.

	Operating Facilities	Facilities with Recycling Operations
North America	17	7
Europe	10	5
Asia	4	2
South America	2	1

Total	33	15

The following tables provide information, by operating segment, about the plant locations, processes and major end-markets or applications for the aluminum rolled products, recycling, and primary metal facilities we owned and operated, including joint ventures, as of March 31, 2022.

North America

Locations	Plant Processes	Major Products
Ashville, Ohio	Coating and finishing	Coated coil for specialties

Berea, Kentucky	Recycling and sheet ingot casting	Sheet ingot from recycled metal for can body and can end stock

Buckhannon, West Virginia	Cold rolling and finishing	Mill finish coil and light-gauge sheet for specialties

Clayton, New Jersey	Cold rolling and finishing	Foil and light-gauge coiled sheet for specialties

Davenport, Iowa(1)	Casting, hot rolling, and recycling	Hot rolled coil from recycled material

Davenport, Iowa(1)	Cold rolling and finishing	Painted coil and mill finish coil

Fairmont, West Virginia	Cold rolling and finishing	Aluminum sheet and light-gauge foil for specialties

Greensboro, Georgia	Recycling and sheet ingot casting	Sheet ingot from recycled metal for can body and can end stock

Guthrie, Kentucky	Pre-treatment and heat treatment	Automotive sheet

Kingston, Ontario	Cold rolling and finishing	Automotive sheet and specialty material

Lincolnshire, Illinois	Cold rolling and finishing	Mill finish coil

Oswego, New York	Sheet ingot casting, hot rolling, cold rolling, recycling, and finishing	Can stock, automotive sheet, construction sheet, industrial sheet, and painted sheet

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Locations	Plant Processes	Major Products
Richmond, Virginia	Pellet casting, hot rolling, cold rolling, finishing, and recycling	Mill finish sheet for building and construction

Russellville, Kentucky(2)	Sheet ingot casting, hot rolling, cold rolling, finishing, and recycling	Can stock and aluminum sheet and coil for specialties

Terre Haute, Indiana	Cold rolling and finishing	Foil stock for specialties

Uhrichsville, Ohio	Casting, hot rolling, cold rolling, finishing, and recycling	Transportation sheet and aluminum sheet for specialties

Warren, Ohio	Coating and finishing	Coated can sheet

(1)	The Company operates two separate facilities in Davenport, Iowa, one finishing mill and one casting facility.
(2)

Logan, located in Russellville, Kentucky, is operated as a joint venture between Novelis and Tri-Arrows. We own 40% of the outstanding common shares of Logan. See Note 9 – Consolidation to our audited annual consolidated financial statements included in this prospectus for further information about this affiliate.

Europe

Locations	Plant Processes	Major Products
Bresso, Italy	Coating, embossing, and finishing	Painted sheet, painted construction sheet, and automotive sheet

Göttingen, Germany	Finishing and coating	Can end stock, food can, and painted sheet

Koblenz, Germany	Sheet ingot casting, hot rolling, cold rolling, and finishing	Sheet ingot for aerospace, aerospace sheet, commercial plate, and heat exchangers

Latchford, United Kingdom	Recycling and sheet ingot casting	Sheet ingot from recycled metal

Nachterstedt, Germany	Cold rolling, finishing, coating, recycling, sheet ingot casting, and heat treatment	Automotive sheet, can end stock, industrial sheet, painted sheet, construction sheet, and sheet ingot from recycled metal

Neuss, Germany(1)	Recycling, sheet ingot casting, hot rolling, cold rolling, and finishing	Can body stock, foil stock, and feeder stock for finishing operations

Ohle, Germany	Cold rolling, finishing, and converting	Foil, packaging, and flexible tubes

Pieve, Italy	Continuous casting, cold rolling, finishing, and recycling	Coil for finishing operations, industrial sheet, foil stock, and closure stock

Sierre, Switzerland(2)	Sheet ingot casting, hot rolling, cold rolling, finishing, and continuous heat treatment	Automotive sheet and industrial sheet

Voerde, Germany	Casting and recycling	Sheet ingot for automotive and specialties

(1)

Alunorf is operated as a 50/50 production joint venture between Novelis and Speira GmbH. See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements included in this prospectus for further information about this affiliate.

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(2)

Novelis operates a wholly owned facility in Sierre, Switzerland. In addition to this facility, AluInfra is operated as a 50/50 joint venture between Novelis and Constellium SE and provides utility services to each partner. See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements included in this prospectus for further information about this affiliate.

Asia

Locations	Plant Processes	Major Products
Changzhou, China	Heat treatment and finishing	Automotive sheet

Ulsan, South Korea(1)	Sheet ingot casting, hot rolling, cold rolling, recycling, and finishing	Can stock, construction sheet, industrial sheet, electronics, automotive sheet for finishing operations, foil stock, and recycled material

Yeongju, South Korea	Sheet ingot casting, hot rolling, cold rolling, recycling, and finishing	Can stock, construction sheet, industrial sheet, electronics, foil stock, and recycled material

Zhenjiang, China	Sheet ingot casting, hot rolling, and heat treatment	Aerospace sheet, commercial plate, and industrial sheet

(1)

UAL is operated as a 50/50 joint venture between Novelis and Kobe. See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements included in this prospectus for further information about this affiliate.

South America

Locations	Plant Processes	Major Products
Pindamonhangaba, Brazil	Sheet ingot casting, hot rolling, cold rolling, recycling, finishing, and coating	Can stock, construction sheet, industrial sheet, foil stock, sheet ingot, and transportation sheet

Santo Andre, Brazil	Foil rolling and finishing	Foil stock

Distribution

We have two principal distribution channels for the end-markets in which we operate: direct sales to our customers and sales to distributors.

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Direct sales as a percentage of total net sales	96%	94%	95%
Distributor sales as a percentage of total net sales	4	6	5

Direct Sales

We supply various end-markets all over the world through a direct sales force operating from individual facilities or sales offices, as well as from regional sales offices. The direct sales channel typically serves very large, sophisticated fabricators and OEMs. Longstanding relationships are maintained with leading companies in industries using aluminum rolled products. Supply contracts for large global customers generally range from one to five years in length and historically there has been a high degree of renewal business with these customers.

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Certain customers require suppliers to complete a lengthy and expensive qualification process. The ability to obtain and maintain these qualifications can represent a competitive advantage. Given the customized nature of products and in some cases, large order sizes, switching costs are significant, thus adding to the overall consistency of the customer base.

We also use third-party agents or traders in some regions to complement our own sales force. These agents provide service to our customers in countries where we do not have local expertise.

Distributors

We also sell our products through third-party aluminum distributors. Customers of distributors are widely dispersed, and sales through this channel are highly fragmented. Distributors sell mostly commodity or less specialized products into many end-markets in small quantities, including the architectural and industrial markets. We collaborate with our distributors to develop new end-use products and improve the supply chain and order efficiencies.

Research and Development

The table below summarizes our R&D expenses, which include mini-scale production lines equipped with hot mills, can lines, and continuous casters.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Research and development expenses	$92	$83	$84

We conduct R&D activities in order to meet current and future customer requirements, improve our products, and reduce our conversion costs. We have a global research and technology center in Kennesaw, Georgia, which offers state of the art research and development capabilities to help Novelis meet the global long-term demand for aluminum used for the automotive, beverage can, aerospace, specialties markets. We also have a global casting engineering and technology center in Spokane, Washington, specializing in molten metal processing; automotive R&D centers in Shanghai, China, and Sierre, Switzerland; an R&D center specializing in the development of new products and processes for our can and specialties customers in Göttingen, Germany; an automotive customer solution center in Detroit, Michigan; a research and development laboratory to advance carbon neutral solutions for aluminum manufacturing in Sierre, Switzerland; and aerospace innovation centers in Koblenz, Germany, and Zhenjiang, China.

Our Environmental, Social, and Governance (ESG) Strategy

We believe Novelis is the world’s largest recycler of aluminum and the leading provider of sustainable and innovative aluminum solutions. Sustainability is not new for Novelis. It has been a part of our company DNA since the beginning and remains front and center in our purpose of Shaping a Sustainable World Together. During the fiscal year ended March 31, 2022, we recycled over 82 billion used beverage cans, and recycled content made up approximately 60% of total input in our aluminum products. We define recycled content as total aluminum rolled product shipments minus primary metal (net of metal loss) plus coated scrap and runaround melt loss.

Core to our purpose and business model is our objective of moving society towards the benefits of a circular economy by reducing our carbon footprint and acting as a steward of recycling leadership and innovation. In partnership with our suppliers and customers, our employees are the driving force behind our forward-thinking innovation, and it is their talent that sets them, as well as Novelis, apart. We seek to accomplish this by committing to provide our employees with the opportunities and support they need to further grow their talents in a safety-centered workplace. Novelis’ worldwide locations enable us to embrace diverse cultures and communities, and push boundaries through unique thinking and learnings.

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Environmental Stewardship

In April 2021, Novelis announced our ambition to be the world’s leading provider of low-carbon, sustainable aluminum solutions that advance business, industry, and society toward the benefits of a circular economy. As part of this, we are committed to:

•	being a carbon-neutral company by 2050 or sooner; and

•	reducing our carbon footprint 30% by 2026, based on a baseline of fiscal 2016.

Our carbon goals are inclusive of Scope 1 and 2, as well as Scope 3 emissions in categories 1, 3, and 9 of the Greenhouse Gas Protocol.

We are also targeting a reduction of our environmental footprint with respect to Water, Waste, and Energy through 2026 with commitments to:

•	reduce energy use by 10%;

•	reduce water usage by 10%; and

•	reduce the amount of waste to landfill from Novelis operations by 20%,

all based on a baseline of fiscal 2016.

We intend to do this by maximizing aluminum’s potential for circularity, developing and promoting sustainable uses of aluminum, and expanding aluminum’s application as a recyclable material. We plan to increase the use of recycled content in our products, as appropriate, and engage with customers, suppliers, and industry peers across the value chain as we aim to drive innovation that improves aluminum’s overall sustainability. In addition, we intend to evaluate each future expansion project’s carbon impact and plan to include an appropriate carbon cost as part of our financial evaluation of future strategic growth investments and evaluate each future expansion project’s carbon impact so that we may appropriately mitigate any negative carbon impacts to meet our goals – and, in turn, help our customers to meet theirs.

We operate an integrated network of rolling and recycling facilities across North America, South America, Europe, and Asia. We believe we are also a global leader in closed-loop recycling, a process that allows a company and its customers to reuse customers’ aluminum scrap as well as post-consumer scrap and recycle the materials into similar products. Closed-loop recycling preserves the value of the alloy, reduces recycling and transportation costs, minimizes environmental impact, and establishes a secure supply chain for customers. Recycling aluminum is a core component of our business partly because it requires approximately 95% less energy and produces roughly 95% fewer greenhouse gas emissions than manufacturing primary aluminum, resulting in greater carbon reduction.

Social Impact

We are proud of our purpose – Shaping a Sustainable World Together – which is supported by our vision – to be the Leading Provider of Sustainable and Innovative Aluminum Solutions. We provide training on our Code of Conduct, which reminds our people that we are committed to operating with high ethical standards and supporting a culture of integrity.

Human Capital Resources

Novelis operates an integrated network of 33 technically advanced rolling and recycling facilities across North America, Europe, Asia, and South America. We have 17 operating facilities in North America, 10 in Europe, four in Asia, and two in South America. We have approximately 12,690 employees in nine countries. The table below

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summarizes our approximate number of employees by region, excluding our proportionate share of those employed by less than wholly owned affiliates as well as temporary employees.

	North America(1)	Europe	Asia	South America	Total
March 31, 2022	4,630	4,630	1,800	1,630	12,690

(1)	Includes employees within our Corporate headquarters located in Atlanta, Georgia, and our R&D facility located in Kennesaw, Georgia.

Diversity and Inclusion (“D&I”)

Our employees are at the heart of our drive to innovate and transform. We believe their diverse backgrounds, expertise and perspectives help us achieve the ambitious goals we have set and underpin the growth of our business and the strength of our culture. Continuing to build this diversity across a variety of dimensions – including gender, ethnic and socioeconomic diversity – will drive innovation, expand the voices and skills that propel our business and attract the highest-caliber talent.

Consistent with that belief, we aim to continue to build inclusive and diverse teams, and we are targeting increasing the percentage of women in Novelis’ leadership and senior operational and technical roles. In 2020, we established a global Diversity & Inclusion Board to ensure we reach our current global diversity and inclusion goals. The global D&I board is responsible for setting our long-term global D&I vision, strategy and targets to increase our diversity across Novelis.

We also have established D&I councils in each region, which own the regional execution of the D&I strategy established by the global board. They also define D&I initiatives specific to their region / locations and provide support to local employee resource groups.

Last year, we announced our first commitment to increase the representation of women in our company, targeting to achieve by 2024:

•	30% women in Novelis’ leadership; and

•	25% women in operational or technical roles.

Safety

We are focused on safety as a key priority. Guiding us in this direction is our Global EHS Manual, which provides us with a systematic approach that is designed to identify, manage, and mitigate risks in our operations. In addition, we ask all Novelis employees to look out for their own safety, as well as that of their colleagues, by following three basic safety obligations: (i) I will work safe, (ii) I will intervene if I see somebody working unsafe, and (iii) I will stop any unsafe behavior if intervened upon. Novelis is leading the way in safety as it seeks to achieve the following targets:

•	zero serious injury or fatality incidents;

•	30% reduction in total days away from work incidents compared to a baseline of the average of fiscal years 2019, 2020 and 2021, and

•	100% employee completion of Novelis’ Safety Absolutes training for a variety of categories.

During fiscal year ended March 31, 2022, 13 facilities achieved major safety milestones by operating 365 consecutive days without a recordable injury.

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Talent Development

At Novelis, we make it a priority to identify and nurture talent. We are proud of our programs, such as:

•	Global Accelerated Leadership Program – Designed to develop talent for possible future leadership roles.

•	Global Technical Training – High-impact technical training topics, relevant for entry-level or mid-career technical employees.

•

Engineering Development Program – Technical talent pipeline enhancer that exposes participants to leaders from across the organization and includes courses on a wide-variety of technical and business subjects.

Community Engagement

Our Corporate Social Responsibility mission is to improve the quality of life in the communities where we operate and society as a whole. Novelis Neighbor is our global program for sponsoring and coordinating our community engagement and charitable investment efforts. As part of our worldwide corporate social responsibility campaign, Novelis employees support hundreds of community projects year-round. These projects are reflective of our company purpose of Shaping a Sustainable World Together and focused on advancing STEM education; increasing recycling by consumers; and supporting the most pressing needs of our local communities.

Compensation and Benefits Programs

Our compensation and benefits programs are designed to attract, retain, and engage a talented workforce. We believe our programs are competitive with our peers and emphasize performance-based compensation to align employee rewards with company performance. Benefits are a key component of our total rewards package. We offer a holistic benefits package designed to provide greater security for our employees and their families through healthcare, life insurance, paid parental leave, disability benefits, savings and retirement, and various other welfare benefit programs generally available to all active full-time employees through plans we sponsor or through social programs in the countries where we operate. We regularly conduct market pay equity assessments and compensation reviews, and we continue to actively work to reduce unconscious bias in our sourcing, hiring practices, performance reviews, and promotion opportunities that may contribute to pay inequities.

Employee Relations

We consider our employee relations to be satisfactory. A substantial portion of our employees are represented by labor unions and their employment conditions are governed by collective bargaining agreements. Collective bargaining agreements are negotiated on a site, regional, or national level and are of varying durations.

Governance

We have created a governance structure that promotes responsibility and accountability for ESG matters across our company. Our board and management structure ensures active management of core ESG risks, which we view as core risks to our inherently sustainable business model.

We will update our Code of Conduct in connection with this offering, which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. Our Code of Conduct will apply to all of our executive officers, directors, employees and suppliers. Novelis is a signatory to the United Nations Global Compact. Through this initiative, Novelis commits to the Ten Principles of the UN Global Compact, which address human rights, labor standards, environmental protection, and anti-corruption ideals.

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Additional information regarding our governance structure following this offering can be found under the caption “Management—Corporate Governance.”

Intellectual Property

We actively review intellectual property arising from our operations and our R&D activities, and, when appropriate, we apply for patents in appropriate jurisdictions. We currently hold approximately 3,146 patents and patent applications on approximately 392 different items of intellectual property. While these patents and patent applications are important to our business on an aggregate basis, no single patent or patent application is deemed to be material to our business.

We have applied or received registrations for the “Novelis” word trademark and the Novelis logo trademark in approximately 55 countries where we have significant sales or operations. Novelis uses the Aditya Birla logo under license from Aditya Birla Management Corporation Private Limited.

We have also registered the word “Novelis” and several derivations thereof as domain names in numerous top-level domains around the world to protect our online presence.

Environment, Health and Safety

As a purpose-driven company, Novelis strives to protect and preserve the environment and the health, safety, and well-being of our colleagues, customers, and communities. With our plant operations around the globe, we continue to focus on reducing carbon emissions, limiting water consumption, and lowering electricity usage while targeting year-over-year improvements in overall production.

Our global operations are subject to environmental, health and safety laws and regulations from various jurisdictions, which govern, among other things, air emissions; wastewater discharges; the handling, storage, and disposal of hazardous substances and wastes; the remediation of contaminated sites and restoration of natural resources; carbon and other greenhouse gas emissions; and employee health and safety. Future environmental, health and safety regulations may impose stricter compliance requirements on the industries in which we operate. Additional equipment or process changes at some of our facilities, and related capital expenditures, which may be material, may be needed to meet existing or future requirements. The cost of meeting these requirements may be significant. Failure to comply with such laws and regulations could subject us to administrative, civil, or criminal penalties; obligations to pay damages or other costs; and injunctions and other orders, including orders to cease operations.

We are involved in proceedings under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, or analogous state provisions regarding our liability arising from the usage, storage, treatment, or disposal of hazardous substances and wastes at a number of sites in the U.S., as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil, certain countries in the EU, and South Korea. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of environmental, health and safety remediation, natural resource damages, third-party claims, and other expenses. In addition, we are, from time to time, subject to environmental, health and safety reviews and investigations by relevant governmental authorities.

We have established procedures for regularly evaluating environmental, health and safety loss contingencies, including those arising from environmental, health and safety reviews and investigations and any other environmental, health and safety remediation or compliance matters. Where appropriate, we have established liabilities based on our estimates for the currently anticipated costs that are deemed probable associated with these environmental, health and safety matters. We estimate that the costs related to our environmental liabilities as of March 31, 2022 were $35 million, of which $16 million was related to undiscounted clean-up costs,

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$15 million was associated with an increase in environmental reserves, and $4 million was associated with restructuring actions. As of March 31, 2022, $19 million is included in accrued expenses and other current liabilities and the remainder is within other long-term liabilities in our accompanying consolidated balance sheets. As of March 31, 2021, we reported $23 million of total environmental liabilities in our consolidated balance sheet.

Our expenditures for environmental, health and safety protection (including estimated and probable environmental, health and safety remediation costs as well as general environmental, health and safety protection costs at our facilities) and the betterment of working conditions in our facilities were $18 million during fiscal 2022, of which $16 million was expensed and $2 million was capitalized. We expect that these expenditures will be approximately $20 million in fiscal 2023, of which we estimate $13 million will be expensed and $7 million will be capitalized.

We are subject to a broad range of foreign, federal, state, and local laws and regulations relating to occupational health and safety. We have incurred, and will continue to incur, expenditures to meet our health and safety compliance requirements, as well as to improve our safety systems.

Legal Proceedings

From time to time, we are involved in, or the subject of, disputes, proceedings and investigations with respect to a variety of matters, including intellectual property, environmental, health and safety, product liability, employee, tax, personal injury, contractual and other matters, as well as other disputes and proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this prospectus, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened.

For additional information regarding litigation to which we are a party, see Note 22 – Commitments and Contingencies to our audited annual consolidated financial statements included in this prospectus.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus. The terms of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and executive officers is 3560 Lenox Road, Suite 2000, Atlanta, GA 30326.

Name	Age	Position
Kumar Mangalam Birla	55	Chairman of the Board

Askaran Agarwala(1)	88	Director

Clarence J. Chandran(1)(2)(4)*	73	Director

Gary Comerford(4)*	72	Director

Dr. Thomas M. Connelly, Jr.(4)	69	Director

Satish Pai(1)	60	Director

Vikas Sehgal(4)	48	Director

Donald A. Stewart(2)(4)*	75	Director

Steven Fisher	51	President and Chief Executive Officer

Devinder Ahuja	56	Executive Vice President and Chief Financial Officer

Tom Boney	56	Executive Vice President and President, Novelis North America

Emilio Braghi	54	Executive Vice President and President, Novelis Europe

Christopher Courts	45	Senior Vice President and General Counsel, Corporate Secretary and Compliance Officer

Philippe Meyer	63	Senior Vice President and Chief Technology Officer

Randal P. Miller	59	Vice President, Treasurer

Roxana Molina	61	Executive Vice President and Chief Procurement Officer

Antonio Tadeu Coelho Nardocci	64	Executive Vice President and Chief Manufacturing Officer

Francisco Pires	53	Senior Vice President and President, Novelis South America

Stephanie Rauls	53	Senior Vice President, Deputy Chief Financial Officer and Chief Accounting Officer

Sachin Satpute	56	Executive Vice President and President, Novelis Asia

H.R. Shashikant	59	Executive Vice President and Chief Human Resources Officer

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	Member of Nominating & Governance Committee
(4)	Independent director under applicable NYSE standards
*	Canadian Resident

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Biographical Information Regarding Our Directors and Executive Officers

Kumar Mangalam Birla was elected as the Chairman of the board of directors of Novelis on May 15, 2007. Mr. Birla is the Chairman of Hindalco Industries Limited which is an industry leader in aluminum and copper. He is also the Chairman of Aditya Birla Group’s leading blue-chip companies including Grasim, UltraTech Cement, Vodafone Idea Limited, Aditya Birla Capital Limited and Aditya Birla Chemicals (Thailand) Limited. Mr. Birla also serves as director on the board of Aditya Birla Management Corporation Private Limited (as Executive Chairman), Air India Limited (as part-time non-official director), and the Group’s international companies spanning Thailand, Indonesia, Egypt, and Canada. Additionally, Mr. Birla is the Chancellor and member of the Board of Governors of the Birla Institute of Technology & Science, Pilani and Chairman of the Board of Governors Indian Institute of Management, Ahmedabad and Indian Institute of Technology, Delhi. He is a member of the London Business School’s Asia Pacific Advisory Board and a member of the National Council of the Confederation of Indian Industry. Mr. Birla’s past affiliations include service on the boards of Maruti Udyog Limited and Tata Iron and Steel Co. Limited. He was a Director on the Central Board of Directors of the Reserve Bank of India and part-time member on the Board of Securities and Exchange Board of India. He was Chairman of the Advisory Committee constituted by the Ministry of Company Affairs and served on the Prime Minister of India’s Advisory Council on Trade and Industry. A Commerce graduate of Bombay University, Mr. Birla is a Chartered Accountant, a member of the Institute of Chartered Accountants of India. He earned an MBA from the London Business School. Mr. Birla brings to the board significant global leadership experience acquired through his service as a director of numerous corporate, professional and regulatory entities in various regions of the world.

Askaran Agarwala has been a director of the Company since 2007. Mr. Agarwala has served as a Director of Hindalco since September 1998. He was Chairman of the Business Review Council of the Aditya Birla Group from October 2003 to March 2010. From 1982 to October 2003, he was President of Hindalco. Mr. Agarwala serves on the Compensation Committee of the Novelis board of directors. Mr. Agarwala also serves as a director of several other companies, including Hindalco, Udyog Services Ltd., Tanfac Industries Ltd., Aditya Birla Insurance Brokers Limited, Swiss Singapore Overseas Enterprises, Aditya Birla Power Company Limited and Aditya Birla Health Services Limited. He is a trustee of Sarla Basant Birla Param Bhakti Trust, Aditya Vikram Birla Memorial Trust and the Aditya Birla Foundation and the Hellen Keller Institute of the Deaf and Blind, among many other organizations. Mr. Agarwala’s past and current service as a director of several companies and industry associations in the metals and manufacturing industries adds valuable perspective to the board. Having served as president of our parent company, Hindalco, Mr. Agarwala also brings a depth of understanding of our business and operations.

Clarence J. Chandran has been a director of the Company since 2005. Mr. Chandran serves on the Compensation and Audit Committees of the Novelis board of directors, and acts as the Chairman of the Compensation Committee. Mr. Chandran is senior advisor of 4Front Capital Partners Inc. He is a past director of Alcan Inc. and MDS Inc. He retired as Chief Operating Officer of Nortel Networks Corporation (communications) in 2001. Mr. Chandran is a past member of the Board of Visitors of the Pratt School of Engineering at Duke University. He has acquired years of significant experience through his leadership and management of companies with international business operations. Mr. Chandran brings to the board his deep knowledge in the areas of technology, sales and global operations.

Gary Comerford has been a director of the Company since 2020. Mr. Comerford serves as President and CEO of CMC Global, a consulting company specializing in international expansion. He also serves as Vice Chair of the Canada India Business Council and past Chair of the Board of Trustees of Brock University. From 2009 to 2014, Mr. Comerford was employed with the Reinsurance Group of America as Executive Vice President and Chief Marketing Officer. Prior to that, he was with Sun Life of Canada, where he held positions of increasing responsibility before retiring as Senior Vice President, International in 2009. Before joining Sun Life, Mr. Comerford held various roles at Canada Permanent Trust Company, including Vice President of Marketing. Mr. Comerford is Vice Chair of the Canada India Business Council, where he previously served as President and CEO. Mr. Comerford brings extensive financial management and operating experience to the board.

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Dr. Thomas M. Connelly, Jr. has been a director of the Company since 2020. Dr. Connelly has served as the Chief Executive Officer of the American Chemical Society since 2015. Previously, Dr. Connelly was employed by DuPont de Nemours, Inc., from 1977 to 2014, where he was responsible for the Applied BioSciences, Nutrition & Health, Performance Polymers, and Packaging & Industrial Polymers businesses. In addition, Dr. Connelly also had responsibility for Science & Technology, Integrated Operations, and geographic regions outside the United States. Dr. Connelly retired in 2014 as Executive Vice President and Chief Innovation Officer of DuPont, where he was a member of the company’s Office of the Chief Executive. Dr. Connelly serves on the Board of Grasim Industries Limited and brings to the board his deep knowledge in the areas of science and global operations.

Satish Pai has been a director of the Company since 2013. Mr. Pai has served as the Managing Director of Hindalco Industries Limited since August 2016. Mr. Pai previously served as Deputy Managing Director of Hindalco Industries Limited from February 2014 to May 2016, and as Chief Executive Officer - Aluminum Business of Hindalco Industries Limited from August 2013 to January 2014. Prior to that, Mr. Pai served as Executive Vice President, Worldwide Operations of Schlumberger Ltd. Mr. Pai joined Schlumberger Ltd. in 1985 as a field engineer and held various positions of increased responsibility over the course of his 28 year tenure with the company. He serves on the Compensation Committee of the Novelis board of directors and is a director of Hindalco. Mr. Pai also serves as a Director on the Board of ABB Limited, Switzerland and Aditya Birla Management Corporation Private Limited. He has also been appointed as Vice President in The Indian Institute of Metals. Mr. Pai brings extensive industry and global operating experience to the board.

Vikas Sehgal has been a director of the Company since 2020. Mr. Sehgal is Executive Vice Chairman of Rothschild & Co. for the South & Southeast Asian region and also serves as Global Partner and Head of the Automotive sector. Prior to joining Rothschild & Co. in 2011, Mr. Sehgal was a partner at Booz & Company, where he worked from 1999 to 2010. Previously, he was employed as an engineer at the Ford Motor Company and Daewoo Motors. Mr. Sehgal has served the World Economic Forum as Chairman of the Global Agenda Council for Automotive and as a member of the Global Future Council for Mobility. He also served on the board of Houghton International and Infotech Engineering. Mr. Sehgal currently serves as a director of Cyient Limited. Mr. Sehgal also brings a depth of understanding of our business, operations and the global automotive industry which we serve.

Donald A. Stewart has been a director of the Company since 2007. Mr. Stewart serves as Chairman of the Audit Committee of the Novelis board of directors. He retired as Chief Executive Officer and Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada. Mr. Stewart continues to serve as a director of Sun Life Everbright Life Insurance Company Limited. Mr. Stewart brings extensive financial management and operating experience to the board.

Steven Fisher has served as our President and Chief Executive Officer since 2015. Mr. Fisher joined the Company in 2006 as Vice President, Strategic Planning and Corporate Development and served as our Chief Financial Officer from 2007 to 2015. Prior to joining Novelis, Mr. Fisher served as Vice President and Controller for TXU Energy, the non-regulated subsidiary of TXU Corp., at its headquarters in Dallas, Texas. Mr. Fisher is a member of the Business Roundtable, an association of leading U.S. companies working to promote sound public policy. In addition, he is a member of the board of directors for the Metro Atlanta Chamber of Commerce. Mr. Fisher received a Bachelor’s Degree in Finance and Accounting from the University of Iowa.

Devinder Ahuja is our Executive Vice President and Chief Financial Officer, and has served in this role since August 2016. Before joining Novelis, Mr. Ahuja spent 15 years at Novartis Group, where he served most recently as Chief Financial Officer of the Alcon Division’s North America business. Prior to that, Mr. Ahuja held positions of increasing responsibility at Novartis covering the areas of finance, strategic planning, supply chain and purchasing. During his career, Mr. Ahuja has held various finance leadership roles including posts in Switzerland, South Korea, Japan and India. Mr. Ahuja holds a Bachelor of Commerce degree from the RA Podar College of Commerce and Economics in Mumbai, India and is a Chartered Accountant.

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Tom Boney has served as our Executive Vice President and President, Novelis North America since April 2020. Mr. Boney joined Novelis in 2006 as plant manager at our Oswego, New York, facility. Since then, he has served in various roles of increasing responsibility, including President, Novelis Europe Rolling and Recycling; Vice President, Manufacturing Excellence; and Managing Director of Aluminum Company of Malaysia. Mr. Boney most recently served as Chief Operating Officer of Novelis North America. Prior to joining Novelis, Mr. Boney spent 19 years with Alcoa Corporation. He holds a bachelor’s degree in finance from St. Bonaventure University and a Master’s Degree in Management from Penn State University.

Emilio Braghi has served as our Executive Vice President and President, Novelis Europe since September 2016. Previously, he served as Vice President, Operations, Novelis North America, since February 2015. Mr. Braghi joined Novelis in 1999 as Sales Manager, Europe. During his tenure, he has taken on many leadership roles of increasing responsibility and moved into his first general management role in 2006, when he was named head of Novelis’ business in Italy. Mr. Braghi went on to hold multiple general management leadership positions with Novelis’ Litho and Painted Products value streams in Europe, directing both commercial and operational activities and he joined the Asia leadership team in March 2012 as Vice President of Operations. In addition, Mr. Braghi serves as Chairman of the European Aluminum industry association. Mr. Braghi holds a degree in Engineering and Industrial Production Technologies from Politecnico di Milano in Milan, Italy.

Christopher Courts has served as our Senior Vice President, General Counsel, Compliance Officer and Corporate Secretary since January 2021, and he is a member of the Company’s Executive Committee. He previously served as interim Vice President, General Counsel, Secretary and Compliance Officer from March 2020 to December 2021. Prior to that, Mr. Courts served as the Company’s Vice President, Deputy General Counsel from January 2016 to March 2020 and, in this role, he led the Company’s intellectual property function, corporate governance activities, and global contracts management program. In addition, he supported the Company’s strategy team on mergers, acquisitions and divestitures. Mr. Courts joined Novelis in January 2005 and over the years has had oversight for various aspects of the legal function. Prior to joining Novelis, Mr. Courts served as Senior Corporate Counsel for Aquila, Inc., and he began his career as a corporate associate at the Husch Blackwell law firm. Mr. Courts holds a B.B.A in finance and a J.D., both from the University of Iowa.

Philippe Meyer joined Novelis as Senior Vice President and Chief Technology Officer upon our acquisition of Aleris in April 2020. Prior to the acquisition, Mr. Meyer had served as Aleris’ Senior Vice President and Chief Technology Officer since 2015 and prior to that as Vice President and Chief Technology Officer from 2012 to 2015. Before joining Aleris, Mr. Meyer spent 22 years at Montupet, an aluminum automotive foundry company, in various roles of increasing responsibility, including R&D and Technical Director. Mr. Meyer holds a Master’s degree from Ecole Nationale Superieure des Mines de Paris, France.

Randal P. Miller is our Vice President, Treasurer. Prior to joining Novelis in July 2008, Mr. Miller served as Vice President and Treasurer of Transocean Offshore Deepwater Drilling from May 2006 to November 2007 where he was responsible for all treasury, banking, and capital markets activities for Transocean and its subsidiaries. From 2001 to 2006, Mr. Miller served as Vice President Finance, Treasurer of Aquila, Inc. Mr. Miller earned his Bachelor of Science from Iowa State University and Masters of Business Administration from the University of Missouri - Kansas City.

Roxana Molina joined Novelis in March 2020 as Executive Vice President and Chief Procurement Officer. Prior to joining Novelis, Ms. Molina was employed by Ford Motor Company in Dearborn, Michigan, since 1995. At Ford, Ms. Molina held various leadership roles in the United States, Europe and Brazil, most recently serving as Global Purchasing Director, Engine and Powertrain Installations. She holds a Bachelor’s Degree in Industrial Engineering from Universidad de Lima, a Master’s Degree in Business Administration from the University of Texas at Austin, and an Associate of Science, Research on truck body design from Tokyo University of Agriculture and Technology.

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Antonio Tadeu Coelho Nardocci has served as our Executive Vice President and Chief Manufacturing Officer since June 2019. Prior to that, Mr. Nardocci served as our Senior Vice President and President, Novelis South America since May 2013. Mr. Nardocci has also served as our Senior Vice President and President, Novelis Europe and as our Vice President of Strategy, Innovation and Technology. Before our spin-off from Alcan, Mr. Nardocci held a number of leadership positions with Alcan, including as President of Rolled Products South America from March 2002 until January 2005. Mr. Nardocci graduated from the University of São Paulo in Brazil with a degree in metallurgy.

Francisco Pires has served as our Senior Vice President and President, Novelis South America since June 2019. Mr. Pires joined Novelis South America in 2012 as Director of Procurement. In 2013, he assumed the position of Director, Procurement and Supply Chain. In 2014, he was appointed Vice President, Commercial, followed by his appointment as Chief Operating Officer in 2018. Prior to joining Novelis, Mr. Pires held positions of increasing responsibility with Fibria, Votorantim Cellulose & Paper, Maxlog and Bureau Veritas. He is a graduate in naval engineering from Universidade Federal do Rio de Janeiro and has a Master of Science in Business Administration from COPPEAD.

Stephanie Rauls has served as our Senior Vice President, Deputy Chief Financial Officer and Chief Accounting Officer since February 2016. Ms. Rauls previously served as our Vice President of Global Tax since December 2013. Prior to joining Novelis, Ms. Rauls was Vice President, Tax at Wal-Mart Stores, Inc. from 2011 to 2013, and prior to that, she was employed by GE Healthcare as a tax director from 2002 to 2011. Before joining GE Healthcare, Ms. Rauls was employed by KPMG LLP from 1994 to 2002. She earned a Bachelor of Business Administration in Accounting from the University of Wisconsin-Madison and a Juris Doctor from Valparaiso University School of Law. Ms. Rauls is a Certified Public Accountant.

Sachin Satpute is Executive Vice President and President, Novelis Asia and has served in this role since June 2016. He previously served as Chief Marketing Officer for Hindalco Industries since 2012, and was Managing Director of Aluminum Company of Malaysia (ALCOM) from April 2011 until June 2012. Prior to his most recent role with Hindalco, Mr. Satpute spent five years with Novelis in various roles of increasing responsibility. Mr. Satpute began his career at a Hindalco aluminum plant in 1987 as a development engineer. In addition to a degree in mechanical engineering from Pune University, Mr. Satpute also holds an MBA in marketing from Mumbai University, India.

H.R. Shashikant has served as our Executive Vice President and Chief Human Resources Officer since August 2015. In this role, Mr. Shashikant is responsible for the formulation and implementation of the Company’s worldwide human resources objectives, policies and practices. As the head of the global Human Resources function, he has responsibility for Talent Acquisition and Development, Compensation, Benefits, HRIS and Global Security. Before joining Novelis, Mr. Shashikant was Group Executive President, Group Human Resources, for the Aditya Birla Group, the Mumbai-based conglomerate of which Novelis is a part. He joined the Aditya Birla Group as a Vice President in 1999 and was instrumental in setting up HR systems, processes, and Centers of Excellence across the Group. An Economics graduate from Karnataka University in Dharwad, India, Mr. Shashikant holds a post graduate degree in Personnel Management from the Tata Institute of Social Sciences, Mumbai.

Corporate Governance

Except as stated in the subsequent paragraph and below under the caption “—Director Independence and Controlled-Company Exception,” we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

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Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s bylaws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to insure a representative vote. Pursuant to the NYSE corporate governance rules we, as a foreign private issuer, have elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. Our amended bylaws will provide that a quorum of shareholders is at least two persons entitled to vote at the meeting, present in person or represented by proxy, holding at least 25% of the shares entitled to vote at the meeting.

Composition of our Board of Directors

Under our amended articles of incorporation that will be in place at the closing of this offering, our board of directors is to consist of a minimum of 3 and a maximum of 15 directors as determined from time to time by the directors. As of the closing of this offering, our board of directors will be comprised of eight directors. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA. Our amended articles of incorporation will provide that, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors who held office at the expiration of the last meeting of our shareholders.

Director Independence and Controlled-Company Exception

After the completion of this offering, Hindalco, through its wholly-owned subsidiary, AV Minerals (Netherlands) N.V., will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that our board of directors have a compensation committee that is comprised entirely of independent directors and (iii) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors. Following this offering, we intend to take advantage of certain of these exemptions. As a result, following this offering we do not anticipate that our Compensation Committee or our Nominating and Corporate Governance Committee will be comprised entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Exchange Act and the listing rules of the NYSE, provided, that we intend to avail ourselves of an exemption available to foreign private issuers to allow one non-independent, non-voting observer to serve on the committee.

Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Chandran, Comerford, Connelly, Sehgal and Stewart are “independent” as that term is defined under the listing standards of the NYSE. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.

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Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the duties and responsibilities of the board of directors, director independence, meetings of independent directors and executive sessions, board leadership structure, director term limits and other mechanisms of board renewal, Chief Executive Officer evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, board agenda, materials, information and presentations, director access to company employees and independent advisers, board of directors communication with shareholders and others, director compensation and annual board of directors and committee performance evaluations. A copy of our corporate governance guidelines will be posted on our website.

Code of Conduct

We will adopt a Code of Conduct in connection with this offering applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The Code of Conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. The objective of the Code of Conduct will be to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Conduct will be posted on our website at www.novelis.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Our Nominating and Corporate Governance Committee will be responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to our board of directors for consideration. The Nominating and Corporate Governance Committee will assist our board of directors with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which shall be considered by the Audit Committee, or waivers applicable to our directors or executive officers, which shall be subject to review by our board of directors as a whole).

Committees of the Board of Directors

Upon completion of this offering we will have an Audit Committee, Compensation Committee, and a Nominating and Corporate Governance Committee, with each committee having a written charter.

Audit Committee

The audit committee of our board of directors (the “Audit Committee”) will be comprised of Messrs. Stewart, Chandran and                , and will be chaired by Mr. Stewart. Our board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE and the SEC, or qualifies for a relevant exemption therefrom. We

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intend to avail ourselves of an exemption available to foreign private issuers to allow one non-independent, non-voting observer to serve on the committee. Mr.                will serve as the non-independent, non-voting observer to the Audit Committee under this exemption. Our board of directors has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the NYSE rules. Mr. Stewart has been identified as an Audit Committee financial expert as defined by the SEC rules. For a description of the education and experience of each member of the Audit Committee, see “—Biographical Information Regarding Our Directors and Executive Officers.”

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE and the SEC. The principal responsibilities and duties of the Audit Committee include:

•	reviewing the effectiveness and adequacy of our internal controls;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing the effectiveness, scope and performance of activities of the independent registered public accounting firm and the internal auditor function;

•	reviewing significant changes in accounting policies;

•	selecting the independent registered public accounting firm and confirming its independence;

•	reviewing our policies with respect to risk assessment and risk management;

•	reviewing with management our earnings releases;

•	reviewing and monitoring our cybersecurity measures and reporting functions;

•	monitoring our compliance with legal and regulatory requirements; and

•	pre-approving audit and non-audit services provided by the independent registered public accounting firm.

Our Audit Committee has access to all of our books, records, facilities and personnel and may request any information about us as it may deem appropriate. It also has the authority in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Our Audit Committee also reviews our policies and procedures for reviewing and approving or ratifying related-party transactions, and it is responsible for reviewing and approving or ratifying all related-party transactions. For additional information, refer to “Certain Relationships and Related Party Transactions – Related Party Transactions Approval Policy.”

Pre-Approval of Audit and Permissible Non-Audit Services

The charter of the Audit Committee provides that the committee is responsible for the pre-approval of all audit and permissible non-audit services to be performed by the independent auditors. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. The policy gives detailed guidance to management as to the specific services that are eligible for general pre-approval and provides specific cost limits for certain services on an annual basis. Pursuant to the policy and the Audit Committee charter, the Audit Committee has granted to its chairman the authority to address any requests for pre-approval of individual services.

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Principal Accountant Fees and Services

The following table shows fees and expenses billed to the Company by PricewaterhouseCoopers LLP for services rendered for fiscal 2022 and fiscal 2021.

in millions	Fiscal 2022	Fiscal 2021
Audit fees(1)	$8.2	$10.9
Tax Fees(2)	—	0.2
All Other Fees(3)	0.1	0.1

Total	$8.3	$11.2

(1)

Represent fees for professional services rendered and expenses incurred for the audit of the Company’s annual financial statements, review of financial statements included in the Company’s Form 10-Qs, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements for those fiscal periods.

(2)	In fiscal 2021, this fee included procedures performed related to transfer pricing studies and tax consulting services.
(3)

In fiscal 2022 and fiscal 2021, these fees include attest services performed over the Company’s application for energy credits, as well as for services not included in the Audit, Audit Related, and Tax categories.

Compensation Committee

Our compensation committee of the board of directors (the “Compensation Committee”) will be comprised of Messrs. Chandran, Agarwala and Pai, and will be chaired by Mr. Chandran. So long as Hindalco beneficially owns more than a majority of the voting power for the election of directors and we remain a “controlled company,” we will not be required to have a Compensation Committee comprised entirely of independent directors, and we expect to have at least two non-independent directors on our Compensation Committee following the consummation of this offering. For a description of the background and experience of each member of our Compensation Committee, see “—Biographical Information Regarding Our Directors and Executive Officers.”

Our board of directors will establish a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee consistent with the rules of the NYSE and the SEC. The Compensation Committee’s purpose is to assist the board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include:

•	Reviewing and approving compensation policies and practices for senior executives;

•	Reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and our other executive officers;

•	Reviewing as necessary our compensation programs, policies and practices with respect to risk assessment;

•	Reviewing performance and establishing the total compensation for our Chief Executive Officer and other senior executives;

•	Administering equity-based compensation plans or long-term incentive plans;

•	Reviewing compensation disclosure for inclusion in SEC filings;

•	Reviewing significant organizational changes and management succession planning;

•	Recommending to the board of directors candidates for officers of the Company;

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•	Reviewing the terms of employment agreements, severance agreements, change in control agreements and other compensatory arrangements;

•	Oversight of human capital management and diversity and inclusion initiatives;

•	Overseeing evaluation of management performance and development; and

•	Reviewing executive stock ownership guidelines and overseeing clawback, hedging and pledging policies.

Refer to “Executive Compensation” for further particulars of the process by which compensation for our executive officers is determined.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors (the “Nominating and Corporate Governance Committee”) will be comprised of                 . So long as Hindalco beneficially owns more than a majority of the voting power for the election of directors and we remain a “controlled company,” we will not be required to have a nominating and corporate governance committee comprised entirely of independent directors. Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	reviewing and recommending candidates for director;

•	assisting our board of directors with monitoring and compliance with the Code of Conduct, and considering certain waivers thereof;

•	recommending board of directors meeting formats and processes;

•	overseeing corporate governance, including an annual review of governance principles;

•	reviewing and approving director compensation policies, including the determination of director compensation;

•	overseeing board of directors and committee evaluation procedures;

•	determining director independence; and

•	recommending whether to accept or reject a director resignation or take other action, pursuant to our Majority Voting Policy.

Limitation on Liability and Indemnification Matters

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•

acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

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Our bylaws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our bylaws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity. Accordingly, we maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers

On or prior to the closing of this offering, we intend to enter into indemnity agreements with our directors and certain officers which will provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

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EXECUTIVE COMPENSATION

This section provides a discussion of the background and objectives of our compensation programs for our named executive officers and other senior management employees. Our named executive officers are determined in accordance with rules of the SEC.

Named Executive Officer	Title
Steven Fisher	President and Chief Executive Officer
Devinder Ahuja	Executive Vice President, Chief Financial Officer
Sachin Satpute	Executive Vice President and President, Novelis Asia
HR Shashikant	Executive Vice President, Chief Human Resources Officer
Emilio Braghi	Executive Vice President and President, Novelis Europe

Compensation Committee and Role of Management

The Compensation Committee of our board of directors (the Committee) is responsible for approving compensation programs for our named executive officers and making decisions regarding specific compensation to be paid or awarded to them. The Committee acts pursuant to a charter approved by our board. Our Chief Human Resources Officer serves as the primary management liaison officer for the Committee. Our human resources and legal departments provide assistance to the Committee in the administration of the Committee’s responsibilities.

Our named executive officers have no direct role in setting their own compensation. The Committee meets with members of our management team to evaluate performance against pre-established goals, and management makes recommendations to the board regarding budgets, production and sales forecasts and other information, which affect certain goals. The Committee may seek input from our senior management concerning individual performance, expected future contributions and compensation matters generally.

Management assists the Committee by providing information needed or requested by the Committee (such as our performance against budget and objectives, historical compensation, compensation expense, current Company policies and programs, country-specific compensation practices, peer group metrics and peer group target pay levels) and by providing input and advice regarding potential changes to compensation programs and policies and their impact on the Company and its executives.

The Committee (i) meets annually and reviews prior year performance and approves the distribution of short-term incentive and long-term incentive earned payouts, if any, for the prior year, (ii) reviews and approves base pay and short-term incentive targets for executives for the current year, and (iii) recommends to the board of directors the form of long-term incentive award vehicles and vesting performance criteria for the current cycle of the program. The Committee may employ alternative practices when appropriate under the circumstances.

The Committee did not independently engage a third-party compensation consultant in fiscal year 2022. However, management worked with Mercer LLC (a global human resource consulting firm) to evaluate and benchmark our executive compensation program, and management shared Mercer’s analysis with the Committee. Management also routinely reviews compensation surveys and other materials published by other leading global human resources consulting firms to help ensure internal equity and external competitiveness of pay opportunities based on the scope and complexity of executive roles.

For executive compensation benchmarking purposes, we focus on large global companies that have a substantial corporate presence in the southeastern United States with whom Novelis may compete for executive talent, as well as other major companies in the manufacturing and materials sectors having revenues in excess of $2 billion. The companies that comprise our peer group may change from year to year as a result of merger and acquisition activity or revenue growth of relevant companies that moves such companies into consideration. The

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peer group considered in management’s most recent compensation competitive analysis consisted of the following companies:

Air Products & Chemicals Inc.	Genuine Parts Co	Southern Company
Alcoa Corp	International Paper Company	Steel Dynamics
Arconic Corp	Newell Brands Inc.	United States Steel Corp
Ball Corp	Nucor Corporation	WestRock Company
Crown Holdings	PPG Industries Inc.
Eastman Chemical Co	Reliance Steel & Aluminum Co

The Committee retains discretion to set an individual executive’s compensation in recognition of the need for flexibility under a particular circumstance. As a result, compensation for an executive may differ significantly from the survey or peer group data and may be influenced by factors including past performance, experience and potential, retention needs, job position and/or tenure. In addition, macroeconomic conditions may influence compensation decisions, including incentive pay decisions, as the Committee aligns its focus with the financial needs of the business in times of distress.

Objectives and Design of Our Compensation Program

Our executive compensation program is designed to attract, retain, and reward talented executives who will contribute to our long-term financial and operational success and thereby build value for our shareholder. The program is organized around three fundamental principles:

•

Provide Total Cash and Total Direct Compensation Opportunities that are Competitive: To enable us to attract, motivate and retain qualified executives to build long-term shareholder value, total cash compensation (base pay plus annual short-term incentives) and total direct compensation (total cash compensation plus the value of long-term incentives) should be targeted at levels to be market competitive and also be appropriately positioned within the Company to ensure internal equity based on the scope and complexity of the role as it is designed at the Company.

•

A Substantial Portion of Total Direct Compensation Should be at Risk because it is Performance-Based: We believe an executive’s actual compensation should be linked directly to the Company’s financial performance and each individual’s personal contribution. Consequently, a substantial portion of an executive’s total direct compensation should be at risk, with amounts that are paid dependent on actual performance against pre-established objectives for both the individual and financial goals of the Company. The portion of an individual’s total direct compensation that is based upon these performance objectives and financial goals should increase as the individual’s business responsibilities and job scope increase. Additionally, performance that exceeds target goals should be appropriately rewarded and aligned with prevalent market practices.

•

A Substantial Portion of Total Direct Compensation Should be Delivered in the Form of Long-Term Performance Based Awards: We believe a long-term stake in the sustained financial performance of Novelis effectively aligns executive and shareholder interests and provides motivation for enhancing shareholder value.

Key Elements of Our Compensation Program

Our compensation program consists of four key elements: base pay, short-term (annual) incentives, long-term incentives, and employee benefits. The Committee reviews these compensation elements annually. The Committee also compares the competitiveness of these key elements to companies in our peer group and/or to available compensation survey market data. Our objective for named executive officer compensation is to be at or near the market median (50th percentile) for both target total cash compensation and total direct compensation.

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Base Pay. Based on market practices, we believe it is appropriate that a minimum portion of total direct compensation be provided in a form that is fixed and recognizes individual responsibilities, experience and performance. Any changes in base salaries are generally effective July 1, unless an executive is promoted or assumes a new role during the fiscal year.

Short-Term (Annual) Cash Incentives. We believe that an annual incentive opportunity is necessary to attract, retain and reward our executives. Our philosophy concerning annual incentive program design for executives is based on the guiding values below:

•	Annual incentives should be directly linked with and clearly communicate the strategic priorities approved by our board of directors.

•	Annual incentives should be primarily weighted on the achievement of Company-wide financial goals.

•	Annual incentives should be at-risk, and there should be a minimum financial performance threshold that must be attained to receive any payout.

•

Performance goals should be sufficiently ambitious to drive enterprise value creation but also be based on metrics that executives can meaningfully influence over the annual time frame, and payouts should not be concentrated on a single metric.

•	Annual incentives (as a percent of base salary) should be comparable with opportunity payouts of executives in other benchmark companies or industries.

•

The Committee retains the discretion to adjust, up or down, annual incentives earned based on Company financial performance or business uncertainties that may arise in a particular fiscal year as well as the Committee’s subjective assessment of individual performance.

Our Committee and board of directors, after input from management, normally approve our fiscal year annual incentive plan (“AIP”) targets during the first quarter of the fiscal year and communicate the approved plan to eligible participants. The performance benchmarks historically have been tied to four key metrics: (i) the Company’s Adjusted EBITDA; (ii) the Company’s Adjusted Free Cash Flow; (iii) the executive’s individual performance in recognition of each individual’s unique job responsibilities and annual objectives; and (iv) global safety.

“Adjusted EBITDA” generally means Adjusted EBITDA as used elsewhere in this prospectus, reduced by the impact from re-measuring to current exchange rates any monetary assets and liabilities which are denominated in a currency other than the functional currency of the reporting unit, net of realized and unrealized derivative instruments, and adjusted by the impact on cost of working capital management activities versus budget levels (including working capital financing, the cost of certain derivatives and supply chain factoring). “Adjusted Free Cash Flow” generally means Adjusted Free Cash Flow as used elsewhere in this prospectus, as further adjusted for the impact of timing differences in the pass-through of metal price changes to our customers, net of realized derivative instruments, and other special or non-recurring items. “Global safety” is generally based on the metric of days away from work, which is based on a standard OSHA calculation. Each AIP metric normally will have a threshold, target and maximum payout, which for 2022 was as follows:

Measure	Threshold	Target	Maximum
Adjusted EBITDA	60%	100%	200%
Adjusted Free Cash Flow	37.5%	100%	200%
Global Safety	50%	100%	200%
Individual Performance	Varies between 0% and 200%, based on the individual’s annual rating

Performance results between threshold level and target level or between target level and maximum level are determined by means of straight-line interpolation. As an additional overriding condition, overall Novelis

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Adjusted EBITDA performance for the fiscal year must be at least 75% of the fiscal year target in order for a bonus to be payable. Although the Committee has the discretion to adjust an AIP payout either up or down from the payout amount determined based on the attainment of performance goals, no adjustments were made to the fiscal year 2022 payouts.

The table below displays the 2022 AIP performance objectives and their weighting, targeted performance and actual performance. The “2022 AIP Bonus” column in the table below shows the final amounts to be paid under our 2022 AIP, which are also shown in the Summary Compensation Table.

Name	Target Bonus as Percentage of Salary	Performance Objective		Performance Weighting	Targeted Performance	Actual Performance	2022 AIP Bonus ($)

Steven Fisher	130%	Adjusted EBITDA		40%	$2,117,000	$2,024,000	505,003
		Adjusted Free Cash Flow	(1)	35%	$1,540,000	$1,183,000	147,307
		Personal Performance		15%	100%	100%	214,500
		Safety	(2)	10%	0.13	0.15	—

Devinder Ahuja	85%	Adjusted EBITDA		40%	$2,117,000	$2,024,000	199,137
		Adjusted Free Cash Flow	(1)	35%	$1,540,000	$1,183,000	58,087
		Personal Performance		15%	100%	100%	84,584
		Safety		10%	0.13	0.15	45,111

Sachin Satpute	60%	Adjusted EBITDA		40%	$2,117,000	$2,024,000	89,529
		Adjusted Free Cash Flow	(1)	35%	$1,540,000	$1,183,000	26,115
		Personal Performance		15%	100%	100%	38,028
		Safety		10%	0.13	0.15	20,281

HR Shashikant	60%	Adjusted EBITDA		40%	$2,117,000	$2,024,000	113,361
		Adjusted Free Cash Flow		35%	$1,540,000	$1,183,000	47,238
		Personal Performance		15%	100%	200%	96,300
		Safety		10%	0.13	0.15	25,680

Emilio Braghi	65%	Adjusted EBITDA		40%	$2,117,000	$2,024,000	117,784
		Adjusted Free Cash Flow	(1)	35%	$1,540,000	$1,183,000	34,357
		Personal Performance		15%	100%	120%	60,034
		Safety		10%	0.13	0.15	26,682

(1)

For Messrs. Fisher, Ahuja , Satpute and Braghi, Adjusted Free Cash Flow is subject to an inventory days modifier. The payout for the Adjusted Free Cash Flow measure may increase or decrease by up to 30% based on performance against inventory targets. For fiscal year 2022, the inventory modifier reduced the payout of the Adjusted Free Cash Flow portion of the AIP bonus by 30%.

(2)

For Mr. Fisher, payout for the entire global safety performance metric for the region in which the fatality occurs will be 0% if a fatality occurs during fiscal year 2022. Because a fatality occurred in fiscal year 2022, the safety portion of Mr. Fisher’s AIP bonus was $0.

The AIP provides that a prorated bonus is payable on an executive’s death, disability or “retirement” (which means a termination after reaching age 65 or attaining age and years of service greater than or equal to 65 with a minimum age of 55), on an involuntary termination of employment following a “change in control” of the Company or the executive’s involuntary termination without cause. On any other termination of employment,

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Pursuant to 17 C.F.R. Section 200.83

unvested awards are forfeited. “Change in control” generally means: (i) acquisition of 35% or more of the outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; (ii) replacement of a majority of the members of the Board during any 12-month period; (ii) merger or consolidation of the Company with any other entity not affiliated with the Aditya Birla Group; or (iii) the sale or disposition of all or substantially all of the Company’s assets.

Long-Term Incentives. We believe a long-term incentive program that comprises a substantial portion of each executive’s total direct compensation opportunity is necessary to reward our executives and is consistent with market practices. Our philosophy concerning long-term incentive design for executives is based on the guiding values below:

•	Long-term incentives should motivate achievement of long-term strategic and financial goals and incentivize actions that are intended to create sustainable value for our shareholder.

•	Long-term incentives should be designed to retain valuable executive talent.

•	Long-term incentives should create a clear and understandable platform for wealth creation that is tied closely with the long-term performance of Novelis and our shareholder.

•	A majority of the long-term incentive award value should be at risk and tied to financial performance.

•	Vesting schedules should span several years to reward long-term service.

•	The value of long-term incentives as a percent of salary should be competitive with opportunity payouts of executives in other benchmark companies or industries.

The Committee approved a long-term incentive plan (“LTIP”) covering fiscal years 2022 through 2024. Consistent with prior fiscal years, the Committee determined that LTIP payouts should continue to be tied equally to Hindalco stock performance and to Novelis-specific performance over a three-year performance cycle. The Committee also determined that the following long-term incentive forms of award should continue to be used: Hindalco stock appreciation rights (“Hindalco SARs”), Hindalco restricted stock units (“Hindalco RSUs”) and Novelis Performance Units (“Novelis PUs”).

Hindalco SARs normally comprise 20% of the executive’s LTIP opportunity, have seven-year terms and vest at a rate of 33.33% per year measured from the initial grant date, provided that the executive remains in service with the Company through the applicable vesting date (except as provided below), and further provided the Company achieves the 75% Adjusted EBITDA threshold for the year. If the 75% Adjusted EBITDA threshold is not achieved, then the portion of the Hindalco SARs that would otherwise vest for that year will be forfeited. For fiscal year 2022, the 75% Adjusted EBITDA threshold was achieved. Each Hindalco SAR is to be settled in cash at the time of exercise based on the appreciation in value of one Hindalco share from the date of award through the date of exercise, based on the average of the high and low prices of a Hindalco share, as published by the Bombay Stock Exchange on the exercise date. Payout of Hindalco SARs upon exercise is limited to three times the award value as of the date of grant. Hindalco SARs do not transfer any shareholder rights to a participant, either at the time of grant or upon settlement, and dividend equivalents are neither accumulated nor paid at any time.

Hindalco RSUs normally comprise 30% of the executive’s LTIP opportunity. Hindalco RSUs are designed as retention incentives and vest at a rate of 33.33% per year, measured from the date of the award, provided that the executive remains in service with the Company through the applicable vesting date (except as provided below), and are not subject to performance criteria. Each Hindalco RSU will be settled in cash within two fiscal quarters following vesting, based on the average of the high and low prices of a Hindalco share, as published by the Bombay Stock Exchange on the vesting date. Payout of Hindalco RSUs upon vesting is also limited to three times the award value as of the date of grant. Hindalco RSUs do not transfer any shareholder rights to a participant, either at the time of grant or upon settlement, and dividend equivalents are neither accumulated nor paid at any time.

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Novelis PUs comprise the remaining portion of the executive’s LTIP and vest on the third anniversary following the date of award subject to the executive’s continued service with the Company through such date (except as provided below). Following the close of the three-year performance period, the number of units earned will be calculated based on the Company’s average return on capital employed or “ROCE” (which is the Company’s net operating profit after tax divided by the fiscal year average capital employed, which means book debt, plus book equity, plus goodwill impairment, less certain cash and plus new impairment impacting equity) over the performance period. Actual payout will range from 50% (threshold), 100% (target) to 200% (maximum) of target award value, based on actual results, and will be paid in cash. Performance results between threshold level and target level or between target level and maximum level are determined by means of straight line interpolation. In the event that the Company completes a significant strategic transaction during the performance period, the Committee may modify the ROCE targets. Novelis PUs are settled in cash within two fiscal quarters following vesting and Committee approval of performance, but in no event later than March 15th of the year following the end of the performance period.

Currently, there are three outstanding three-year performance cycles for the Novelis PUs as follows: April 1, 2020 to March 31, 2023, April 1, 2021 to March 31, 2024 (these grants are reported in the Grants of Plan-Based Awards in Fiscal 2022 below) and April 1, 2022 to March 31, 2025. The ROCE target for the Novelis PUs with a performance period beginning April 1, 2019 and ending March 31, 2022 was 11.4%. The Committee determined that, for the Novelis PUs with a performance period beginning April 1, 2019 and ending March 31, 2022, ROCE was achieved at 13.8%. The payouts of the Novelis PUs with an April 1, 2019 to March 31, 2022 performance cycle are reported in the Summary Compensation Table below as the “2019 LTIP.”

Hindalco SARs, Hindalco RSUs and Novelis PUs will be treated as follows on an executive’s termination of employment or in connection with a change in control:

•

Death or Disability. On an executive’s death or disability, all unvested Hindalco SARs will vest and remain exercisable for one year (but not beyond the Hindalco SAR’s term), and all Hindalco RSUs will become vested and settle immediately. All Novelis PUs will vest on a prorated basis and be settled.

•

Retirement. On an executive’s “retirement” (which is has the same meaning as “retirement” under the AIP) after the first anniversary of the grant date, all unvested Hindalco SARs will continue to vest and remain exercisable until the third anniversary of the retirement date, and all vested Hindalco SARs are exercisable until the end of the term. If the executive’s retirement is before the first anniversary of the grant date, all unvested Hindalco SARs are forfeited. All Hindalco RSUs vest on a prorated basis, and all vested Hindalco RSUs will be settled. All Novelis PUs vest on a prorated basis and are settled at the end of the performance period, subject to achievement of the performance thresholds.

•

Change in Control. On a “change in control,” all Hindalco SARs and Hindalco RSUs will vest and be cashed out (with respect to Hindalco SARs) or settled (with respect to Hindalco RSUs) promptly following the change in control. Novelis PUs will vest on a prorated basis and are settled at the end of the performance period, subject to achievement of the performance thresholds. “Change in control” has the same meaning as “change in control” under the AIP.

•

Involuntary Termination Without Cause. On an executive’s involuntary termination by the Company without cause, all unvested Hindalco SARs will vest on a prorated basis and remain exercisable for 90 days (but not beyond the Hindalco SAR’s term). All Hindalco RSUs will vest on a prorated basis and vested Hindalco RSUs will be settled. All Novelis PUs will vest on a prorated basis and are settled at the end of the performance period, subject to achievement of the performance thresholds.

On any other termination of employment, unvested awards are forfeited.

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Pursuant to 17 C.F.R. Section 200.83

The table below shows the aggregate target long-term incentive of our named executive officers under the 2022 LTIP. The Indian Rupee exchange rate is fixed on the date of the LTIP award so that the awards are not subject to fluctuating currency exchange rates.

Named Executive Officer	2022 LTIP Target Award ($)
Steven Fisher	6,500,000
Devinder Ahuja	1,300,000
Sachin Satpute	650,000
HR Shashikant	758,340
Emilio Braghi	812,500

Employee Benefits. Our named executive officers are eligible to participate in our broad-based retirement, health and welfare, and other employee benefit plans on the same basis as other Company employees. In addition to these broad-based plans, some of our named executive officers may be eligible to participate in our non-qualified retirement plan, as described below, which is designed to provide levels of retirement benefits that are limited under broad-based retirement plan caps mandated by certain regulatory restrictions. Our named executive officers are also eligible for certain limited personal benefits, such as a car allowance, Company-paid executive life insurance, payment of certain expatriate expenses, tax payments for foreign assignments, a home security system, an executive physical, and tax preparation services, which we may provide through an executive flexible allowance for use at the discretion of the executive. We do not view our executive personal benefits as a significant element of our overall compensation structure. See the All Other Compensation column and related footnotes to the Summary Compensation Table for further information about personal benefits.

Employment-Related Agreements

Change in Control Severance. Each of our named executive officers is a participant in the Novelis Inc. Change in Control Severance Plan (the “CIC Plan”). The Plan was adopted effective July 1, 2018. Under the CIC Plan, the executive will be entitled to certain payments and benefits if the executive’s employment is terminated by the Company without “cause,” or by the executive for “good reason,” within three months before or 24 months following a “change in control” of the Company. The CIC Plan provides that the executive will receive, in addition to accrued amounts:

•	Payment equal to two times annual base salary and the executive’s target AIP;

•	Payment of the executive’s target short-term incentive (prorated, as applicable) for the year of termination;

•

Payment to assist with post-employment medical coverage equal to 24 months of the full monthly premium charged for coverage under the Company’s group medical plan at the executive’s then-current level of coverage;

•	Continuation of coverage under the Company’s group life insurance plan for a period of 24 months;

•

24 months of additional credit for benefit accrual or contribution purposes, if applicable, under the Company’s tax-qualified and non-qualified retirement plans, which equals the expected contributions that the Company would make to its qualified and non-qualified retirement plans in which the executive participates for 12 months following termination of employment, as determined by the Company; and

•	Accelerated vesting, if applicable, under the Company’s retirement plans.

Such severance payments and benefits are conditioned on the executive executing a release of claims in favor of the Company. “Cause” generally means: (i) conviction of any crime constituting a felony; (ii) willful and

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material violation of the Company’s policies including, but not limited to, those relating to sexual harassment and confidential information; (iii) willful misconduct in the performance of duties; or (iv) willful failure or refusal to perform the executive’s material duties and responsibilities which is not remedied within 10 days after written demand. “Good reason” generally means, without the executive’s written consent and subject to certain notice and cure rights of the Company: (i) a material reduction in the executive’s position, duties, reporting relationships, responsibilities, authority, or status within the Company; (ii) a reduction in base salary and target short-term and long-term incentive opportunities; (iii) any requirement to relocate more than 50 miles from the area in which the executive regularly performs his or her duties for the Company; or (iv) any material failure of the Company to comply with its obligations under the CIC Plan. “Change in control” generally means: (i) acquisition of 35% or more of the outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; (ii) replacement of a majority of the members of the Board during any 12-month period; (ii) merger or consolidation of the Company with any other entity not affiliated with the Aditya Birla Group; (iii) complete liquidation or dissolution; or (iv) the sale or disposition of all or substantially all of the Company’s assets.

Severance Compensation Arrangements. We have entered into offer letters with Mr. Fisher and Mr. Ahuja which provide that the executive will be entitled to certain payments and benefits if his employment is involuntarily terminated by the Company without “cause” or by the executive for “good reason,” whether or not in connection with a change in control of the Company. If Mr. Fisher or Mr. Ahuja is involuntarily terminated, then he will receive:

•	Severance amounts payable in a lump sum equal to two times (for Mr. Fisher) or 1.5 times (for Mr. Ahuja) annual base salary and the executive’s target AIP;

•

Cash lump sum amount to assist the executive with post-employment medical continuation coverage equal to the COBRA premium charged under the Company’s group medical plan for 12 months, adjusted using an assumed tax rate of 40%;

•	Continuation of coverage under the Company’s group life insurance plan for a period of 12 months;

•

12 months of additional credit for benefit accrual or contribution purposes, if applicable, under the Company’s tax-qualified and non-qualified retirement plans, which equals the expected contributions that the Company would make to its qualified and non-qualified retirement plans in which the executive participates for 12 months following the change in control, as determined by the Company; and

•	Accelerated vesting, if applicable, under the Company’s retirement plans.

“Cause” and “good reason” generally have the same meanings as in the CIC Plan, except that a required relocation is not a “good reason” event under the offer letters. Each agreement also contains a non-competition and non-solicitation provision, which prohibits the executive from competing with us or soliciting our customers, suppliers or employees for a period of 24 months following termination of employment. An executive is required to sign a general release of claims against the Company as a condition to receiving the payments and benefits described above.

We have also entered into an offer letter with Emilio Braghi that provides that the Company will pay his moving expenses in accordance with the Company’s domestic and foreign policy for Mr. Braghi, his family and his household goods and furniture if his employment is terminated by Mr. Braghi for good reason or at the Company’s option.

See the Potential Payments Upon Termination or Change in Control table below for further information.

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Compensation Risk Assessment

The Committee reviewed the Company’s executive compensation policies and practices relating to the current fiscal year, and determined that the Company’s executive compensation programs are not reasonably likely to have a material adverse effect on the Company. Our compensation programs contain design features that mitigate the incentive for our employees, including named executive officers, to take unreasonable risks in managing the business, which include:

•	An appropriate balance between short-term and long-term incentive compensation with multiple time horizons;

•	Short-term incentives that require minimum financial performance to achieve any payouts and also have a maximum payout limitation;

•	Short-term incentive payouts that are tied to multiple performance factors with no one performance factor having excessive weighting;

•	Long-term incentives with multi-year vesting schedules, which reward employees for long-term performance;

•

Goals that are not unreasonable and that are approved by the Committee on an annual basis and goals with no excessive payout opportunities at certain performance levels that may encourage short-term decisions and actions to meet payout thresholds;

•

Oversight of the compensation programs by the Committee and multiple functions within the Company and at various levels within the functions to gain different viewpoints and prevent a small number of people to be exclusively involved in compensation decisions; and

•	Advice from expert outside advisors regarding the design of the compensation program.

Based on its review, the Committee determined that the Company’s compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

Summary Compensation Table

The table below sets forth information regarding compensation for our named executive officers for fiscal year 2022 and the two prior fiscal years, as applicable. Any amounts paid to our named executive officers in a foreign currency are reflected in the table below and elsewhere in U.S. dollars, as adjusted by the March 31, 2022 exchange rate.

Name	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Options Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
Steven Fisher	2022	1,127,308	—	1,740,000	1,860,000	4,366,810	(3)	—	307,119	9,401,237
	2021	1,050,000	—	1,590,000	1,060,000	4,880,730		—	293,218	8,873,948
	2020	1,035,577	—	1,440,000	1,460,000	5,030,096		—	280,734	9,246,407

Devinder Ahuja	2022	675,895	—	330,000	420,000	1,066,919	(4)	—	108,345	2,601,159
	2021	620,000	—	300,000	200,000	1,143,994		—	157,386	2,421,380
	2020	608,461	—	300,000	200,000	1,204,598		—	226,482	2,539,541

Sachin Satpute	2022	418,464	—	195,000	130,000	723,953	(5)	41,756	1,302,319	2,811,492
	2021	406,275	—	180,000	120,000	772,269		42,534	823,071	2,344,149
	2020	367,337	—	180,000	120,000	782,162		39,434	607,553	2,096,486

HR Shashikant	2022	545,077	—	227,502	151,668	782,579	(6)	—	179,913	1,886,739
	2021	487,198	—	210,000	140,000	810,600		—	561,202	2,209,000
	2020	452,931	—	180,000	120,000	834,021		—	481,250	2,068,202

133

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Options Awards ($)(1)	Non-Equity Incentive Plan Compensation ($) [4]		Change in Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
Emilio Braghi	2022	510,846	—	243,750	162,500	938,857	(7)	—	228,371	2,084,324
	2021	504,039	—	225,000	150,000	810,901		—	252,172	1,942,112
	2020	484,104	—	225,000	150,000	906,168		—	467,154	2,232,426

(1)

These amounts reflect the grant date fair value of the Hindalco RSUs and Hindalco SARs granted under our LTIP, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found under the captions “Share-Based Compensation” in Note 14 to our audited annual consolidated financial statements included elsewhere in this prospectus.

(2)	The amounts shown in this column reflect the values from the All Other Compensation table below.
(3)	This amount includes the cash awards to be paid to Mr. Fisher as follows: $866,810 under the 2022 AIP and $3,500,000 for the Novelis PUs granted under our 2019 LTIP.
(4)	This amount includes the cash awards to be paid to Mr. Ahuja as follows: $386,919 under the 2022 AIP and $680,000 for the Novelis PUs granted under our 2019 LTIP.
(5)	This amount includes the cash awards to be paid to Mr. Satpute as follows: $173,953 under the 2022 AIP and $550,000 for the Novelis PUs granted under our 2019 LTIP.
(6)	This amount includes the cash awards to be paid to Mr. Shashikant as follows: $282,579 under the 2022 AIP and $500,000 for the Novelis PUs granted under our 2019 LTIP.
(7)	This amount includes the cash awards to be paid to Mr. Braghi as follows: $238,857 under the 2022 AIP and $700,000 for the Novelis PUs granted under our 2019 LTIP.

All Other Compensation Table

Name	Company Contribution to Defined Contribution Plans and Non-qualified Plans ($)		Group Life Insurance ($)(1)	Relocation, Assignee and Housing Related Payments ($)		Other Perquisites and Personal Benefits ($)		Other Payments ($)	Total ($)
Steven Fisher	236,308	(2)	5,040	—		65,771	(3)	—	307,119
Devinder Ahuja	52,453	(4)	3,345	—		52,547	(5)	—	108,345
Sachin Satpute	—		—	1,277,289	(6)	25,030	(7)	—	1,302,319
HR Shashikant	55,914	(8)	2,696	14,061	(9)	107,242	(10)	—	179,913
Emilio Braghi	99,578	(11)	—	17,550	(12)	111,243	(13)	—	228,371

(1)	This amount represents additional Company-paid life insurance for named executive officers beyond the regular employee coverage.
(2)

This amount represents: (i) $32,204, which is the amount the Company contributed to the Novelis Savings and Retirement Plan (a tax-qualified defined contribution plan) equal to 9.5% of Mr. Fisher’s compensation; and (ii) $204,104, which is the amount the Company contributed to the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan equal to 9.5% of Mr. Fisher’s compensation that exceeded the U.S. Internal Revenue Code pensionable compensation limit ($290,000 for the 2021 calendar year).

(3)	This amount includes $62,308 for an executive flexible allowance. The remaining amount is for a home security system.
(4)

This amount represents: (i) $18,836, which is the amount the Company contributed to the Novelis Savings and Retirement Plan (a tax-qualified defined contribution plan) equal to 9.5% of Mr. Ahuja’s compensation; and (ii) $33,617, which is the amount the Company contributed to the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan equal to 9.5% of Mr. Ahuja’s compensation that exceeded the U.S. Internal Revenue Code pensionable compensation limit ($290,000 for the 2021 calendar year).

(5)	This amount includes $51,923 for an executive flexible allowance. The remaining amount is for a home security system.

134

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

(6)	This amount includes $108,566 for expatriate expenses, $1,139,533 related to tax payments for foreign assignment and $29,190 for home leave trips.
(7)	This amount includes payments for an auto lease, Korean national pension and Hindalco medical insurance.
(8)

This amount represents: (i) $27,279, which is the amount the Company contributed to the Novelis Savings and Retirement Plan (a tax-qualified defined contribution plan) equal to 9.5% of Mr. Shashikant’s compensation; and (ii) $28,635, which is the amount the Company contributed to the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan equal to 9.5% of Mr. Shashikant’s compensation that exceeded the U.S. Internal Revenue Code pensionable compensation limit ($290,000 for the 2021 calendar year).

(9)	This amount includes $6,268 for expatriate expenses and $7,793 related to tax payments for foreign assignment.
(10)	This amount includes $49,846 for an executive flexible allowance and $56,676 for tax planning/preparation. The remaining amount is for a home security system.
(11)

This amount represents: (i) $24,312, which is the amount the Company contributed to the Gemini Basis Plan (a tax-qualified defined contribution plan) equal to 12% of Mr. Braghi’s compensation; and (ii) $75,266, which is the amount the Company contributed to the Gemini Supplemental Plan (a tax-qualified defined contribution plan) equal to 18% of Mr. Braghi’s compensation.

(12)	This amount includes $17,550 related to tax payments for foreign assignment.
(13)

This amount includes $29,007 related to the payment of expatriate health care coverage, and the remaining amount includes payments for: an auto lease and auto insurance, a fuel allowance, a Swiss child and family allowance, Company-paid lunches, certain health care coverage costs, long-term sickness coverage, a one-time COVID-related payment, a gross-up for social security, Company car contribution, and voluntary accident insurance coverage.

Grants of Plan-Based Awards in Fiscal Year 2022

The table below sets forth information regarding grants of plan-based awards made to our named executive officers during fiscal year 2022. The awards comprise cash awards under the AIP, Hindalco SARs, Hindalco RSUs and Novelis PUs. The amounts reported in the table were converted from Indian Rupees to U.S. dollars using the exchange rate on the grant date.

Name	Award Type	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
			Threshold ($)	Target ($)	Maximum ($)
Steven Fisher	AIP	6/8/2021	602,388	1,430,000	2,860,000	—	—	—	—
	Hindalco RSU	6/8/2021	—	—	—	326,626	—	—	1,740,000
	Hindalco SAR	6/8/2021	—	—	—	—	843,361	5.33	1,860,000
	Novelis PU	6/8/2021	1,450,000	2,900,000	5,800,000	—	—	—	—

Devinder Ahuja	AIP	6/8/2021	237,539	563,890	1,127,780	—	—	—	—
	Hindalco RSU	6/8/2021	—	—	—	61,947	—	—	330,000
	Hindalco SAR	6/8/2021	—	—	—	—	190,437	5.33	420,000
	Novelis PU	6/8/2021	275,000	550,000	1,100,000	—	—	—	—

Sachin Satpute	AIP	6/8/2021	106,794	253,516	507,032	—	—	—	—
	Hindalco RSU	6/8/2021	—	—	—	36,605	—	—	195,000
	Hindalco SAR	6/8/2021	—	—	—	—	58,945	5.33	130,000
	Novelis PU	6/8/2021	162,500	325,000	650,000	—	—	—	—

HR Shashikant	AIP	6/8/2021	135,221	321,000	642,000	—	—	—	—
	Hindalco RSU	6/8/2021	—	—	—	42,706	—	—	227,502
	Hindalco SAR	6/8/2021	—	—	—	—	68,770	5.33	151,668
	Novelis PU	6/8/2021	189,585	379,170	758,340	—	—	—	—

135

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	Award Type	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
			Threshold ($)	Target ($)	Maximum ($)
Emilio Braghi	AIP	6/8/2021	140,497	333,524	667,048	—	—	—	—
	Hindalco RSU	6/8/2021	—	—	—	45,756	—	—	243,750
	Hindalco SAR	6/8/2021	—	—	—	—	73,681	5.33	162,500
	Novelis PU	6/8/2021	203,125	406,250	812,500	—	—	—	—

(1)	Figures reflect the grant date fair value of the equity awards reported in the previous columns determined pursuant to FASB ASC Topic 718.

Outstanding Equity Awards as of March 31, 2022

The following table provides information with respect to unexercised Hindalco SARs, whether vested or unvested, and unvested Hindalco RSUs held by our named executive officers as of March 31, 2022. The amounts reported in the table were converted from Indian Rupees to U.S. dollars using the exchange rate on the grant date.

		Hindalco SARs				Hindalco RSUs
Name	LTIP Year	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Steven Fisher	FY2022(1)	—	843,361	5.33	6/8/2028	326,626	2,617,960
	FY2021(2)	—	1,607,773	1.56	5/6/2027	615,270	2,879,997
	FY2020(3)	—	417,862	2.87	5/6/2026	167,327	1,410,062

Devinder Ahuja	FY2022(1)	—	190,437	5.33	6/8/2028	61,947	496,515
	FY2021(2)	—	220,243	1.56	5/6/2027	128,182	600,003
	FY2020(3)	—	57,241	2.87	5/6/2026	34,859	293,756

Sachin Satpute	FY2022(1)	—	58,945	5.33	6/8/2028	36,605	293,395
	FY2021(2)	—	132,146	1.56	5/6/2027	76,909	360,001
	FY2020(3)	—	34,345	2.87	5/6/2026	20,915	176,250

HR Shashikant	FY2022(1)	—	68,770	5.33	6/8/2028	42,706	342,295
	FY2021(2)	—	154,170	1.56	5/6/2027	89,727	420,000
	FY2020(3)	—	34,345	2.87	5/6/2026	20,915	176,250

Emilio Braghi	FY2022(1)	—	73,681	5.33	6/8/2028	45,756	366,742
	FY2021(2)	—	165,182	1.56	5/6/2027	96,136	450,000
	FY2020(3)	—	42,930	2.87	5/6/2026	26,144	220,315

(1)	Represents awards granted on June 8, 2021 that vest in equal installments on each of June 8, 2022, June 8, 2023 and June 8, 2024.
(2)	Represents awards granted on May 6, 2020 that vest in equal installments on each of May 6, 2021, May 6, 2022 and May 6, 2023.
(3)	Represents awards granted on May 6, 2019 that vest in equal installments on each of May 6, 2020, May 6, 2021 and May 6, 2022.

136

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Option Exercises and Stock Vested in Fiscal Year 2022

The table below sets forth the information regarding Hindalco SARs that were exercised and Hindalco RSUs that were settled during the fiscal year. The amounts reported in the table were converted from Indian Rupees to U.S. dollars using the exchange rate on the last day of the month before the award was settled.

	Hindalco SARs		Hindalco RSUs
Name	Number of Shares Acquired on Exercise, but Settled in Cash (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting, but Settled in Cash (#)	Value Realized on Vesting ($)(2)
Steven Fisher	2,733,629	9,179,996	576,195	2,906,553
Devinder Ahuja	341,755	959,484	118,620	597,761
Sachin Satpute	209,977	690,002	75,280	381,127
Emilio Braghi	157,433	372,944	94,460	478,378
HR Shashikant	319,661	1,030,003	80,242	403,212

(1)

The dollar amount realized on exercise is determined by multiplying the number of shares of stock underlying the Hindalco SARs being exercised by the fair market value of Hindalco stock underlying the Hindalco SARs on the exercise date, less the exercise price. The fair market value of the Hindalco stock is based on the average of the high and low prices of a Hindalco share, as published by the Bombay Stock Exchange on the exercise date. If a Hindalco SAR is exercised when the Bombay Stock Exchange is closed, then the closing price on the preceding date the Bombay Stock Exchange was open is used

(2)

The dollar amount realized on vesting is determined by multiplying the number of shares of stock underlying the Hindalco RSUs that vested during the 2022 fiscal year by the fair market value of Hindalco stock underlying the Hindalco RSUs on the vesting date. The fair market value of the Hindalco stock is based on the average of the high and low prices of a Hindalco share, as published by the Bombay Stock Exchange on the vesting date. If a Hindalco RSU becomes vested when the Bombay Stock Exchange is closed, then the value of each Hindalco RSU will be the average of the next available day’s high and low prices.

Pension Benefits in Fiscal Year 2022

The table below sets forth information regarding the present value as of March 31, 2022 of the accumulated benefits of our named executive officers under our defined benefit pension plans (both qualified and non-qualified).

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Sachin Satpute	Asia Defined Benefits	6	205,379	205,379

Non-Qualified Deferred Compensation

This table summarizes contributions and earnings under the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan for fiscal year 2022. The plan is an unfunded, non-qualified defined contribution plan for U.S. tax purposes. The plan provides eligible executives with the opportunity to voluntarily defer, on a pre-tax basis, 75% of their base salary and annual incentive pay (including the AIP bonus (not to exceed 100% of target) and up to 75% of the payout from settled PUs) that otherwise may not be deferred under the Company’s tax-qualified savings plan due to limitations under the U.S. Internal Revenue Code. The plan also provides eligible U.S. executives with Company non-elective and matching contribution credits which they are restricted from receiving under the tax-qualified savings plan due to those same limitations.    For fiscal year 2022, the Company contributed to the Novelis Corporation Defined Contribution Supplemental Executive Retirement Plan an amount equal to 9.5% of participants’ compensation that exceeded the U.S. Internal Revenue Code pensionable compensation limit ($290,000 for the 2021 calendar year). Participants elect to notionally invest their account balances among a variety of investment options in an array of asset classes, and earnings are

137

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

based on the equivalent returns from the elected investment options. Because the plan does not provide above market, fixed rates of return, earnings under the plan are not included in the “Summary Compensation Table” above. Accounts are payable on a date specified by the participant or upon the participant’s separation from service. Participants elect the form of distribution of their accounts at enrollment, which distributions may be paid in a lump sum or annual installments from two to five years. Company contributions vest after three years of service but become 100% vested upon a participant’s death or disability, a change in control or a permanent workforce reduction. Participants’ accounts attributable to Company contributions are paid in five annual installments or a lump sum, depending on the value of the account.

Name	Elective Contributions in Last Fiscal Year ($)(1)	Employer Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(4)
Steven Fisher	—	204,104	75,334	—	2,197,156
Devinder Ahuja	1,009,222	33,617	20,951	—	1,483,395
HR Shashikant	600,000	28,635	11,337	—	1,390,923

(1)	The amounts reported in this column are also included in the Summary Compensation Table above.
(2)	The amounts reported in this column are also included in the “All Other Compensation” column in the Summary Compensation Table above.
(3)	None of the amounts reported in this column are reported in the Summary Compensation Table because the Company does not pay above-market or preferential earnings on deferred compensation.
(4)

The amounts reported in this column include amounts reported in the Summary Compensation Table and amounts previously reported in the Summary Compensation Table for previous years when earned if the named executive officer’s compensation was required to be disclosed in a previous year. Amounts previously reported in such years may include previously earned, but deferred, salary, AIP bonuses and Novelis PUs.

Potential Payments Upon Termination or Change in Control

This section provides an estimate of the payments and benefits that would be paid to certain of our named executive officers as of March 31, 2022, upon: (i) voluntary termination, (ii) involuntary termination of employment by the Company without cause or by the executive for good reason, (iii) involuntary termination of employment by the Company without cause or by the executive for good reason in connection with a change in control, as provided in the CIC Plan or (ii) upon the executive’s death or disability. This section, however, does not reflect any payments or benefits that would be paid or provided to our salaried employees generally, including, for example, accrued salary and vacation pay, regular retirement plan benefits, or normal retirement, death or disability benefits that are payable under plans that do not discriminate in favor of the named executive officers in scope, terms or operation. See Employment-Related Agreements above for a discussion of change in control and severance compensation arrangements for our named executive officers.

Name	Type of Payment	Voluntary Termination by Executive ($)	Termination by us without Cause ($)	Termination in Connection with CIC by us without Cause or by Executive for Good Reason ($)	Death or Disability ($)
Steven Fisher	Short-Term Incentive Pay(2)	866,810	866,810	866,810	866,810
	Long-Term Incentive Plan(3)	—	13,838,406	18,013,266	18,013,266
	Severance(4)	—	3,000,000	5,060,000	—
	Retirement plans(5)	—	236,308	472,615	—
	Lump sum cash payment for continuation of health coverage (6)	—	43,285	51,942	—
	Continued group life insurance coverage (7)	—	5,040	10,080	—
	Total	866,810	17,989,849	24,474,713	18,880,076

138

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	Type of Payment	Voluntary Termination by Executive ($)	Termination by us without Cause ($)	Termination in Connection with CIC by us without Cause or by Executive for Good Reason ($)	Death or Disability ($)

Devinder Ahuja	Short-Term Incentive Pay(2)	386,919	386,919	386,919	386,919
	Long-Term Incentive Plan(3)	—	2,607,677	3,417,436	3,417,436
	Severance(4)	—	1,320,000	2,454,580	—
	Retirement plans(5)	—	52,453	104,906	—
	Lump sum cash payment for continuation of health coverage (6)	—	47,266	56,719	—
	Continued group life insurance coverage (7)	—	3,345	6,690	—
	Total	386,919	4,417,660	6,427,250	3,804,355

Sachin Satpute(1)	Short-Term Incentive Pay(2)	173,953	173,953	173,953	173,953
	Long-Term Incentive Plan(3)	—	547,917	547,917	547,917
	Severance	—	—	—	—
	Retirement plans	—	—	—	—
	Lump sum cash payment for continuation of health coverage	—	—	—	—
	Continued group life insurance coverage	—	—	—	—
	Total	173,953	721,870	721,870	721,870

HR Shashikant	Short-Term Incentive Pay(2)	282,579	282,579	282,579	282,579
	Long-Term Incentive Plan(3)	—	1,648,152	2,115,419	2,115,419
	Severance(4)	—	800,000	1,712,000	—
	Retirement plans(5)	—	55,914	111,829	—
	Lump sum cash payment for continuation of health coverage (6)	—	28,856	34,627	—
	Continued group life insurance coverage (7)	—	2,696	5,393	—
	Total	282,579	2,818,197	4,261,847	2,397,998

Emilio Braghi	Short-Term Incentive Pay(2)	238,857	238,857	238,857	238,857
	Long-Term Incentive Plan(3)	—	1,866,429	2,370,012	2,370,012
	Severance(4)(8)	—	513,114	1,693,276	—
	Retirement plans(5)	—	99,578	199,155	—
	Lump sum cash payment for continuation of health coverage (6)	—	36,625	36,625	—
	Continued group life insurance coverage	—	—	—	—
	Total	238,857	2,754,603	4,537,925	2,608,869

(1)	The terms of separation for Mr. Satpute, an international expatriate from the Aditya Birla Group (ABG), assume his return to employment with ABG at the conclusion of his assignment with Novelis.
(2)	These amounts represent the executive’s target AIP for the fiscal year.

139

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)

These amounts reflect the estimated value of the vested Hindalco SARs, Hindalco RSUs and Novelis PUs granted pursuant to our LTIP as follows: (i) with respect to the Hindalco SARs and Hindalco RSUs, estimated using the price per share of Hindalco stock on March 31, 2022 and (ii) with respect to the Novelis PUs, estimated using the applicable target award.

(4)	These amounts are estimates of payments that would be paid pursuant to our CIC Plan, the executive’s offer letter or local law and practice, as applicable.
(5)

The retirement benefit represents 12 months (or 24 months in the case of a change in control severance) of additional benefit accrual or contribution credit, as applicable, under our tax-qualified and nonqualified retirement plans. This benefit equals the expected contributions that the Company would make to its qualified and non-qualified retirement plans in which the executive participates for 12 months (or 24 months in the case of a change in control severance), as determined by the Company.

(6)	This amount is intended to assist the executive in paying post-employment health coverage for 12 months (or 24 months in the case of a change in control severance).
(7)	This amount represents the estimated value of 12 months (or 24 months in the case of a change in control severance) of additional coverage under our group and executive life insurance plans.
(8)

This amount includes $21,500, which is the estimated cost of moving expenses that may be payable to Mr. Braghi’s in connection with his relocation from Switzerland to Italy following termination of employment.

Director Compensation for Fiscal Year 2022

The Chairman of our board of directors is entitled to receive cash compensation equal to $250,000 per year, and the Chair of our Audit Committee is entitled to receive $175,000 per year. Each of our other directors is entitled to receive compensation equal to $150,000 per year, plus an additional $5,000 if he is a member of our Audit Committee. Directors’ fees are ordinarily paid in quarterly installments. Since July 2008, our Chairman, Mr. Birla, has declined to receive the director compensation to which he is entitled.

The table below sets forth the total compensation earned by our directors for fiscal year 2022. In addition, all directors receive reimbursement for out-of-pocket expenses associated with attending board and committee meetings.

Name	Fees Earned or Paid in Cash ($)
Kumar Mangalam Birla	—
Askaran K. Agarwala	150,000
D. Bhattacharya	155,000
Clarence J. Chandran	155,000
Gary Comerford	150,000
Thomas M. Connelly	150,000
Satish Pai	150,000
Vikas Sehgal	150,000
Donald A. Stewart	175,000

Compensation Committee Interlocks and Insider Participation

In fiscal year 2022, Clarence J. Chandran was the Chairman of the Committee. The other Committee members during all or part of the year were Mr. D. Bhattacharya, (who retired effective March 2, 2022), Mr. Askaran Agarwala, and Mr. Satish Pai. During fiscal year 2022, none of our executive officers served as:

•

a member of the Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Committee;

140

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

•	a director of another entity, one of whose executive officers served on our Committee; or

•

a member of the Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

Summary of the Incentive Plan

Prior to the completion of this offering, we will adopt an omnibus incentive plan, the Novelis, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”), which will be effective upon the completion of this offering. The following summary describes the material terms of the Incentive Plan.

Purpose

The purpose of the Incentive Plan is to provide a means through which we and our affiliates may attract and retain key personnel and to provide a means whereby certain of our and our affiliates’ directors, officers, employees, consultants and advisors (and certain prospective directors, officers, employees, consultants, and advisors) can acquire and maintain an equity interest, or be paid incentive compensation, which may be measured by reference to the value of our common shares, thereby strengthening their commitment to our and our affiliates’ welfare and aligning their interests with those of our shareholders. The Incentive Plan has been established to advance our interests by providing for the grant to participants of stock and stock-based awards.

Administration

The Incentive Plan is administered by our Compensation Committee, except with respect to matters that are not delegated to the Compensation Committee by the board of directors (whether pursuant to committee charter or otherwise). The Compensation Committee (or the board of directors, as applicable) has the discretionary authority to administer and interpret the Incentive Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured, or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the Incentive Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of the Incentive Plan or any award. The Compensation Committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to the Compensation Committee and its authorized delegates, as applicable.

Eligibility

Our employees, non-employee directors, consultants and advisors are eligible to participate in the Incentive Plan. Eligibility for stock options intended to be incentive stock options (“ISOs”) is limited to our U.S. taxpayer employees or employees of certain of our subsidiary corporations.

Authorized Shares

The Incentive Plan permits Novelis to deliver up to                common shares pursuant to awards issued under the Incentive Plan, of which up to                common shares may be delivered in satisfaction of ISOs, subject, in each case, to adjustment as provided under the Incentive Plan. The number of common shares reserved for issuance under the Incentive Plan will be automatically increased on January 1st of each year during the term of the Incentive Plan commencing on January 1, 2023, in an amount equal to 5%, or such smaller percentage as may be designated by the board of directors, of the total number of shares of common shares outstanding on December 31st of the preceding year.

141

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

The number of common shares delivered in satisfaction of awards under the Incentive Plan is determined (i) by reducing the share pool by the number of shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by reducing the share pool by the full number of shares covered by any portion of a SAR which is settled in our common shares (and not only the number of shares delivered in settlement of a SAR), and (iii) by increasing the share pool by any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the issuance of our common shares (or that are reacquired by us after the date of the award, in the case of restricted stock or unrestricted stock that is forfeited after the date of transfer). The number of shares available for delivery under the Incentive Plan will not be increased by any shares that have been delivered under the Incentive Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under the Incentive Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us. No fractional shares will be delivered under the Incentive Plan.

Individual Limits

The maximum number of shares for which options may be granted and the maximum number of shares subject to SARs which may be granted to any participant in any fiscal year is, in each case,                shares. The maximum number of shares subject to other awards which may be granted to any participant in any fiscal year is              shares. The maximum amount that may be paid to any participant in any fiscal year with respect to cash awards is             , and with respect to cash awards with a performance period longer than one year is             .

Director Limits

The maximum value of all compensation granted or paid to any of our non-employee directors with respect to any calendar year, including awards under the Incentive Plan and cash fees or other compensation paid by us to any such director for services as a director during such calendar year, may not exceed $             in the aggregate, calculating the value of any awards under the Incentive Plan based on their grant date fair value and assuming maximum payout.

Types of Awards

The Incentive Plan provides for the grant of stock options, SARs, restricted and unrestricted stock awards, restricted stock units, performance awards and other awards that are convertible into or otherwise based on our common shares. Dividends and dividend equivalents may also be provided in connection with certain awards under the Incentive Plan, provided that any dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award.

•

Stock options and SARs. The Administrator may grant stock options, including ISOs (to U.S. employees only), and SARs. A stock option is a right entitling the holder to acquire our common shares upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the Incentive Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of ISOs granted to certain shareholder employees). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the Incentive Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each

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stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years in the case of ISOs granted to certain shareholder employees).

•

Restricted and unrestricted stock. The Administrator may grant awards of stock and restricted stock. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

•

Restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares, or cash measured by the value of shares, in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified time-vesting or performance-vesting conditions prior to settlement.

•

Performance awards. The Administrator may grant performance awards, which are awards of any sort, including options and restricted stock units that are subject to the achievement of performance criteria.

•	Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on our common shares, subject to such terms and conditions as it determines.

•

Substitute awards. The Administrator may grant substitute awards under the Incentive Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition, which substitute awards may have terms and conditions that are inconsistent with the terms and conditions of the Incentive Plan.

Vesting; Terms of Awards

The Administrator determines the terms and conditions of all awards granted under the Incentive Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any award if the participant is not in compliance with all applicable provisions of the Incentive Plan and/or any award agreement evidencing the grant of an award, or if the participant breaches any applicable restrictive covenants.

Recovery of Compensation

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the Incentive Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to our common shares or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

Transferability of Awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of Certain Transactions

In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets, or a sale of more than 50% of our common shares, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

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•	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

•	The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

•

The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustment Provisions

In the event of certain corporate transactions, including a stock dividend, extraordinary cash dividend, stock split or combination of shares (including a reverse stock split), recapitalization, spin-off or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the Incentive Plan, the individual award limits, the number and kind of securities subject to outstanding awards, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event. The Administrator may also make any such adjustments if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Incentive Plan or any outstanding awards. The Administrator is not required to treat participants or awards (or portions thereof) in a uniform manner in connection with a covered transaction.

Taxes

The grant of an award and the issuance, delivery, vesting and retention of common shares, cash or other property under an award are conditioned upon the full satisfaction by the participant of all tax and other withholding requirements with respect to the award.

Amendments and Termination

The Administrator may at any time amend the Incentive Plan or any outstanding award and may at any time suspend or terminate the Incentive Plan as to future grants. However, except as expressly provided in the Incentive Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the applicable award agreement). The following amendments, however, do not require a participant’s consent: adjustment of an award under the terms of the Incentive Plan in the event of certain corporate transactions or events, amendments necessary or desirable to comply with applicable law, and any amendment causing an ISO to become a nonqualified stock option. Any amendments to the Incentive Plan will be conditioned on shareholder approval to the extent required by applicable law or regulations or stock exchange requirements.

Term

No awards shall be granted under the Incentive Plan after the completion of ten years from the date on which the Incentive Plan was approved by the board of directors or approved by our shareholders (whichever is earlier), but awards previously granted may extend beyond that time.

Sub-plans

The Administrator may at any time establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan for participants based outside of the U.S. and/or subject to the laws of countries

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other than the U.S., including by establishing sub-plans, supplements or appendices for the purpose of complying or facilitating compliance with non-U.S. laws or taking advantage of tax favorable treatment or for any other legal or administrative reason determined by the Administrator.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the common shares issued or issuable under our Incentive Plan. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover approximately                common shares. Once these shares are registered, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates and vesting restrictions.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We maintain various policies and procedures that govern related party transactions. Pursuant to our Code of Conduct that will be in place following the completion of this offering, executive officers and directors of the Company must avoid any action that creates or appears to create a conflict of interest between their own interest and the interest of the Company, cannot usurp corporate opportunities, and must deal fairly with third parties. This policy is available on our website at www.novelis.com. In addition, we have enacted procedures to monitor related party transactions by identifying possible related parties through questions in our director and officer questionnaires, determining whether we receive payments from or make payments to any of the identified related parties, and if we determine payments are made or received, researching the nature of the interactions between the Company and the related parties and ensuring that the related person does not have an interest in the transaction with the Company. The Audit Committee is responsible for reviewing material related party transactions that involve the Company, one of our directors or executive officers, or any of their immediate family members.

The following table describes related party balances in the accompanying consolidated balance sheets. We had no other material related party balances with non-consolidated affiliates.

	March 31,
in millions	2022	2021
Accounts receivable, net - related parties	$222	$166
Other long-term assets - related parties	1	1
Accounts payable - related parties	320	230

Transactions with Hindalco

We occasionally have related party transactions with Hindalco. During fiscal 2022, fiscal 2021, and fiscal 2020, we recorded net sales of less than $1 million between Novelis and Hindalco, which primarily related to certain services and sales of equipment. As of March 31, 2022 and 2021, there were $1 million and $2 million of accounts receivable, net - related parties net of accounts payable - related parties related to transactions with Hindalco, respectively. During fiscal 2022 and fiscal 2021, Novelis purchased $2 million in raw materials from Hindalco.

Returns of Capital

During the              quarter of the fiscal year ending March 31, 2023, we paid a return of capital to our sole shareholder in the amount of              million. In addition, during the second quarter of the fiscal year ended March 31, 2022, we paid a return of capital to our sole shareholder in the amount of $100 million. No such payments were made during fiscal 2021 or fiscal 2020.

See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions to our audited annual consolidated financial statements included in this prospectus for more details related to various transactions with Hindalco and our affiliates. These transactions are not material to Novelis individually or in the aggregate.

Related Party Transactions Approval Policy

Prior to the completion of this offering, our board of directors will adopt a written policy with respect to the review, approval or ratification of related party transactions. Under this policy, “related parties” will be defined to include executive officers and directors of the Company, a shareholder owning in excess of 5% of the Company (or its controlled affiliates), any immediate family member of any of the foregoing persons, and entities in which any of the foregoing have a 5% or greater beneficial ownership interest. With respect to any

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Confidential Treatment Requested by Novelis Inc.

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transaction where a related party receives a benefit in excess of $120,000 (when aggregated with all similar transactions), the policy will require that the transaction(s) be approved or ratified by the Audit Committee, unless a member of the Audit Committee has a material financial interest in the transaction(s), in which case the transaction must be approved or ratified by a majority of the members of the board of directors who do not have a material financial interest in the transaction(s) . Such transactions must also be disclosed where required by SEC rules.

Certain transactions otherwise exceeding the above-mentioned thresholds will be deemed pre-approved by the Audit Committee under the policy, and will automatically be deemed to be approved or ratified, as applicable, unless specifically determined otherwise by the Audit Committee. Such transactions that will be deemed pre-approved under the policy include, but are not limited to, the following:

•

Compensation to an executive officer or director of the Company if the compensation is required to be reported under Item 402 of Regulation S-K, and has been approved by the board of directors or the Compensation Committee;

•

transactions in the ordinary course of business where the related party’s interest arises only from their position as a director of another entity that is party to the transaction, from the ownership of a less than 10% equity interest in another entity which is party to the transaction, or from their position as a less than 10% limited partner in a limited partnership party to the transaction;

•

transactions in the ordinary course of business, where the related party’s interest arises solely from the ownership of common shares of the Company and holders of common shares of the Company will receive the same benefit on a pro rata basis.

•	transactions where the rates or charges involved in the transactions are determined by competitive bids;

•	certain charitable contributions, if the aggregate amount does not exceed the greater of $1,000,000 or two percent of the charitable organization’s total revenues;

•	indemnification and advancement of expenses made pursuant to the Company’s Articles of Incorporation or bylaws or pursuant to any indemnification agreement with our directors and officers.

The Audit Committee will review a summary of each new Related Party Transaction deemed pre-approved under the policy in connection with each of its regularly scheduled meetings.

147

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING SHAREHOLDER

Prior to the completion of this offering, all of our common shares were indirectly owned by Hindalco, through its wholly-owned subsidiary AV Minerals (Netherlands) N.V., which is the selling shareholder in this offering. Upon completion of this offering, Hindalco will beneficially own approximately         % of our outstanding common shares, assuming the underwriters’ over-allotment option is not exercised, and         %, if it is exercised in full.

The following table and accompanying footnotes present information relating to the beneficial ownership of our common shares (i) immediately prior to the completion of this offering; (ii) following the sale of common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; and (iii) following the sale of common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	each person whom we know to own beneficially more than 5% of our common shares;

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	the selling shareholder.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

As of             , 2022, we had 1,000 common shares issued and outstanding. The percentages of beneficial ownership in the table below are calculated on the basis of                  common shares outstanding, after giving effect to the                  -for-1 forward share split to occur immediately prior to the closing of this offering.

The address for each officer and director listed in the table is 3560 Lenox Road, Suite 200, Atlanta, GA 30326.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering Assuming No Exercise of the Over- Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over- Allotment Option
Shareholders	Number	Percent	Number	Percent	Number	Percent
5% Shareholders:
AV Minerals (Netherlands) N.V.(1)		100%
Directors and Executive Officers
Kumar Mangalam Birla	—	—	—	—	—	—
Askaran Agarwala	—	—	—	—	—	—
Clarence J. Chandran	—	—	—	—	—	—
Gary Comerford	—	—	—	—	—	—
Dr. Thomas M. Connelly, Jr.	—	—	—	—	—	—
Satish Pai	—	—	—	—	—	—
Vikas Sehgal	—	—	—	—	—	—
Donald A. Stewart	—	—	—	—	—	—
Steven Fisher	—	—	—	—	—	—
Devinder Ahuja	—	—	—	—	—	—
Tom Boney	—	—	—	—	—	—

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Confidential Treatment Requested by Novelis Inc.

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	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering Assuming No Exercise of the Over- Allotment Option		Shares Beneficially Owned After This Offering Assuming Full Exercise of the Over- Allotment Option
Shareholders	Number	Percent	Number	Percent	Number	Percent
Emilio Braghi	—	—	—	—	—	—
Christopher Courts	—	—	—	—	—	—
Philippe Meyer	—	—	—	—	—	—
Randal Miller	—	—	—	—	—	—
Roxana Molina	—	—	—	—	—	—
Antonio Tadeu Coelho Nardocci	—	—	—	—	—	—
Francisco Pires	—	—	—	—	—	—
Stephanie Rauls	—	—	—	—	—	—
Sachin Satpute	—	—	—	—	—	—
H.R. Shashikant	—	—	—	—	—	—
All directors and executive officers as a group (21 persons)	—	—	—	—	—	—

(1)

We are indirectly owned by Hindalco, through its wholly-owned subsidiary AV Minerals (Netherlands) N.V. All of our common shares held by AV Minerals (Netherlands) N.V. are beneficially owned by Hindalco. The equity shares of Hindalco are listed on the National Stock Exchange of India Limited (NSE) and the BSE Limited (BSE) and Hindalco’s global repository receipts are listed on the Luxembourg Stock Exchange. Mr. Kumar Mangalam Birla, Chairman of the Board of Directors of Novelis, is also the Chairman of Hindalco. The principal business address of AV Minerals (Netherlands) N.V. is c/o IQ EQ Netherlands N.V., Hoogoorddreef 15, Amsterdam, Netherlands 1101 BA, and the principal business address of Hindalco is Birla Centurion, 7th floor, Pandurang Budhkar Road, Worli, Mumbai, India 400 030.

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DESCRIPTION OF SHARE CAPITAL

The following describes our issued share capital, highlights certain differences in corporate law in Canada and the United States and summarizes the material provisions of our articles of incorporation and bylaws. Please note that this summary is not intended to be exhaustive and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles and bylaws. For further information, please refer to the full versions of our articles and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

General

The authorized capital of the Company consists of an unlimited number of common shares, no par value and an unlimited number of preferred shares, no par value. Immediately prior to this offering, there has been no public market for our common shares. Upon completion of this offering, there will be                  common shares outstanding (or                  common shares if the underwriters exercise their option to purchase additional shares in full) and no preferred shares outstanding. Although we intend to list our common shares on the NYSE, a market for our common shares may not develop, and if one develops, it may not be sustained.

Common Shares

The common shares are not subject to any future call or assessment, do not have any pre-emptive, conversion, redemption rights or purchase for cancellation rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares, all of which rank equally as to all benefits which might accrue to the holders of the common shares. All shareholders of the Company are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of our common shares, every shareholder has one vote for each common share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by the Company’s board of directors, in its discretion. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of common shares, without preference or distinction, will be entitled to receive ratably all of our assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares. Rights pertaining to the common shares may only be amended in accordance with applicable corporate law.

As of             , 2022, the Company has an aggregate of 1,000 common shares issued and outstanding, all of which were held of record by one shareholder. We intend to effect a      -for-1 forward share split to occur immediately prior to the closing of this offering. As a result, following the closing of this offering, we expect to have                  issued and outstanding common shares.

Preferred Shares

Our board of directors has the authority to issue preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of Novelis without further action by the shareholders and may adversely affect the voting and other rights of the holders of common shares. At present, Novelis has no plans to issue any preferred shares.

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Confidential Treatment Requested by Novelis Inc.

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Lock-Up Agreements

We and our directors, officers and sole shareholder of our common shares (including both Hindalco and the selling shareholder) have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common shares for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Fully Paid and Nonassessable

All of our outstanding common shares (including the common shares to be sold by the selling shareholder in this offering) are fully paid and nonassessable.

Registration Rights

We expect to enter into a registration rights agreement with AV Minerals (Netherlands) N.V. immediately prior to the completion of this offering, pursuant to which we will agree that, upon request of the shareholder, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any common shares covered by the agreement and beneficially owned by the shareholder following this offering.

Demand registration. The shareholder will be able to request registration under the Securities Act of all or any portion of our common shares covered by the agreement and we will be obligated, subject to certain exceptions, to register such shares as requested by the shareholder, subject to limitations on minimum offering size. The shareholder will be able to designate the terms of each offering effected pursuant to a demand registration. The shareholder will be able to request that we complete up to three demand registrations.

Piggy-back registration. If we at any time intend to file on our behalf a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common shares held by the shareholder, the shareholder will have the right to include its common shares in that offering, subject to certain limitations.

Shelf registration. If eligible to register common shares pursuant to Rule 415, and upon written request of the shareholder, we shall use reasonable best efforts to file with the SEC one or more shelf registration statements with respect to the common shares pursuant to Rule 415 of the Securities Act. The shareholder will be able to designate the terms of each offering effected pursuant to a shelf registration statement. We shall use commercially reasonable efforts to keep any shelf registration statement continuously effective. The shareholder will have customary rights to sell such common shares registered pursuant to a shelf registration statement, subject to certain limitations.

Registration expenses and penalties. We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the agreement, including fees and disbursements of the shareholder’s counsel (but not including any underwriting discounts or commissions).

Indemnification. The agreement will contain customary indemnification and contribution provisions by us for the benefit of the shareholder and, in limited situations, by the shareholder for the benefit of us with respect to the information provided by the shareholder included in any registration statement, prospectus or related document.

Term. The registration rights will remain in effect with respect to any common shares held by the shareholder until (i) such common shares have been sold pursuant to an effective registration statement or Rule 144 under the Securities Act, (ii) such common shares have been sold to someone other than a shareholder in a transaction where a subsequent public distribution of such securities would not require registration under the Securities Act, (iii) such common shares have been sold without restriction pursuant to Rule 144 under the Securities Act in a single transaction, or (iv) such common shares have ceased to be outstanding.

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Shareholder Meetings

Under the CBCA, we will be required to hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting and no later than six months after the end of our preceding financial year. Our articles and bylaws permit us to hold shareholder meetings at any location within Canada, the United States or such other place as the board of directors may determine in their discretion. The board of directors may decide to arrange for shareholders to be able to participate in the general meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A notice to convene a meeting, specifying the date, time and location of the meeting, must be sent to shareholders, to each director and the auditor not less than 21 days and not more than 60 days prior to the meeting.

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor’s report, election of directors and re-appointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting.

Under the CBCA, our board of directors has the power at any time to call a special meeting of our shareholders. In addition, the holders of not less than 5% of our shares that carry the right to vote at a meeting sought to be held can also requisition our board of directors to call a meeting of our shareholders for the purposes stated in the requisition. If our board of directors does not call the meeting within 21 days after receiving the requisition, our shareholders can call the meeting and the expenses reasonably incurred by such shareholders in requisitioning, calling and holding the meeting must be reimbursed by us.

Those entitled to vote at a meeting are entitled to attend meetings of our shareholders. Every shareholder entitled to vote may appoint a proxyholder to attend the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Directors, auditors, legal counsels, secretary (if any), and any other persons invited by the chair of the meeting or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in quorum or be entitled to vote at the meeting unless he or she or it is a shareholder or proxyholder entitled to vote at the meeting.

Actions Requiring a Special Majority

Under the CBCA, certain corporate actions will require a special resolution, meaning a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution. Those items requiring a special resolution generally relate to fundamental changes with respect to our business, and include among others, resolutions respecting: (i) changes of our name; (ii) the creation of new classes of shares; (iii) changes to the rights, privileges, restrictions and conditions in respect of our shares; (iv) increasing or decreasing the minimum or maximum number of directors set forth in our articles; (v) changing the shares of any class or series into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; (vi) amending our articles; (vii) approving an amalgamation; (viii) approving a continuance; and (ix) providing for a sale, lease or exchange of all or substantially all of our property other than in the ordinary course of business.

Advance Notice Procedures and Shareholder Proposals

Under the CBCA, registered shareholders or beneficial owners holding 1% of outstanding shares or holding shares with a fair market value of CAD$2,000 or more may submit proposals for matters to be considered at the annual general meeting of shareholders. Shareholder proposals must be submitted not more than 150 days and not less than 90 days before the anniversary date of the prior annual meeting.

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In addition, our bylaws require that shareholders provide us with advance notice of their intention to nominate any persons, other than those nominated by management, for election to our board of directors at a meeting of shareholders. Such notice must include the information prescribed in our bylaws.

Our bylaws provide that such a notice must be received (i) in the case of an annual meeting of shareholders, not less than the 30th day prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our bylaws also prescribe the proper written form for a shareholder’s notice. Our board of directors may, in its sole discretion, waive any requirement under these provisions.

Forum Selection

Our bylaws include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any application for an oppression remedy; (iii) any action or proceeding asserting a claim of breach of the fiduciary duty owed by any of our directors, officers or other employees to us or any of our stakeholders; (iv) any action or proceeding asserting a claim of breach of the duty of care owed by us or by any of our directors, officers or other employees to us or any of our stakeholders; (v) any action or proceeding asserting a claim or seeking a remedy arising pursuant to any provision of the CBCA or our amended articles or bylaws; or (vi) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection bylaw also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of our bylaws. Notwithstanding the foregoing, our forum selection bylaw does not apply to any action brought to enforce any liability or duty created by the Exchange Act or the Securities Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. securities law for which the United States federal or state courts have exclusive jurisdiction.

Material Differences between the CBCA and Delaware General Corporation Law

Our corporate affairs are governed by our articles and bylaws and the provisions of the CBCA. The CBCA differs from the various state laws applicable to U.S. corporations and their shareholders. The following is a summary of the material differences between the CBCA and the Delaware General Corporation Law, or DGCL, taking into account certain specific provisions in our articles and our bylaws that will be in effect upon the closing of this offering. This summary is qualified in its entirety by reference to the DGCL, the CBCA and our governing corporate instruments.

Authorized Share Capital

As permitted by the CBCA and our articles, our authorized share capital consists of (i) an unlimited number of common shares without par value; and (ii) an unlimited number of preferred shares without par value.

Under our articles, the directors have the authority to issue preferred shares in one or more series, with such

Under the DGCL, a corporation’s certificate of incorporation must specify the number of shares of each class of stock and their par value, or include a statement that such shares are without par value. The certificate of incorporation must also set forth the designations, powers, preferences, rights, qualifications, limitations and restrictions of each

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designations and special rights and restrictions as the directors may determine.	class of shares, if any. Under the DGCL, a corporation’s certificate of incorporation gives the board of directors the authority to issue preferred stock in one or more series, with such designations and special rights and restrictions as determined by the board of directors.

Dividends

Under the CBCA and our articles, dividends may be declared at the sole discretion of the board of directors, subject to any prior rights of the registered holders of any of our outstanding preferred shares and provided that we may not declare or pay a dividend if there are reasonable grounds for believing that: (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes.	The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.

Shareholder Action by Written Consents

Under the CBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.	Under the DGCL, any action required or permitted to be taken at a stockholder meeting may be taken without a meeting if consents in writing are signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, unless otherwise provided in the certificate of incorporation.

Election of Directors

Under the CBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Neither our articles, bylaws nor the CBCA provide for cumulative voting.	Under the DGCL, stockholders are not entitled to cumulative voting in the election of directors unless provided for in the corporation’s certificate of incorporation.

Removal of Directors

Under the CBCA, provided that articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office, with or without cause.	Under the DGCL any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, unless the board is classified, cumulative voting is permitted by the certificate of incorporation or the certificate of incorporation provides otherwise.

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Majority Voting

Under the CBCA, director candidates standing for election must receive at least a majority of votes in favor of their election in order to be elected.	Unless a majority voting standard is provided for in the corporation’s certificate of incorporation or bylaws, by default under the DGCL, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote on the election of directors.

Required Vote for Certain Transactions

Under the CBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the property of a corporation (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, will require the approval of a special majority of shareholders, meaning holders of shares representing not less than two thirds of those votes cast in respect of a shareholder vote addressing such matters.	Generally, under the DGCL, certain mergers, consolidation, sale, lease, exchange or other disposition of all, or substantially all, the property and assets of a corporation or dissolution of the corporation requires the approval of a majority of the outstanding voting stock of the corporation entitled to vote thereon.

Quorum of Shareholders

Our bylaws will provide that a quorum for general meetings of shareholders requires at least two persons, present in person or by proxy, holding not less than 25% of the total number of issued and outstanding shares of the Company having voting rights at such meeting.	Under the DGCL, unless otherwise provided in the certificate of incorporation, with respect to any matter, a quorum for a meeting of stockholders requires the holders of a majority of the shares entitled to vote are represented at the meeting in person or by proxy.

Shareholder Access to Corporate Records

Under the CBCA, shareholders, creditors, and their representatives, after giving the required notice and subject to other conditions, may examine certain of the records of a corporation during usual business hours and take extracts free of charge, and any other person may do so on payment of a reasonable fee.	Under the DGCL, a stockholder of record has the right to inspect the books and records of the corporation, provided that such inspection is for a proper purpose which is reasonably related to such stockholder’s interest as a stockholder.

Annual Meetings of Shareholders

Our articles and bylaws permit us to hold shareholder meetings at any location within Canada, the United States or such other place as the board of directors may determine in their discretion. The board of directors may arrange shareholder meetings to be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Notice of the time and place of a meeting of shareholders must be sent at least 21 days and not more than 60 days prior to the meeting to each shareholder entitled to vote at the meeting.	Under the DGCL, a corporation must hold an annual meeting of stockholders in a place designated by the certificate of incorporation or bylaws, whether inside or outside of Delaware, or, if not so designated, as determined by the board of directors and on a date and at a time designated in the bylaws, except as otherwise provided by law. Written notice of every meeting of stockholders must be given to each stockholder of record not less than 10 nor more than 60 days before the date of the meeting.

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Special Meetings of Shareholders

Under the CBCA, the directors have the power at any time to call a special meeting of shareholders. The holders of not less than 5% of the issued shares of the corporation that carry the right to vote at a meeting sought to be held can also requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.	Under the DGCL, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws.

Anti-takeover Provisions and Interested Shareholder Transactions

As permitted by the CBCA, our articles provide that our board of directors may fix the number of preferred shares in, and determine the designation of the shares of, each series and create, define and attach rights and restrictions to the preferred shares without shareholder approval. Neither the CBCA nor our articles restrict us from adopting a shareholder rights plan. The CBCA does not restrict related party transactions.	Under the DGCL, a certificate of incorporation may provide the board of directors with the ability to designate the terms of and issue a new class or series of preferred stock, and to issue a stockholder rights plan. Delaware corporations are subject to Delaware’s “business combination” statute. In general, such statute prohibits a corporation from engaging in any business combination transactions with an interested stockholder for a period of three years after the time that the stockholder became an interested stockholder, unless approved by the board of directors beforehand or upon satisfaction of other criteria.

Interested Director Transactions

Under the CBCA, a director who has a conflict of interest in any transaction must promptly disclose the nature and extent of the conflict and may not vote on any board resolutions to approve such transaction, subject to certain exceptions under the CBCA, and unless all directors of the corporation are interested, in which case any or all of them may vote. Excluded directors will, however, count for purposes of quorum. A director is liable to account to the corporation for any profit that accrues to the director under or as a result of the interested transaction.	Under the DGCL, a transaction in which a director of the corporation has a conflict of interest is not void or voidable solely because of the director’s conflict, solely because the director is present at or participates in the meeting of the board of directors or committee which authorizes the transaction or solely because any such director’s vote is counted for such purpose, if (a) the material facts of the conflict of interest are known to or disclosed to the board of directors or the committee and the board of directors or committee in good faith authorizes the transaction by a majority of the votes of the disinterested directors, (b) the material facts of the conflict of interest are known or disclosed to the stockholders of the corporation and the transaction is approved in good faith by the stockholders, or (c) the board of directors can demonstrate that the transaction is fair as to the corporation as of the time it is approved by the board of directors, committee or stockholders.

Directors’ and Officers’ Liability and Indemnification

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as	Under the DGCL, a corporation has the power to indemnify any person who was, is or is threatened to be made a party to any threatened, pending or

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a director or officer or an individual acting in a similar capacity of another entity (an “indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the corporation or other entity, if: (i) the individual acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be) and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. An indemnifiable person may require the corporation to indemnify the individual in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation (or other entity, as the case may be) if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person against all costs, charges and expenses in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or other entity, if he or she fulfills the conditions set forth in (i) and (ii), above.	completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, in each case by reason of the fact that the person is or was a director, office, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and subject to certain other limitations.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the court’s discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.	The DGCL does not expressly provide for a similar remedy.

Listing

We have applied to list our common shares on the NYSE under the symbol “NVL.”

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Transfer Agent, Registrar and Auditor

Upon the closing of this offering, the transfer agent and registrar for our common shares will be                  located at                 .

PricewaterhouseCoopers LLP, located at Atlanta, GA, is our independent registered public accounting firm and has been appointed as our independent auditor.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common shares. Future sales of our common shares in the public market, or the availability for sale of substantial amounts of our common shares in the public market, could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future. Upon closing of this offering, we will have outstanding                  common shares. All of the common shares issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our shares in the public market could adversely affect prevailing market prices of our common shares. While we have applied to list our common shares on the NYSE, we cannot assure you that a regular trading market will develop in our common shares.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares or the average weekly trading volume of our shares on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for 90 days preceding such sale. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

We have no compensatory stock plan or other written agreement which would allow any of our employees, consultants or advisors to acquire our common shares. As such, there will be no applicable resales of such shares under Rule 701 of the Securities Act (in reliance on Rule 144).

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

For a description of the lock-up arrangements that we, our directors and officers, Hindalco and the selling shareholder have entered into with the underwriters in connection with this offering, see “Underwriting.”

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our common shares reserved for issuance under our stock plans. The registration statements on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a stock option and registered pursuant to the applicable Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

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UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds, before expenses, to the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholder	$	$	$
Proceeds, before expenses, to the selling shareholder	$	$	$

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The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         in the aggregate, with approximately $         million of such offering expenses payable by the selling shareholder. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have applied to list our common shares on the New York Stock Exchange under the trading symbol “NVL”.

We, Hindalco, the selling shareholder, and all of our directors and officers, which group includes the holders or beneficial owners of all of our common shares that are outstanding prior to this offering, have agreed that, without the prior written consent of                 , we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of                  on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

                 in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

The restrictions in the lock-up agreements described above do not apply to certain transactions, including:             .

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

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We, the selling shareholder, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, certain of the underwriters and/or their respective affiliates act as agents and/or lenders under our credit facilities, for which they have received customary fees.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between the selling shareholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, none of the common shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of the common shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

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(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the common shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any common shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

In relation to the United Kingdom, none of our common shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the FCA, or (ii) is to be treated as if it had been approved by the FCA in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of the common shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)

in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, or the FSMA, provided that no such offer of the common shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high

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net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common shares to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or

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the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the common shares.

Accordingly, the common shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that

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trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our common shares. It applies to you only if you are a U.S. holder, as defined below, you acquire your shares in this offering, and you hold our common shares as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This discussion does not apply to U.S. holders that are subject to special rules, including:

•	banks, insurance companies, and certain other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	brokers or dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations;

•	persons that actually or constructively own 10% or more of the combined voting power of our voting stock or of the total value of our stock;

•	persons that hold our common shares as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an applicable financial statement;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for United States federal income tax purposes (and investors therein);

•	U.S. expatriates and former citizens or long-term residents of the United States; or

•	persons whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the income tax treaty between the United States and Canada (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds our common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you hold our common shares as a partner in a partnership, you should consult your own tax advisor regarding the United States federal income tax treatment of an investment in our common shares.

You are a U.S. holder if you are a beneficial owner of common shares and you are, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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•

a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

The tax treatment of an investment in our common shares will depend in part on whether or not we are classified as a passive foreign investment company, or “PFIC,” for United States federal income tax purposes. Except as discussed below under “—PFIC Rules,” this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Taxation of Distributions

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our common shares generally will be qualified dividend income, provided that we are a “qualified foreign corporation” with respect to such dividends. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We expect that we will be a qualified foreign corporation with respect to dividends (if any) paid on our common shares and therefore that such dividends will constitute qualified dividend income. However, there can be no assurance that we will meet the requirements for “qualified foreign corporation” status at the time dividends, if any, are paid on our common shares.

You must include any Canadian tax withheld from any dividend payment in your gross income even though you do not in fact receive it. A dividend is taxable to you when you receive the dividend, actually or constructively. Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If a dividend is paid in Canadian dollars, the amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the payments made in Canadian dollars, determined at the spot Canadian dollar/U.S. dollar rate on the date that the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you receive the dividend to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in our common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat any distributions we make as dividends.

Subject to certain limitations, any Canadian tax withheld on dividends paid to a U.S. holder that is eligible for treaty benefits will be creditable against such holder’s United States federal income tax liability. Special rules

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apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Canadian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.

Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. holders that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Canadian taxes withheld on dividends on our common shares.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of our common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the sum of the amount of cash and the fair market value of any property received on the sale or other disposition and your tax basis in the common shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates if the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

We believe that our common shares should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. A corporation is considered a PFIC if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. “Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. If we were to be treated as a PFIC, unless you make an effective “qualified electing fund” (“QEF”) election, gain realized on the sale or other disposition of our common shares would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market basis with respect to our common shares, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares. The amount allocated to the taxable year in which gain was realized (or the distribution received) and each year before the first year we were a PFIC with respect to you would be taxed as ordinary income. The amount allocated to each other taxable year during your holding period for the common shares would be taxed at the highest tax rate in effect for such year, and subject to an interest charge in respect of the tax attributable to such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period for such common shares. Dividends that you receive from us would not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own common shares during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service (“IRS”) Form 8621. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.

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Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in its particular circumstances and the availability of, and procedures for, obtaining an exemption from backup withholding.

Certain U.S. holders are required to report their holdings of certain “specified foreign financial assets,” including equity of foreign entities, if the aggregate value of such assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our common shares are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at certain financial institutions. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our common shares, including any potential penalties for non-compliance with such obligations.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. U.S. holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

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EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of common shares in this offering. All amounts listed below are estimates except the SEC registration fee, NYSE listing fee and FINRA filing fee.

Itemized Expense*	Amount
SEC registration fee	$
NYSE listing fee
FINRA filing fee
Printing and engraving expenses
Transfer agent and registrar fees
Legal fees and expenses
Accounting fees and expenses
Advisory fees
Miscellaneous

Total	$

*	To be completed by amendment

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Confidential Treatment Requested by Novelis Inc.

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LEGAL MATTERS

The validity of our common shares and certain other matters of Canadian law will be passed upon for us by Torys LLP, Toronto, Canada. Certain matters of U.S. federal law will be passed upon for us by King & Spalding LLP, Atlanta, Georgia. Certain matters of U.S. federal law will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of March 31, 2021 and March 31, 2022 and for each of the three years in the period ended March 31, 2022 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of March 31, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Novelis Inc. and the shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. While we currently intend to continue to voluntarily file on current and periodic forms for domestic filers (Forms 10-K, 10-Q and 8-K), because we are a foreign private issuer, we will be exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act, and will not be required to comply with the SEC’s rules that require delivery of proxy statements, among other things (although we will be required to file a Canadian proxy statement equivalent). Our annual consolidated financial statements will be prepared in accordance with U.S. GAAP and certified by an independent public accounting firm.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general may not receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2022. In making this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control — Integrated Framework (2013).” Based on its assessment, management has concluded that, as of March 31, 2022, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Steven Fisher
Steven Fisher
President and Chief Executive Officer
May 11, 2022

/s/ Devinder Ahuja
Devinder Ahuja
Executive Vice President and Chief Financial Officer
May 11, 2022

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Confidential Treatment Requested by Novelis Inc.

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Novelis Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Novelis Inc. and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), shareholder’s (deficit) equity, and cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

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Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

As described in Notes 1 and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was $1,081 million as of March 31, 2022. Management conducts an impairment test as of the last day of March of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. As disclosed by management, potential impairment is identified by comparing the estimated fair value of each reporting unit to its carrying amount. If the carrying value exceeds the fair value, management records an impairment charge in an amount equal to that excess. Management estimates fair value based on a weighted average of the value indication from the market and income approaches. The determination of fair value using the market and income approaches requires the use of management’s significant assumptions related to selection of market multiples and control premium for the market approach and sales volumes, conversion premium, capital spending, working capital changes and the discount rate for the income approach.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to market multiples and control premium for the market approach and sales volumes, conversion premium capital spending, and the discount rate for the income approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting units. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the reporting units; (ii) evaluating the appropriateness of the income and

F-4

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

market approaches and the weighting of the approaches; (iii) testing the completeness and accuracy of underlying data used in the approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management in the income and market approaches. Evaluating management’s assumptions related to sales volumes and prices, costs to produce, and capital spending involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the income and market approaches, the weighting of the approaches, and evaluating the reasonableness of the discount rate, control premium and market multiples assumptions.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

May 11, 2022

We have served as the Company’s auditor since 2006.

F-5

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net sales	$17,149	$12,276	$11,217

Cost of goods sold (exclusive of depreciation and amortization)	14,354	9,980	9,231
Selling, general and administrative expenses	631	551	498
Depreciation and amortization	550	543	361
Interest expense and amortization of debt issuance costs	227	267	248
Research and development expenses	92	83	84
Loss on extinguishment of debt, net	64	14	71
Restructuring and impairment, net	1	29	43
Equity in net (income) loss of non-consolidated affiliates	(8)	(1)	2
Business acquisition and other related costs	—	11	63
Other (income) expenses, net	(61)	103	18

	15,850	11,580	10,619

Income from continuing operations before income tax provision	1,299	696	598
Income tax provision	281	238	178

Net income from continuing operations	1,018	458	420
Loss from discontinued operations, net of tax	(63)	(51)	—
Loss on sale of discontinued operations, net of tax	—	(170)	—

Net loss from discontinued operations	(63)	(221)	—

Net income	955	237	420
Net income attributable to noncontrolling interests	1	1	—

Net income attributable to our common shareholder	$954	$236	$420

See accompanying notes to the consolidated financial statements.

F-6

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net income	$955	$237	$420
Other comprehensive income (loss):
Currency translation adjustment	(71)	214	(73)
Net change in fair value of effective portion of cash flow hedges	(402)	(144)	(10)
Net change in pension and other benefits	193	243	(73)

Other comprehensive (loss) income before income tax effect	(280)	313	(156)
Income tax (benefit) provision related to items of other comprehensive income	(48)	25	(26)

Other comprehensive (loss) income, net of tax	(232)	288	(130)

Comprehensive income	723	525	290

Comprehensive income (loss) attributable to noncontrolling interest, net of tax	23	35	(16)

Comprehensive income attributable to our common shareholder	$700	$490	$306

See accompanying notes to the consolidated financial statements.

F-7

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED BALANCE SHEETS

	March 31,
in millions, except number of shares	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$1,070	$998
Accounts receivable, net
— third parties (net of allowance for credit losses of $6 and $5 as of March 31, 2022 and March 31, 2021, respectively)	2,590	1,687
— related parties	222	166
Inventories	3,038	1,928
Prepaid expenses and other current assets	195	198
Fair value of derivative instruments	377	137
Assets held for sale	5	5
Current assets of discontinued operations	6	15

Total current assets	7,503	5,134
Property, plant and equipment, net	4,624	4,687
Goodwill	1,081	1,083
Intangible assets, net	623	696
Investment in and advances to non–consolidated affiliates	832	838
Deferred income tax assets	158	130
Other long–term assets
— third parties	274	316
— related parties	1	1

Total assets	$15,096	$12,885

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current portion of long–term debt	$26	$71
Short–term borrowings	529	236
Accounts payable
— third parties	3,869	2,498
— related parties	320	230
Fair value of derivative instruments	959	280
Accrued expenses and other current liabilities	774	670
Current liabilities of discontinued operations	21	16

Total current liabilities	6,498	4,001
Long–term debt, net of current portion	4,967	5,653
Deferred income tax liabilities	158	162
Accrued postretirement benefits	669	878
Other long–term liabilities	295	305

Total liabilities	12,587	10,999

Commitments and contingencies
Shareholder’s equity:
Common stock, no par value; Unlimited number of shares authorized; 1,000 shares issued and outstanding as of March 31, 2022 and March 31, 2021	—	—
Additional paid–in capital	1,304	1,404
Retained earnings	1,818	864
Accumulated other comprehensive loss	(620)	(366)

Total equity of our common shareholder	2,502	1,902
Noncontrolling interests	7	(16)

Total equity	2,509	1,886

Total liabilities and equity	$15,096	$12,885

See accompanying notes to the consolidated financial statements. Refer to Note 9– Consolidation for information on our consolidated VIE.

F-8

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
OPERATING ACTIVITIES
Net income	$955	$237	$420
Net loss from discontinued operations	(63)	(221)	—

Net income from continuing operations	$1,018	$458	$420
Adjustments to determine net cash provided by operating activities:
Depreciation and amortization	$550	$543	$361
Loss (gain) on unrealized derivatives and other realized derivatives in investing activities, net	79	1	(4)
Gain on sale of business	(15)	—	—
Loss on sale of assets	8	1	1
Impairment charges	—	1	18
Loss on extinguishment of debt	64	14	71
Deferred income taxes	27	49	—
Equity in net (income) loss of non-consolidated affiliates	(8)	(1)	2
Gain on foreign exchange remeasurement of debt	(10)	(3)	—
Amortization of debt issuance costs and carrying value adjustments	18	28	17
Other, net	4	—	2
Changes in assets and liabilities including assets and liabilities held for sale (net of effects of the acquisition and divestitures):
Accounts receivable	(1,030)	(323)	304
Inventories	(1,184)	(94)	23
Accounts payable	1,540	569	(171)
Other assets	(6)	91	(62)
Other liabilities	77	(125)	(9)

Net cash provided by operating activities - continuing operations	1,132	1,209	973

Net cash provided by (used in) operating activities - discontinued operations	11	(82)	—

Net cash provided by operating activities	$1,143	$1,127	$973

INVESTING ACTIVITIES
Capital expenditures	$(446)	$(485)	$(610)
Acquisition of business, net of cash and restricted cash acquired	—	(2,614)	—
Proceeds from sales of assets, third party, net of transaction fees and hedging	1	4	3
Proceeds from the sale of a business	9	—	—
Proceeds from investment in and advances to non-consolidated affiliates, net	—	9	3
(Outflows) proceeds from settlement of derivative instruments, net	(53)	(5)	5
Other	16	12	13

Net cash used in investing activities - continuing operations	(473)	(3,079)	(586)

Net cash provided by investing activities - discontinued operations	—	357	—

Net cash used in investing activities	$(473)	$(2,722)	$(586)

F-9

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
FINANCING ACTIVITIES
Proceeds from issuance of long-term and short-term borrowings	$1,985	$3,042	$1,696
Principal payments of long-term and short-term borrowings	(2,406)	(2,301)	(1,225)
Revolving credit facilities and other, net	(69)	(506)	633
Debt issuance costs	(25)	(44)	(40)
Contingent consideration paid in acquisition of business	—	(9)	—
Return of capital to our common shareholder	(100)	—	—

Net cash (used in) provided by financing activities - continuing operations	(615)	182	1,064

Net cash used in financing activities - discontinued operations	—	(2)	—

Net cash (used in) provided by financing activities	$(615)	$180	$1,064

Net increase (decrease) in cash and cash equivalents and restricted cash	$55	$(1,415)	$1,451
Effect of exchange rate changes on cash	2	40	(9)
Cash, cash equivalents and restricted cash — beginning of period	1,027	2,402	960

Cash, cash equivalents and restricted cash — end of period	$1,084	$1,027	$2,402

Cash and cash equivalents	$1,070	$998	$2,392
Restricted cash (included in other long–term assets)	14	15	10
Restricted cash (included in prepaid expenses and other current assets)	—	14	—

Cash, cash equivalents and restricted cash — end of period	$1,084	$1,027	$2,402

Supplemental Disclosures:
Interest paid	$210	$240	$222
Income taxes paid	251	169	172
Accrued capital expenditures as of March 31	84	77	56

See accompanying notes to the consolidated financial statements.

F-10

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S (DEFICIT) EQUITY

	Equity of our Common Shareholder
	Common Stock
in millions, except number of shares	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity
Balance as of March 31, 2019	1,000	$—	$1,404	$208	$(506)	$(35)	$1,071
Net income attributable to our common shareholder	—	—	—	420	—	—	420
Currency translation adjustment, included in other comprehensive (loss) income	—	—	—	—	(73)	—	(73)
Change in fair value of effective portion of hedges, net of tax benefit of $6, included in other comprehensive (loss) income	—	—	—	—	(4)	—	(4)
Change in pension and other benefits, net of tax benefit of $20, included in other comprehensive (loss) income	—	—	—	—	(37)	(16)	(53)

Balance as of March 31, 2020	1,000	—	1,404	628	(620)	(51)	1,361
Net income attributable to our common shareholder	—	—	—	236	—	—	236
Net income attributable to noncontrolling interests	—	—	—	—	—	1	1
Currency translation adjustment, included in other comprehensive (loss) income	—	—	—	—	214	—	214
Change in fair value of effective portion of cash flow hedges, net of tax benefit of $37, included in other comprehensive (loss) income	—	—	—	—	(107)	—	(107)
Change in pension and other benefits, net of tax provision of $62, included in other comprehensive (loss) income	—	—	—	—	147	34	181

F-11

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S (DEFICIT) EQUITY

	Equity of our Common Shareholder
	Common Stock
in millions, except number of shares	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interests	Total Equity
Balance as of March 31, 2021	1,000	$—	$1,404	$864	$(366)	$(16)	$1,886
Net income attributable to our common shareholder	—	—	—	954	—	—	954
Net income attributable to noncontrolling interests	—	—	—	—	—	1	1
Currency translation adjustment, included in other comprehensive (loss) income	—	—	—	—	(71)	—	(71)
Change in fair value of effective portion of cash flow hedges, net of tax benefit of $100, included in other comprehensive (loss) income	—	—	—	—	(302)	—	(302)
Change in pension and other benefits, net of tax provision of $52 included in, other comprehensive (loss) income	—	—	—	—	119	22	141
Return of capital to our common shareholder	—	—	(100)	—	—	—	(100)

Balance as of March 31, 2022	1,000	$—	$1,304	$1,818	$(620)	$7	$2,509

See accompanying notes to the consolidated financial statements.

F-12

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In this prospectus, references herein to “Novelis,” the “Company,” “we,” “our,” or “us” refer to Novelis Inc. and its subsidiaries unless the context specifically indicates otherwise. References herein to “Hindalco” refer to Hindalco Industries Limited. Hindalco acquired Novelis in May 2007. All of the outstanding shares of Novelis are owned directly by AV Metals Inc. and indirectly by Hindalco. Unless otherwise specified, the period referenced is the current fiscal year. All tonnages are stated in metric tonnes. One metric tonne is equivalent to 2,204.6 pounds. One kt is 1,000 metric tonnes.

Organization and Description of Business

We produce aluminum sheet and light gauge products for use in the packaging market, which includes beverage and food can and foil products, as well as for use in the automotive, transportation, aerospace, electronics, architectural, and industrial product markets. As of March 31, 2022, we had manufacturing operations in nine countries on four continents: North America, South America, Asia, and Europe, through 33 operating facilities, which may include any combination of hot or cold rolling, finishing, casting, or recycling capabilities. We have recycling operations in 15 of our operating facilities to recycle post-consumer aluminum, such as used-beverage cans, and post-industrial aluminum, such as class scrap.

Consolidation Policy

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries, majority-owned subsidiaries over which we exercise control, and entities in which we have a controlling financial interest or are deemed to be the primary beneficiary. We eliminate intercompany accounts and transactions from our consolidated financial statements.

We use the equity method to account for our investments in entities that we do not control but have the ability to exercise significant influence over operating and financial policies. Consolidated net income attributable to our common shareholder includes our share of net income (loss) of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities, compared to a two-line presentation of investment in and advances to non–consolidated affiliates and equity in net (income) loss of non-consolidated affiliates.

Use of Estimates and Assumptions

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. The principal areas of judgment relate to (1) impairment of goodwill; (2) actuarial assumptions related to pension and other postretirement benefit plans; (3) tax uncertainties and valuation allowances; (4) assessment of loss contingencies, including environmental and litigation liabilities; (5) the fair value of derivative financial instruments; and (6) the fair value of the contingent consideration resulting from the sale of Duffel. Future events and their effects cannot be predicted with certainty, and accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements may change as new events occur, more experience is acquired, additional information is obtained, and our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations. Actual results could differ from the estimates we have used.

F-13

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For more information regarding our use of estimates in the determination of fair values of assets acquired and liabilities assumed in the acquisition of Aleris, see Note 2 – Business Combination.

Risks and Uncertainties

We are exposed to a number of risks in the normal course of our business that could potentially affect our financial position, results of operations, and cash flows.

Risks & Uncertainty resulting from COVID-19

Beginning late in the fourth quarter of fiscal 2020 and carrying into fiscal 2022, the COVID-19 pandemic, and its unprecedented negative economic implications, have affected production and sales across a range of industries around the world.

Our global operations, similar to those of many other large, multi-national corporations, have felt this impact on customer demand, disruptions to our supply chain, interruptions to our production, and delays of shipments to our customers.

While much of our customer demand and shipments recovered in the majority of our end markets, the overall extent of the impact of the COVID-19 pandemic on our operating results, cash flows, liquidity, and financial condition will depend on certain developments, including the duration and spread of the outbreak (including the emergence of variants of the virus) and its impact on our customers, employees, and vendors. We believe this will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies, and the timing, scope, and effectiveness of federal, state, and local governmental responses, including the revision of governmental quarantine or other public health measures and the availability of vaccines or other medical remedies and preventative measures.

Although we have made our best estimates based upon current information, the effects of the COVID-19 pandemic on our business may result in future changes to our estimates and assumptions based on its duration. Actual results could materially differ from the estimates and assumptions developed by management. If so, we may be subject to future impairment charges as well as changes to recorded reserves and valuations.

Laws and regulations

We operate in an industry that is subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions; wastewater discharges; the handling, storage, and disposal of hazardous substances and wastes; the remediation of contaminated sites and restoration of natural resources; carbon and other greenhouse gas emissions; and employee health and safety. Some environmental laws, such as the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, and comparable state laws impose joint and several liability for the cost of environmental remediation, natural resource damages, third-party claims, and other expenses, without regard to the fault or the legality of the original conduct.

The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant. In addition, these laws and regulations may also result in substantial environmental liabilities associated with divested assets, third-party locations, and past activities. In certain instances, these costs and

F-14

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

liabilities, as well as related actions to be taken by us, could be accelerated or increased if we were to close, divest of, or change the principal use of certain facilities with respect to which we may have environmental liabilities or remediation obligations. Currently, we are involved in a number of compliance efforts, remediation activities, and legal proceedings concerning environmental matters, including certain activities and proceedings arising under U.S. Superfund and comparable laws in other jurisdictions where we have operations.

We have established liabilities for environmental remediation where appropriate. However, the cost of addressing environmental matters (including the timing of any charges related thereto) cannot be predicted with certainty, and these liabilities may not ultimately be adequate, especially in light of potential changes in environmental conditions, changing interpretations of laws and regulations by regulators and courts, the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, our potential liability to remediate sites for which provisions have not been previously established, and the adoption of more stringent environmental laws. Such future developments could result in increased environmental costs and liabilities and could require significant capital expenditures, any of which could have a material adverse effect on our financial position, results of operations, or cash flows. Furthermore, the failure to comply with our obligations under applicable environmental, health and safety laws and regulations could subject us to administrative, civil, or criminal penalties, obligations to pay damages or other costs, and injunctions or other orders, including orders to cease operations. In addition, the presence of environmental contamination at our properties could adversely affect our ability to sell a property, receive full value for a property, or use a property as collateral for a loan.

Some of our current and potential operations are located or could be located in or near communities that may regard such operations as having a detrimental effect on their social and economic circumstances. Environmental laws typically provide for participation in permitting decisions, site remediation decisions and other matters. Concern about environmental justice issues may affect our operations. Should such community objections be presented to government officials, the consequences of such a development may have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such developments may adversely affect our ability to expand or enter into new operations in such location or elsewhere and may also have an effect on the cost of our environmental remediation projects.

We use a variety of hazardous materials and chemicals in our rolling processes and in connection with maintenance work on our manufacturing facilities. Because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims or removal or re-treatment of such substances. Certain of our current and former facilities incorporated asbestos-containing materials, a hazardous substance that has been the subject of health-related claims for occupation exposure. In addition, although we have developed environmental, health and safety programs for our employees, including measures to reduce employee exposure to hazardous substances, and conduct regular assessments at our facilities, we are currently, and in the future may be, involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of occupational exposure to substances at our current or former facilities. It is not possible to predict the ultimate outcome of these claims and lawsuits due to the unpredictable nature of personal injury litigation. If these claims and lawsuits, individually or in the aggregate, were finally resolved against us, our financial position, results of operations, and cash flows could be adversely affected.

Materials and labor

In the aluminum rolled products industry, our raw materials are subject to continuous price volatility. We may not be able to pass on the entire cost of the increases to our customers or offset fully the effects of higher raw material costs through productivity improvements, which may cause our profitability to decline. In addition, there is a potential time lag between changes in prices under our purchase contracts and the point when we can

F-15

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

implement a corresponding change under our sales contracts with our customers. As a result, we could be exposed to fluctuations in raw materials prices which could have a material adverse effect on our financial position, results of operations, and cash flows. Significant price increases may result in our customers substituting other materials, such as plastic or glass, for aluminum or switching to another aluminum rolled products producer, which could have a material adverse effect on our financial position, results of operations, and cash flows.

We consume substantial amounts of energy in our rolling operations and our cast house operations. The factors that affect our energy costs and supply reliability tend to be specific to each of our facilities. A number of factors could materially adversely affect our energy position including, but not limited to increases in the cost of natural gas; increases in the cost of supplied electricity or fuel oil related to transportation; interruptions in energy supply due to equipment failure or other causes; and the inability to extend energy supply contracts upon expiration on favorable terms. A significant increase in energy costs or disruption of energy supplies or supply arrangements could have a material adverse effect on our financial position, results of operations, and cash flows.

A substantial portion of our employees are represented by labor unions under a large number of collective bargaining agreements with varying durations and expiration dates. Although we have not experienced a material impact to our operations from a strike or work stoppage in recent years, we may not be successful in preventing such an event from occurring in the future at one or more of our manufacturing facilities. In addition, we may not be able to satisfactorily renegotiate our collective bargaining agreements when they expire. Any work stoppages or material changes in the terms of our labor agreements could have an adverse impact on our financial condition.

Geographic markets

We are, and will continue to be, subject to financial, political, economic, and business risks in connection with our global operations. We have made investments and carry on production activities in various emerging markets, including China, Brazil, and South Korea, and we market our products in these countries, as well as certain other countries in Asia, Africa, and the Middle East. While we anticipate higher growth or attractive production opportunities from these emerging markets, they also present a higher degree of risk than more developed markets. In addition to the business risks inherent in developing and servicing new markets, economic conditions may be more volatile, legal and regulatory systems may be less developed and predictable, and the possibility of various types of adverse governmental action may be more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest, and labor problems could affect our revenues, expenses, and results of operations. Our operations could also be adversely affected by acts of war (including Russia’s recent invasion of Ukraine), terrorism, or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation, changes in fiscal regimes, and increased government regulation in the countries in which we operate or service customers. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial position, results of operations, and cash flows.

Other risks and uncertainties

In addition, refer to Note 17 – Financial Instruments and Commodity Contracts, Note 19 – Fair Value Measurements, and Note 22 – Commitments and Contingencies for a discussion of financial instruments and commitments and contingencies.

F-16

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net Sales

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers.

The Company’s contracts with customers consist of purchase orders with standard terms and conditions. These contracts typically consist of the manufacture of products, which represent single performance obligations that are satisfied upon transfer of control of the product to the customer at a point in time. Transfer of control is assessed based on alternative use of the products we produce and our enforceable right to payment for performance to date under the contract terms. Transfer of control and revenue recognition generally occur upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable shipping terms. The shipping terms vary across all businesses and depend on the product, the country of origin, and the type of transportation (truck, train, or vessel). The length of payment terms can vary per contract, but none extend beyond one year. Revenue is recognized net of any volume rebates or other incentives.

Occasionally we receive advance payments to secure product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as our performance obligations are satisfied throughout the term of the applicable contract.

Certain of our contracts contain take-or-pay clauses which allow us to recover an agreed upon penalty if a buyer does not purchase contractual minimums as defined in the underlying contract within a set timeframe, which is generally within one year. Additionally, certain of our contracts may contain incentive payments to our customers that are deferred and amortized as a reduction to the amount of revenue recorded on a straight-line basis over the term of these contracts. During fiscal 2021 and fiscal 2020, we recognized $38 million and $29 million in net sales, respectively, associated with these customer contractual obligations. During fiscal 2022, amounts recognized in net sales associated with these customer contractual obligations were not material.

We disaggregate revenue from contracts with customers on a geographic basis. This disaggregation also achieves the disclosure objective to depict how the nature, amount, timing, and uncertainty of net sales and cash flows are affected by economic factors. We manage our activities on the basis of geographical regions and are organized under four operating segments: North America, South America, Asia, and Europe. See Note 23 – Segment, Geographical Area, Major Customer and Major Supplier Information for further information about our segment revenue.

Cost of Goods Sold (Exclusive of Depreciation and Amortization)

Cost of goods sold (exclusive of depreciation and amortization) includes all costs associated with inventories, including the procurement of materials, the costs to convert such materials into finished products, and the costs of warehousing and distributing finished goods to customers. Material procurement costs include inbound freight charges as well as purchasing, receiving, inspection, and storage costs. Conversion costs include the costs of direct production inputs such as labor and energy, as well as allocated overheads from indirect production centers and plant administrative support areas. Warehousing and distribution costs include inside and outside storage costs, outbound freight charges, and the costs of internal transfers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include selling, marketing, and advertising expenses; salaries, travel, and office expenses of administrative employees and contractors; legal and professional fees; software license fees; the provision for credit losses; and factoring expenses.

F-17

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Research and Development Expenses

We incur costs in connection with R&D programs that are expected to contribute to future earnings and charge such costs against income as incurred. Research and development expenses consist primarily of salaries and administrative costs.

Restructuring Activities

Restructuring charges, which are recorded within restructuring and impairment, net on our consolidated statements of operations, include employee severance and benefit costs, impairments of certain assets, and other costs associated with exit activities. Restructuring costs are determined based on estimates, which are prepared at the time the restructuring actions were approved by management, and are periodically reviewed and updated for changes in estimates. We apply the provisions of ASC 420, Exit or Disposal Cost Obligations (“ASC 420”) and ASC 712, Compensation — Nonretirement Postemployment Benefits (“ASC 712”). Severance and benefit costs related to restructuring activities are accounted for under ASC 420 and/or ASC 712 and are recognized when management with the proper level of authority has committed to a restructuring plan and communicated those actions to employees. Impairment losses are based upon the estimated fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. Other exit costs include environmental remediation costs and contract termination costs, primarily related to equipment and facility lease obligations. At each reporting date, we evaluate the accruals for restructuring costs to ensure the accruals are still appropriate. See Note 4 – Restructuring and Impairment for further discussion.

Business Acquisition and Other Related Costs

Business acquisition and other related costs includes costs associated with the acquisition of Aleris, including legal and professional fees associated with the transaction. See Note 2 – Business Combination for further details about the transaction.

Carbon Emission Allowances

Emission allowances are recognized when there is reasonable assurance that we will comply with the respective conditions required and that the allowances or grants will be received. The allowances are recognized as income over the respective periods in which the intended expenses are offset. We recognize emission allowances as non-amortizing intangible assets since the allowance benefit is an offset against a future expense demonstrating compliance with the respective regulation and never received in the form of cash. Although the intangible is not amortized, it is subject to impairment testing under the indefinite lived intangible asset impairment model. The intangible asset is recognized at nominal value once we have satisfied all requirements, are granted the allowance, and are able to exercise control. Any excess credits are accrued.

Cash and Cash Equivalents

Cash and cash equivalents includes investments that are highly liquid and have maturities of three months or less when purchased. The carrying values of cash and cash equivalents approximate their fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may at times exceed federally insured limits. However, management periodically evaluates the creditworthiness of those institutions, and we have not experienced any losses on such deposits.

F-18

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restricted Cash

Restricted cash primarily relates to cash deposits for employee benefits and is disclosed on the consolidated statement of cash flows. Restricted cash is included in prepaid expenses and other current assets and other long–term assets on the consolidated balance sheets.

Accounts Receivable, Net

Our accounts receivable are geographically dispersed. We do not obtain collateral relating to our accounts receivable. We do not believe there are any significant concentrations of revenues from any particular customer or group of customers that would subject us to any significant credit risks in the collection of our accounts receivable. We report accounts receivable at the estimated net realizable amount we expect to collect from our customers.

Additions to the allowance for credit losses are made by means of the provision for credit losses. We write-off uncollectible accounts receivable against the allowance for credit losses after exhausting collection efforts. For each of the periods presented, we performed an analysis of our historical cash collection patterns and considered the impact of any known material events in determining the allowance for credit losses. See Note 5 – Accounts Receivable for further information.

Inventories

We carry our inventories at the lower of their cost or net realizable value, reduced by obsolete and excess inventory. We use the average cost method to determine cost. Included in inventories are stores inventories, which are carried at average cost. See Note 6 – Inventories for further discussion.

Derivative Instruments

We hold derivatives for risk management purposes rather than for trading. We use derivatives to mitigate uncertainty and volatility caused by underlying exposures to metal prices, foreign exchange rates, interest rates, and energy prices. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date and are reported gross.

We may be exposed to losses in the future if counterparties to our derivative contracts fail to perform. We are satisfied that the risk of such non-performance is remote due to our monitoring of credit exposures. Additionally, we enter into master netting agreements with contractual provisions that allow for netting of counterparty positions in case of default, and we do not face credit contingent provisions that would result in the posting of collateral.

In accordance with ASC 815, Derivatives and Hedging, for cash flow hedges we recognize and defer the entire periodic change in the fair value of the hedging instrument in other comprehensive (loss) income. The amounts recorded in other comprehensive (loss) income are subsequently reclassified to earnings in the same line item impacted by the hedged item when the hedged item affects earnings.

For derivatives designated as cash flow hedges or net investment hedges, we assess hedge effectiveness by formally evaluating the high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is included in other comprehensive (loss) income and reclassified to earnings in the period in which earnings are impacted by the hedged items or in the period that the transaction becomes probable of not

F-19

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

occurring. Gains or losses representing reclassifications of other comprehensive (loss) income to earnings are recognized in the same line item that is impacted by the underlying exposure. We exclude the time value component of foreign currency and aluminum price risk hedges when measuring and assessing effectiveness to align our accounting policy with risk management objectives when it is necessary. If at any time during the life of a cash flow hedge relationship we determine that the relationship is no longer effective, the derivative will no longer be designated as a cash flow hedge and future gains or losses on the derivative will be recognized in other (income) expenses, net.

For derivatives designated as fair value hedges, we assess hedge effectiveness by formally evaluating the high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. The changes in the fair values of the underlying hedged items are reported in prepaid expenses and other current assets, other long–term assets, accrued expenses and other current liabilities, and other long–term liabilities in the consolidated balance sheets. Changes in the fair values of these derivatives and underlying hedged items generally offset, and the entire change in the fair value of derivatives is recorded in the consolidated statement of operations line item consistent with the underlying hedged item.

If no hedging relationship is designated, gains or losses are recognized in other (income) expenses, net in our consolidated statements of operations.

Consistent with the cash flows from the underlying risk exposure, we classify cash settlement amounts associated with designated derivatives as part of either operating or investing activities in the consolidated statements of cash flows. If no hedging relationship is designated, we classify cash settlement amounts as part of investing activities in the consolidated statement of cash flows.

The majority of our derivative contracts are valued using industry-standard models that use observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (“spot”) and forward market prices for commodity and foreign exchange rates. See Note 17 – Financial Instruments and Commodity Contracts and Note 19 – Fair Value Measurements for additional discussion related to derivative instruments.

Property, Plant and Equipment

We record land, buildings, leasehold improvements, and machinery and equipment at cost. We record assets under finance lease obligations at the lower of their fair value or the present value of the aggregate future minimum lease payments as of the beginning of the lease term. We generally depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or the lease term, excluding any lease renewals, unless the lease renewals are reasonably certain. See Note 7 – Property, Plant and Equipment for further discussion. We assign useful lives to and depreciate major components of our property, plant and equipment.

The ranges of estimated useful lives follow.

Range in Years
Buildings	30 to 40
Leasehold improvements	7 to 20
Machinery and equipment	2 to 25
Furniture, fixtures and equipment	3 to 10
Equipment under finance lease obligations	5 to 15

F-20

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Most of our large scale machinery, including hot mills, cold mills, continuous casting mills, furnaces, and finishing mills have useful lives of 15 to 25 years. Supporting machinery and equipment, including automation and work rolls, have useful lives of 2 to 15 years.

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and improvements that increase the estimated useful life of an asset. We also capitalize construction costs and interest incurred while major construction and development projects are in progress. These amounts are capitalized as construction in progress within property, plant and equipment until the asset is placed into service. Once placed into service, the asset, including the associated capitalized interest, is reclassified from construction in progress to the appropriate property, plant and equipment component and depreciation commences.

We retain fully depreciated assets in property and accumulated depreciation accounts until they are removed from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, after consideration of any proceeds, is included as a gain or loss in other (income) expenses, net or gain on assets held for sale in our consolidated statements of operations.

We account for operating leases under the provisions of ASC 842, Leases. This pronouncement requires us to recognize escalating rents, including any rent holidays, on a straight-line basis over the term of the lease for those lease agreements where we receive the right to control the use of the entire leased property at the beginning of the lease term.

Goodwill

We test for impairment at least annually as of the last day of each fiscal year, unless a triggering event occurs that would require an interim impairment assessment. We do not aggregate components of operating segments to arrive at our reporting units and, as such, our reporting units are the same as our operating segments.

In performing our goodwill impairment test, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If we perform a qualitative assessment and determine that an impairment is more likely than not, then we perform the one-step quantitative impairment test, otherwise no further analysis is required. We also may elect not to perform the qualitative assessment and, instead, proceed directly to the one-step quantitative impairment test. The ultimate outcome of the goodwill impairment assessment will be the same whether we choose to perform the qualitative assessment or proceed directly to the one-step quantitative impairment test.

No goodwill impairment was identified for fiscal 2022, fiscal 2021, or fiscal 2020. See Note 8 – Goodwill and Intangible Assets for further discussion.

We use the present value of estimated future cash flows to establish the estimated fair value of our reporting units as of the testing date. This approach includes many assumptions related to future growth rates, discount factors, and tax rates, among other considerations. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. Additionally, we use the market approach to corroborate the estimated fair value. Both approaches are weighted equally when calculating our estimated fair value. If the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value, we would recognize an impairment charge in an amount equal to that excess in our consolidated statements of operations. During our analysis for fiscal 2022, fiscal 2021, and fiscal 2020, the estimated fair value of each of our reporting units exceeded the carrying amount of the reporting unit’s goodwill, and thus, no reporting unit failed step one of testing.

F-21

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

Long-Lived Assets and Other Intangible Assets

We amortize the cost of intangible assets over their respective estimated useful lives to their estimated residual value. See Note 8 – Goodwill and Intangible Assets for further discussion.

We assess the recoverability of long-lived assets (excluding goodwill) and finite-lived intangible assets, whenever events or changes in circumstances indicate that we may not be able to recover the asset’s carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset (groups) to the expected, undiscounted future net cash flows to be generated by that asset (groups), or, for identifiable intangible assets, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets is based on the present value of estimated future cash flows. We measure the amount of impairment of other long-lived assets and intangible assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair value of the asset, which is generally determined as the present value of estimated future cash flows or as the appraised value. Impairments of long-lived assets and intangible assets are included in restructuring and impairment, net in the consolidated statement of operations. See Note 4 – Restructuring and Impairment for further discussions.

Assets and Liabilities Held for Sale

We classify long-lived assets (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups); an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset (disposal group) beyond one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a long-lived asset (disposal group) that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset (disposal group) until the date of sale. We assess the fair value of a long-lived asset (disposal group) less any costs to sell each reporting period it remains classified as held for sale and report any reduction in fair value as an adjustment to the carrying value of the asset (disposal group). Upon being classified as held for sale we cease depreciation. We continue to depreciate long-lived assets to be disposed of other than by sale.

Upon determining that a long-lived asset (disposal group) meets the criteria to be classified as held for sale, we report the assets and liabilities of the disposal group in our consolidated balance sheets as assets held for sale and liabilities held for sale, respectively.

F-22

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investment in and Advances to Non-Consolidated Affiliates

We assess the potential for other-than-temporary impairment of our equity method investments when impairment indicators are identified. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including the present value of estimated future cash flows, estimates of sales proceeds, and external appraisals. If an investment is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down. See Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further discussion.

Financing Costs

We amortize financing costs and premiums, and accrete discounts, over the remaining life of the related debt using the effective interest amortization method, unless the impact of utilizing the straight-line method results in an immaterial difference. The expense is included in interest expense and amortization of debt issuance costs in our consolidated statements of operations. We record discounts and unamortized financing costs as a direct deduction from, or premiums as a direct addition to, the face amount of the financing.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 also applies to measurements under other accounting pronouncements, such as ASC 825, Financial Instruments (“ASC 825”) that require or permit fair value measurements. ASC 825 requires disclosures of the fair value of financial instruments. Our financial instruments include: cash and cash equivalents; certificates of deposit; accounts receivable; accounts payable; foreign currency, energy and interest rate derivative instruments; cross-currency swaps; metal option and forward contracts; share-based compensation; related party notes receivables and payables; letters of credit; short-term borrowings; and long-term debt.

The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable and current related party notes receivable and payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our short-term borrowings and long-term debt based on various factors including maturity schedules, call features and current market rates. We also use quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of our share-based compensation liabilities, short-term borrowings and long-term debt. When quoted market prices are not available for various types of financial instruments (such as currency, energy and interest rate derivative instruments, swaps, options, and forward contracts), we use standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows. See Note 19 – Fair Value Measurements for further discussion.

Pensions and Postretirement Benefits

Our pension obligations relate to funded defined benefit pension plans in the U.S., Canada, Switzerland, and the U.K.; unfunded pension plans in the U.S., Canada, and Germany; unfunded lump sum indemnities in France and Italy; and partially funded lump sum indemnities in South Korea. Our other postretirement obligations include unfunded health care and life insurance benefits provided to retired employees in Canada, the U.S., and Brazil.

F-23

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We account for our pensions and other postretirement benefits in accordance with ASC 715, Compensation — Retirement Benefits (“ASC 715”). We recognize the funded status of our benefit plans as a net asset or liability, with an offsetting adjustment to accumulated other comprehensive loss in shareholder’s equity. The funded status is calculated as the difference between the fair value of plan assets and the benefit obligation. For fiscal 2022 and fiscal 2021, we used March 31 as the measurement date.

We use standard actuarial methods and assumptions to account for our pension and other postretirement benefit plans. Pension and postretirement benefit obligations are actuarially calculated using management’s best estimates of the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions related to the employee workforce (compensation increases, health care cost trend rates, expected service period, retirement age, and mortality). Pension and postretirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments, curtailments, and settlements. Net actuarial gains and losses are amortized over periods of 15 years or less, which represent the group’s average future service life of the employees or the group’s average life expectancy. See Note 15 – Postretirement Benefit Plans for further discussion.

Noncontrolling Interests in Consolidated Affiliates

These financial statements reflect the application of ASC 810, Consolidations, which establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheet within shareholder’s (deficit) equity, but separate from the parent’s (deficit) equity; (ii) the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

Our consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates that we control or for which we are the primary beneficiary. We record a noncontrolling interest for the allocable portion of income or loss and comprehensive income or loss to which the noncontrolling interest holders are entitled based upon their ownership share of the affiliate. Distributions made to the holders of noncontrolling interests are charged to the respective noncontrolling interest balance.

Losses attributable to the noncontrolling interest in an affiliate may exceed our interest in the affiliate’s equity. The excess and any further losses attributable to the noncontrolling interest shall be attributed to those interests. The noncontrolling interest shall continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.

Environmental Liabilities

We record accruals for environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. We adjust these accruals periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are stated at undiscounted amounts. Environmental liabilities are included in our consolidated balance sheets in accrued expenses and other current liabilities and other long–term liabilities, depending on their short- or long-term nature. Any receivables for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in prepaid expenses and other current assets on our consolidated balance sheets.

F-24

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Costs related to environmental matters are charged to expense. Estimated future incremental operations, maintenance, and management costs directly related to remediation are accrued in the period in which such costs are determined to be probable and estimable. See Note 22 – Commitments and Contingencies for further discussion.

Litigation Contingencies

We accrue for loss contingencies associated with outstanding litigation, claims, and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. We expense professional fees associated with litigation claims and assessments as incurred. See Note 22 – Commitments and Contingencies for further discussion.

Income Taxes

We account for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under ASC 740, Income Taxes (“ASC 740”), a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient taxable income through various sources.

We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more than likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, the statute of limitation has expired or the appropriate taxing authority has completed their examination. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. See Note 21 – Income Taxes for further discussion.

Share-Based Compensation

In accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”), we recognize compensation expense for a share-based award over an employee’s requisite service period based on the award’s grant date fair value, subject to adjustment. Our share-based awards are settled in cash and are accounted for as liability based awards. As such, liabilities for awards under these plans are required to be measured at fair value at each reporting date until the date of settlement. See Note 14 – Share-Based Compensation for further discussion.

Foreign Currency Translation

The assets and liabilities of foreign operations, whose functional currency is other than the U.S. dollar (located in Europe and Asia), are translated to U.S. dollars at the period end exchange rates, and revenues and expenses are translated at average exchange rates for the period. Differences arising from this translation are included in the currency translation adjustment component of accumulated other comprehensive loss and noncontrolling interests, both of which are on our consolidated balance sheets. If there is a planned or completed sale or liquidation of our ownership in a foreign operation, the relevant currency translation adjustment is recognized in our consolidated statement of operations.

F-25

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For all operations, the monetary items denominated in currencies other than the functional currency are remeasured at period-end exchange rates, and transaction gains and losses are included in other (income) expenses, net in our consolidated statements of operations. Non-monetary items are remeasured at historical rates.

Business Combinations

Occasionally, we may enter into business combinations. In accordance with ASC 805, Business Combinations (“ASC 805”), we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration, and contingencies. Significant estimates and assumptions include subjective and/or complex judgements regarding items such as discount rate, revenue growth rates, projected EBITDA margins, customer attrition rates, economic lives, and other factors, which are used to derive the estimated future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets, and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased or the acquired asset could be impaired. See Note 2. Business Combination for further discussion.

Recently Adopted Accounting Standards

Standard	Adoption	Description	Disclosure Impact
ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the interaction between Topic 808 and Topic 606 (Issued November 2018)	October 1, 2020	The standard clarifies the interaction between Topic 808, collaborative agreements, and Topic 806, Revenue from Contracts with Customers. Targeted improvements served to clarify when transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606.	The Company has evaluated the impact of this standard, noting that the adoption has no impact on our consolidated financial statements. We will apply this guidance to any collaborative arrangements entered into in the future.

F-26

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standard	Adoption	Description	Disclosure Impact

ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting along with additional technical improvements and clarifications since issued

(Issued March 2020)

	April 1, 2020	The standard provides transitional guidance and optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships which reference LIBOR or another reference rate expected to be discontinued.	The Company has evaluated the impact of this standard, noting that there is no impact to our current contracts or hedging relationships. The Company will monitor the impact on future transactions through December 31, 2022.

ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (Issued December 2019)	April 1, 2020	The standard simplifies the accounting for income taxes by eliminating certain exceptions in ASC 740 related to the methodology for calculating income taxes in an interim period. It also clarifies and simplifies other aspects of the accounting for income taxes, improving the consistent application and simplification of U.S. GAAP.	The Company elected to early adopt the standard on a prospective basis. The most significant impact to the Company is the removal of a limit on the tax benefit recognized on pre-tax losses in interim periods. The adoption of this standard removed the limit on the tax benefit recognized on pre-tax losses during an interim period, which allowed the Company to recognize a higher tax benefit in the first quarter than previously allowable.

ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments	April 1, 2020	The standard provides various codification updates and improvements to address comments received.	The adoption of this standard did not have a material impact on the consolidated financial statements or disclosures.

ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (Issued October 2018)	April 1, 2020	This standard eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity must consider such indirect interests on a proportionate basis.	The Company has evaluated the impact of this standard, noting that there is no impact to our current variable interests. We have updated our accounting policies to ensure appropriate treatment if these are entered into in the future. The adoption of this standard did not have a material impact on the consolidated financial statements or disclosures.

F-27

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standard	Adoption	Description	Disclosure Impact
ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Issued August 2018)	April 1, 2020	This standard requires capitalization of implementation costs incurred in a hosting arrangement that is a service contract. This change will better align with requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected.	The Company has evaluated the impact of this standard, noting that we do not have these types of arrangements. We have updated our accounting policies to ensure appropriate treatment if these are entered into in the future. The adoption of this standard did not have a material impact on the consolidated financial statements or disclosures.

ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans (Issued August 2018)	April 1, 2020	This standard added requirements for new disclosures such as requiring a narrative description of the reasons for significant gains and losses affecting the benefit obligation for the period and also an explanation of any other significant changes in the benefit obligation or plan assets that are not otherwise apparent in the other disclosures required by ASC 715. Further, the standard removes some currently required disclosures such as (a) the requirement (for public entities) to disclose the effects of a one-percentage-point change on the assumed health care costs and the effect of this change in rates on service cost, interest cost, and the benefit obligation for postretirement health care benefits and (b) the amounts in accumulated other comprehensive income expected to be recognized in net periodic benefit costs over the next fiscal year.	The Company has evaluated the impact of this standard. We have updated our pension and postretirement disclosure accordingly, which did not have a material impact on the consolidated financial statements.

F-28

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standard	Adoption	Description	Disclosure Impact
ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (Issued January 2017)	April 1, 2020	This standard removes Step 2 from the goodwill impairment test. As amended, the goodwill impairment test will consist of one step comparing the fair value of a reporting unit with its carrying amount. Under the simplified model, a goodwill impairment is calculated as the difference between the carrying amount of the reporting unit and its fair value, but not to exceed the carrying amount of goodwill allocated to that reporting unit. This standard will need to be considered each time Novelis performs an assessment of goodwill for impairment under the quantitative test.	The Company has evaluated the impact of this standard. We have updated our goodwill impairment assessment process accordingly, which did not have a material impact on the consolidated financial statements.

ASU 2016-13, Financial Instrument-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments along with additional technical improvements and clarifications since issued (Issued June 2016)	April 1, 2020	The standard provides financial statement users with more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The current expected credit loss (“CECL”) model requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts.	We have updated our policies and processes for reserves against our financial instruments to factor in expected credit losses. This adoption did not have a material impact on the consolidated financial statements.

ASU 2019-07, Codification Updates to SEC Sections (Issued July 20619)	July 1, 2019	The standard provides various codification updates and improvements to address comments received.	The adoption of this standard did not have a material impact on the consolidated financial statements or disclosures.

F-29

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standard	Adoption	Description	Disclosure Impact

ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes (Issued October 2018)	April 1, 2019	The standard permits the use of the OIS based on the SOFR as a U.S. benchmark interest rate for purposes of hedge accounting under Topic 815 as requested by the Federal Reserve Board during deliberations leading to the issuance of ASU 2017-12. The FASB recognized that although the OIS rate based on SOFR is not yet widely recognized and quoted within the U.S. financial market, the attributes of the repo rates underlying the calculation of SOFR are recognized.	The adoption of this standard did not have a material impact on the consolidated financial statements or disclosures.

ASU 2018-09, Codification Improvements (Issued July 2018)	April 1, 2019	The standard provides various codification updates and improvements to address comments received.	The adoption of this standard did not have a material impact on the consolidated financial statements or disclosures.

ASU 2016-02, Leases (Topic 842) along with additional technical improvements, practical expedients, and clarifications since issued. (Issued February 2016)	April 1, 2019	The standard requires organizations that lease assets to recognize assets and liabilities for the rights and obligations created by the leases on balance sheet. The standard requires qualitative and quantitative disclosures to help investors and financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases.	We recognized right-of-use assets and lease liabilities on our consolidated balance sheets with no impact to the opening balance of retained earnings. The adoption of this standard did not have a material effect on the consolidated statement of operations or the consolidated statement of cash flows.

Recently Issued Accounting Standards (Not Yet Adopted)

We have reviewed the recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the consolidated financial statements as a result of future adoption.

2.	BUSINESS COMBINATION

On April 14, 2020, Novelis completed its acquisition of 100% of the issued and outstanding shares of Aleris, a global supplier of rolled aluminum products, pursuant to an Agreement and Plan of Merger, dated as of July 26, 2018 (the “Merger Agreement”). The closing purchase price of $2.8 billion consisted of $775 million less transaction costs for the equity value, as well as approximately $2.0 billion for the extinguishment of Aleris’ current outstanding debt and a $50 million earn-out payment. The $775 million base equity payment was reduced by $64 million of Aleris transaction costs, resulting in $711 million of cash for equity consideration. As a result, the acquisition increases the Company’s footprint as an aluminum rolled products manufacturer by expanding the

F-30

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

portfolio of services provided to its customers. Refer to Note 3 – Discontinued Operations for more details on the Duffel and Lewisport divestitures required as a condition of the acquisition. As a condition to the sale of the Duffel plant, we were required by the European Commission to make a payment of €55 million (approximately $60 million at the date of acquisition) to support capital improvements at the Duffel plant upon sale.

The final calculation of merger consideration paid to Aleris follows.

in millions	Amount
Cash for equity consideration(1)	$711
Repayment of Aleris’ debt (including prepayment penalties and accrued interest)(2)	1,954
Earn-out consideration(3)	50
Payment associated with Duffel capital expenditures(4)	60

Fair value of merger consideration	$2,775

(1)

Under the terms of the Merger Agreement, this represents the cash consideration, which is the base consideration for the settlement of all shares of common stock outstanding, including shares issued in connection with the conversion of the 6% Senior Subordinated Exchangeable Notes due 2020 issued by Aleris International, Inc. into Aleris common shares, and the settlement of stock options and restricted stock units, less transaction costs of $64 million. The transaction costs are removed from the base consideration as these costs were incurred by Aleris prior to the closing date and were not reimbursed by Novelis. Additionally, under the terms of the Merger Agreement, there is a €8 million (approximately $9 million at the date of acquisition) German tax indemnification included in the cash for equity consideration that will be payable to the selling shareholders upon the condition that the existing Aleris German tax receivable is received from the German tax authorities. During the third quarter of fiscal 2021, Novelis settled this payable with the selling shareholders.

(2)

On the closing date, all of the outstanding historical debt of Aleris, except for certain non-recourse multi-currency secured term loan facilities (collectively, the “Zhenjiang Term Loans”), was repaid in connection with the merger. In addition, prepayment penalties and accrued interest of approximately $12 million and $16 million, respectively, associated with the Aleris debt were paid in connection with such repayment.

(3)

Under the terms of the Merger Agreement, this represents the fair value of the earn-out consideration which was based upon Aleris meeting specified commercial margin targets. On the closing date, Aleris had met all of the specified targets in the Merger Agreement and the selling shareholders received the $50 million cash payment.

(4)

In connection with obtaining the regulatory antitrust approvals, the European Commission required Novelis to pay the buyer of Duffel an additional €55 million (approximately $60 million at the date of acquisition) to fund capital expenditures that would be required so that Duffel can operate as a standalone business. This amount was paid on September 30, 2020 and is included in acquisition of business, net of cash and restricted cash acquired in the consolidated statement of cash flows for fiscal 2021.

The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805. The purchase price was allocated to the assets acquired and liabilities assumed based on the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, none of which is expected to be deductible for tax purposes. Goodwill is primarily attributed to synergies from future expected economic benefits, including enhanced revenue growth from expanded capabilities and geographic presence, as well as cost savings from duplicative overhead, streamlined operations, and enhanced operational efficiency.

F-31

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated balance sheets include the assets and liabilities of Aleris, which were measured at fair value as of the acquisition date. The discontinued operations financial statement line items in the table below relate to Duffel and Lewisport.

The preliminary allocation of purchase price recorded for Aleris as of June 30, 2020 and subsequently revised for measurement period adjustments follows.

in millions	Assets Acquired as of June 30, 2020(1)	Measurement Period Adjustments	Assets Acquired as of March 31, 2021(1)
Cash and cash equivalents	$105	$—	$105
Accounts receivable(2)	251	17	268
Inventories	379	—	379
Prepaid expenses and other current assets(3)	24	—	24
Fair value of derivative instruments	46	—	46
Current assets of discontinued operations(4)	463	1	464
Property, plant and equipment(5)	949	(5)	944
Goodwill(6)(7)(8)(9)	328	141	469
Intangible assets, net(5)(6)	149	318	467
Deferred income tax assets(7)	114	(20)	94
Other long-term assets	39	—	39
Long–term assets of discontinued operations(8)	944	(390)	554

Total assets	$3,791	$62	$3,853

	Liabilities Assumed as of June 30, 2020(1)	Measurement Period Adjustments	Liabilities Assumed as of March 31, 2021(1)
Current portion of long–term debt	$24	$—	$24
Accounts Payable(2)	141	17	158
Fair value of derivative instruments	25	—	25
Accrued expenses and other current liabilities	143	—	143
Current liabilities of discontinued operations	166	—	166
Long–term debt, net of current portion	125	—	125
Deferred income tax liabilities(7)	37	4	41
Accrued postretirement benefits	164	—	164
Other long–term liabilities(9)	41	41	82
Long–term liabilities of discontinued operations	150	—	150

Total liabilities	$1,016	$62	$1,078

Net assets acquired			$2,775
Total purchase price			$2,775

(1)

In connection with the acquisition of Aleris, the Company acquired two businesses which were required to be sold. Therefore, such businesses were classified as held for sale and were included within the current

F-32

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

assets of discontinued operations, long-term assets of discontinued operations, current liabilities of discontinued operations, and long–term liabilities of discontinued operations line items in the above allocation of purchase price (see Note 3 – Discontinued Operations). As of March 31, 2021, both of these businesses were sold and are no longer included in the consolidated balance sheets of Novelis.
(2)

The measurement period adjustment related to the presentational alignment of pending derivative settlements on a gross basis in accordance with Novelis’ policy during the second quarter of fiscal 2021.

(3)	Included in prepaid expenses and other current assets is $9 million of restricted cash acquired related to cash deposits restricted for the payment of the Zhenjiang Term Loans.
(4)	Included in current assets of discontinued operations is $41 million of cash and cash equivalents acquired related to our discontinued operations.
(5)	The measurement period adjustment of $5 million related to presentational alignment of certain capitalized software in accordance with Novelis’ policy during the third quarter of fiscal 2021.
(6)

The measurement period adjustment related to revisions in the valuation of intangible assets based on refinements to key assumptions, such as discount rates and growth rates, of $261 million and $52 million during the second and third quarters of fiscal 2021, respectively.

(7)

The measurement period adjustment related to deferred tax impacts of the measurement period adjustments and other tax adjustments, resulting in a decrease in deferred tax assets of $34 million during the second quarter, an increase of $22 million during the third quarter, and a decrease of $8 million during the fourth quarter of fiscal 2021, respectively. Deferred tax liabilities were adjusted by $4 million in the fourth quarter of fiscal 2021.

(8)

The measurement period adjustment related to estimated costs to sell the Duffel and Lewisport businesses, in addition to revisions to key assumptions of the valuation of Lewisport and Duffel’s property, plant and equipment, of $284 million and $75 million during the second and third quarters of fiscal 2021, respectively, and revisions to key assumptions related to Lewisport’s intangible assets of $31 million during the second quarter of fiscal 2021.

(9)	The measurement period adjustment related to certain uncertain tax positions and customs related adjustments identified during the third quarter of fiscal 2021.

The fair values of assets acquired and liabilities are final as of March 31, 2021. The fair values of the assets acquired and liabilities assumed of discontinued operations were determined using estimated sales prices. The fair values of the continuing operations assets acquired and liabilities assumed were determined using the income and cost approaches. In many cases, the determination of the fair values required estimates about discount rates, future expected cash flows, and other future events that were judgmental and subject to change. The fair value measurements are primarily based on significant inputs that are not observable in the market and thus represent Level 3 measurements in the fair value hierarchy as defined in ASC 820. Intangible assets consisting of customer relationships, technology, and trade names were valued using the multi-period excess earnings method or the relief from royalty method, both of which are forms of the income approach. A cost and market approach was applied, as appropriate, for inventory and property and equipment, including land.

Customer relationship intangible assets were valued using the multi-period excess earnings method. The significant assumptions used include the estimated annual net cash flows (including appropriate revenue and profit attributable to the asset, retention rate, applicable tax rate, and contributory asset charges, among other factors), the discount rate, reflecting the risks inherent in the future cash flow stream, an assessment of the asset’s life cycle, and the tax amortization benefit, among other factors.

Technology and trade name intangible assets were valued using the relief from royalty method. The significant assumptions used include the estimated annual net cash flows (including appropriate revenue attributable to the asset, applicable tax rate, royalty rate, and other factors such as technology related obsolescence rates), the discount rate, reflecting the risks inherent in the future cash flow stream, and the tax amortization benefit, among other factors.

F-33

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventory was valued using the replacement cost or market approach, as appropriate. The replacement cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used to determine the estimated replacement cost of raw materials. The market approach was used to determine the estimated selling price less costs to sale for work in progress and finished goods.

Property and equipment, including land, were valued using the cost or market approach, as appropriate. For assets valued using the cost approach, the cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation. The market approach, which estimates value by leveraging comparable land sale data/listings and qualitatively comparing them to the in-scope properties, was used to value the land.

The assumed long-term debt in China was valued using an income approach. The significant assumptions used include the estimated annual cash flows and interest and credit spreads, among other factors.

The assumed pension and postretirement liabilities were valued using an income approach. The significant assumptions used include the estimated annual cash flows, the discount rate, and the estimated return on asset rate, among other factors.

The fair value of the assets acquired includes current accounts receivables of $268 million related to continuing operations and $78 million related to discontinued operations. The gross amount due is $346 million, of which less than $1 million is expected to be uncollectible.

The fair value of the assets acquired includes $22 million and $7 million of operating lease right-of-use assets and finance lease assets, respectively. The fair value of liabilities assumed includes $9 million and $7 million of operating lease liabilities and finance lease liabilities, respectively, of which, $4 million and $3 million of operating lease liabilities and finance lease liabilities, respectively, are current liabilities.

The Company has allocated the goodwill associated with the Aleris acquisition to the regions in the amounts below.

in millions	North America	Europe	Asia	Total
Goodwill	$375	$53	$41	$469

The amounts allocated to intangible assets are as follows.

in millions	Gross Carrying Amount(1)	Weighted- Average Useful Life
Trade name	$10	2.5 years
Technology	52	15.1 years
Customer relationships	403	22.5 years
Other intangibles	2	N/A

Total	$467	21.2 years

(1)

In connection with the acquisition of Aleris, Novelis acquired two businesses which we were obligated to sell. As such, gross carrying amounts exclude amounts held for sale (see Note 3 – Discontinued Operations).

Between the acquisition date and March 31, 2021, the results of continuing operations for Aleris of $1.6 billion of net sales and $144 million of net loss have been included within the accompanying consolidated statement of operations for fiscal 2021.

F-34

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited supplemental pro forma combined financial information presents the Company’s results of operations for fiscal 2021 and fiscal 2020 as if the acquisition of Aleris had occurred on April 1, 2019. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the Company’s operating results that may have actually occurred had the acquisition of Aleris been completed on April 1, 2019. In addition, the unaudited pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies, or other synergies that may be associated with the acquisition or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of Aleris.

in millions	Fiscal 2021	Fiscal 2020
Net sales	$12,330	$13,175
Net income	306	412

The unaudited pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the acquisition had occurred on April 1, 2019 to give effect to certain events the Company believes to be directly attributable to the acquisition. These pro forma adjustments primarily include:

•	the elimination of Aleris historical depreciation and amortization expense and the recognition of new depreciation and amortization expense;

•

an adjustment to interest expense to reflect the additional borrowings of the Company in conjunction with the acquisition and the repayment of Aleris’ historical debt in conjunction with the acquisition;

•	an adjustment to present acquisition-related transaction costs and other one-time costs directly attributable to the acquisition as if they were incurred in the earliest period presented; and

•	the related income tax effects of the adjustments noted above.

3.	DISCONTINUED OPERATIONS

On April 14, 2020, we closed the acquisition of Aleris for $2.8 billion. As a result of the antitrust review processes in the European Union, the U.S., and China required for approval of the acquisition, we were obligated to divest Aleris’ European and North American automotive assets, including the Duffel and Lewisport plants. See Note 2 – Business Combination for more details on the acquisition and related accounting treatment.

Duffel

On September 30, 2020, we completed the sale of Duffel to Liberty House Group through its subsidiary, ALVANCE, the international aluminum business of the GFG Alliance. Upon closing, we received €210 million ($246 million as of September 30, 2020) in cash and a €100 million ($117 million as of September 30, 2020) receivable that was deemed to be contingent consideration subject to the results of a binding arbitration proceeding under German law that is currently underway. The arbitration will determine the responsibility of ALVANCE to Novelis based on whether either or both parties breached any of their respective obligations under the purchase and sale agreements, and if so, their relative culpability for such breaches, potentially reduced by certain claims of ALVANCE against Novelis. Arbitration results are inherently uncertain and unpredictable, and there can be no assurance of the result the arbitral tribunal will reach. The arbitrators may award Novelis no more than €100 million and may not award any damages to ALVANCE. In addition, we recorded a €15 million ($18 million) receivable for net debt and working capital adjustments.

F-35

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We elected to account for the contingent consideration at fair value and mark to fair value on a quarterly basis. As of March 31, 2021, the fair value of the contingent consideration was adjusted for the accretion of imputed interest to €95 million ($112 million) and was included within in other long–term assets — third parties on our consolidated balance sheet.

For fiscal 2021, the results of operations of Duffel were presented within loss from discontinued operations, net of tax in the consolidated statement of operations and cash flows of Duffel were presented as discontinued operations in the consolidated statement of cash flows. During fiscal 2021, cash flows from the sale of Duffel totaled $223 million, which represents $246 million in cash proceeds less $23 million in cash sold.

As of June 30, 2021, Novelis marked all outstanding receivables related to the sale of Duffel to an estimated fair value of €45 million ($53 million), which resulted in a loss of €51 million ($61 million) recorded in loss from discontinued operations, net of tax. As of March 31, 2022, there has been no change to this fair value, and the receivable is included in other long–term assets in our consolidated balance sheet as of March 31, 2022. There is no assurance as to when we expect the post-closing arbitration process to conclude or whether we will receive any of the contingent consideration.

As of March 31, 2022, certain assets and liabilities of Duffel remain within current assets of discontinued operations and current liabilities of discontinued operations on our consolidated balance sheets, which pertain to certain accounts receivable and accounts payable balances remaining to be settled.

Lewisport

On November 8, 2020, we entered into a definitive agreement with American Industrial Partners for the sale of Lewisport and closed the sale on November 30, 2020. Upon closing, we received $180 million in cash proceeds. In addition, we received $19 million for net working capital adjustments during the third quarter of fiscal 2022.

For fiscal 2021, the results of operations of Lewisport were presented within loss from discontinued operations, net of tax in the consolidated statement of operations and cash flows of Lewisport were presented as discontinued operations in the consolidated statements of cash flows.

Loss on Sale of Discontinued Operations

As a result of the transactions above, for fiscal 2021 we recorded a loss on sale of discontinued operations of $170 million, net of taxes, associated with the sales of Duffel and Lewisport. Cash flows from the sales of Duffel and Lewisport are included in the consolidated statements of cash flows for fiscal 2021 as net cash provided by investing activities - discontinued operations. An offsetting $46 million in net cash provided by investing activities - discontinued operations for fiscal 2021 relates primarily to capital expenditures and outflows from the sale of derivative instruments for Duffel and Lewisport during the period prior to their divestiture.

F-36

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	RESTRUCTURING AND IMPAIRMENT

Restructuring and impairment, net includes restructuring costs, impairments, and other related expenses or reversal of expenses. As of March 31, 2022, $6 million of restructuring liability is included in accrued expenses and other current liabilities, while the remainder is within other long–term liabilities in our accompanying consolidated balance sheet.

in millions	North America	Europe	Asia	South America	Other Operations	Total
Restructuring liability balance as of March 31, 2019	$1	$3	$—	$13	$—	$17
Restructuring and impairment expenses, net(1)	5	33	2	3	—	43
Cash payments	—	(4)	—	(1)	—	(5)
Foreign currency and other(2)	(5)	(11)	(2)	(3)	—	(21)

Restructuring liability balance as of March 31, 2020	$1	$21	$—	$12	$—	$34
Restructuring and impairment expenses, net(3)	6	14	—	1	8	29
Cash payments	(3)	(17)	—	(3)	(5)	(28)
Foreign currency and other(2)	(1)	1	—	(1)	—	(1)

Restructuring liability balance as of March 31, 2021	$3	$19	$—	$9	$3	$34
Restructuring and impairment expenses (reversal), net(4)	2	(5)	2	2	—	1
Cash payments	(3)	(11)	(1)	(3)	(3)	(21)
Foreign currency and other	—	—	—	(1)	—	(1)

Restructuring liability balance as of March 31, 2022	$2	$3	$1	$7	$—	$13

(1)

Restructuring and impairment expenses, net for fiscal 2020 primarily relates to the closure of certain non-core operations in Europe, impairment charges on intangible software assets and certain long-lived assets unrelated to restructuring activities in North America and Asia, and the closure of smelter facilities in South America.

(2)

Foreign currency and other includes the impact of foreign currency on our restructuring liability as well as the removal of other non-cash expenses recorded and included within restructuring and impairment expenses, net in the table above that are not recorded through the restructuring liability. For fiscal 2021 and fiscal 2020 impairment charges and other non-cash expenses included in restructuring and expenses, net were $1 million and $18 million, respectively.

(3)	Restructuring and impairment expenses, net for fiscal 2021 primarily relates to the reorganization and right sizing of the acquired Aleris business.
(4)

Restructuring and impairment expenses (reversal), net for fiscal 2022 primarily relates to reorganization activities resulting from the Aleris acquisition, mostly offset by a partial release of certain restructuring liabilities as a result of changes in estimated costs.

F-37

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	ACCOUNTS RECEIVABLE

Accounts receivable, net consists of the following.

	March 31,
in millions	2022	2021
Trade accounts receivable	$2,339	$1,551
Other accounts receivable	257	141

Accounts receivable — third parties	2,596	1,692
Allowance for credit losses — third parties	(6)	(5)

Accounts receivable, net — third parties	$2,590	$1,687

Accounts receivable, net — related parties	$222	$166

Allowance for Credit Losses

As of March 31, 2022 and 2021, our allowance for credit losses represented approximately 0.2% and 0.3% of gross accounts receivable — third parties, respectively.

Activity in the allowance for credit losses is as follows.

in millions	Balance at Beginning of Period	Additions Charged to Expense	Accounts Recovered/ (Written-Off)	Foreign Exchange and Other	Balance at End of Period
Fiscal 2022	$5	$1	$—	$—	$6
Fiscal 2021	8	—	(3)	—	5
Fiscal 2020	7	3	(1)	(1)	8

Factoring of Trade Receivables

We factor trade receivables based on local cash needs and in an attempt to balance the timing of cash flows of trade payables and receivables. Factored invoices are not included in our consolidated balance sheets when we do not retain a financial or legal interest. If a financial or legal interest is retained, we classify these factorings as secured borrowings.

The following tables summarize amounts relating to our factoring activities.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Factoring expense(1)	$59	$27	$41

(1)	Factoring expense is included within selling, general and administrative expenses in our accompanying statements of operations.

	March 31,
in millions	2022	2021
Factored receivables outstanding	$751	$444

F-38

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	INVENTORIES

Inventories consists of the following.

	March 31,
in millions	2022	2021
Finished goods	$677	$455
Work in process	1,511	874
Raw materials	620	407
Supplies	230	192

Inventories	$3,038	$1,928

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consists of the following.

	March 31,
in millions	2022	2021
Land and property rights	$205	$202
Buildings	1,864	1,607
Machinery and equipment(1)	5,821	5,390

Gross property, plant and equipment (excluding construction in progress)	7,890	7,199
Accumulated depreciation and amortization	(3,686)	(3,385)

Property, plant and equipment, net (excluding construction in progress)	4,204	3,814
Construction in progress	420	873

Property, plant and equipment, net(2)	$4,624	$4,687

(1)	In addition to equipment under finance leases, machinery and equipment also includes furniture, fixtures, and equipment.
(2)

Included in property, plant and equipment, net are $30 million and $22 million of finance leases as of March 31, 2022 and 2021, respectively. This balance of finance leases represents gross finance leases of $41 million, net of accumulated amortization of $11 million, and $33 million, net of accumulated amortization of $11 million, as of March 31, 2022 and 2021, respectively. Of the $41 million and $33 million of gross finance leases as of March 31, 2022 and 2021, $40 million and $32 million were included in machinery and equipment, respectively. The remainder is included in buildings.

During fiscal 2022, fiscal 2021, and fiscal 2020, we capitalized $18 million, $26 million, and $14 million of interest related to construction of property, plant and equipment and intangibles under development, respectively.

Depreciation expense related to property, plant and equipment, net is shown in the table below.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Depreciation expense related to property, plant and equipment, net	$457	$451	$298

F-39

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Asset impairments

Impairment charges are recorded in restructuring and impairment, net on our consolidated statements of operations. See Note 4 – Restructuring and Impairment for additional information.

Asset Retirement Obligations

An asset retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability along with a corresponding increase to the carrying amount of the related property, plant and equipment, which is then depreciated over its useful life. As of March 31, 2022, our asset retirement obligations relate to sites, primarily in North America and Europe, that have government imposed or other legal remediation obligations. The following is a summary of our asset retirement obligation activity. The current portion of our asset retirement obligations is included in accrued expenses and other current liabilities in our consolidated balance sheets, while the long-term portion is included in other long–term liabilities. As of March 31, 2022, $20 million was included in other long–term liabilities.

in millions	Asset Retirement Obligation at Beginning of Period	Obligations Incurred	Acquisition	Foreign Exchange & Other Adjustments	Settlements	Asset Retirement Obligation at End of Period
Fiscal 2022	$25	$—	$—	$—	$(4)	$21
Fiscal 2021	24	2	3	(3)	(1)	25
Fiscal 2020	29	—	—	(1)	(4)	24

8.	GOODWILL AND INTANGIBLE ASSETS

A summary of the changes in the carrying value of goodwill for fiscal 2022 and fiscal 2021 follows.

in millions	North America	Europe	Asia	South America	Total
Carrying value of goodwill at March 31, 2020(1)	$285	$181	$—	$141	$607
Acquisition(2)	375	53	41	—	469
Foreign currency translation adjustment	—	4	3	—	7

Carrying value of goodwill at March 31, 2021(1)	660	238	44	141	1,083
Foreign currency translation adjustment	—	(3)	1	—	(2)

Carrying value of goodwill at March 31, 2022(1)	$660	$235	$45	$141	$1,081

(1)	Carrying value of goodwill at March 31, 2022, 2021, and 2020 is net of accumulated impairment of $860 million for North America, $330 million for Europe, and $150 million for South America.
(2)	Relates to the goodwill generated through the purchase of Aleris in fiscal 2021.

F-40

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of intangible assets, net are as follows.

	March 31, 2022				March 31, 2021
in millions	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradenames	18.9 years	$152	$(113)	$39	$152	$(102)	$50
Technology and software	9.8 years	492	(395)	97	471	(356)	115
Customer-related intangible assets	22.3 years	854	(367)	487	858	(330)	528
Other intangibles	N/A	2	(2)	—	4	(1)	3

	17.8 years	$1,500	$(877)	$623	$1,485	$(789)	$696

During fiscal 2020, we recorded impairment charges related to certain intangible software assets. In fiscal 2022 and fiscal 2021, we did not record impairment charges on any intangible assets. All intangible assets are amortized using the straight-line method. For additional information refer to Note 4 – Restructuring and Impairment.

Amortization expense related to intangible assets, net is as follows.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Amortization expense related to intangible assets included in depreciation and amortization	$93	$92	$63

Estimated total amortization expense related to intangible assets, net for each of the five succeeding fiscal years is as follows (in millions). Actual amounts may differ from these estimates due to such factors as customer turnover, raw material consumption patterns, impairments, additional intangible asset acquisitions, or other events.

Fiscal Year Ending March 31,	Amount
2023	$79
2024	63
2025	61
2026	60
2027	60

9.	CONSOLIDATION

Variable Interest Entities

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. An entity is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Logan is a consolidated joint venture in which we hold 40% ownership. Our joint venture partner is Tri-Arrows. Logan processes metal received from Novelis and Tri-Arrows and charges the respective partner a fee to cover

F-41

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

expenses. Logan is a thinly capitalized VIE that relies on the regular reimbursement of costs and expenses from Novelis and Tri-Arrows to fund its operations. Novelis is considered the primary beneficiary and consolidates Logan since it has the power to direct activities that most significantly impact Logan’s economic performance, an obligation to absorb expected losses, and the right to receive benefits that could potentially be significant to the VIE.

Other than the contractually required reimbursements, we do not provide additional material support to Logan. Logan’s creditors do not have recourse to our general credit. There are significant other assets used in the operations of Logan that are not part of the joint venture, as they are directly owned and consolidated by Novelis or Tri-Arrows.

The following table summarizes the carrying value and classification of assets and liabilities owned by the Logan joint venture and consolidated in our consolidated balance sheets.

	March 31,
in millions	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$3	$5
Accounts receivable, net	50	69
Inventories	115	81
Prepaid expenses and other current assets	8	4

Total current assets	176	159
Property, plant and equipment, net	22	19
Goodwill	12	12
Deferred income tax assets	41	57
Other long–term assets	6	8

Total assets	$257	$255

LIABILITIES
Current liabilities:
Accounts payable	$53	$38
Accrued expenses and other current liabilities	28	26

Total current liabilities	81	64
Accrued postretirement benefits	153	214
Other long–term liabilities	2	5

Total liabilities	$236	$283

10.	INVESTMENT IN AND ADVANCES TO NON-CONSOLIDATED AFFILIATES AND RELATED PARTY TRANSACTIONS

Included in the accompanying consolidated financial statements are transactions and balances arising from business we conducted with our equity method non-consolidated affiliates.

Alunorf

Alunorf is a joint venture investment between Novelis Deutschland GmbH, a subsidiary of Novelis, and Speira GmbH. Each of the parties to the joint venture holds a 50% interest in the equity, profits and losses, shareholder

F-42

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

voting, management control, and rights to use the production capacity of the facility. Alunorf tolls aluminum and charges the respective partner a fee to cover the associated expenses.

UAL

UAL is a joint venture investment between Novelis Korea Ltd., a subsidiary of Novelis, and Kobe. UAL is a thinly capitalized VIE that relies on the regular reimbursement of costs and expenses from Novelis and Kobe. UAL is controlled by an equally represented Board of Directors in which neither entity has sole decision-making ability regarding production operations or other significant decisions. Furthermore, neither entity has the ability to take the majority share of production or associated costs over the life of the joint venture. Our risk of loss is limited to the carrying value of our investment in and inventory-related receivables from UAL. UAL’s creditors do not have recourse to our general credit. Therefore, UAL is accounted for as an equity method investment, and Novelis is not considered the primary beneficiary. UAL currently produces flat-rolled aluminum products exclusively for Novelis and Kobe. As of March 31, 2022, Novelis and Kobe both hold 50% interests in UAL.

AluInfra

AluInfra is a joint venture investment between Novelis Switzerland SA, a subsidiary of Novelis, and Constellium SE. Each of the parties to the joint venture holds a 50% interest in the equity, profits and losses, shareholder voting, management control, and rights to use the facility.

The following table summarizes the assets, liabilities, and equity of our equity method non-consolidated affiliates in the aggregate as of March 31, 2022 and 2021.

	March 31,
in millions	2022	2021
ASSETS
Current assets	$658	$476
Non-current assets	815	862

Total assets	$1,473	$1,338

LIABILITIES
Current liabilities	$417	$283
Non-current liabilities	370	389

Total liabilities	$787	$672
EQUITY
Total equity	$686	$666

Total liabilities and equity	$1,473	$1,338

As of March 31, 2022, the investment in Alunorf exceeded our proportionate share of the net assets by $427 million. The difference is primarily related to the unamortized fair value adjustments that are included in our investment balance as a result of the acquisition of Novelis by Hindalco in 2007.

As of March 31, 2022, the investment in UAL exceeded our proportionate share of the net assets by $46 million. The difference primarily relates to goodwill.

F-43

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the results of operations of our equity method non-consolidated affiliates in the aggregate for fiscal 2022, fiscal 2021, and fiscal 2020 as well as the nature and amounts of significant transactions that we had with our non-consolidated affiliates. The amounts in the table below are disclosed at 100% of the operating results of these affiliates.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net sales	$1,755	$1,216	$1,178
Costs and expenses related to net sales	1,691	1,191	1,160
Income tax provision	18	7	5

Net income	$46	$18	$13

Purchase of tolling services from Alunorf	$312	$251	$243

Related Party Transactions

Included in the accompanying consolidated financial statements are transactions and balances arising from business we conduct with our non-consolidated affiliates and our indirect parent company, Hindalco.

The following table describes related party balances in the accompanying consolidated balance sheets. We had no other material related party balances with non-consolidated affiliates.

	March 31,
in millions	2022	2021
Accounts receivable, net — related parties	$222	$166
Other long–term assets — related parties	1	1
Accounts payable — related parties	320	230

Transactions with Hindalco

We occasionally have related party transactions with Hindalco. During fiscal 2022, fiscal 2021, and fiscal 2020, we recorded net sales of less than $1 million between Novelis and Hindalco, which primarily related to certain services and sales of equipment. As of March 31, 2022 and 2021, there were $1 million and $2 million of accounts receivable, net — related parties net of accounts payable — related parties related to transactions with Hindalco, respectively. During fiscal 2022 and fiscal 2021, Novelis purchased $2 million in raw materials from Hindalco.

Return of Capital

During fiscal 2022, we paid a return of capital to our common shareholder in the amount of $100 million. No such payments were made during fiscal 2021 or fiscal 2020.

11.	LEASES

We lease certain land, buildings, and equipment under non-cancelable operating lease arrangements and certain equipment and office space under finance lease arrangements.

We used the following policies and/or assumptions in evaluating our lease population.

•

Lease determination: Novelis considers a contract to be or to contain a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.

F-44

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

Discount rate: When our lease contracts do not provide a readily determinable implicit rate, we use the estimated incremental borrowing rate based on information available at the inception of the lease. The discount rate is determined by region and asset class.

•

Variable payments: Novelis includes payments that are based on an index or rate within the calculation of right-of-use leased assets and lease liabilities, which is initially measured at the lease commencement date. Other variable lease payments include, but are not limited to, maintenance, service, and supply costs. These costs are disclosed as a component of total lease costs.

•

Purchase options: Certain leases include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

•

Renewal options: Most leases include one or more options to renew with renewal terms that can extend the lease term from one or more years. The exercise of lease renewal options is at our sole discretion.

•	Residual value guarantees, restrictions, or covenants: Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

•

Short-term leases: Leases with an initial term of 12 months or less are not recorded on the balance sheet. We recognize lease expense for these leases on a straight-line basis over the lease term and expense the associated operating lease costs to selling, general and administrative expenses on the consolidated statements of operations.

•

Non-lease components: Leases that contain non-lease components (primarily equipment maintenance) are accounted for as a single component and recorded on the consolidated balance sheets for certain asset classes including real estate and certain equipment. Non-lease components include, but are not limited to, common area maintenance, service arrangements, and supply agreements.

The table below presents the classification of leasing assets and liabilities within our consolidated balance sheets.

		March 31,
in millions	Consolidated Balance Sheet Classification	2022	2021
ASSETS
Operating lease right-of-use assets	Other long–term assets	$100	$106
Finance lease assets(1)	Property, plant and equipment, net	30	22

Total lease assets		$130	$128

LIABILITIES
Current:
Operating lease liabilities	Accrued expenses and other current liabilities	$23	$25
Finance lease liabilities	Current portion of long–term debt	7	6
Long-term:
Operating lease liabilities	Other long–term liabilities	58	63
Finance lease liabilities	Long–term debt, net of current portion	23	16

Total lease liabilities		$111	$110

(1)	Finance lease assets are recorded net of accumulated depreciation of $11 million as of March 31, 2022 and March 31, 2021.

F-45

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the classification of lease related expenses or income as reported within the consolidated statements of operations. Amortization of and interest on liabilities related to finance leases were $7 million during fiscal 2022 and fiscal 2021.

in millions	Income Statement Classification	Fiscal 2022	Fiscal 2021	Fiscal 2020
Operating lease costs(1)	Selling, general and administrative expenses	$57	$57	$51

(1)	Operating lease costs include short-term leases and variable lease costs.

Future minimum lease payments as of March 31, 2022, for our operating and finance leases having an initial or remaining non-cancelable lease term in excess of one year are as follows (in millions).

Fiscal Year Ending March 31,	Operating leases(1)	Finance leases(2)
2023	$24	$8
2024	20	15
2025	15	4
2026	9	2
2027	6	1
Thereafter	16	1

Total minimum lease payments	90	31

Less: interest	9	1

Present value of lease liabilities	$81	$30

(1)

Operating lease payments related to options to extend lease terms that are reasonably certain of being exercised are immaterial as of March 31, 2022. As of March 31, 2022, there were $47 million of undiscounted future minimum lease payments excluded from above related to an operating lease signed but not yet commenced. This new lease is intended to replace our current global headquarters in Atlanta, Georgia. We expect the lease to commence in fiscal 2023.

(2)

Finance lease payments related to options to extend lease terms that are reasonably certain of being exercised are immaterial, and we do not have leases signed but not yet commenced as of March 31, 2022.

The following table presents the weighted-average remaining lease term and discount rates.

	March 31,
	2022	2021
Weighted-average remaining lease term
Operating leases	6.0 years	6.1 years
Finance leases	2.9 years	4.7 years
Weighted-average discount rate
Operating leases	3.71%	3.70%
Finance leases	2.19%	2.37%

F-46

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents supplemental information on our leases for fiscal 2022, fiscal 2021, and fiscal 2020.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$59	$66	$64
Financing cash flows from finance leases	5	7	—
Leased assets obtained in exchange for new finance lease liabilities(1)	16	17	1
Leased assets obtained in exchange for new operating lease liabilities(2)	16	21	13

(1)	For fiscal 2021, we excluded $7 million of finance lease asset additions that were obtained through the acquisition of Aleris.
(2)	For fiscal 2021, we excluded $22 million of operating lease right-of-use asset additions that were obtained through the acquisition of Aleris.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consists of the following.

	March 31,
in millions	2022	2021
Accrued compensation and benefits	$251	$255
Accrued interest payable	43	48
Accrued income taxes	67	70
Other current liabilities	413	297

Accrued expenses and other current liabilities	$774	$670

F-47

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	DEBT

Debt consists of the following.

		March 31, 2022			March 31, 2021
in millions	Interest Rates(1)	Principal	Unamortized Carrying Value Adjustments(2)	Carrying Value	Principal	Unamortized Carrying Value Adjustments(2)	Carrying Value
Short-term borrowings	1.66%	$529	$—	$529	$236	$—	$236
Floating rate Term Loans, due June 2022		—	—	—	648	(5)	643
Floating rate Term Loans, due January 2025	2.76%	760	(11)	749	767	(15)	752
Floating rate Term Loans, due March 2028	3.01%	495	(8)	487	480	(9)	471
Zhenjiang Term Loans, due May 2024		—	—	—	124	2	126
5.875% Senior Notes, due September 2026		—	—	—	1,500	(13)	1,487
3.250% Senior Notes, due November 2026	3.250%	750	(10)	740	—	—	—
3.375% Senior Notes, due April 2029	3.375%	556	(10)	546	588	(13)	575
4.750% Senior Notes, due January 2030	4.75%	1,600	(25)	1,575	1,600	(28)	1,572
3.875% Senior Notes, due August 2031	3.875%	750	(10)	740	—	—	—
4.90% China Bank Loans, due August 2027	4.90%	76	—	76	76	—	76
1.80% Brazil Loan, due June 2023	1.80%	30	—	30	—	—	—
1.80% Brazil Loan, due December 2023	1.80%	20	—	20	—	—	—
Finance lease obligations and other debt, due through June 2028(3)	2.22%	30	—	30	22	—	22

Total debt		$5,596	$(74)	$5,522	$6,041	$(81)	$5,960
Less: Short-term borrowings		(529)	—	(529)	(236)	—	(236)
Current portion of long-term debt		(26)	—	(26)	(71)	—	(71)

Long-term debt, net of current portion		$5,041	$(74)	$4,967	$5,734	$(81)	$5,653

(1)

Interest rates are the stated rates of interest on the debt instrument (not the effective interest rate) as of March 31, 2022, and therefore exclude the effects of accretion and amortization of debt issuance costs related to refinancing transactions and additional borrowings. We present stated rates of interest because they reflect the rate at which cash will be paid for future debt service.

(2)	Amounts include unamortized debt issuance costs, fair value adjustments, and debt discounts.
(3)	See Note 11 – Leases for more information.

F-48

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Principal repayment requirements for our total debt over the next five years and thereafter using exchange rates as of March 31, 2022 for our debt denominated in foreign currencies are as follows (in millions).

As of March 31, 2022	Amount
Short-term borrowings and current portion of long-term debt due within one year	$555
2 years	87
3 years	766
4 years	23
5 years	777
Thereafter	3,388

Total debt	$5,596

Short-Term Borrowings

As of March 31, 2022, our short-term borrowings totaled $529 million, consisting of $313 million under our short-term loan entered into in January 2022, $101 million in short-term China loans (CNY 640 million), $100 million in Brazil loans, and $15 million of borrowings on our ABL Revolver.

In January 2022, we entered into a $315 million short-term loan with Axis Bank Limited, IFSC Banking Unit, Gift City, as administrative agent and lender. The proceeds of the short-term loan were applied to voluntarily prepay the 2017 Term Loans, as defined below. The short-term loan matures on November 30, 2022, is subject to 0.25% quarterly amortization payments, and accrues interest at SOFR plus 0.90%. The short-term loan is unsecured and guaranteed by certain of the Company’s direct and indirect U.S. and Canadian subsidiaries, and the agreement contains voluntary prepayment provisions, affirmative and negative covenants, and events of default substantially similar to those under our Term Loan Facility, other than changes to reflect the unsecured nature of the short-term loan.

Senior Secured Credit Facilities

As of March 31, 2022, the senior secured credit facilities consisted of (i) a secured term loan credit facility (“Term Loan Facility”) and (ii) a $1.5 billion asset based loan facility (“ABL Revolver”). The senior secured credit facilities contain various affirmative covenants, including covenants with respect to our financial statements, litigation and other reporting requirements, insurance, payment of taxes, employee benefits, and (subject to certain limitations) causing new subsidiaries to pledge collateral and guaranty our obligations. The senior secured credit facilities also include various customary negative covenants and events of default, including limitations on our ability to incur additional indebtedness; sell certain assets; enter into sale and leaseback transactions; make investments, loans, and advances; pay dividends or returns of capital and distributions beyond certain amounts; engage in mergers, amalgamations, or consolidations; engage in certain transactions with affiliates; and prepay certain indebtedness. The Term Loan Facility also contains a financial maintenance covenant that prohibits Novelis’ senior secured net leverage ratio as of the last day of each fiscal quarter period as measured on a rolling four quarter basis from exceeding 3.50 to 1.00, subject to customary equity cure rights. The senior secured credit facilities include a cross-default provision under which lenders could accelerate repayment of the loans if a payment or non-payment default arises under any other indebtedness with an aggregate principal amount of more than $100 million (or, in the case of the Term Loan Facility, under the ABL Revolver regardless of the amount outstanding). The senior secured credit facilities are guaranteed by the Company’s direct parent, AV Metals Inc., and certain of the Company’s direct and indirect subsidiaries and are secured by a pledge of substantially all of the assets of the Company and the guarantors.

F-49

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Term Loan Facility

The Term Loan Facility requires customary mandatory prepayments with excess cash flow, other asset sale proceeds, casualty event proceeds, and proceeds of prohibited indebtedness, all subject to customary reinvestment rights and exceptions. The loans under the Term Loan Facility may be prepaid, in full or in part, at any time at Novelis’ election without penalty or premium. The Term Loan Facility allows for additional term loans to be issued in an amount not to exceed $300 million (or its equivalent in other currencies) plus an unlimited amount if, after giving effect to such incurrences on a pro forma basis, the secured net leverage ratio does not exceed 3.00 to 1.00. The Term Loan Facility also allows for additional term loans to be issued in an amount to refinance loans outstanding under the Term Loan Facility. The lenders under the Term Loan Facility have not committed to provide any such additional term loans.

As of March 31, 2022, we were in compliance with the covenants for our Term Loan Facility.

2017 Term Loans

In January 2017, we borrowed $1.8 billion of term loans due June 2022 (the “2017 Term Loans”) under our Term Loan Facility.

During fiscal 2021, we made in $1.1 billion in principal payments beyond our scheduled quarterly amortization payments on our 2017 Term Loans using the proceeds from the issuance of the 2021 Term Loans and the 2029 Senior Notes, as defined below.

During fiscal 2022, we made $615 million in principal payments beyond our scheduled quarterly amortization payments on our 2017 Term Loans, a portion of which was paid using cash on hand, the proceeds of our short-term loan due November 30, 2022 we entered into in January 2022, and the April 2021 proceeds from our 2021 Term Loans, as defined below.

As of March 31, 2022, the 2017 Term Loans have been fully repaid.

2020 Term Loans

In April 2020, we borrowed $775 million of term loans due January 2025 (the “2020 Term Loans”) under our Term Loan Facility. The proceeds of the 2020 Term Loans were used to pay a portion of the consideration payable in the acquisition of Aleris (including the repayment of Aleris’ outstanding indebtedness) as well as fees and expenses related to the acquisition of the 2020 Term Loans. The 2020 Term Loans mature on January 21, 2025 and are subject to 0.25% quarterly amortization payments. The 2020 Term Loans accrue interest at LIBOR plus 1.75%. We incurred debt issuance costs of $15 million for the 2020 Term Loans, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the loan.

2021 Term Loans

In March 2021, we borrowed $480 million of term loans due March 2028 (the “2021 Term Loans”) under our Term Loan Facility, with an additional $20 million being borrowed under the 2021 Term Loans in April 2021. The 2021 Term Loans mature on March 31, 2028 and are subject to 0.25% quarterly amortization payments. The 2021 Term Loans accrue interest at LIBOR plus 2.00%. The proceeds of the 2021 Term Loans were applied to repay a portion of the 2017 Term Loans. We incurred debt issuance costs of $9 million for the 2021 Term Loans, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the loan.

F-50

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ABL Revolver

As of March 31, 2022, the commitments under our senior secured ABL Revolver are $1.5 billion.

In October 2021, we entered into an amendment to our existing ABL Revolver. Prior to the USD LIBOR transition date, loans denominated in USD under the ABL Revolver will continue to bear interest at a rate of LIBOR plus a spread of 1.25% to 1.75% based on excess availability. The amendment provides that on and after the USD LIBOR transition date, loans denominated in USD will bear interest at a rate of the applicable replacement reference plus a spread of 1.25% to 1.75% as adjusted under the terms of the ABL Revolver based on excess availability. In the case of USD loans accruing interest at Term SOFR, the margin adjustment is 0.11 for a one-month interest period, .026 for a three month interest period, and 0.43 for a six month interest period. Thus, the applicable interest rate for a one-month interest period would be Term SOFR plus a spread of approximately 1.36% to 1.86% depending on availability. The USD LIBOR transition date is defined as the earlier of (a) when the ICE Benchmark Administration ceases to provide the USD LIBOR and there is no available tenor of USD LIBOR or the Financial Conduct Authority announces all available tenors of USD LIBOR are no longer representative or (b) an early opt-in effective date. The ABL Revolver also permits us to elect to borrow USD loans that accrue interest at a base rate (determined based on the greater of a prime rate or an adjusted federal funds rate) plus a prime spread of .25% to .75% based on excess availability. The amendment also provides for replacement reference rates for loans denominated in euros, British pounds, and Swiss francs upon the transition event applicable to each such currency.

The ABL Revolver has a provision that allows the ABL Revolver to be increased by an additional $750 million, subject to lenders providing commitments for the increase. The ABL Revolver has various customary covenants including maintaining a specified minimum fixed charge coverage ratio of 1.25 to 1 if excess availability is less than the greater of (1) $115 million and (2) 10% of the lesser of the total ABL Revolver commitment and the borrowing base. The ABL Revolver matures on April 15, 2024, provided that in the event that the Term Loan Facility or certain other indebtedness is outstanding 90 days prior to its maturity (and not refinanced with a maturity date later than October 15, 2024), then the ABL Revolver will mature 90 days prior to the maturity date for such other indebtedness, as applicable; unless excess availability under the ABL Revolver is at least (1) 20% of the lesser of the total ABL Revolver commitment and the borrowing base or (2) 15% of the lesser of the total ABL Revolver commitment and the borrowing base, while also maintaining the minimum fixed charge ratio test of at least 1.25 to 1.

As of March 31, 2022, we were in compliance with the covenants for our ABL Revolver.

As of March 31, 2022, we had $15 million in borrowings under our ABL Revolver. We utilized $158 million of our ABL Revolver for letters of credit. We had availability of $1.3 billion on the ABL Revolver, including $17 million of remaining availability which can be utilized for letters of credit.

Zhenjiang Loans

Through the Aleris acquisition, the Company assumed $141 million in debt borrowed by Aleris Aluminum (Zhenjiang) Co., Ltd. under a loan agreement comprised of non-recourse multi-currency secured term loan facilities and a revolving facility (collectively the “Zhenjiang Loans”), which consisted of a $29 million USD term loan facility, a $112 million (RMB 791 million) term loan facility (collectively, the “Zhenjiang Term Loans”), and a revolving facility (the “Zhenjiang Revolver”). There were no balances outstanding under the Zhenjiang Revolver as of the date of the Aleris acquisition.

In May 2021, the Zhenjiang Term Loans were repaid in full, and the Zhenjiang Revolver matured having had no borrowings since the Aleris acquisition. As such, the covenants under the agreement are no longer in effect.

F-51

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Senior Notes

The Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis, by Novelis Inc. and certain of its subsidiaries. The Senior Notes contain customary covenants and events of default that will limit our ability and, in certain instances, the ability of certain of our subsidiaries to incur additional debt and provide additional guarantees; pay dividends or return capital beyond certain amounts and make other restricted payments; create or permit certain liens; make certain asset sales; use the proceeds from the sales of assets and subsidiary stock; create or permit restrictions on the ability of certain of Novelis’ subsidiaries to pay dividends or make other distributions to Novelis or certain of Novelis’ subsidiaries, as applicable; engage in certain transactions with affiliates; enter into sale and leaseback transactions; designate subsidiaries as unrestricted subsidiaries; and consolidate, merge or transfer all or substantially all of our assets and the assets of certain of our subsidiaries. During any future period in which either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. have assigned an investment grade credit rating to the Senior Notes and no default or event of default under the indenture has occurred and is continuing, certain of the covenants will be suspended. The Senior Notes include customary events of default, including a cross-acceleration event of default. The Senior Notes also contain customary call protection provisions for our bondholders that extend through November 2023 for the 3.250% Senior Notes due November 2026, through April 2024 for the 3.375% Senior Notes due April 2029, through January 2025 for the 4.750% Senior Notes due January 2030, and through August 2026 for the 3.875% Senior Notes due August 2031.

As of March 31, 2022, we were in compliance with the covenants for our Senior Notes.

5.875% Senior Notes due September 2026

In September 2016, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $1.5 billion in aggregate principal amount of 5.875% Senior Notes due September 2026.

The proceeds from the August 2021 issuance of the 2026 Senior Notes and the 2031 Senior Notes, as defined below, were used to fully fund the redemption of the 5.875% Senior Notes due September 2026. As a result, the 5.875% Senior Notes due September 2026 were no longer outstanding as of March 31, 2022.

2026 Senior Notes

In August 2021, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of 3.250% Senior Notes due November 2026 (the “2026 Senior Notes”). The 2026 Senior Notes mature on November 15, 2026 and are subject to semi-annual interest payments that will accrue at a rate of 3.250% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption of a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt issuance costs of $11 million for the 2026 Senior Notes, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

2029 Senior Notes

In March 2021, Novelis Sheet Ingot GmbH, an indirect wholly owned subsidiary of Novelis Inc., organized under the laws of Ireland, issued €500 million in aggregate principal amount of 3.375% Senior Notes due April 2029 (the “2029 Senior Notes”). The 2029 Senior Notes are subject to semi-annual interest payments and mature on April 15, 2029. The proceeds were used to pay down a portion of the 2017 Term Loans, plus accrued and unpaid interest. In addition, we intend to allocate an amount equal to the net proceeds received from this issuance to finance and/or refinance new and/or existing eligible green projects, which are currently contemplated to

F-52

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

consist of renewable energy or pollution prevention and control type projects. We incurred debt issuance costs of $13 million for the 2029 Senior Notes, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

2030 Senior Notes

In January 2020, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $1.6 billion in aggregate principal amount of 4.750% Senior Notes due January 2030 (the “2030 Senior Notes”). The 2030 Senior Notes are subject to semi-annual interest payments and mature on January 30, 2030.

2031 Senior Notes

In August 2021, Novelis Corporation, an indirect wholly owned subsidiary of Novelis Inc., issued $750 million in aggregate principal amount of 3.875% Senior Notes due August 2031 (the “2031 Senior Notes”). The 2031 Senior Notes mature on August 15, 2031 and are subject to semi-annual interest payments that will accrue at a rate of 3.875% per year. The net proceeds of the offering, together with cash on hand, were used to (i) fund the redemption a portion of the 5.875% Senior Notes due September 2026, plus the redemption premium and accrued and unpaid interest thereon and (ii) pay certain fees and expenses in connection with the foregoing and the offering of the notes. We incurred debt issuance costs of $11 million for the 2031 Senior Notes, which will be amortized as an increase to interest expense and amortization of debt issuance costs over the term of the note.

China Bank Loans

In September 2019, we entered into a credit agreement with the Bank of China to provide up to CNY 500 million in unsecured loans to support certain capital expansion projects in China. As of March 31, 2022, we had $76 million (CNY 480 million) of borrowings on our China bank loans.

Brazil Loans

In December 2021, we borrowed $30 million and $20 million of bank loans in Brazil due June 16, 2023 and December 15, 2023, respectively. These bank loans are subject to 1.80% interest due in full at the respective maturity date.

Loss on Extinguishment of Debt, Net

During fiscal 2020, we incurred $71 million in loss on extinguishment of debt, net primarily related to the write-off of unamortized debt issuance costs and a cash payment of a redemption premium for the redemption of our 6.25% Senior Notes due August 2024, as well as the expiration of certain amendments under our Term Loan Facility and our short term credit agreement.

During fiscal 2021, we recorded $14 million in loss on extinguishment of debt, net, primarily related to the partial repayment of our 2017 Term Loans during fiscal 2021 and the early repayment of certain short-term debt.

During fiscal 2022, we recorded $64 million in loss on extinguishment of debt, net. This primarily relates to the write-off of unamortized debt issuance costs of $13 million and a $51 million cash payment of a redemption premium for the redemption of our 5.875% Senior Notes, due September 2026. Additionally, a loss on extinguishment of debt of $2 million was recorded as a result of the repayment of our 2017 Term Loans, which was offset by a gain on extinguishment of debt of $2 million resulting from the repayment of the Zhenjiang Term Loans.

F-53

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	SHARE-BASED COMPENSATION

The Company’s board of directors has authorized long-term incentive plans, under which Hindalco SARs, Novelis SARs, phantom RSUs, and Novelis PUs are granted to certain executive officers and key employees.

The Hindalco SARs vest at the rate of 33% per year, subject to the achievement of an annual performance target. Fiscal years ended March 31, 2016 SARs expire in May of the seventh year from the original grant date, while the fiscal year ended March 31, 2017 and onwards SARs expire seven years from their original grant date. The performance criterion for vesting of the Hindalco SARs is based on the actual overall Novelis operating EBITDA compared to the target established and approved each fiscal year. The minimum threshold for vesting each year is 75% of each annual target operating EBITDA. Given that the performance criterion is based on an earnings target in a future period for each fiscal year, the grant date of the awards for accounting purposes is generally not established until the performance criterion has been defined.

Each Hindalco SAR is to be settled in cash based on the difference between the market value of one Hindalco share on the date of grant and the market value on the date of exercise. Each Novelis SAR is to be settled in cash based on the difference between the fair value of one Novelis phantom share on the original date of grant and the fair value of a phantom share on the date of the exercise. The amount of cash paid to settle Hindalco SARs and Novelis SARs is limited to three times the target payout, depending on the plan year. The Hindalco SARs and Novelis SARs do not transfer any shareholder rights in Hindalco or Novelis to a participant. The Hindalco SARs and Novelis SARs are classified as liability awards and are remeasured at fair value each reporting period until the SARs are settled.

The RSUs are based on Hindalco’s stock price. The RSUs vest either in full three years from the grant date or 33% per year over three years, subject to continued employment with the Company, but are not subject to performance criteria. Each RSU is to be settled in cash equal to the market value of one Hindalco share. The payout on the RSUs is limited to three times the market value of one Hindalco share measured on the original date of grant. The RSUs are classified as liability awards and expensed over the requisite service period (three years) based on the Hindalco stock price as of each balance sheet date.

Total compensation expense related to Hindalco SARs, Novelis SARs, and RSUs under the plans for the respective periods is presented in the table below. These amounts are included in selling, general and administrative expenses in our consolidated statements of operations. As the performance criteria for the fiscal years ending March 31, 2023, 2024, and 2025 have not yet been established, measurement periods for Hindalco SARs relating to those periods have not yet commenced. As a result, only compensation expense for vested and current year Hindalco SARs and Novelis SARs has been recorded.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Total compensation expense	$40	$41	$(1)

The table below shows the RSUs activity for fiscal 2022.

	Number of RSUs	Grant Date Fair Value (in INR)	Aggregate Intrinsic Value (in millions)
RSUs outstanding as of March 31, 2021	7,236,419	146.46	$31
Granted	1,787,910	388.30	14
Exercised	(3,343,896)	161.67	17
Forfeited/Cancelled	(266,713)	161.93	—

RSUs outstanding as of March 31, 2022	5,413,720	216.17	33

F-54

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2021, we granted 5,016,919 RSUs with a grant date fair value of INR 118.34, and the aggregate intrinsic value of RSUs exercised was $4 million.

During fiscal 2020, we granted 2,685,744 RSUs with a grant date fair value of INR 198.88, and the aggregate intrinsic value of RSUs exercised was $9 million.

Total cash payments made to settle RSUs were $17 million, $4 million, and $9 million in fiscal 2022, fiscal 2021, and fiscal 2020, respectively.

As of March 31, 2022, unrecognized compensation expense related to the RSUs was $10 million, which will be recognized over the remaining weighted average vesting period of 1.4 years.

The table below shows Hindalco SARs activity for fiscal 2022.

	Number of Hindalco SARs	Weighted Average Exercise Price (in INR)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Hindalco SARs outstanding as of March 31, 2021	13,038,526	157.56	5.3	$28
Granted	2,411,503	388.30	6.3	6
Exercised	(6,976,625)	177.03	—	24
Forfeited/Cancelled	(187,780)	177.28	—	—

Hindalco SARs outstanding as of March 31, 2022	8,285,624	207.88	5.2	41

Hindalco SARs exercisable as of March 31, 2022	393,803	164.28	2.7	2

During fiscal 2021, we granted 6,934,923 Hindalco SARs with a grant date fair value of INR 118.11, and the aggregate intrinsic value of Hindalco SARs exercised was $9 million.

During fiscal 2020, we granted 3,475,995 Hindalco SARs with a grant date fair value of INR 198.88, and the aggregate intrinsic value of Hindalco SARs exercised was $3 million.

The cash payments made to settle Hindalco SAR liabilities were $24 million, $9 million, and $3 million in fiscal 2022, fiscal 2021, and fiscal 2020, respectively.

As of March 31, 2022, unrecognized compensation expense related to the non-vested Hindalco SARs (assuming all future performance criteria are met) was $10 million that are expected to be recognized over a weighted average period of 1.3 years.

The table below shows the Novelis SARs activity for fiscal 2022.

	Number of Novelis SARs	Weighted Average Exercise Price (in USD)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Novelis SARs outstanding as of March 31, 2021	10,165	$82.37	1.0	$1
Exercised	(1,660)	83.24	—	—
Forfeited/Cancelled	(4,933)	94.40	—	—

Novelis SARs outstanding as of March 31, 2022	3,572	65.35	0.2	—

Novelis SARs exercisable as of March 31, 2022	3,572	65.35	0.2	—

F-55

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2021 and fiscal 2020, the aggregate intrinsic value of Novelis SARs exercised was $1 million.

The cash payments made to settle Novelis SAR liabilities for fiscal 2021 and fiscal 2020 were $1 million.

The fair value of each unvested Hindalco SAR was estimated using the following assumptions.

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Risk-free interest rate	3.59%-6.58%	3.32%-6.18%	4.73%-6.89%
Dividend yield	0.48%	0.32%	1.27%
Volatility	39%-50%	40%-57%	36%-85%

The fair value of each unvested Novelis SAR was estimated using the following assumptions.

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Risk-free interest rate	0.23%	0.03%-0.08%	—%-0.35%
Dividend yield	—%	—%	—%
Volatility	29%	28%-45%	24%-40%

The fair value of each unvested Hindalco SAR was based on the difference between the fair value of a long call and a short call option. The fair value of each of these call options was determined using the Monte Carlo Simulation model. We used historical stock price volatility data of Hindalco on the National Stock Exchange of India to determine expected volatility assumptions. The risk-free interest rate is based on Indian treasury yields interpolated for a time period corresponding to the remaining contractual life. The forfeiture rate is estimated based on actual historical forfeitures. The dividend yield is estimated to be the annual dividend of the Hindalco stock over the remaining contractual lives of the Hindalco SARs. The value of each vested Hindalco SAR is remeasured at fair value each reporting period based on the excess of the current stock price over the exercise price, not to exceed the maximum payout as defined by the plans. The fair value of the Hindalco SARs is being recognized over the requisite performance and service period of each tranche, subject to the achievement of any performance criteria.

The fair value of each unvested Novelis SAR was based on the difference between the fair value of a long call and a short call option. The fair value of each of these call options was determined using the Monte Carlo Simulation model. We used the historical volatility of comparable companies to determine expected volatility assumptions. The risk-free interest rate is based on U.S. treasury yields for a time period corresponding to the remaining contractual life. The forfeiture rate is estimated based on actual historical forfeitures of Hindalco SARs. The value of each vested Novelis SAR is remeasured at fair value each reporting period based on the percentage increase in the current Novelis phantom stock price over the exercise price, not to exceed the maximum payout as defined by the plans. The fair value of the Novelis SARs is being recognized over the requisite performance and service period of each tranche, subject to the achievement of any performance criteria.

15.	POSTRETIREMENT BENEFIT PLANS

Our pension obligations relate to: (1) funded defined benefit pension plans in the U.S., Canada, Switzerland, and the U.K., (2) funded and unfunded defined benefit pension plans in Germany, (3) unfunded lump sum indemnities payable upon retirement to employees in France and Italy, and (4) partially funded lump sum indemnities in South Korea. Our other postretirement obligations (other benefits, as shown in certain tables below) include unfunded health care and life insurance benefits provided to retired employees in the U.S., Canada, and Brazil. We have combined our domestic (i.e. Canadian Plans) and foreign (i.e. all plans other than Canadian Plans) postretirement benefit plan disclosures because our domestic benefit obligation is not significant as compared to our total benefit obligation, as our foreign benefit obligation is 97% of the total benefit obligation, and the assumptions used to value domestic and foreign plans were not significantly different.

F-56

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In connection with the acquisition of Aleris, the Company acquired postretirement benefit plans in fiscal 2021 covering certain employees in Europe and the U.S. Upon acquisition, the Company recognized the funded status of the defined benefit plans as an asset or a liability within other long-term assets or other long-term liabilities in the consolidated balance sheet. The plan assets were recognized at fair value. The Company recognizes actuarial gains and losses and prior service costs in the consolidated balance sheet and recognizes changes in these amounts during the year in which changes occur through other comprehensive (loss) income. The Company uses various assumptions when computing amounts relating to its defined benefit pension plan obligations and their associated expenses (including the discount rate and the expected rate of return on plan assets).

During the second quarter of fiscal 2021, Novelis announced the freeze of future benefit accruals under the Novelis Pension Plan and the Terre Haute Pension Plan in the U.S., effective December 31, 2020. Novelis elected to remeasure both plans’ plan assets and obligations as of August 31, 2020, which was the nearest calendar month-end date to the announcements of said freezes. A curtailment loss of $1 million was recorded related to the Terre Haute plan during fiscal 2021.

During the first quarter of fiscal 2022, Novelis announced the freeze of future benefit accruals under the Canada Pension Plan, effective for union participants as of December 31, 2021 and non-union participants as of December 31, 2023. Novelis remeasured the plan’s assets and obligations as of April 30, 2021, which was the nearest calendar month-end to the announcement of this freeze. A curtailment gain of $3 million was recorded related to the Canada Pension Plan during fiscal 2022.

During the second quarter of fiscal 2022, Novelis entered into an agreement to transfer the liabilities associated with a portion of the retirees and beneficiaries of the Canada Novelis Pension Plan to an insurer through a purchase of buy-out annuities. The premium payment was made to the insurer on August 10, 2021. Novelis remeasured the plan’s assets and obligations as of July 31, 2021, which was the nearest calendar month-end to the premium payment for this settlement. The insurer took responsibility for the payments to these transferred members effective November 1, 2021. As a result of this transaction, a settlement gain of $4 million was recorded during fiscal 2022.

Employer Contributions to Plans

For pension plans, our policy is to fund an amount required to provide for contractual benefits attributed to service to-date and amortize unfunded actuarial liabilities typically over periods of 15 years or less. We also participate in savings plans in Canada and the U.S., as well as defined contribution pension plans in the U.S., the U.K., Canada, Germany, Italy, Switzerland, and Brazil.

We contributed the following amounts to all plans.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Funded pension plans	$49	$72	$52
Unfunded pension plans	17	17	12
Savings and defined contribution pension plans	51	40	33

Total contributions	$117	$129	$97

In fiscal 2021, contributions to funded pension plans of $5 million and unfunded pension plans of $1 million are attributable to discontinued operations. During fiscal 2023, we expect to contribute $20 million to our funded pension plans, $16 million to our unfunded pension plans, and $53 million to our savings and defined contribution pension plans.

F-57

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Benefit Obligations, Fair Value of Plan Assets, Funded Status, and Amounts Recognized in Financial Statements

The increase in the discount rates in fiscal 2022, as compared to fiscal 2021, was the primary driver of actuarial gains in fiscal 2022.

The following tables present the change in benefit obligation, change in fair value of plan assets, and the funded status for pension and other benefits.

	Pension Benefit Plans		Other Benefit Plans
in millions	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021
Benefit obligation at beginning of period	$2,298	$2,054	$188	$176
Service cost	31	42	9	10
Interest cost	56	55	7	7
Members’ contributions	5	5	—	—
Benefits paid	(85)	(82)	(6)	(7)
Amendments	(4)	1	(39)	—
Curtailments, settlements and special termination benefits	(51)	(45)	—	—
Actuarial gains	(163)	(8)	(18)	(13)
Other	(3)	189	—	14
Currency (gains) losses	(36)	87	—	1

Benefit obligation at end of period	$2,048	$2,298	$141	$188

Benefit obligation of funded plans	$1,640	$1,819	$—	$—
Benefit obligation of unfunded plans	408	479	141	188

Benefit obligation at end of period	$2,048	$2,298	$141	$188

	Pension Benefit Plans
in millions	Fiscal 2022	Fiscal 2021
Change in fair value of plan assets
Fair value of plan assets at beginning of period	$1,596	$1,298
Actual return on plan assets	11	213
Members’ contributions	5	5
Benefits paid	(86)	(82)
Company contributions	66	83
Settlements	(48)	(3)
Other	(4)	28
Currency (losses) gains	(14)	54

Fair value of plan assets at end of period	$1,526	$1,596

	March 31,
	2022		2021
in millions	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Funded status
Assets less the benefit obligation of funded plans	$(114)	$—	$(223)	$—
Benefit obligation of unfunded plans	(408)	(141)	(479)	(188)

Total net plan liabilities	$(522)	$(141)	$(702)	$(188)

F-58

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	March 31,
	2022		2021
in millions	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
As included in our consolidated balance sheets within Total assets / (Total liabilities)
Other long–term assets	$29	$—	$11	$—
Accrued expenses and other current liabilities	(16)	(7)	(17)	(8)
Accrued postretirement benefits	(535)	(134)	(696)	(180)

Total net plan liabilities	$(522)	$(141)	$(702)	$(188)

The postretirement amounts recognized in accumulated other comprehensive loss, before tax effects, are presented in the table below and include the impact related to our equity method investments. Amounts are amortized to net periodic benefit cost over the group’s average future service life of the employees or the group’s average life expectancy.

	March 31,
	2022		2021
in millions	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Net actuarial (losses) gains	$(83)	$23	$(223)	$5
Prior service credit	12	42	9	5

Total postretirement amounts recognized in accumulated other comprehensive loss	$(71)	$65	$(214)	$10

The postretirement changes recognized in accumulated other comprehensive loss, before tax effects, are presented in the table below and include the impact related to our equity method investments.

	March 31,
	2022		2021
in millions	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Beginning balance in accumulated other comprehensive loss	$(214)	$10	$(446)	$(4)
Curtailments, settlements, and special termination benefits	(7)	—	1	—
Plan amendment	—	39	—	—
Net actuarial gains	118	18	200	13
Prior service cost	4	—	(1)	—
Amortization of:
Prior service credit	(1)	(2)	(1)	1
Actuarial losses	22	—	49	—
Effect of currency exchange	7	—	(16)	—

Total postretirement amounts recognized in accumulated other comprehensive loss	$(71)	$65	$(214)	$10

F-59

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pension Plan Obligations

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets are presented in the table below.

	March 31,
in millions	2022	2021
The projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans:
Projected benefit obligation	$2,048	$2,298
Accumulated benefit obligation	1,966	2,191
Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$1,603	$2,142
Fair value of plan assets	1,053	1,428
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	$1,524	$2,048
Fair value of plan assets	1,042	1,427
Pension plans with projected benefit obligations less than plan assets:
Projected benefit obligation	$444	$156
Fair value of plan assets	473	167

Future Benefit Payments

Expected benefit payments to be made during the next 10 fiscal years are listed in the table below (in millions).

Fiscal Year Ending March 31,	Pension Benefit Plans	Other Benefit Plans
2023	$96	$8
2024	104	9
2025	103	8
2026	105	9
2027	112	9
2028 through 2032	597	52

Total	$1,117	$95

F-60

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Components of Net Periodic Benefit Cost

The components of net periodic benefit cost for the respective periods are listed in the table below.

	Pension Benefit Plans			Other Benefit Plans
in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2022	Fiscal 2021	Fiscal 2020
Service cost	$31	$42	$39	$9	$10	$10
Interest cost	56	55	59	7	7	7
Expected return on assets	(77)	(73)	(71)	—	—	—
Amortization — losses, net	19	44	36	—	—	1
Amortization — prior service credit	(1)	(1)	(1)	(2)	—	—
Settlement/curtailment (gain) loss	(7)	1	3	—	—	—

Net periodic benefit cost(1)	21	68	65	14	17	18
Proportionate share of non-consolidated affiliates’ pension costs	10	12	10	—	—	—

Total net periodic benefit cost recognized	$31	$80	$75	$14	$17	$18

(1)

Service cost is included within cost of goods sold (exclusive of depreciation and amortization) and selling, general and administrative expenses while all other cost components are recorded within other (income) expenses, net.

Actuarial Assumptions and Sensitivity Analysis

The weighted average assumptions used to determine benefit obligations and net periodic benefit cost for the respective periods are listed in the table below.

	Pension Benefit Plans			Other Benefit Plans
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2022	Fiscal 2021	Fiscal 2020
Weighted average assumptions used to determine benefit obligations
Discount rate	3.1%	2.5%	2.6%	4.0%	3.4%	3.4%
Average compensation growth	3.1	3.1	3.1	3.0	3.0	3.3
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	2.5%	2.6%	3.0%	3.4%	3.4%	4.0%
Average compensation growth	3.1	3.1	3.2	3.0	3.3	3.3
Expected return on plan assets	4.9	5.1	5.5	—	—	—
Cash balance interest crediting rate	0.8	0.5	0.6	—	—	—

In selecting the appropriate discount rate for each plan, for pension and other postretirement plans in Canada, the U.S., the U.K., and other eurozone countries, we used spot rate yield curves and individual bond matching models. For other countries, we used published long-term high quality corporate bond indices with adjustments made to the index rates based on the duration of the plans’ obligation.

In estimating the expected return on assets of a pension plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical

F-61

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

risk premium of equity or real estate over long-term bond yields in each relevant country. The approach is consistent with the principle that assets with higher risk provide a greater return over the long term. The expected long-term rate of return on plan assets is 4.8% in fiscal 2023.

We provide unfunded health care and life insurance benefits to our retired employees in Canada, the U.S., the U.K., and Brazil, for which we paid $6 million, $7 million, and $7 million in fiscal 2022, 2021, and 2020, respectively. The assumed health care cost trend used for measurement purposes is 6.5% for fiscal 2023, decreasing gradually to 5.0% in 2029 and remaining at that level thereafter.

In addition, we provide post-employment benefits, including disability, early retirement, and continuation of benefits (medical, dental, and life insurance) to our former or inactive employees, which are accounted for on the accrual basis in accordance with ASC 712. As of March 31, 2022, other long–term liabilities and accrued expenses and other current liabilities on our consolidated balance sheets include $10 million and $5 million, respectively, for these benefits. Comparatively, as of March 31, 2021, other long–term liabilities and accrued expenses and other current liabilities on our consolidated balance sheets include $16 million and $5 million, respectively, for these benefits.

Investment Policy and Asset Allocation

The Company’s overall investment strategy is to achieve a mix of approximately 50% of investments for long-term growth (equities, real estate) and 50% for near-term benefit payments (debt securities, other) with a wide diversification of asset categories, investment styles, fund strategies, and fund managers. Since most of the defined benefit plans are closed to new entrants, we expect this strategy to gradually shift more investments toward near-term benefit payments.

Each of our funded pension plans is governed by an Investment Fiduciary, who establishes an investment policy appropriate for the pension plan. The Investment Fiduciary is responsible for selecting the asset allocation for each plan, monitoring investment managers, monitoring returns versus benchmarks, and monitoring compliance with the investment policy. The targeted allocation ranges by asset class and the actual allocation percentages for each class are listed in the table below.

Asset Category	Target Allocation Ranges	Allocation in Aggregate as of March 31,
		2022	2021
Equity	10-67%	32%	37%
Fixed income	18-89%	49%	46%
Real estate	3-25%	3%	1%
Other	1-100%	16%	16%

Fair Value of Plan Assets

The following pension plan assets are measured and recognized at fair value on a recurring basis. See Note 19 – Fair Value Measurements for a description of the fair value hierarchy. The U.S. and Canadian pension plan assets are invested exclusively in commingled funds and measured at net asset value, and the U.K., Switzerland, and South Korea pension plan assets are invested in both direct investments (Levels 1 and 2) and commingled funds (Level 2).

F-62

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pension Plan Assets

	March 31, 2022				March 31, 2021
in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Fixed income	$112	$57	$—	$169	$137	$52	$—	$189
Cash and cash equivalents	8	—	—	8	10	—	—	10
Other	5	4	—	9	—	4	—	4
Investments measured at net asset value(1)	—	—	—	1,340	—	—	—	1,393

Total	$125	$61	$—	$1,526	$147	$56	$—	$1,596

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

16.	CURRENCY LOSSES (GAINS)

The following currency losses are included in other (income) expenses, net in the accompanying consolidated statements of operations.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Losses (gains) on remeasurement of monetary assets and liabilities, net	$5	$6	$(23)
(Gains) losses recognized on balance sheet remeasurement currency exchange contracts, net	(4)	(3)	26

Currency losses, net	$1	$3	$3

The following currency losses are included in accumulated other comprehensive loss and noncontrolling interests in the accompanying consolidated balance sheets.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Cumulative currency translation adjustment — beginning of period	$(95)	$(309)	$(236)
Effect of changes in exchange rates	(71)	244	(73)
Amounts reclassified from accumulated other comprehensive loss, net(1)	—	(30)	—

Cumulative currency translation adjustment — end of period	$(166)	$(95)	$(309)

(1)	Amounts reclassified from accumulated other comprehensive loss during fiscal 2021 are due to the sale of Duffel.

F-63

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

The following tables summarize the gross fair values of our financial instruments and commodity contracts as of March 31, 2022 and 2021.

	March 31, 2022
	Assets		Liabilities		Net Fair Value
in millions	Current	Noncurrent(1)	Current	Noncurrent(1)	Assets/ (Liabilities)
Derivatives designated as hedging instruments:
Cash flow hedges
Metal contracts	$10	$—	$(535)	$(7)	$(532)
Currency exchange contracts	30	8	(28)	(1)	9
Energy contracts	22	6	—	—	28

Total derivatives designated as hedging instruments	$62	$14	$(563)	$(8)	$(495)
Derivatives not designated as hedging instruments:
Metal contracts	$290	$3	$(372)	$(2)	$(81)
Currency exchange contracts	22	—	(24)	—	(2)
Energy contracts	3	—	—	—	3

Total derivatives not designated as hedging instruments	$315	$3	$(396)	$(2)	$(80)

Total derivative fair value	$377	$17	$(959)	$(10)	$(575)

	March 31, 2021
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent(1)	Current	Noncurrent(1)	Assets/ (Liabilities)
Derivatives designated as hedging instruments:
Cash flow hedges
Metal contracts	$4	$—	$(105)	$—	$(101)
Currency exchange contracts	6	—	(20)	(4)	(18)
Energy contracts	1	1	(3)	—	(1)

Total derivatives designated as hedging instruments	$11	$1	$(128)	$(4)	$(120)

Derivatives not designated as hedging instruments:
Metal contracts	$104	$3	$(124)	$(1)	$(18)
Currency exchange contracts	22	—	(28)	—	(6)

Total derivatives not designated as hedging instruments	$126	$3	$(152)	$(1)	$(24)

Total derivative fair value	$137	$4	$(280)	$(5)	$(144)

(1)	The noncurrent portions of derivative assets and liabilities are included in other long–term assets and in other long–term liabilities, respectively, in the accompanying consolidated balance sheets.

F-64

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Metal

We use derivative instruments to preserve our conversion margins and manage the timing differences associated with metal price lag. We use over-the-counter derivatives indexed to the LME (referred to as our “aluminum derivative forward contracts”) to reduce our exposure to fluctuating metal prices associated with the period of time between the pricing of our purchases of inventory and the pricing of the sale of that inventory to our customers, which is known as “metal price lag.” We also purchase forward LME aluminum contracts simultaneously with our sales contracts with customers that contain fixed metal prices. These LME aluminum forward contracts directly hedge the economic risk of future metal price fluctuations to better match the selling price of the metal with the purchase price of the metal. The volatility in local market premiums also results in metal price lag.

Price risk arises due to fluctuating aluminum prices between the time the sales order is committed and the time the order is shipped. We identify and designate certain LME aluminum forward purchase contracts as cash flow hedges of the metal price risk associated with our future metal purchases that vary based on changes in the price of aluminum. Generally, such exposures do not extend beyond two years in length. The average duration of undesignated contracts is less than one year.

Price risk exposure arises due to the timing lag between the LME based pricing of raw material aluminum purchases and the LME based pricing of finished product sales. We identify and designate certain LME aluminum forward sales contracts as cash flow hedges of the metal price risk associated with our future metal sales that vary based on changes in the price of aluminum. Generally, such exposures do not extend beyond two years in length. The average duration of undesignated contracts is less than one year.

In addition to aluminum, we entered into LME copper and zinc forward contracts, as well as local market premiums forward contracts. As of March 31, 2022 and March 31, 2021, the fair value of these contracts were an asset of $4 million and $7 million, respectively. These contracts are undesignated with an average duration of three years.

The following table summarizes our notional amount.

	March 31,
in kt	2022	2021
Hedge type
Purchase (sale)
Cash flow purchases	6	10
Cash flow sales	(910)	(594)
Not designated	(16)	(44)

Total, net	(920)	(628)

Foreign Currency

We use foreign exchange forward contracts and cross-currency swaps to manage our exposure to changes in exchange rates. These exposures arise from recorded assets and liabilities, firm commitments, and forecasted cash flows denominated in currencies other than the functional currency of certain operations.

We use foreign currency contracts to hedge expected future foreign currency transactions, which include capital expenditures. These contracts cover the same periods as known or expected exposures. We had total notional amounts of $1.3 billion and $936 million in outstanding foreign currency forwards designated as cash flow hedges as of March 31, 2022 and 2021, respectively.

As of March 31, 2022 and 2021, we had outstanding foreign currency exchange contracts with a total notional amount of $1.7 billion and $1.3 billion, respectively, to primarily hedge balance sheet remeasurement risk, which were not designated as hedges. Contracts representing the majority of this notional amount will mature by the fourth quarter of fiscal 2023 and offset the remeasurement impact.

F-65

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Energy

During fiscal 2022 we owned an interest in an electricity swap contract to hedge our exposure to fluctuating electricity prices, which matured during the third quarter of fiscal 2022. As of March 31, 2021, less than 1 million of notional megawatt hours were outstanding and the fair value of this swap was a liability of $2 million. The electricity swap was designated as a cash flow hedge.

We use natural gas forward purchase contracts to manage our exposure to fluctuating energy prices in North America. We had a notional of 10 million MMBtu designated as cash flow hedges as of March 31, 2022, and the fair value was an asset of $25 million. There was a notional of 13 million MMBtu of natural gas forward purchase contracts designated as cash flow hedges as of March 31, 2021, and the fair value was an asset of less than $1 million. As of March 31, 2022 and 2021, we had notionals of 1 million MMBtu of forward contracts that were not designated as hedges. The fair value of forward contracts not designated as hedges as of March 31, 2022 and 2021 were both an asset of $2 million and less than $1 million, respectively. The average duration of undesignated contracts is less than two years in length.

We use diesel fuel forward purchase contracts to manage our exposure to fluctuating fuel prices in North America and Europe. We had a notional of 4 million gallons designated as cash flow hedges as of March 31, 2022, and the fair value was an asset of $3 million. There was a notional of 5 million gallons designated as cash flow hedges as of March 31, 2021, and the fair value was an asset of $1 million. As of March 31, 2022, we had notional of less than 1 million gallons of forward contracts that were not designated as hedges. The fair value of forward contracts not designated as hedges as of March 31, 2022 was an asset of $1 million, and the average duration of those undesignated contracts is less than one year in length.

Gain (Loss) Recognition

The following table summarizes the gains (losses) associated with the change in fair value of derivative instruments not designated as hedges and the excluded portion of designated derivatives recognized in other (income) expenses, net. Gains (losses) recognized in other line items in the consolidated statement of operations are separately disclosed within this footnote.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Derivative instruments not designated as hedges
Metal contracts	$36	$34	$12
Currency exchange contracts	(19)	(3)	25
Energy contracts(1)	(8)	(7)	(5)

Loss recognized in other (income) expenses, net	$9	$24	$32

Derivative instruments designated as hedges
Gain recognized in other (income) expenses, net(2)	$—	$—	$(3)

Total loss recognized in other (income) expenses, net	$9	$24	$29

(Gains) losses recognized on balance sheet remeasurement currency exchange contracts, net	$(4)	$(3)	$26
Realized (gains) losses, net	(15)	16	7
Unrealized losses (gains) on other derivative instruments, net	28	11	(4)

Total loss recognized in other (income) expenses, net	$9	$24	$29

(1)	Includes amounts related to diesel and natural gas swaps not designated as hedges and electricity swap settlements.
(2)	Amount includes forward market premium/discount excluded from hedging relationship and releases to income from accumulated other comprehensive loss on balance sheet remeasurement contracts.

F-66

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impact on accumulated other comprehensive loss and earnings of derivative instruments designated as cash flow and net investment hedges. Within the next twelve months, we expect to reclassify $558 million of losses from accumulated other comprehensive loss to earnings, before taxes.

	Amount of Gain (Loss) Recognized in Other comprehensive (loss) income (Effective Portion)			Amount of Gain (Loss) Recognized in Other (income) expenses, net (Ineffective and Excluded Portion)
in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2022	Fiscal 2021	Fiscal 2020
Cash flow hedging derivatives
Metal contracts	$(1,159)	$(274)	$163	$—	$—	$—
Currency exchange contracts	6	(4)	(105)	1	—	3
Energy contracts	47	5	(18)	—	—	—

Total	$(1,106)	$(273)	$40	$1	$—	$3

Gain (Loss) Reclassification

	Amount of Gain (Loss) Reclassified from Accumulated other comprehensive loss into Income/ (Expense) (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated other comprehensive loss into Earnings
in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Cash flow hedging derivatives
Energy contracts(1)	$11	$(11)	$(5)	Cost of goods sold (exclusive of depreciation and amortization)
Metal contracts	9	(13)	(4)	Cost of goods sold (exclusive of depreciation and amortization)
Metal contracts	(711)	(57)	83	Net sales
Currency exchange contracts	8	(45)	(8)	Cost of goods sold (exclusive of depreciation and amortization)
Currency exchange contracts	1	(4)	(1)	Selling, general and administrative expenses
Currency exchange contracts	(12)	3	(14)	Net sales
Currency exchange contracts	(3)	(2)	(1)	Depreciation and amortization

Total	(697)	(129)	50	Income from continuing operations before income tax provision
	181	36	(12)	Income tax provision

	$(516)	$(93)	$38	Net income from continuing operations

(1)	Includes amounts related to electricity, natural gas, and diesel swaps.

F-67

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the location and amount of gain (loss) that was reclassified from accumulated other comprehensive loss into earnings and the amount excluded from the assessment of effectiveness for the three and twelve months ended March 31, 2022 and March 31, 2021.

	Three Months Ended March 31, 2022					Fiscal 2022
in millions	Net sales	Cost of goods sold (exclusive of depreciation and amortization)	Selling, general and administrative expenses	Depreciation and amortization	Other (income) expenses, net	Net sales	Cost of goods sold (exclusive of depreciation and amortization)	Selling, general and administrative expenses	Depreciation and amortization	Other (income) expenses, net
Gain (loss) on cash flow hedging relationships:
Metal commodity contracts:
Amount of loss reclassified from accumulated other comprehensive loss into income	$(262)	$—	$—	$—	$—	$(711)	$9	$—	$—	$—
Energy commodity contracts:
Amount of gain reclassified from accumulated other comprehensive loss into income	$—	$5	$—	$—	$—	$—	$11	$—	$—	$—
Foreign exchange contracts:
Amount of gain (loss) reclassified from accumulated other comprehensive loss into income	$(6)	$4	$1	$(1)	$—	$(12)	$8	$1	$(3)	$—

F-68

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended March 31, 2021					Fiscal 2021
in millions	Net sales	Cost of goods sold (exclusive of depreciation and amortization)	Selling, general and administrative expenses	Depreciation and amortization	Other (income) expenses, net	Net sales	Cost of goods sold (exclusive of depreciation and amortization)	Selling, general and administrative expenses	Depreciation and amortization	Other (income) expenses, net
Gain (loss) on cash flow hedging relationships:
Metal commodity contracts:
Amount of (loss) gain reclassified from accumulated other comprehensive loss into income	$(58)	$1	$—	$—	$—	$(57)	$(13)	$—	$—	$—
Energy commodity contracts:
Amount of loss reclassified from accumulated other comprehensive loss into income	$—	$(2)	$—	$—	$—	$—	$(11)	$—	$—	$—
Foreign exchange contracts:
Amount of gain (loss) reclassified from accumulated other comprehensive loss into income	$3	$(11)	$(1)	$(1)	$—	$3	$(45)	$(4)	$(2)	$—

F-69

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the change in the components of accumulated other comprehensive loss, excluding noncontrolling interests, for the periods presented.

in millions	Currency Translation	Cash Flow Hedges(1)	Postretirement Benefit Plans(2)	Total
Balance as of March 31, 2019	$(236)	$(22)	$(248)	$(506)
Other comprehensive (loss) income before reclassifications	(73)	34	(66)	(105)
Amounts reclassified from accumulated other comprehensive loss, net	—	(38)	29	(9)

Net current-period other comprehensive loss	(73)	(4)	(37)	(114)

Balance as of March 31, 2020	$(309)	$(26)	$(285)	$(620)

Other comprehensive income (loss) before reclassifications	244	(200)	114	158
Amounts reclassified from accumulated other comprehensive loss, net(3)	(30)	93	33	96

Net current-period other comprehensive income (loss)	214	(107)	147	254

Balance as of March 31, 2021	$(95)	$(133)	$(138)	$(366)
Other comprehensive (loss) income before reclassifications	(71)	(818)	111	(778)
Amounts reclassified from accumulated other comprehensive loss, net	—	516	8	524

Net current-period other comprehensive (loss) income	(71)	(302)	119	(254)

Balance as of March 31, 2022	$(166)	$(435)	$(19)	$(620)

(1)	For additional information on our cash flow hedges, see Note 17 – Financial Instruments and Commodity Contracts.
(2)	For additional information on our postretirement benefit plans, see Note 15 – Postretirement Benefit Plans.
(3)	Amounts reclassified from accumulated other comprehensive loss related to currency translation are due to the sale of Duffel.

F-70

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.    FAIR VALUE MEASUREMENTS

We record certain assets and liabilities, primarily derivative instruments, on our consolidated balance sheets at fair value. We also disclose the fair values of certain financial instruments, including debt and loans receivable, which are not recorded at fair value. Our objective in measuring fair value is to estimate an exit price in an orderly transaction between market participants on the measurement date. We consider factors such as liquidity, bid/offer spreads, and nonperformance risk, including our own nonperformance risk, in measuring fair value. We use observable market inputs wherever possible. To the extent observable market inputs are not available, our fair value measurements will reflect the assumptions used. We grade the level of the inputs and assumptions used according to a three-tier hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities we have the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for which there is little or no market data, which require us to develop our own assumptions based on the best information available as what market participants would use in pricing the asset or liability.

The following describes the valuation methodologies we used to measure our various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Derivative Contracts

For certain derivative contracts with fair values based upon trades in liquid markets, such as aluminum, zinc, copper, foreign exchange, natural gas, and diesel fuel forward contracts and options, valuation model inputs can generally be verified and valuation techniques do not involve significant judgment. The fair values of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

The majority of our derivative contracts are valued using industry-standard models with observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices. We generally classify these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swaps, cross-currency swaps, foreign currency contracts, aluminum, copper, and zinc forward contracts, and natural gas and diesel fuel forward contracts.

We classify derivative contracts that are valued based on models with significant unobservable market inputs as Level 3 of the valuation hierarchy. Our electricity swap, which was our only Level 3 derivative contract, represented an agreement to buy electricity at a fixed price at our Oswego, New York, facility. Forward prices are not observable for this market, so we made certain assumptions based on available information we believe to be relevant to market participants. We used observable forward prices for a geographically nearby market and adjust for historical spreads between the cash prices of the two markets and historical spreads between retail and wholesale prices. As of March 31, 2022, this electricity swap has matured.

For Level 2 and 3 of the fair value hierarchy, where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations (nonperformance risk). We regularly monitor these factors along with significant market inputs and assumptions used in our fair value measurements and evaluate the level of the valuation input according to the fair value hierarchy. This may result in a transfer between levels

F-71

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in the hierarchy from period to period. As of March 31, 2022 and March 31, 2021, we did not have any Level 1 derivative contracts. No amounts were transferred between levels in the fair value hierarchy.

All of the Company’s derivative instruments are carried at fair value in the statements of financial position prior to considering master netting agreements.

The following table presents our derivative assets and liabilities which were measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of March 31, 2022 and March 31, 2021. The table below also discloses the net fair value of the derivative instruments after considering the impact of master netting agreements.

	March 31,
	2022		2021
in millions	Assets	Liabilities	Assets	Liabilities
Level 2 instruments
Metal contracts	$303	$(916)	$111	$(230)
Currency exchange contracts	60	(53)	28	(52)
Energy contracts	31	—	2	(1)

Total level 2 instruments	$394	$(969)	$141	$(283)

Level 3 instruments
Energy contracts	$—	$—	$—	$(2)

Total level 3 instruments	—	—	—	(2)

Total gross	394	(969)	141	(285)

Netting adjustment(1)	(236)	236	(81)	81

Total net	$158	$(733)	$60	$(204)

(1)	Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions with the same counterparties.

There were no unrealized gains (losses) recognized in other (income) expenses, net during fiscal 2022 related to Level 3 financial instruments.

The following table presents a reconciliation of fair value activity for Level 3 derivative contracts.

in millions	Level 3 – Derivative Instruments(1)
Balance as of March 31, 2020	$(6)
Unrealized/realized gain included in earnings(2)	6
Settlements(2)	(2)

Balance as of March 31, 2021	$(2)

Unrealized/realized gain included in earnings(2)	6
Unrealized/realized gain included in accumulated other comprehensive loss(3)	2
Settlements(2)	(6)

Balance as of March 31, 2022	$—

(1)	Represents net derivative liabilities.
(2)	Included in other (income) expenses, net in our consolidated statements of operations.

F-72

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(3)	Included in net change in fair value of effective portion of cash flow hedges in our consolidated statements of comprehensive income (loss).

In addition to our derivative assets and liabilities held at fair value, we have a Level 3 receivable related to the contingent consideration for the sale of Duffel to ALVANCE. Upon closing on September 30, 2020, we recorded a receivable at a fair value of €93 million ($109 million) measured based on the anticipated outcome, timeline of arbitration of greater than one year, and a discount rate of 5%. As of March 31, 2021, the fair value had been adjusted for the accretion of imputed interest to €95 million ($112 million).

During fiscal 2022, Novelis marked all outstanding receivables related to the sale of Duffel to an estimated fair value of €45 million ($53 million), which resulted in a loss of €51 million ($61 million) recorded in loss from discontinued operations, net of tax. See Note 3 – Discontinued Operations for more information. There has been no change to this fair value, and this receivable remains outstanding and is included in other long–term assets in our consolidated balance sheet as of March 31, 2022.

Financial Instruments Not Recorded at Fair Value

The table below presents the estimated fair value of certain financial instruments not recorded at fair value on a recurring basis. The table excludes finance leases and short-term financial assets and liabilities for which we believe carrying value approximates fair value. We value long-term receivables and long-term debt using Level 2 inputs. Valuations are based on either market and/or broker ask prices when available or on a standard credit adjusted discounted cash flow model using market observable inputs.

	March 31,
	2022		2021
in millions	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term receivables from related parties	$1	$1	$1	$1
Total debt — third parties (excluding finance leases and short-term borrowings)	4,963	4,912	5,702	5,967

20.	OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net consists of the following.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Currency losses, net(1)	$1	$3	$3
Unrealized losses (gains) on change in fair value of derivative instruments, net(2)	28	11	(4)
Realized (gains) losses on change in fair value of derivative instruments, net(2)	(15)	16	7
Gain on sale of business(3)	(15)	—	—
Loss on sale of assets, net	8	1	1
Gain on Brazilian tax litigation, net(4)	(85)	(1)	(7)
Interest income	(9)	(9)	(14)
Non-operating net periodic benefit cost(5)	(5)	33	34
Charitable contribution(6)	—	50	—
Other, net(7)	31	(1)	(2)

Other (income) expenses, net	$(61)	$103	$18

(1)

Includes (gains) losses recognized on balance sheet remeasurement currency exchange contracts, net. See Note 16 – Currency Losses (Gains) and Note 17 – Financial Instruments and Commodity Contracts for further details.

F-73

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2)	See Note 17 – Financial Instruments and Commodity Contracts for further details.
(3)

During the third quarter of fiscal 2022, Novelis sold 90% of its equity ownership in Saras Micro Devices, Inc., an early stage business founded by Novelis related to the development, design, manufacturing, and sale of aluminum-integrated passive devices for use in semiconductor and electronic systems. The sale resulted in a $15 million gain on sale of business. As part of this transaction, we received $9 million in cash upon close and approximately $6 million in deferred cash receipts.

(4)	See Note 22 – Commitments and Contingencies for further details.
(5)

Represents net periodic benefit cost, exclusive of service cost, for the Company’s pension and other post-retirement benefit plans. For further details, refer to Note 15 – Postretirement Benefit Plans.

(6)	Represents a charitable contribution for COVID-19 relief.
(7)	Other, net for fiscal 2022, includes $18 million from the release of certain outstanding receivables.

21.	INCOME TAXES

We are subject to Canadian and U.S. federal, state, and local income taxes as well as other foreign income taxes. The domestic (Canada) and foreign components of our income from continuing operations before income tax provision (and after removing our equity in net (income) loss of non-consolidated affiliates) are as follows.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Domestic (Canada)	$106	$(15)	$(58)
Foreign (all other countries)	1,185	710	658

Pre-tax income before equity in net (income) loss of non-consolidated affiliates	$1,291	$695	$600

The components of our income tax provision are as follows.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Current provision:
Domestic (Canada)	$9	$6	$7
Foreign (all other countries)	245	183	171

Total current	$254	$189	$178

Deferred provision:
Domestic (Canada)	$(54)	$—	$—
Foreign (all other countries)	81	49	—

Total deferred	$27	$49	$—

Income tax provision	$281	$238	$178

F-74

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the Canadian statutory tax rates to our effective tax rates are shown below.

in millions, except percentages	Fiscal 2022	Fiscal 2021	Fiscal 2020
Pre-tax income before equity in net (income) loss of non-consolidated affiliates	$1,291	$695	$600

Canadian statutory tax rate	25%	25%	25%

Provision at the Canadian statutory rate	$323	$174	$150
Increase (decrease) for taxes on income (loss) resulting from:
Exchange translation items	14	19	9
Exchange remeasurement of deferred income taxes	10	(5)	(17)
Change in valuation allowances	(66)	23	13
Tax credits	(46)	(23)	(17)
(Income) expense items not subject to tax	(15)	(1)	4
State tax expense, net	(2)	(5)	1
Enacted tax rate changes	(6)	(2)	(6)
Tax rate differences on foreign earnings	65	48	32
Uncertain tax positions	5	6	4
Prior year adjustments	(6)	(1)	(1)
Income tax settlements	—	4	—
Non-deductible expenses and other, net	5	1	6

Income tax provision	$281	$238	$178

Effective tax rate	22%	34%	30%

Our effective tax rate differs from the Canadian statutory rate for fiscal 2022 primarily due to the following factors: the results of operations taxed at foreign statutory tax rates that differ from the 25% Canadian tax rate, including withholding taxes; changes to the Brazilian real foreign exchange rate; changes in valuation allowances; the availability of tax credits; and the enacted rate change in the U.K. The corporate tax rate in the U.K. is scheduled to increase from 19% to 25%, effective for fiscal 2023. This impact of this change resulted in a tax benefit of approximately $8 million.

We earn tax credits in a number of the jurisdictions in which we operate. These are primarily composed of foreign tax credits in Canada of $22 million, empire zone credits in New York of $2 million, R&D credits in the U.S. of $6 million related to fiscal 2022 and $11 million related to prior years. The impact on our income tax provision of credits during fiscal 2022 was a benefit of $46 million. However, legislation enacted in New York state on March 31, 2014 established a zero percent statutory income tax rate for manufacturers. As a result, the current year empire zone credits in New York are offset with a corresponding valuation allowance of $2 million.

Deferred Income Taxes

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes as well as the impact of available net operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

F-75

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Our deferred income tax assets and deferred income tax liabilities are as follows.

	March 31,

in millions	2022	2021

Deferred income tax assets:
Provisions not currently deductible for tax purposes	$536	$458
Tax losses/benefit carryforwards, net	998	934
Depreciation and amortization	88	79
Other assets	31	50

Total deferred income tax assets	1,653	1,521
Less: valuation allowance	(763)	(821)

Net deferred income tax assets	$890	$700

Deferred income tax liabilities:
Depreciation and amortization	$558	$550
Inventory valuation reserves	206	57
Monetary exchange gains, net	28	24
Other liabilities	98	101

Total deferred income tax liabilities	$890	$732

Net deferred income tax liabilities	$—	$32

ASC 740 requires that we reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. After consideration of all evidence, both positive and negative, management concluded that it is more likely than not that we will be unable to realize a portion of our deferred tax assets and that valuation allowances of $763 million and $821 million were necessary as of March 31, 2022 and 2021, respectively.

We continue to maintain valuation allowances in Canada and certain foreign jurisdictions primarily related to tax losses where we believe it is more likely than not that we will be unable to utilize those losses. The following table summarizes changes in the valuation allowances.

in millions	Balance at Beginning of Period	Deductions	Acquisition(1)	Additions	Balance at End of Period
Fiscal 2022	$821	(74)	—	$16	$763
Fiscal 2021	755	(12)	64	14	821
Fiscal 2020	742	(1)	—	14	755

(1)	Related to the acquisition of Aleris.

During fiscal 2022, after considering all available evidence, we released a portion of the Canadian valuation allowance, resulting in an income tax benefit of $73 million. Positive evidence included a recent history of three-year cumulative earnings as of March 31, 2022 and forecasted taxable earnings, as a result of a decrease in external interest expense, an increase in interest income from intercompany indebtedness, and patent fees through 2031. Negative evidence included the overall size and history of recurring losses. After weighing the available evidence, management determined that a portion of the Canadian net operating losses are more likely than not to be realized.

It is reasonably possible that our estimates of future taxable income may change within the next 12 months, resulting in a change to the valuation allowance in one or more jurisdictions.

F-76

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2022, we had net operating loss carryforwards of approximately $846 million (tax effected) and tax credit carryforwards of $152 million, which will be available to offset future taxable income and tax liabilities. The carryforwards will begin expiring in fiscal 2023. As of March 31, 2022, valuation allowances of $538 million, $123 million and $102 million had been recorded against net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets, respectively, where it appeared more likely than not that such benefits will not be realized. The net operating loss carryforwards are predominantly in Canada, the U.S., Germany, China, and Italy.

As of March 31, 2021, we had net operating loss carryforwards of approximately $790 million (tax effected) and tax credit carryforwards of $144 million, which will be available to offset future taxable income and tax liabilities. The carryforwards began expiring in fiscal 2021, with some amounts being carried forward indefinitely. As of March 31, 2021, valuation allowances of $584 million, $131 million, and $107 million had been recorded against net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets, respectively, where it appeared more likely than not that such benefits will not be realized. The net operating loss carryforwards are predominantly in Canada, the U.S., Germany, Switzerland, China, the U.K., and Italy.

Although realization is not assured, management believes it is more likely than not that all the remaining net deferred tax assets will be realized. In the near term, the amount of deferred tax assets considered realizable could be reduced if we do not generate sufficient taxable income in certain jurisdictions.

As of March 31, 2022, we had cumulative earnings of approximately $4.1 billion for which we had not provided Canadian income tax or withholding taxes because we consider them to be indefinitely reinvested. We acknowledge that we would need to accrue and pay taxes should we decide to repatriate cash and short-term investments generated from earnings of our foreign subsidiaries that are considered indefinitely reinvested. Except for those jurisdictions where we have already distributed and paid taxes on the earnings, we have reinvested and expect to continue to reinvest undistributed earnings of foreign subsidiaries indefinitely. Cash and cash equivalents held by foreign subsidiaries that are indefinitely reinvested are used to cover expansion and short-term cash flow needs of such subsidiaries. The amounts considered indefinitely reinvested would be subject to possible Canadian taxation only if remitted as dividends. However, due to our full valuation allowance position of $524 million in Canada, in excess of $449 million of net operating loss carryforwards, exempt surpluses for Canadian tax purposes, $47 million of tax credits, and other deferred tax assets of $83 million, a portion of the cumulative earnings would not be taxed if distributed. Due to the complex structure of our international holdings and the various methods available for repatriation, quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

Tax Uncertainties

As of March 31, 2022 and 2021, the total amount of unrecognized benefits that, if recognized, would affect the effective income tax rate in future periods based on anticipated settlement dates is $71 million and $69 million, respectively.

Tax authorities continue to examine certain other of our tax filings for the fiscal year ended March 31, 2005 and the fiscal years ended March 31, 2013 through March 31, 2019. Our reserves for unrecognized tax benefits, as well as reserves for interest and penalties, are not expected to decrease in the next 12 months as a result of further settlement of audits, judicial decisions, the filing of amended tax returns, or the expiration of statutes of limitations. With few exceptions, tax returns for all jurisdictions for all tax years before 2005 are no longer subject to examination by taxing authorities.

Our policy is to record interest and penalties related to unrecognized tax benefits in income tax provision on our consolidated statements of operations. As of March 31, 2022, 2021, and 2020, we accrued for interest and

F-77

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

penalties of $10 million, $11 million, and $4 million, respectively. During fiscal 2022, fiscal 2021, and fiscal 2020, we recognized tax benefit of $2 million, tax expense of $2 million, and tax expense of $1 million related to changes in accrued interest and penalties, respectively. The main driver of the benefit realized in fiscal 2022 was the reduction in interest rate for uncertain tax positions in Germany as provided under proposed legislation.

The following table summarizes the changes in unrecognized tax benefits.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Beginning balance of unrecognized tax benefits	$69	$27	$24
Additions based on tax positions related to the current period	5	4	3
Additions based on tax positions of prior years(1)	2	39	1
Reductions based on tax positions of prior years	(1)	(1)	(1)
Settlements	—	(1)	—
Foreign exchange	(4)	1	—

Ending Balance of unrecognized tax benefits	$71	$69	$27

(1)	Additions based on tax positions of prior years in fiscal 2021 includes $37 million from the acquisition of Aleris.

Income Taxes Payable

Our accompanying consolidated balance sheets include income taxes payable, net of $101 million and $102 million as of March 31, 2022 and 2021, respectively. Of these amounts, $67 million and $70 million are reflected in accrued expenses and other current liabilities as of March 31, 2022 and 2021, respectively.

22.	COMMITMENTS AND CONTINGENCIES

We are party to, and may in the future be involved in, or subject to, disputes, claims, and proceedings arising in the ordinary course of our business, including some we assert against others, such as environmental, health and safety, product liability, employee, tax, personal injury, and other matters. For certain matters in which the Company is involved for which a loss is reasonably possible, we are unable to estimate a loss. For certain other matters for which a loss is reasonably possible and the loss is estimable, we have estimated the aggregated range of loss as $0 to $64 million. This estimated aggregate range of reasonably possible losses is based upon currently available information. The Company’s estimates involve significant judgment, and therefore, the estimate will change from time to time and actual losses may differ from the current estimate. We review the status of, and estimated liability related to, pending claims and civil actions on a quarterly basis. The evaluation model includes all asserted and unasserted claims that can be reasonably identified, including claims relating to our responsibility for compliance with environmental, health and safety laws and regulations in the jurisdictions in which we operate or formerly operated. The estimated costs in respect of such reported liabilities are not offset by amounts related to insurance or indemnification arrangements unless otherwise noted.

Environmental Matters

We own and operate numerous manufacturing and other facilities in various countries around the world. Our operations are subject to environmental laws and regulations from various jurisdictions, which govern, among other things, air emissions; wastewater discharges; the handling, storage and disposal of hazardous substances and wastes; the remediation of contaminated sites and restoration of natural resources; carbon and other greenhouse gas emissions; and employee health and safety. Future environmental, health and safety regulations

F-78

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

may impose stricter compliance requirements on the industries in which we operate. Additional equipment or process changes at some of our facilities, and related capital expenditures, which may be material, may be needed to meet existing or future requirements. The cost of meeting these requirements may be significant. Failure to comply with such laws and regulations could subject us to administrative, civil, or criminal penalties; obligations to pay damages or other costs; and injunctions and other orders, including orders to cease operations.

We are involved in proceedings under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, or analogous state provisions regarding our liability arising from the usage, storage, treatment, or disposal of hazardous substances and wastes at a number of sites in the U.S., as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil, certain countries in the European Union, and South Korea. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of environmental, health and safety remediation, natural resource damages, third-party claims, and other expenses. In addition, we are, from time to time, subject to environmental, health and safety reviews and investigations by relevant governmental authorities.

We have established liabilities based on our estimates for currently anticipated costs associated with environmental matters. We estimate that the costs related to our environmental liabilities as of March 31, 2022 were $35 million, of which $16 million was related to undiscounted clean-up costs, $15 million was associated with an increase in environmental reserves, and $4 million was associated with restructuring actions. As of March 31, 2022, $19 million is included in accrued expenses and other current liabilities and the remainder is within other long–term liabilities in our accompanying consolidated balance sheets. As of March 31, 2021, we reported $23 million of total environmental liabilities in our consolidated balance sheet.

Brazil Tax Litigation

Under a federal tax dispute settlement program established by the Brazilian government, we have settled several disputes with Brazil’s tax authorities regarding various forms of manufacturing taxes and social security contributions. In most cases, we are paying the settlement amounts over a period of 180 months, although in some cases we are paying the settlement amounts over a shorter period. Total settlement liabilities were $18 million and $20 million as of March 31, 2022 and March 31, 2021, respectively. As of March 31, 2022, $7 million is included in accrued expenses and other current liabilities and the remainder is within other long–term liabilities in our accompanying consolidated balance sheets.

In addition to the disputes we have settled under the federal tax dispute settlement program, we are involved in several other unresolved tax and other legal claims in Brazil. Total liabilities for other disputes and claims were $38 million and $24 million as of March 31, 2022 and March 31, 2021, respectively. As of March 31, 2022, $2 million is included in accrued expenses and other current liabilities and the remainder is within other long–term liabilities in our accompanying consolidated balance sheets. Additionally, we have included in the range of reasonably possible losses disclosed above any unresolved tax disputes or other contingencies for which a loss is reasonably possible and estimable. The interest cost recorded on these settlement liabilities offset by interest earned on the cash deposits is reported in other (income) expenses, net on the consolidated statements of operations.

During fiscal 2021, fiscal 2020, and fiscal 2019, we received multiple favorable rulings from the Brazilian court that recognized the right to exclude certain taxes from the tax base used to calculate contributions to the social integration program and social security contributions on gross revenues, also known as PIS and COFINS. As a result of these cases, we have the right to apply for tax credits for the amounts overpaid during specified tax years. These credits and corresponding interest can be used to offset various Brazilian federal taxes in future years.

F-79

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Brazilian Office of the Attorney General of the National Treasury sought clarification from the Brazilian Supreme Court of certain matters, including the calculation methodology (i.e. gross or net credit amount) and timing of these credits. Since the Brazilian Supreme Court had not yet confirmed the appropriate methodology when these favorable rulings were received, Novelis recorded this benefit in the corresponding periods based on the net credit amount.

However, during the first quarter of fiscal 2022, the Brazilian Supreme Court ruled that the credit should be calculated using the gross methodology for lawsuits filed prior to March 2017. As such, Novelis recorded additional income of $76 million in other (income) expenses, net, $48 million of which is principal and $29 million is interest, related to PIS and COFINS for the years 2009 to 2017, net of $1 million in litigation expense.

During the third quarter of fiscal 2022, Novelis recorded $5 million of additional income in other (income) expenses, net, $2 million of which is principal and $3 million of which is interest, related to PIS and COFINS for certain periods.

This income is subject to income taxes and therefore, resulted in the recognition of income of $64 million within net income.

The credit amounts, interest calculation, and supporting documentation are subject to further validation and scrutiny by tax authorities for five years after the credits are utilized. Thus, credits recognized may differ from these amounts.

In order to qualify for these credits, the Company is required to compile and present verifiable support validating the credits. During fiscal 2022, Novelis applied for and received official authorization from The Special Department of Federal Revenue of Brazil (“Receita Federal”) to use the PIS and COFINS credits related to certain periods. Novelis was able to utilize a majority of these credits to offset taxes to be paid in fiscal 2022 and anticipates utilizing the remaining credits in the first quarter of fiscal 2023.

Additionally, during fiscal 2022, Novelis received a final favorable decision to allow the treatment of sales to the Manaus Free Trade Zone (“Manaus”) as equivalent to exports that qualify for the tax benefit known as the Special Regime for Reinstatement of Tax Amounts to Exporting Companies (“Reintegra”), which confirmed Novelis’ right to calculate the benefit for these sales to Manaus since August 2011. As a result, during fiscal 2022, Novelis recorded a $12 million benefit, $8 million of which is principal recorded in net sales and $4 million is interest recorded in other (income) expenses, net. These credits and corresponding interest can be used to offset various Brazilian federal taxes in future years. The credit amounts, interest calculation, and supporting documentation are subject to further validation and scrutiny by tax authorities for five years after the credits are utilized. Thus, credits recognized may differ from these amounts.

23.	SEGMENT, GEOGRAPHICAL AREA, MAJOR CUSTOMER AND MAJOR SUPPLIER INFORMATION

Segment Information

Due in part to the regional nature of supply and demand of aluminum rolled products and to best serve our customers, we manage our activities based on geographical areas and are organized under four operating segments: North America, Europe, Asia, and South America. All of our segments manufacture aluminum sheet and light gauge products. We also manufacture aluminum plate products in Europe and Asia.

The following is a description of our operating segments.

F-80

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

North America. Headquartered in Atlanta, Georgia, this segment operates 17 plants, including seven with recycling operations, in two countries.

Europe. Headquartered in Küsnacht, Switzerland, this segment operates 10 plants, including five with recycling operations, in four countries.

Asia. Headquartered in Seoul, South Korea, this segment operates four plants, including two with recycling operations, in two countries.

South America. Headquartered in Sao Paulo, Brazil, this segment operates two plants in Brazil, including one with recycling operations.

Net sales and expenses are measured in accordance with the policies and procedures described in Note 1 – Business and Summary of Significant Accounting Policies.

We measure the profitability and financial performance of our operating segments based on segment income. Segment income provides a measure of our underlying segment results that is in line with our approach to risk management. We define segment income as earnings before (a) depreciation and amortization; (b) interest expense and amortization of debt issuance costs; (c) interest income; (d) unrealized gains (losses) on change in fair value of derivative instruments, net, except for foreign currency remeasurement hedging activities, which are included in segment income; (e) impairment of goodwill; (f) (gain) loss on extinguishment of debt, net; (g) noncontrolling interests’ share; (h) adjustments to reconcile our proportional share of segment income from non-consolidated affiliates to income as determined on the equity method of accounting; (i) restructuring and impairment, net; (j) gains or losses on disposals of property, plant and equipment and businesses, net; (k) other costs, net; (l) litigation settlement, net of insurance recoveries; (m) sale transaction fees; (n) income tax provision (benefit); (o) cumulative effect of accounting change, net of tax; (p) metal price lag; (q) business acquisition and other related costs; (r) purchase price accounting adjustments; (s) income (loss) from discontinued operations, net of tax; and (t) loss on sale of discontinued operations, net of tax.

The tables that follow show selected segment financial information. “Eliminations and Other” includes eliminations and functions that are managed directly from our corporate office that have not been allocated to our operating segments as well as the adjustments for proportional consolidation and eliminations of intersegment net sales. The financial information for our segments includes the results of our affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. In order to reconcile the financial information for the segments shown in the tables below to the relevant U.S. GAAP based measures, we must adjust proportional consolidation of each line item. The “Eliminations and Other” in net sales – third party includes the net sales attributable to our joint venture party, Tri-Arrows, for our Logan affiliate because we consolidate 100% of the Logan joint venture for U.S. GAAP reporting purposes, but we manage our Logan affiliate on a proportionately consolidated basis. See Note 9 – Consolidation and Note 10 – Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further information about these affiliates. Additionally, we eliminate intersegment sales and intersegment income for reporting on a consolidated basis.

F-81

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Selected Segment Financial Information

in millions

Selected Operating Results Fiscal 2022	North America	Europe	Asia	South America	Eliminations and Other(1)	Total
Net sales – third party	$6,735	$4,545	$2,916	$2,576	$377	$17,149
Net sales – intersegment	—	175	120	62	(357)	—

Net sales	$6,735	$4,720	$3,036	$2,638	$20	$17,149

Depreciation and amortization	$230	$173	$90	$80	$(23)	$550
Income tax provision (benefit)	48	38	61	174	(40)	281
Capital expenditures	172	104	88	88	(6)	446

March 31, 2022
Investment in and advances to non–consolidated affiliates	$—	$508	$324	$—	$—	$832
Total assets	5,084	4,535	2,627	2,115	735	15,096

in millions

Selected Operating Results Fiscal 2021	North America	Europe	Asia	South America	Eliminations and Other(1)	Total
Net sales – third party	$4,551	$3,420	$2,167	$1,783	$355	$12,276
Net sales – intersegment	7	132	15	15	(169)	—

Net sales	$4,558	$3,552	$2,182	$1,798	$186	$12,276

Depreciation and amortization	$235	$173	$88	$71	$(24)	$543
Income tax (benefit) provision	(27)	22	62	123	58	238
Capital expenditures	184	99	113	94	(5)	485

March 31, 2021
Investment in and advances to non–consolidated affiliates	$—	$510	$328	$—	$—	$838
Total assets	4,084	3,974	2,423	1,797	607	12,885

in millions

Selected Operating Results Fiscal 2020	North America	Europe	Asia	South America	Eliminations and Other	Total
Net sales – third party	$4,118	$2,977	$1,952	$1,861	$309	$11,217
Net sales – intersegment	—	118	17	43	(178)	—

Net sales	$4,118	$3,095	$1,969	$1,904	$131	$11,217

Depreciation and amortization	$153	$117	$62	$67	$(38)	$361
Income tax provision	19	11	29	108	11	178
Capital expenditures	303	85	132	94	(4)	610

(1)	Total assets includes assets of discontinued operations.

F-82

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table displays the reconciliation from net income attributable to our common shareholder to segment income.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net income attributable to our common shareholder	$954	$236	$420
Net income attributable to noncontrolling interests	1	1	—
Income tax provision	281	238	178
Loss from discontinued operations, net of tax	63	51	—
Loss on sale of discontinued operations, net of tax	—	170	—

Income from continuing operations before income tax provision	1,299	696	598
Depreciation and amortization	550	543	361
Interest expense and amortization of debt issuance costs	227	267	248
Adjustment to reconcile proportional consolidation(1)	56	56	57
Unrealized losses (gains) on change in fair value of derivative instruments, net	28	11	(4)
Realized (gains) losses on derivative instruments not included in segment income(2)	(2)	1	—
Gain on sale of a business(3)	(15)	—	—
Loss on extinguishment of debt, net	64	14	71
Restructuring and impairment, net	1	29	43
Loss on sale of fixed assets	8	1	1
Purchase price accounting adjustments(4)	—	29	—
Metal price lag	(166)	6	38
Business acquisition and other related costs(5)	—	11	63
Other, net(6)	(5)	50	(4)

Segment income	$2,045	$1,714	$1,472

(1)

Adjustment to reconcile proportional consolidation relates to depreciation, amortization, and income taxes of our equity method investments. Income taxes related to our equity method investments are reflected in the carrying value of the investment and not in our consolidated income tax provision.

(2)	Realized (gains) losses on derivative instruments not included in segment income represents foreign currency derivatives not related to operations.
(3)	Gain on sale of a business, net relates to Novelis’ sale of 90% of its equity ownership in Saras Micro Devices, Inc. See Note 20 – Other (Income) Expenses, net for further details.
(4)	Purchase price accounting adjustments for fiscal 2021 primarily relates to the relief of the inventory step-up related to the acquired Aleris business.
(5)	Business acquisition and other related costs are primarily legal and professional fees associated with our acquisition of Aleris.
(6)

For fiscal 2022, other, net includes $36 million of interest income recognized as a result of Brazilian tax litigation settlements and interest income, partially offset by $18 million from the release of certain outstanding receivables. For fiscal 2021, other, net primarily relates to a charitable contribution for COVID-19 relief as well as interest income.

F-83

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table displays segment income by reportable segment.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
North America	$685	$663	$590
Europe	324	285	246
Asia	352	305	210
South America	681	449	421
Eliminations and other	3	12	5

Segment income	$2,045	$1,714	$1,472

Geographical Area Information

As of March 31, 2022, we had 33 operating facilities in nine countries. Net sales are attributed to geographical areas based on the origin of the sale. Long-lived assets and other intangible assets are attributed to geographical areas based on asset location and exclude investments in and advances to our non-consolidated affiliates and goodwill.

Net sales by geographical area follows.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
United States	$6,982	$4,782	$4,273
Asia and Other Pacific	2,916	2,167	1,952
Brazil	2,576	1,783	1,861
Canada	130	124	154
Germany	4,003	3,015	2,506
Other Europe	542	405	471

Net sales	$17,149	$12,276	$11,217

Long-lived assets and other intangible assets by geographical area follows.

	March 31,
in millions	2022	2021
United States	$2,231	$2,267
Asia and Other Pacific	927	912
Brazil	829	842
Canada	54	55
Germany	548	605
Other Europe	658	702

Long-lived assets and other intangible assets	$5,247	$5,383

F-84

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information about Product Sales, Major Customers, and Primary Supplier

Product Sales

The following table displays our net sales by product end market.

in millions	Fiscal 2022	Fiscal 2021	Fiscal 2020
Can	$8,689	$6,191	$6,240
Specialty	4,616	3,207	2,176
Automotive	3,324	2,512	2,801
Aerospace and industrial plate	520	366	—

Net sales	$17,149	$12,276	$11,217

Major Customers

The following table displays customers representing 10% or more of our net sales for any of the periods presented and their respective percentage of net sales.

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Ball	17%	15%	21%
Ford	6	7	10

Primary Supplier

Rio Tinto is our primary supplier of metal inputs, including prime and sheet ingot. The table below shows our purchases from Rio Tinto as a percentage of our total combined metal purchases.

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Purchases from Rio Tinto as a percentage of total combined metal purchases	8%	8%	11%

24.	SUBSEQUENT EVENTS

In April 2022, Novelis amended our ABL Revolver facility to increase the limit on committed letters of credit under the facility to $275 million.

F-85

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares

Common Shares

PROSPECTUS

Joint Book-Running Managers

Morgan Stanley	BofA Securities	Citigroup

            , 2022

Until                , 2022 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Office Holders (Including Directors).

Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the CBCA unless the individual:

•

acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Our bylaws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including, without limitation, an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.

Our bylaws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.

On or prior to the closing, we intend to enter into indemnity agreements with our directors and certain officers which will provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our officers and directors by the underwriters against certain liabilities.

Item 7. Recent Sales of Unregistered Securities.

None.

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 8. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Registration Statement:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1	Arrangement Agreement by and among Hindalco Industries Limited, AV Aluminum Inc. and Novelis Inc., dated as of February 10, 2007 (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on February 13, 2007 (File No. 001-32312))

2.2	Agreement and Plan of Merger, dated as of July 26, 2018, among Novelis Inc., Novelis Acquisitions LLC, Aleris Corporation and OCM Opportunities ALS Holdings L.P. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on July 26, 2018 (File No. 001-32312))

3.1	Restated Certificate and Articles of Incorporation of Novelis Inc. (currently in effect) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on January 7, 2005 (File No. 001-32312))

3.2	Certificate and Articles of Amalgamation of Novelis Inc., dated March 31, 2016 (currently in effect) (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K filed May 10, 2016 (File No. 001-32312))

3.3	Novelis Inc. Amended and Restated Bylaws, adopted as of July 24, 2008 (currently in effect) (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on July 25, 2008 (File No. 001-32312))

3.4*	Form of Amended Articles of Incorporation of Novelis Inc. (to be adopted in connection with this offering)

3.5*	Form of Amended Bylaws of Novelis Inc. (to be adopted in connection with this offering)

4.1*	Specimen Certificate of Novelis Inc. Common Shares

4.2	Indenture relating to the 4.750% Senior Notes due 2030, dated January 16, 2020, between Novelis Corporation, as issuer, Novelis Inc., as guarantor, the subsidiary guarantors named on the signature page thereto and Regions Bank as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on January 16, 2020 (File No. 001-32312))

4.3	Indenture relating to the 3.375% Senior Notes due 2029, dated March 31, 2021, between Novelis Sheet Ingot GmbH, as issuer, Novelis Inc., as guarantor, the subsidiary guarantors named on the signature pages thereto and Deutsche Trustee Company Limited, as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 31, 2021 (File No. 001-32312))

4.4	Indenture relating to the 3.250% Senior Notes due 2026, dated August 11, 2021, among the Issuer, the Company, the subsidiary guarantors named on the signature pages thereto and Regions Bank, as trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on August 11, 2021 (File No. 001-32312))

4.5	Indenture relating to the 3.875% Senior Notes due 2031 dated August 11, 2021, among the Issuer, the Company, the subsidiary guarantors named on the signature pages thereto and Regions Bank, as trustee (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on August 11, 2021 (File No. 001-32312))

5.1*	Opinion of Torys LLP, as to the validity of the common shares

8.1*	Opinion of King & Spalding LLP, as to U.S. tax matters

II-2

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description
10.1	Increase Joinder Amendment to Credit Agreement, dated as of February 21, 2020, among Novelis Acquisitions, LLC, as borrower of the Aleris Incremental Term Loans, Novelis Inc., as Borrower, AV Metals Inc., as Holdings, the other Loan Parties party thereto, the Third Party Security Provider, Standard Chartered Bank, as Administrative Agent for the Lenders, and the Lenders Party thereto (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K filed on May 7, 2020 (File No. 001-32312))

10.2	Amendment No. 4 to Credit Agreement, dated as of August 25, 2020, between Novelis Inc., AV Metals Inc., the other loan parties thereto, the Third Party Security Provider, the Lenders party thereto, and Standard Chartered Bank, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on November 9, 2020 (File No. 001-32312))

10.3	Amendment No. 5 to Credit Agreement, dated as of December 11, 2020, between Novelis Inc., AV Metals Inc., the other loan parties thereto, the Third Party Security Provider, the Lenders party thereto, and Standard Chartered Bank, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on February 3, 2021 (File No. 001-32312))

10.4	Refinancing Amendment to Credit Agreement, dated as of March 26, 2021, among Novelis Inc., as Borrower of the Tranche A-1 Term Loans, Aleris Corporation, as the survivor of the merger with Novelis Acquisitions LLC, as co-borrower of the Aleris Incremental Term Loans and as guarantor, AV Metals Inc., the other Loan Parties party thereto, Novelis Italia S.P.A., as third party security provider, the Lenders party thereto and Standard Chartered Bank, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2021 (File No. 001-32312))

10.5	Amendment No. 4 to Second Amended and Restated Credit Agreement, dated February 21, 2020, among Novelis Inc., as Canadian Borrower, Novelis Corporation, as a U.S. Borrower, the other U.S. Subsidiaries of Canadian Borrower party thereto as U.S. Borrowers, Novelis UK Ltd, as a U.K. Borrower, Novelis AG, as a Swiss Borrower, Novelis Deutschland GMBH, as a German Borrower, AV Metals Inc., the other Guarantors party thereto, the Third Party Security Provider, the Lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent, and U.S. Swingline Lender, Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K filed on May 7, 2020 (File No. 001-32312))

10.6	Amendment No. 5 to Second Amended and Restated Credit Agreement, dated as of August 25, 2020, among Novelis Inc., Novelis Corporation, the other U.S. Subsidiaries of Canadian Borrower party thereto, Novelis UK Ltd, Novelis AG, Novelis Deutschland GMBH, the other Guarantors party thereto, the Third Party Security Provider, the Lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and as Collateral Agent (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 9, 2020 (File No. 001-32312))

10.7	Amendment No. 6 to Second Amended and Restated Credit Agreement, dated as of December 11, 2020, among Novelis Inc., Novelis Corporation, the other U.S. Subsidiaries of Canadian Borrower party thereto, Novelis UK Ltd, Novelis AG, Novelis Deutschland GMBH, the other Guarantors party thereto, the Third Party Security Provider, the Lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and as Collateral Agent (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on February 3, 2021 (File No. 001-32312))

II-3

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description
10.8	Amendment No. 7 to Second Amended and Restated Credit Agreement, dated as of March 5, 2021, among Novelis Inc., Novelis Corporation, the other U.S. Subsidiaries of Canadian Borrower party thereto, Novelis UK Ltd, Novelis AG, Novelis Deutschland GMBH, the other Guarantors party thereto, the Third Party Security Provider, the Lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and as Collateral Agent (incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K filed on May 12, 2021 (File No. 001-32312))

10.9	Amendment No. 8 to Second Amended and Restated Credit Agreement, dated as of October 7, 2021, among Novelis Inc., Novelis Corporation, the other U.S. Subsidiaries of Canadian Borrower party thereto, Novelis UK Ltd, Novelis AG, Novelis Deutschland GMBH, the other Guarantors party thereto, the Third Party Security Provider, the Lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and as Collateral Agent (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 3, 2021 (File No. 001-32312))

10.10	Amendment No. 9 to Second Amended and Restated Credit Agreement, dated as of April 1, 2022, among Novelis Inc., Novelis Corporation, the other U.S. Subsidiaries of Canadian Borrower party thereto, Novelis UK Ltd, Novelis AG, Novelis Deutschland GMBH, the other Guarantors party thereto, the Third Party Security Provider, the Lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and as Collateral Agent (incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K filed on May 11, 2022 (File No. 001-32312))

10.11	Short Term Credit Agreement, dated as of January 18, 2022, among Novelis Inc., as the Borrower, the guarantors party thereto, and Axis Bank Limited, IFSC Banking Unit, Gift City, as lender and administrative agent (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on February 7, 2022 (File No. 001-32312))

10.12#	Novelis Inc. Change in Control Severance Plan (incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K filed on May 8, 2019 (File No. 001-32312))

10.13#	Form of Indemnity Agreement between Novelis Inc. and Members of the Board of Directors and Executive Officers of Novelis Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 21, 2007 (File No. 001-32312))

10.14#	Form of Severance Agreement (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on July 1, 2009 (File No. 001-32312))

10.15#	Novelis Supplementary Pension Plan dated January 1, 2012 ((incorporated by reference to Exhibit 10.31 to our Annual Report on Form 10-K filed on May 24, 2012 (File No. 001-32312))

10.16#	Employment Agreement between Novelis Inc. and Steven Fisher dated August 10, 2015 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 9, 2015 (File No. 001-32312))

10.17#	Employment Agreement between Novelis Inc. and Antonio Tadeu Coelho Nardocci dated September 4, 2009 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K/A filed on September 9, 2009 (File No. 001-32312))

10.18#	Employment Agreement between Novelis Inc. and Devinder Ahuja, dated as of June 6, 2016 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on August 5, 2016 (File No. 001-32312))

10.19#	Employment Agreement between Novelis Inc. and Marco Antonio Palmieri dated June 16, 2017 (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 10-K filed on May 8, 2018 (File No. 001-32312))

II-4

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description
10.20#	Employment Agreement between Novelis Inc. and Sachin Satpute dated as of April 28, 2016 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 5, 2016 (File No. 001-32312))

10.21#	Employment Agreement between Novelis Inc. and Emilio Braghi, dated as of July 22, 2016 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on August 5, 2016 (File No. 001-32312))

10.22#	Novelis Fiscal 2022 Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.22 to our Annual Report on Form 10-K/A filed on June 3, 2022 (File No. 001-32312))

10.23#	Novelis Fiscal 2021 Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K/A filed on June 3, 2022 (File No. 001-32312))

10.24#	Novelis 2022 Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.24 to our Annual Report on Form 10-K/A filed on June 3, 2022 (File No. 001-32312))

10.25#	Novelis 2021 Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.25 to our Annual Report on Form 10-K/A filed on June 3, 2022 (File No. 001-32312))

10.26#	Novelis Fiscal 2020 Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K filed on May 8, 2019 (File No. 001-323121))

10.27#	Novelis Fiscal 2020 Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K filed on May 8, 2019 (File No. 001-323121))

21.1*	Subsidiaries of Novelis Inc.

23.1*	Consent of PricewaterhouseCoopers

23.2*	Consent of Torys LLP (included in Exhibit 5.1)

23.3*	Consent of King & Spalding LLP (included in Exhibit 8.1)

24.1	Power of Attorney (included on signature page)

107*	Filling fee table

*	To be filed by amendment.
#	Indicates a management contract or compensatory plan or arrangement.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-5

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-6

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on             , 2022.

Novelis Inc.

By:	Steven Fisher
Name:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Steven Fisher and Devinder Ahuja as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each action alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	, 2022
Steven Fisher	(Principal Executive Officer)

	Chief Financial Officer	, 2022
Devinder Ahuja	(Principal Financial and Accounting Officer)

	Chairman	, 2022
Kumar Mangalam Birla

	Director	, 2022
Askaran K. Agarwala

	Director	, 2022
Clarence Chandran

	Director	, 2022
Satish Pai

II-7

Confidential Treatment Requested by Novelis Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

	Director	, 2022
Donald A. Stewart

	Director	, 2022
Gary Comerford

	Director	, 2022
Thomas Martin Connelly, Jr.

	Director	, 2022
Vikas Sehgal

	Authorized U.S. Representative	, 2022

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